4/24


06011131

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME GMO Internet, Inc.

*CURRENT ADDRESS 26-1, Sakuragaoka-cho
Shibuya-ku
Tokyo

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 24 2006
THOMSON FINANCIAL

FILE NO. 82- 34950 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | |
|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☒ |
| DEF 14A | (PROXY) | ☐ | | |

OICF/BY: MW

DAT : 2/23/06

Exhibit A

# Global Media Online INC.

February 2, 2005

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: Global Media Online Inc.

Code No.9449

Company representative: Masatoshi Kumagai , Representative Director and President

Contact person: Masashi Yasuda , Executive Director

TEL: 03-5456-2555 (switchboard)

FAX: 03-3780-2611

URL: http://www.gmo.jp

## Change of Name of a GMO Group Company

Global Media Online INC. announces that the name of Card Commerce Service Co., Ltd., an affiliate of the Company engaged in online settlement services for credit cards, has changed to GMO Payment Gateway, Inc. effective February 2, 2005.

All directors, officers and employees of GMO Payment Gateway, Inc. are fully committed to improving services and supporting customers, and on the occasion of this name change have redoubled their determination to deliver customer satisfaction. GMO Payment Gateway, Inc. creates added value for credit card settlement and will strive persistently and energetically to grow yet more active.

New trade name: GMO Payment Gateway, Inc.

End


RECEIVED
2006 JAN 24
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Global Media Online INC.

RECEIVED
2006 JAN 24 P 1:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit B



# Summary of Conso December 2004

Name of Listed Company: Gl
Code: 9449
(URL http://www.gmo.jp)
Representative Director — Name: Masatoshi Kumagai
Contact: Position: Executive Director — Name: Masashi Yasuda — Telephone: 81+3+5456+2555
Date of Board Meeting: February 18, 2005
Whether US GAAP is applied: None

1. Consolidated Results for the Term Ending December 2004 (from January 1, 2004 to December 31, 2004)

(1) Consolidated financial results (NOTE: Amounts rounded down to the nearest one million yen)

| | Sales | | Operating profit | | Ordinary profit | |
|---|---|---|---|---|---|---|
| | Million Yen | % | Million Yen | % | Million Yen | % |
| December 31, 2004 | 23,561 | (50.3) | 2,804 | (32.8) | 2,805 | (44.1) |
| December 31, 2003 | 15,678 | (27.3) | 2,112 | (78.0) | 1,946 | (92.5) |

| | Current profit | | Current profit per share | | Current net profit per share diluted | | Shareholders' equity Current net profit ratio | Ratio of ordinary profit to net worth | Ratio of ordinary profit to sales |
|---|---|---|---|---|---|---|---|---|---|
| | Million Yen | % | Yen | Sen | Yen | Sen | % | % | % |
| December 31, 2004 | 2,563 | (146.4) | 44 | 81 | 44 | 16 | 21.0 | 12.2 | 11.9 |
| December 31, 2003 | 1,040 | (400.4) | 37 | 59 | 37 | 42 | 10.5 | 12.6 | 12.4 |

Note 1. Equity in earning or loss of investees: term ended December 2004: one million yen, term ended December 2003: -187 million yen
2. Average outstanding shares during the term (consolidated): term ended December 2004: 56,315,494 shares, term ended December 2003: 27,668,730 shares
3. Change in accounting policies: None
4. Percentages shown for sales, operating profit, ordinary profit and current net profit indicate the rate of increase or decrease compared to the previous year

(2) Consolidated financial conditions

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share | |
|---|---|---|---|---|---|
| | Million Yen | Million Yen | % | Yen | Sen |
| December 31, 2004 | 27,896 | 13,350 | 47.9 | 217 | 93 |
| December 31, 2003 | 17,917 | 11,096 | 61.9 | 401 | 06 |

Note: Number of total outstanding shares (consolidated): December 31, 2004: 61,078,374 shares, December 31, 2003: 27,667,634 shares

(3) Consolidated cash flow

| | Cash flow from operating activities | Cash flow from investment activities | Cash flow from financial activities | Closing balance of cash and cash equivalents |
|---|---|---|---|---|
| | Million Yen | Million Yen | Million Yen | Million Yen |
| December 31, 2004 | 2,436 | △1,112 | 1,439 | 11,319 |
| December 31, 2003 | 2,420 | 508 | △102 | 8,524 |

(4) Matters concerning the scope of consolidation and the application of the equity method
Number of consolidated subsidiaries: 24, number of non-consolidated equity method companies: 0, number of affiliated equity method companies: 0

(5) Change in the scope of consolidation and the application of the equity method
Number of newly consolidated companies: 17, number of companies excluded from consolidation: 4, number of companies newly subject to the equity method: 0, number of companies excluded from application of the equity method: 2

2. Projections of consolidated business results for December 31, 2005 (from January 1, 2005 to December 31, 2005)

| | Sales | Ordinary profit | Current net profit |
|---|---|---|---|
| | Million Yen | Million Yen | Million Yen |
| Interim | 15,500 | 1,400 | 800 |
| Year ended December 31, 2005(full year) | 34,000 | 4,000 | 2,000 |

Note: Anticipation for current net profit per share (Full year) 32.74 yen
Note: Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

# Status of the Corporate Group

The Company Group consists of Global Media Online Inc. (hereinafter referred to as the "Company") and 24 subsidiaries. Under the corporate slogan, "Internet for Everyone," we have concentrated our management resources on providing Internet infrastructure services, or the provision of an Internet "platform."
The mainstay businesses of this Group are businesses related to IxP (Internet Infrastructure), the Internet advertising media business and associated businesses.
The businesses of the Group and the positioning of those businesses are as follows, and the business classification is the same as the business classification used in the segment information by business type.

| Business classification | Major operations | | Major company |
|---|---|---|---|
| IxP (Internet Infrastructure) related business | Access operations | Internet access service (Note 1) | Company |
| | Server and Hosting operations | Rental server service (hosting service) (Note 2) | Company<br>GMO Hosting and Technologies, Inc.<br>Onamae.com Co., Ltd.<br>paperboy&co. (*1)<br>WEBKEEPERS, INC.(*2) |
| | Domain Registration operations | Domain registration service (Note 3)<br>Service offering the "*internetnumber*" | Company<br>INTERNET NUMBER CORPORATION |
| | Computerization support and consulting operations | Computerization support service, website production and operation support service, consulting service, and telemarketing service | Company<br>GMO Communications Co., Ltd.<br>Grandsphere Co., Ltd. (*1)<br>Telecom Online K.K.(*3) |
| | Security operations | Web Security Services | GeoTrust Japan, inc.(*2) |
| | Settlement operations | Credit card billing service | Payment-One, Inc.(*4)<br>Card Commerce Service Co., Ltd. (current GMO Payment Gateway, Inc.) (*5) |
| | Others | Organization aimed at information gathering, research and promotion of advanced Internet technologies | GMO Research Institute Inc. |
| Internet Ad Media Business | Mail advertising operations | Sale of e-mail advertisements in which mail magazines (Note 4), opt-in mail (Note 5) and such like are the major media for ads | Mag Click Co., Ltd. |
| | | Development and management of various mail media, such as a mailing list (Note 6) and opt-in mail service | GMO Media and Solutions Co., Ltd. |
| | Desktop advertising operations | Service to provide and develop and operate "wallpaper"(Note 8), the information and ads distribution system for desktops.(Note 7) (Second browser operations) | GMO Mobile&Desktop Inc. (Former U Cast Communications Inc.) (*6) |
| | Advertisement agency | Agency service for advertisement offering employment | San Planning Corporation (*7) (Current GOM San Planning Corporation) |
| | Keyword listing operations (9199 operations) | Jword (keywords in Japanese) service (Note 8) | AccessPort Inc. (*8) |
| | Others | Management of one of the largest websites in Japan which offers information on new condominiums | e-sumai.Inc. |
| | | Planning and management of online games | Net Clue, Inc. (*9) |

| | | Internet community service | Tea Cup Communication, Ltd. (*10) |
|---|---|---|---|

(*1) In March 2004 the Company acquired the stocks and business of Paperboy&Co. and Grandsphere Co., Ltd., which thereby became Consolidated subsidiary of the Company

(*2) Geo Trust Japan, Inc. and WEBKEEPERS, INC. are included in the consolidated companies of the Company because of their increased importance beginning this fiscal year.

(*3) Telecom Online K.K. which was established in August 2004 has been included in consolidated companies beginning this fiscal year.

(*4) The Company acquired additional shares in Payment-One, Inc., and increased the Company's share of voting rights in it from 40.6% to 67.7%, thereby turning Payment-One into a consolidated subsidiary. Further, Payment-One Inc. transferred its entire business to Card Commerce Service Co., Ltd. (current GMO Payment Gateway, Inc.) as of November 30.

(*5) CCS Holding Co., Ltd. became a wholly-owned subsidiary of the Company through stock swap in September 2004. CCS Holding Co., Ltd. holds 65.7% of the shares of Card Commerce Service Co., Ltd. (current GMO Payment Gateway, Inc.) Both companies have been included among consolidated companies beginning this fiscal year.

(*6) U Cast Communications Inc. and Kabegami.com, Inc. were merged in March 2004, and U Cast Communications Inc. became the surviving company. The company name of the surviving company was changed to GMO Mobile&Desktop Inc. as of the date of the merger.

(*7) Power Formation Corporation became a wholly-owned subsidiary of the Company through a stock swap in August 2004. In September 2004, Power Formation Corporation became a wholly-owned subsidiary of Mag Click Co., Ltd., a consolidated subsidiary of the Company, through a stock swap by Mag Click Co., Ltd. Power Formation Corporation holds 67.0% of the shares of San Planning Corporation (current GMO San Planning Corporation), and both companies have been included among consolidated companies beginning this fiscal year. Moreover, Power Formation Corporation and Mag Click Co., Ltd. merged in December 2004, and Mag Click Co., Ltd. became the surviving company. Power Formation Corporation was dissolved.

(*8) 3721 Soft, Inc. became a wholly-owned subsidiary of the Company through a stock acquisition in October 2004 and a stock swap in December 2004. While 3721 Soft, Inc.holds 59.0% of the shares of AccessPort Inc., the Company directly holds 14.9% of the shares of AccessPort Inc. at the same time. Therefore, both companies have been included among consolidated companies beginning this fiscal year.

(*9) Net Clue Japan, Inc. became a wholly-owned subsidiary of the Company through stock swap in September 2004. Net Clue Japan, Inc. holds 100% of the shares of Net Clue, Inc., and both companies have been included among consolidated companies beginning this fiscal year.

(*10) i's Factory Co., Ltd. became a wholly-owned subsidiary of the Company through a stock swap in October 2004. As i's Factory Co., Ltd. holds 51.0% of the shares of Tea Cup Communication, Ltd., both companies have been included among consolidated companies beginning this fiscal year.

(*11) All of the business of GMO Magazines Inc. was transferred to GMO Median and Solutions Co., Ltd. on November 1, 2003, and GMO Magazines Inc. was liquidated in the current term.

(*12) Mag Click Co., Ltd., a consolidated subsidiary of the Company, merged with its wholly-owned subsidiary called Magforce Inc. in September 2004, and Magforce Inc. was dissolved.

Note 1. The service is branded interQ MEMBERS, BB plus and Bekkoame.

Note 2. This service leases part of the disk space of a server that provides information on the Internet. Currently, the service operates under such brand names as BROARD SERVER, interQ Office, Marugoto Server, ISLE, Rapidsite, and Lolipop.

Note 3. This service is branded as Onamae.com and covers procedures for registration and renewal of domain names. Domain names are identifiers for computers or networks on the Internet, such as ".com," ".net," and ".co.jp," which serve as addresses.

Note 4. Mail magazines are reading material that publishers regularly distribute to subscribers by email.

Note 5. Opt-in mail is a form of email advertisement. Under this system, users who wish to receive the opt-in mails subscribe to the service and register in advance for the categories of information that they wish to receive. Advertising companies distribute their advertisements directly to the subscribers in the categories that they specified. This service is distinguished from spam, as users make a prior agreement that the opt-in mail is addressed to them.

Note 6. This is a system in which information on a specific subject is exchanged between specific people by email.

Note 7. A desktop is the basic screen displayed when an operating system like Windows is booted. On the desktop, users are able to manipulate files and activate applications.

Note 8. Jword is a service in which users are able to directly access to websites and results of search by directly in putting some Japanese keyword, such as a company name, a product name or a service name, in the address bar on the browser instead of URL on PC where the plug-in is installed.

List of Consolidated Subsidiaries and Affiliated Companies

| Company Name | Percentage of voting rights or equity share held | Category | Business Details |
|---|---|---|---|
| GMO Communications Co., Ltd. | 100.0% | Consolidated subsidiary | Computer support and consulting business |

| GMO Research Institute Inc. | 100.0% | Consolidated subsidiary | Organization aimed at information gathering, research and promotion of advanced Internet technologies |
|---|---|---|---|
| Grandsphere Co., Ltd. (*2) | 92.5% | Consolidated subsidiary | System consulting business |
| Net Clue Japan, Inc.(*3) | 100.0% | Consolidated subsidiary | Planning and management of online games |
| CCS Holding Co., Ltd.(*4) | 100.0% | Consolidated subsidiary | Management company holding the shares of Card Commerce Service Co., Ltd. |
| Telecom Online K. K. (*5) | 100.0% | Consolidated subsidiary | Telemarketing service |
| i's Factory,Ltd. (*6) | 100.0% | Consolidated subsidiary | Management company holding the shares of Tea Cup Communication, Ltd. |
| 3721 Soft Inc. (*7) | 100.0% | Consolidated subsidiary | Management company holding the shares of AccessPort Inc. |
| GMO Mobile&Desktop Inc. (U Cast Communications Inc.) (*8) | 82.7% | Consolidated subsidiary | Service to provide and develop and operate "wallpaper," the information and ads distribution system for desktops. |
| Onamae.com Co., Ltd | 85.0% | Consolidated subsidiary | Development and management related to the server business |
| GMO Media and Solutions Co., Ltd | 81.0% | Consolidated subsidiary | Development and management of various mail media, such as mailing lists and Opt-in mail service |
| GMO Hosting and Technologies, Inc. | 70.1% | Consolidated subsidiary | Server Business |
| INTERNET NUMBER CORPORATION | 69.6% | Consolidated subsidiary | Service offering the *"internetnumber"* |
| Payment-One, Inc. (*9) | 67.7% | Consolidated subsidiary | Credit card settlement service for e-commerce (credit card billing service) |
| paperboy&co.(*10) | 50.2% | Consolidated subsidiary | Server Business |
| Mag Click Co., Ltd. (*11) | 42.5% | Consolidated subsidiary | Sale of e-mail advertisements in which mail magazines and opt-in mail are the major media for ads |
| GeoTrust Japan, inc. (*12)(*14) | 100.0% (100.0%) | Consolidated subsidiary | Web Security business |
| Net Clue Korea, Inc.(*3) (*14) | 100.0% (100.0%) | Consolidated subsidiary | Planning and management of online games |
| WEBKEEPERS, INC. ( United States) (*12) (*14) | 70.0% (70.0%) | Consolidated subsidiary | Server Business |
| San Planning Corporation (current GMO San Planning Corporation) (*13) | 67.0% (67.0%) | Consolidated subsidiary | Agency service for advertisement offering employment |
| AccessPort Inc. (*7) (*14) | 73.9% (59.0%) | Consolidated subsidiary | Jword (keywords in Japanese) service |
| Card Commerce Service Co., Ltd. (current GMO Payment Gateway, Inc.) (*4) (*14) | 65.4% (65.4%) | Consolidated subsidiary | Operation and provision of online credit network for credit cards |
| Tea Cup Communication, Ltd. (*6) (*14) | 51.0% (51.0%) | Consolidated subsidiary | Internet community service (bulletin board service) |
| e-sumai. Inc. (*14) | 50.9% (50.9%) | Consolidated subsidiary | Management of one of the largest websites in Japan which offers information on new condominiums |

(*)

1. GMO Magazines Inc sold all of its business to GMO Media and Solutions Co., Ltd, and had been liquidated in this term.
2. In March 2004 the Company acquired business of Grandsphere Co., Ltd., which thereby became wholly-owned subsidiaries of the Company
3. Net Clue Japan, Inc. became a consolidated subsidiary through a stock swap in September 2004. At the same time, its wholly-owned subsidiary called Net Clue, Inc. also became a consolidated subsidiary.

4. CCS Holding Co., Ltd. became a consolidated subsidiary through a stock swap in September 2004. At the same time, Card Commerce Service Co., Ltd., a 65.7% stake in which is held by CCS Holding Co., Ltd., also became a consolidated subsidiary. Further, the Company and CCS Holding Co., Ltd. were merged as of January 1, 2005. And, the Company became the surviving company.
5. Telecom Online K. K., which was established in August 2004, became a consolidated subsidiary.
6. i's Factory Co., Ltd. became a wholly-owned subsidiary of the Company through a stock swap in September 2004. As i's Factory Co., Ltd. holds 51.0% of the shares of Tea Cup Communication, Ltd., both companies have been included among the consolidated companies beginning this fiscal year. Further, the Company and i's Factory Co., Ltd. merged as of January 1, 2005, and the Company became the surviving company.
7. 3721 Soft, Inc. became a wholly-owned subsidiary of the Company through a stock acquisition in October 2004 and a stock swap in December 2004. While 3721 Soft, Inc.holds 59.0% of the shares of AccessPort Inc., the Company directly holds 14.9% of the shares of AccessPort Inc. at the same time. Therefore, both companies have been included among consolidated companies beginning this fiscal year. Further, the Company and 3721 Soft, Inc. merged as of January 1, 2005, and the Company became the surviving company.
8. Ucast Communications Inc. and Kabegami.com, Inc. merged in March 2004, with Ucast Communications becoming the surviving company. The name of the surviving company was changed to GMO Mobile & Desktop Inc. on the date of the merger.
9. The ownership ratio of voting rights of Payment-One, Inc. increased from 40.6% to 67.7%, following the acquisition. Payment-One, Inc. is included among the consolidated companies of the Company. Further, Payment-One Inc. transferred its entire business to Card Commerce Service Co., Ltd. (current GMO Payment Gateway, Inc.) as of November 30
10. In March 2004 the Company acquired the 50.2%stocks of Paperboy&Co., which thereby became Consolidated subsidiary of the Company
11. The percentage of our ownership of the voting rights of Mag Click Co., Ltd. is 40.4% . Mag Click Co., Ltd. is treated as a subsidiary because the relationship between the Company and Mag Click is acknowledged as being one of effective control. Mag Click lists its stocks on Nippon New Market "Hercules" of the Osaka Securities Exchange.
12. Because of their increased importance, Geo Trust Japan, Inc. and WEBKEEPERS, INC. are included in the consolidated companies of the Company beginning this fiscal year.
13. Power Formation Corporation became a consolidated subsidiary through stock swap in August and September 2004. San Planning Corporation (current GMO San Planning Corporation) 67.0% equity share of which is held by Power Formation Corporation also became a consolidated subsidiary. Further, Power Formation Corporation and Mag Click Co., Ltd. merged in December 2004, and Mag Click Co., Ltd. became the surviving company. Power Formation Corporation was dissolved.
14. The figures in parentheses denote the percentage of indirect ownership.

[Business Organization Chart]
The organization chart of the businesses is as follows:



IxP (Internet Infrastructure) related business
Company
Commissioned sale of part of the merchandise related to Internet infrastructure
Affiliation regarding part of the rental server (hosting service)
GMO Hosting and Technologies, Inc.
Onamae.com Co., Ltd.
WEBKEEPERS,INC.
GMO Communications Co., Ltd.
GMO Research Institute Inc.
INTERNET NUMBER CORPORATION
Payment-One, Inc.
GeoTrust Japan, inc.
paperboy&co.
Grandsphere Co., Ltd
CCS Holding Co., Ltd.
Card Commerce Service Co., Ltd. (current GMO Payment Gateway, Inc.)
Telecom Online K. K.
Internet Ads Media Business
Mag Click Co., Ltd
Consignment sales of ads
San Planning Corporation (current GMO San Planning Corporaition)
Ad agencies
Media Rep
Advertisers
Provision of services
Provision of ads media
GMO Media and Solutions Co., Ltd.
GMO Mobile&Desktop Inc. (Former U Cast Communications Inc.)
e-sumai. Inc.
3721 Soft Inc.
AccessPort Inc.
i's Factory,Ltd.
Tea Cup Communication, Ltd.
Net Clue Japan, Inc.
Net Clue, Inc.
Provision of services
Internet users
Customers
Provision of services
Consolidated

# Management Policy

1.Basic management policy

Under the slogan, "the Internet for Everyone" and with our tireless entrepreneurial imagination, our Group focuses its management resources on providing an Internet platform, including an Internet infrastructure and service infrastructure. With a view to creating sustainable corporate value, we provide an organic combination of the IxP (Internet infrastructure) business and the Internet advertising media business and strive to establish an Internet media group in which each part works in synergy to contribute to society through the creation of an Internet culture and industry.

Management philosophy: We believe the following concepts are important to our staff, and are committed to sharing them.

○ Basic principle: The Internet for Everyone

1) Dream (to what aim shall we devote our lives?)
=> To obtain a dominant position (either the largest market share or the sole player) in the Internet sector.

2) Vision (Where is the gold mine?)
=> In the ongoing digital revolution, we will concentrate our management resources on providing an Internet platform to make substantial profits.

3) Philosophy (Why are you here?)
=> Our activities create a new Internet culture and industry to contribute to society. We also make you smile and we touch your hearts.

The businesses of our Group: The star indicates the business categories in which our Group is engaged.


Media contents business
Internet advertisement media business
IxP business
Software business
Hardware business
Business fields of the Group
☆ Media content
☆ E-commerce
☆ E-mail advertisement
☆ Desktop advertisement
☆ Key words listing (9199 business)
☆ Access
☆ Server (Rental server)
☆ Domain registration
Browser
OS
Personal computer
Server

## 2. Basic Policy Concerning Distribution of Profits

For the distribution of profits, while our basic policy is to return profits according to the earnings situation, we have adopted a policy of deciding on the distribution of profits, focusing on the continuation of long-term, stable dividends as well as giving consideration to improving retained earnings to enable us to bolster our corporate strength and prepare for future business developments in a comprehensive way.
Based on this dividend policy, in the term ending December 2005, the Company plans to pay an interim dividend of three yen per share and a final dividend of three yen per share, totaling six yen per share.

## 3. Position and policy on lowering the unit of investment

The Company lowered the number of stocks per unit from 500 to 100 in February 2004, to increase the liquidity of stocks and expand the range of investors. Moreover, the Company executed a 2-for-1 stock split in August 2004. In reviewing the unit of investment in future, we will carefully study the cost and effect of any change in consideration of performance and market demands.

## 4. Target Management Indices

We emphasize the ratio of recurring profit to sales as a managerial index, which serves as a gauge of profitability. We have not currently set or announced any short-term target but we will continue to aim at further increases.

## 5. Medium-to-Long Term Management Strategy

The Group offers services such as access, domains, servers, website creation, e-commerce, security, IT consulting, and Internet advertising, using the marketing and advertising slogan of "Becoming Japan's Internet Division!" Namely, the Group is the only group in Japan providing comprehensive Internet services which has developed on its own and which provides the kind rapid responses needed by companies using the Internet. We currently have about 400,000 corporate and entrepreneurial customers using our services, centering on our domain and server services.
We will continue striving to increase the number of corporate users in the future by further improving our services and strengthening our sales power, and by expanding our customer and revenue base by encouraging the use of the Internet.

We entered the keyword listing business (the "9199" business) in the second half of the current term under the slogan of "Making the Internet More Convenient and Quick (9199)!" Through this service, we will provide people of all ages with retrieval services that are easy for anyone to use. For corporate users, we will promote access to their own sites through registration of Jword (keywords in Japanese).

We will strive to increase our corporate value further as a comprehensive Internet company, by strengthening our existing IxP related and Internet advertising business and leveraging the synergy of the 9199 business.

## 6. Issues for the Company

(1) Improving management efficiency through reorganization of the corporate group
Although the businesses of the Group have expanded significantly with the acquisition of management resources through an M&A strategy, we believe that a future issue for us is to efficiently use the management resources that we have acquired. The Company has undertaken many mergers and acquisitions during the current term, and currently has 24 consolidated companies.
We will continue our initiatives to improve the efficiency of Group management in the future, and will take full advantage of our management resources by seeking synergies among our businesses.

(2) Improving selling power by diversifying the sales channel
The Group's marketing is conducted with a focus on "pull-type marketing" (the method of attracting customers primarily through Internet advertising), and we benefit from our accumulated expertise in this field. We will continue to use pull-type marketing as our primary marketing technique, but we also plan to bolster our sales structure for corporate users by expanding facilities and personnel, such as call centers.

(3) Improving customer satisfaction
Given a future in which competition in the Internet sector will become even tougher, we believe that improving the level of customer satisfaction is essential for encouraging customers to continue to use our services. The entire Company will work as one to bolster customer satisfaction. It will do this by improving the quality of service, strengthening customer support systems, and promoting communications with customers so that they feel pleased and grateful with our services.

## 7. Basic position on establishment of an administrative organization (corporate governance) and status of measures in

this respect

(Basic stance on corporate governance)

The Company understands that its most important challenge is to increase the soundness and transparency of its business administration and to make flexible managerial decisions and achieve appropriate management to ensure a continuous increase in corporate value.

(Measures taken for corporate governance)

(1) The status of the administrative organization responsible for corporate managerial decision-making, execution and supervision and other corporate governance structures

In the Company, the Board of Directors and the Board of Auditors are responsible for auditing and supervising operations. The Board of Directors consists of 11 directors and makes decisions on issues specified in management policies and in laws and regulations, as well as on important management affairs. Positioned as the supervisory organization on business operations, it carries out appropriate and swift managerial decision-making.

The Board of Auditors consists of three auditors, two of whom are outside auditors. The auditors attend meetings of the Board of Directors and other important meetings and inspect the operational and financial situation in accordance with the regulations of the Board of Auditors to examine the performance of directors.

(2) Human relations, capital or trading relationships and other interests between the Company and its outside auditors

None of the Company's outside auditors has any relationship of interest of concern to the Company.

(3) Initiatives over the past twelve months to strengthen corporate governance

The Company makes decisions on important management matters and reviews business conditions at meetings of the Board of Directors, which are held four times a month. It deliberates on matters promptly and properly under the strict supervision of the Board of Statutory Auditors. The Company has also established an Internal Audit Office which carries out internal audits on the conduct of business and the status of control, and also evaluates and makes suggestions to Group companies.

The Company will endeavor to further strengthen its system of disclosure to ensure fuller disclosure of accurate information on the Internet in a timely manner.

## Business Results and Financial Conditions

1. Business Results

We report here the business results and financial situation for the term ending December 2004 (from January 1, 2004 to December 31, 2004).

(1) General business conditions

During this fiscal year, the Japanese economy exhibited positive economic signs and staged a slow recovery, underpinned by corporate sector capital investment and exports.

In the Internet market, which is the arena in which the Group operates, the number of users of broadband services reached 12,739,000 in Japan at the end of September 2004. The Internet environment is now firmly established, and Internet use continues to grow (*)

In these circumstances, the Group has continued to focus on strengthening its sales power and improving its services in all business fields, aiming at becoming the number one company in providing an Internet platform, including an Internet infrastructure and service infrastructure, under the slogan "The Internet for Everyone." The Company made paperboy&co. a subsidiary in March 2004, Tea Cup Communication, Ltd. a subsidiary in October 2004, acquired the goodwill of Bekkoame Internet K.K. in April 2004, and acquired the goodwill of ZERO Inc. in November 2004, thereby strengthening the IxP (Internet infrastructure) business and entering the community business. The Company also turned Card Commerce Service Co., Ltd. into a subsidiary in September 2004 to strengthen its settlement service business. In addition, the Company turned Grandsphere Co., Ltd. in March 2004, San Planning Corporation in August 2004 and Net Clue, Inc. in September 2004 into subsidiaries to expand its businesses. Moreover, to enter the keyword listing business, which is a new business field, the Company turned AccessPort Inc. into a subsidiary. As a result, the Group recorded sales of 23,561,986,000 yen (up 50.3% year-on-year), operating profit of 2,804,867,000 yen (up 32.8%), ordinary profit of 2,805,478,000 (up 44.1%), and current profit of 2,563,068,000 yen (up 146.4%) for this fiscal year.

<Segment Information>

・IxP (Internet Infrastructure) business

The IxP business achieved sales of 15,641,811,000 yen, up 44.0% from the previous year, and operating profit of 2,240,436,000 yen, up 41.3% from the previous year.

In the server business, GMO Hosting and Technologies, Inc. enjoyed a rise in its revenue thanks to a smooth increase in the number of members. Card Commerce Service Co., Ltd., which became a subsidiary of the Company in September 2004 contributed to the consolidated business results.

・Internet advertising media business

The Internet advertising media business posted sales of 8,327,800,000 yen, up 65.2% over the same period last year, and operating profit of 486,846,000 yen, down 7.4%.

Sales rose sharply, reflecting the contribution to the consolidated business results of San Planning Corporation, which became a subsidiary of the Company in August 2004. However, profit declined with expenditure on initial investment in the online game business and the lack of any increase in opt-in mail, among other factors.

---

* According to "Changes in the number of subscribers for broadband service" published by the Ministry of Public Management, Home Affairs, Posts and Telecommunications
(http://www.johotsusintokei.soumu.go.jp/statistics/data/broad.xls)

2. Financial Situation

<Assets, liabilities and shareholders' equity>

Those items among assets, liabilities and shareholders' equity as of December 31 2004 showing a significant change from the results of December 31, 2003 are as follows.

In current assets, "Cash and deposits" increased 2,894,690,000 yen, mainly reflecting operating activities, the sale of investment securities and an increase in the number of consolidated subsidiaries. Meanwhile, among fixed assets, "goodwill" rose 595,566,000 yen, and the "account for consolidated adjustment" increased 1,918,789,000 yen, due mainly to the acceptance of some goodwill from Bekkoame Internet K.K. and an increase in the number of consolidated subsidiaries. In current liabilities "Short-term debt" rose 2,178,500,000 yen, and "Accrued corporation tax, etc." increased 808,402,000 yen, reflecting an increase in short-term debt for the acquisition of the shares of e-Bank and an increase in corporation tax, etc. due to a sharp rise in profit.

3.Cash Flow

Cash flow for this term increased 2,794,675,000 yen, to 11,319,354,000 yen, thanks to an excellent pre-tax-adjusted current net profit of 5,379,096,000 yen (up 117.3%), and revenue from the sale of securities of 4,236,424,000 yen. There was, however, an outlay of 1,478,896,000 yen (up 332.2%) for the payment in corporate tax.

The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" increased 2,436,921,000 yen (up 0.7%). The increase was primarily attributable to an increase of 444,541,000 yen in trade accounts receivable and the payment of 1,478,896,000 yen in corporation tax, etc., which offset the posting of a current profit before tax adjustment of 5,379,096,000 yen.

"Cash flow from investing activities increased 1,112,515,000 yen (compared with an increase of 508,770,000 yen in the previous year), thanks to the proceeds from the sale of investment securities of 4,236,424,000 yen, which offset outlays of 2,852,648,000 yen for the acquisition of investment securities and 1,246,746,000 yen for the acquisition of intangible fixed assets.

"Cash flow from financing activities" increased 1,439,562,000 yen (compared with a decline of 102,969,000 yen in the previous year), mainly reflecting cash inflows of 2,203,000,000 yen raised by short-term borrowings and 327,859,000 yen from the sale of treasury stock, which offset the repayment of 744,002,000 yen of long-term borrowings and the payment of 272,822,000 yen in dividends.

3. Projections of consolidated business results for December 31, 2005 (from January 1, 2005 to December 31, 2005)
(Since the business environment surrounding the Group is subject to significant change over short time frames, the results actually released may differ from the projections.)

・Forecast of consolidated results (from January 1, 2005 to December 31, 2005)

| | FY 2005 | Change from year-ago level | FY 2004 |
|---|---|---|---|
| | Million Yen | % | Million Yen |
| Sales | 34,000 | 44.3 | 23,561 |
| Ordinary profit | 4,000 | 42.6 | 2,805 |
| Current net profit | 2,000 | △22.0 | 2,563 |

・Forecast of the non-consolidated results (from January 1, 2004 to December 31, 2004)

| | FY 2005 | Change from year-ago level | FY 2004 |
|---|---|---|---|
| | Million Yen | % | Million Yen |
| Sales | 11,000 | 34.0 | 8,207 |
| Ordinary profit | 1,700 | 29.2 | 1,315 |
| Current net profit | 1,150 | △47.7 | 2,198 |

## Changes in business results and financial conditions for each quarter (consolidated basis)

(unit: million yen)

| | 4th quarter of 2003 | 1st quarter of 2004 | 2nd quarter of 2004 | 3rd quarter of 2004 | 4th quarter of 2004 |
|---|---|---|---|---|---|
| Operating revenue | 4,187 | 4,900 | 4,927 | 6,197 | 7,536 |
| Operating profit | 614 | 624 | 537 | 641 | 1,001 |
| Ordinary profit | 553 | 629 | 552 | 622 | 1,001 |
| Current net profit | 419 | 918 | 830 | 166 | 647 |
| Total assets | 17,917 | 19,722 | 20,388 | 26,541 | 27,896 |
| Shareholders' equity | 11,096 | 11,665 | 11,869 | 12,592 | 13,350 |

## Changes in business results and financial conditions for each quarter (by individual)

(unit: one million yen)

| | 4th quarter of 2003 | 1st quarter of 2004 | 2nd quarter of 2004 | 3rd quarter of 2004 | 4th quarter of 2004 |
|---|---|---|---|---|---|
| Operating revenue | 1,813 | 1,832 | 1,966 | 2,085 | 2,322 |
| Operating profit | 216 | 207 | 183 | 231 | 389 |
| Ordinary profit | 226 | 382 | 233 | 281 | 418 |
| Current net profit | 253 | 868 | 663 | 115 | 551 |
| Total assets | 11,803 | 12,587 | 13,019 | 16,842 | 17,861 |
| Shareholders' equity | 9,962 | 10,447 | 10,475 | 11,164 | 12,088 |

(Reference)

**Number of transactions by major service, etc.**

Unit: transactions (rounded to the nearest hundred)

| | Service | Product | 4th quarter of 2003 | 1st quarter of 2004 | 2nd quarter of 2004 | 3rd quarter of 2004 | 4th quarter of 2004 |
|---|---|---|---|---|---|---|---|
| IxP related business | Access operations | interQ MEMBERS and others (*) | 114,400 | 113,000 | 132,700 | 128,400 | 207,500 |
| | Server ar operation | interQ OFFICE, ISLE server and others (*) | 109,200 | 157,400 | 180,400 | 200,300 | 218,700 |
| | Domain r operation | Onamae.com (Number of registra others | 17,500 | 28,000 | 26,700 | 27,500 | 32,100 |
| | | Onamae.com (Number of updating) | 14,300 | 21,500 | 20,000 | 15,700 | 17,600 |
| Internet Ads Media Business | Opt-in mail service | Number of members (*) (unit: 10,000 people) | 347 | 351 | 338 | 355 | 446 |
| | | Number of distributions (unit: 1000 mail items) | 71,636 | 74,717 | 74,596 | 106,518 | 114,860 |

(*)The number of members with continous transactions as of the end of the term concerned.

**The quarterly change by segment**

I. Sales (unit: million yen)

| | | 4th quarter of 2003 | 1st quarter of 2004 | 2nd quarter of 2004 | 3rd quarter of 2004 | 4th quarter of 2004 |
|---|---|---|---|---|---|---|
| IxP (Internet Infrastructure) related business | | | | | | |
| | Sales to external customers | 2,759 | 3,230 | 3,520 | 3,991 | 4,815 |
| | Dealings between segments | 6 | 8 | 12 | 22 | 41 |
| | Total | 2,765 | 3,238 | 3,532 | 4,013 | 4,856 |
| Internet Ads Media Business | | | | | | |
| | Sales to external customers | 1,427 | 1,670 | 1,407 | 2,205 | 2,720 |
| | Dealings between segments | 21 | 129 | 29 | 95 | 68 |
| | Total | 1,449 | 1,799 | 1,437 | 2,301 | 2,789 |
| Deduction of dealings between segments | | (28) | (137) | (42) | (118) | (109) |
| Consolidated sales | | 4,187 | 4,900 | 4,927 | 6,197 | 7,536 |

II. Operating profit and loss (unit: million yen)

| | 4th quarter of 2003 | 1st quarter of 2004 | 2nd quarter of 2004 | 3rd quarter of 2004 | 4th quarter of 2004 |
|---|---|---|---|---|---|
| IxP (Internet Infrastructure) related business | 452 | 412 | 442 | 553 | 831 |
| Internet Ads Media Business | 162 | 192 | 77 | 60 | 156 |
| Subtotal | 614 | 605 | 520 | 613 | 988 |
| Deduction of dealings between segments | (0) | (19) | (17) | (27) | 12 |
| Consolidated operating profit and loss | 614 | 624 | 537 | 641 | 1,001 |

1. Consolidated Financial Statements, etc.

(1) 【Consolidated Financial Statements】

① 【Consolidated Balance Sheet】

(unit: 1,000 yen)

| | As of December 31, 2003 Samary consolidated balancesheet in the previous fiscal year | | | As of December 31, 2004 Samary consolidated balancesheet in this fiscal year | | |
|---|---|---|---|---|---|---|
| Item | Amount | | Composition | Amount | | Composition |
| (Assets) | | | | | | |
| I Current Assets | | | | | | |
| 1 Cash and deposits | | 8,661,964 | | | 11,556,654 | |
| 2 Accounts receivable | | 2,078,740 | | | 3,618,436 | |
| 3 Inventory assets | | 12,837 | | | 46,071 | |
| 4 Deferred tax asset | | 336,046 | | | 388,185 | |
| 5 Other assets | | 567,956 | | | 883,013 | |
| Allowance for doubtful debts | | △433,864 | | | △380,260 | |
| Total Current Assets | | 11,223,680 | 62.6 | | 16,112,100 | 57.8 |
| II Fixed assets | | | | | | |
| 1.Tangible fixed assets | | | | | | |
| (1) Buildings and structures | | 52,780 | | | 393,358 | |
| (2) Tools and equipment | | 108,233 | | | 239,303 | |
| (3) Land | | — | | | 382,095 | |
| (4) Others | | 4,279 | | | 36,628 | |
| Total Tangible Fixed Assets | | 165,292 | 0.9 | | 1,051,386 | 3.8 |
| 2. Intangible fixed assets | | | | | | |
| (1) Goodwill | | 2,467 | | | 598,033 | |
| (2) Software | | 467,645 | | | 602,166 | |
| (3) Account for consolidated adjustments | | 471,979 | | | 2,390,768 | |
| (4) Others | | 229,907 | | | 355,590 | |
| Total of intangible fixed assets | | 1,171,999 | 6.6 | | 3,946,559 | 14.1 |
| 3.Investments and other assets | | | | | | |
| (1) Investments in securities | | 4,372,187 | | | 4,716,526 | |
| (2) Long-term loan | | 194,749 | | | 28,173 | |
| (3) Investment | | 99,781 | | | 494,187 | |
| (4) Deposit | | 510,485 | | | 973,055 | |
| (5)Deferred tax asset | | 96,542 | | | 174,392 | |
| (6) Others | | 100,594 | | | 410,053 | |
| Allowance for bad debt | | △18,178 | | | △9,632 | |
| Total of investments and other assets | | 5,356,162 | 29.9 | | 6,786,756 | 24.3 |
| Total of fixed assets | | 6,693,454 | 37.4 | | 11,784,702 | 42.2 |
| Total of assets | | 17,917,135 | 100.0 | | 27,896,802 | 100.0 |

(unit: 1,000 yen)

| Item | As of December 31, 2003 Samary consolidated balancesheet in the previous fiscal year Amount | Composition | As of December 31, 2004 Samary consolidated balancesheet in this fiscal year Amount | Composition |
|---|---|---|---|---|
| (Liabilities) | | | | |
| I Current liabilities | | | | |
| 1 Notes payable and accounts payable – trade | 254,541 | | 1,296,946 | |
| 2 Short-term debt | — | | 2,178,500 | |
| 3 Accrued amount payable | 951,330 | | 2,134,242 | |
| 4 Accrued corporation tax, etc | 945,046 | | 1,753,448 | |
| 5 Allowance for bonuses | 14,877 | | 37,400 | |
| 6 Advance money | 663,966 | | 1,069,035 | |
| 7 Deferred tax liability | — | | 3,226 | |
| 8 Other liabilities | 459,444 | | 1,766,589 | |
| Total of current liabilities | 3,289,206 | 18.3 | 10,239,387 | 36.7 |
| II Fixed liabilities | | | | |
| 1 Long-term bonds payable | 33,750 | | — | |
| 2 Long-term accounts payable | — | | 553,585 | |
| 3 Deferred tax liability | 589,825 | | 99,631 | |
| 4 Other fixed liabilities | 15,143 | | 19,281 | |
| Total of fixed liabilities | 638,718 | 3.6 | 672,498 | 2.4 |
| Total of liabilities | 3,927,924 | 21.9 | 10,911,886 | 39.1 |
| (Minority Equity) | | | | |
| Minority equity | 2,892,741 | 16.2 | 3,634,289 | 13.0 |
| (Shareholder's Equity) | | | | |
| I Capital stock | 3,311,130 | 18.5 | 3,311,130 | 11.9 |
| II Capital reserve | 4,432,990 | 24.7 | 5,284,148 | 19.0 |
| III Earned surplus | 2,563,536 | 14.3 | 4,768,047 | 17.1 |
| IV Other gaps in appraisal of securities | 1,155,435 | 6.5 | 120,579 | 0.4 |
| V Equity adjustment from foreign currency translation | — | — | 4,598 | 0.0 |
| VI Own stocks | △366,623 | △2.1 | △137,877 | △0.5 |
| Total of shareholders' equity | 11,096,468 | 61.9 | 13,350,626 | 47.9 |
| Total of liabilities, minority equity and shareholders' equity | 17,917,135 | 100.0 | 27,896,802 | 100.0 |

② 【Consolidated Profit and Loss Statement】 (unit: 1,000 yen)

| | Consolidated accounting period in the previous term From January 1, 2003 to December 31, 2003 | | | Consolidated accounting period in this term From January 1, 2004 to December 31, 2004 | | |
|---|---|---|---|---|---|---|
| Item | Amount | | Composition | Amount | | Composition |
| I Operating revenue | | 15,678,533 | 100.0 | | 23,561,986 | 100.0 |
| II Business expenses | | 5,987,154 | 38.2 | | 9,675,171 | 41.1 |
| III Sales and general administrative expenses | | 7,579,089 | 48.3 | | 11,081,946 | 47.0 |
| Operating profit | | 2,112,289 | 13.5 | | 2,804,867 | 11.9 |
| IV Non-operating revenue | | | | | | |
| 1. Interest received | 7,841 | | | 11,904 | | |
| 2. Fees received | 4,728 | | | 24,992 | | |
| 3. Bad debt recovered | 28,693 | | | 8,614 | | |
| 4.Profit from investment partnership | — | | | 4,084 | | |
| 5. Others | 16,978 | 58,242 | 0.3 | 34,543 | 84,138 | 0.4 |
| V Non-operating expenses | | | | | | |
| 1.Interest paid | 842 | | | 9,188 | | |
| 2.Stock issue costs | 2,209 | | | 18,822 | | |
| 3. Loss from investments by the equity method | 187,937 | | | — | | |
| 4. Exchange loss | — | | | 4,124 | | |
| 5. Loss from investment partnership | 17,791 | | | 13,134 | | |
| 6. Other operating expenses | 14,846 | 223,626 | 1.4 | 38,258 | 83,528 | 0.4 |
| Ordinary profit | | 1,946,904 | 12.4 | | 2,805,478 | 11.9 |
| VI Extraordinary profit | | | | | | |
| 1. Gain from the prior-term adjustment | 7,211 | | | — | | |
| 2.Gain on sales of fixed assets | — | | | 38,686 | | |
| 3. Gain on sales of investments on stocks of securities | 1,066,147 | | | 3,357,981 | | |
| 4. Gain on sales of investments on stocks of affiliated companies | 108,289 | | | — | | |
| 5. Gain on sales of Goodwill | 8,716 | | | — | | |
| 6. Debt forgiveness income | — | | | 23,768 | | |
| 7. Profit from change of equity investees | 4,945 | | | 16,038 | | |
| 8. Gain on return of allowance for doubtful debts | 553 | 1,195,864 | 7.6 | 8,399 | 3,444,874 | 14.6 |
| VII Extraordinary loss | | | | | | |
| 1. Loss on sales of fixed assets | 4,997 | | | — | | |
| 2. Loss on retirement of fixed assets | 437,911 | | | 161,893 | | |
| 3. Devaluation of goodwill | 119,486 | | | 42,185 | | |
| 4. Loss on devaluation of subsidiaries | — | | | 21,503 | | |
| 5. Loss on sale of investment securities | — | | | 2,099 | | |
| 6.Loss on devaluation of affiliated company | 83,360 | | | 18,932 | | |

| | Consolidated accounting period in the previous term From January 1, 2003 to December 31, 2003 | | | Consolidated accounting period in this term From January 1, 2004 to December 31, 2004 | | |
|---|---|---|---|---|---|---|
| Item | Amount | | Composition | Amount | | Composition |
| 7. Amortization of the consolidated adjustment account | — | | | 444,894 | | |
| 8. Loss on change of equity investees | — | | | 94,073 | | |
| 9. Office relocation cost | — | | | 12,246 | | |
| 10. Penalty for breaking a lease | — | | | 68,475 | | |
| 11. Loss on disposal of underforming business | 21,728 | | | — | | |
| 12. Others | — | 667,484 | 4.2 | 4,950 | 871,255 | 3.7 |
| Current net profit before adjustment of taxes | | 2,475,285 | 15.8 | | 5,379,096 | 22.8 |
| Corporate tax, residential tax and business tax | 1,083,816 | | | 2,229,871 | | |
| Amount of adjustment, such as corporate tax | 130,045 | 1,213,861 | 7.8 | 325,394 | 2,555,265 | 10.8 |
| Profit of minority shareholders | | 221,347 | 1.4 | | 260,762 | 1.1 |
| Current period net profit | | 1,040,075 | 6.6 | | 2,563,068 | 10.9 |

③ 【Statement of Consolidated Surplus】

(unit: 1,000 yen)

| Item | Consolidated accounting period in the previous term From January 1, 2003 to December 31, 2003 Amount | | Consolidated accounting period in this term From January 1, 2004 to December 31, 2004 Amount | |
|---|---|---|---|---|
| (Capital Surplus) | | | | |
| I. Balance of capital surplus at beginning of term | | 4,432,990 | | 4,432,990 |
| II. Increase in capital surplus | | | | |
| 1 Issue of new stocks through stock swap | — | | 774,845 | |
| 2 Gains on sales of treasury stock | — | | 76,312 | 851,158 |
| III Closing capital surplus balance | | 4,432,990 | | 5,284,148 |
| (Earned Surplus) | | | | |
| I. Balance of earned surplus at beginning of term | | 1,658,922 | | 2,563,536 |
| II. Increase in earned surplus | | | | |
| 1 Current net profit | 1,040,075 | | 2,563,068 | |
| 2 Increase in earned surplus due to merger | — | | 9,226 | |
| 3 Increase in earned surplus due to a decrease in the number of consolidated subsidiaries | — | | 63,565 | |
| 4. Increase in surplus due to merger and separation | 16,897 | | — | |
| 5. Increase in surplus due to exclusion from application of the equity method | 8,247 | 1,065,220 | — | 2,635,860 |
| III. Decrease in earned surplus | | | | |
| 1. Dividend | 110,677 | | 277,846 | |
| 2. Bonus to directors and statutory auditors | — | | 13,604 | |
| 3. Decrease in surplus due to increased number of consolidated subsidiaries | 49,929 | | 124,888 | |
| 4. Decrease in surplus due to increased number of Affiliated equity method companies | — | | — | |
| 5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates | — | 160,606 | 15,009 | 431,349 |
| IV. Balance of earned surplus at end of the term | | 2,563,536 | | 4,768,047 |

④ 【Statement of consolidated Cash Flow】

(unit: 1,000 yen)

| Item | Consolidated accounting period in the previous term From January 1, 2003 to December 31, 2003 | Consolidated accounting period in this term From January 1, 2004 to December 31, 2004 |
|---|---|---|
| | Amount | Amount |
| I Cash flow from operating activities | | |
| Current net profit before adjustment of tax, etc. | 2,475,285 | 5,379,096 |
| Depreciation charge | 321,358 | 495,995 |
| Amortization of the consolidated adjustment account | 68,204 | 609,930 |
| Increase in allowance for doubtful debts | 220,857 | △145,116 |
| Increase in allowance for bonuses | — | 4,422 |
| Gain on sales of investments in securities | △1,066,147 | △3,357,981 |
| Gain on sales of stocks of affiliated companies | △108,289 | — |
| Gain on sales of Goodwill | △8,716 | — |
| Interest received and dividend received | △7,841 | △11,904 |
| Interest paid | 842 | 9,188 |
| Foreign currency transaction gain and loss | 3,536 | 3,154 |
| Stock issue costs | 2,209 | 18,822 |
| Loss on sales of invstments in securities | — | 2,099 |
| Loss on devaluation of investments in securities | 83,360 | 21,503 |
| Loss from write-down of investments in affiliates | — | 18,932 |
| Depreciation of goodwill | 119,486 | 42,185 |
| Loss on retirement of fixed assets | 437,911 | 161,893 |
| Loss on sales of fixed assets | 4,997 | — |
| Gain on sales of fixed assets | — | △38,686 |
| Loss on disposal of underperforming business | 20,029 | — |
| Loss on devaluation of subsidiaries' stock | — | △23,768 |
| Loss from investments by the equity method | 187,937 | — |
| Gain from change of equity investees | △4,945 | △16,038 |
| Loss from change of equity investees | — | 94,073 |
| Increase (decrease) in accounts receivable | △343,430 | △444,541 |
| Increase (decrease) in other assets | △257,886 | △373,373 |
| Increase in inventory assets | — | △32,794 |
| Increase (decrease) in purchase debts | 101,679 | 9,224 |
| Increase (decrease) in other liabilities | 507,745 | 1,523,341 |
| Paid director's bonuses | — | △17,837 |
| Subtotal | 2,758,182 | 3,931,823 |
| Interest and dividend received | 9,141 | 4,697 |
| Interest paid | △4,875 | △20,703 |
| Payment of corporate tax, etc. | △342,187 | △1,478,896 |
| Cash flow from operating activities | 2,420,261 | 2,436,921 |
| II Cash flow from investing activities | | |
| Expenditure incurred by deposit of fixed deposit | △97,268 | △97,306 |
| Revenue accrued by repayment of fixed deposit | 97,284 | 152,556 |
| Expenditure incurred by acquisition of tangible fixed assets | △63,416 | △265,189 |
| Revenue accrued by sales of tangible fixed assets | 2,213 | — |
| Expenditure incurred by acquisition of intangible fixed assets | △269,705 | △1,246,746 |
| Revenue accrued by sales of intangible fixed assets | 1,556 | 67,234 |
| Expenditure incurred on acquisition of investment in securities | △794,205 | △2,852,648 |
| Revenue accrued from sale of investment in securities | 1,990,741 | 4,236,424 |

| | Consolidated accounting period in the previous term From January 1, 2003 to December 31, 2003 | Consolidated accounting period in this term From January 1, 2004 to December 31, 2004 |
|---|---|---|
| Item | Amount | Amount |
| Expenditure incurred on acquisition of investment in subsidiarie's securities | △114,985 | △97,027 |
| Revenue accrued from sale of investment in subsidiarie's securities | 161,700 | — |
| Expenditure incurred by acquisition of stock of new consolidated subsidiary | △342,325 | △935,066 |
| Acceptance of subsidiaries' funds through stock swap | — | 1,484,323 |
| Expenditure incurred by loans | △635,474 | △1,148,600 |
| Revenue accrued by collection on loans | 519,185 | 89,048 |
| Revenue accrued from other investing activities | 82,355 | 62,934 |
| Expenditure incurred by other investing activities | △28,883 | △562,452 |
| Cash flow from investing activities | 508,770 | △1,112,515 |
| III Cash flow from financial activities | | |
| Revenue accrued by short-term loans payable | 150,000 | 2,203,000 |
| Expenditure incurred by repayment of short-term loans payable | △150,000 | △169,229 |
| Expenditure incurred by repayment of long-term loans payable | — | △744,002 |
| Expenditure incurred by redemption of debenture | — | △12,814 |
| Expenditure incurred by issue of stocks | △2,209 | △18,822 |
| Revenue incurred by issue of stocks for minority equity | 19,250 | 158,137 |
| Revenue or expenditure incurred by acquisition of own stocks | 4,697 | 327,859 |
| Payment of dividends | △109,727 | △272,822 |
| Payment of dividends for minority shareholders | △14,980 | △31,742 |
| Cash flow from financial activities | △102,969 | 1,439,562 |
| IV Effect of exchange rate changes on cash and cash equivalents | △5,300 | △5,516 |
| V Net increase in cash and cash equivalents | 2,820,761 | 2,758,451 |
| VI Balance of cash and cash equivalents at the beginning of term | 5,519,255 | 8,524,679 |
| VII Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries | 184,662 | 36,222 |
| VIII Balance of cash and cash equivalents at the end of the term | 8,524,679 | 11,319,354 |

## Summary of Non-Consolidated Financial Statements
## for the Term Ending December 2004

February 18, 2005

Name of Listed Company: Global Media Online Inc. Second section of the Tokyo Stock Exchange
Code: 9449 Head Office Address: Tokyo
(URL http://www.gmo.jp)
Representative Director Name: Masatoshi Kumagai
Contact: Position: Executive Director Name: Masashi Yasuda Telephone: 81+3+5456+2555
Date of Board Meeting February 18, 2005
Is interim dividend system available? Yes
Is stock trade unit adopted? Yes (one stock trade unit:100 shares)

1. Results for the term ending December 2004 (from January 1, 2004 to December 31, 2004)

(1) Financial results (Fractions less than 1 million yen have been omitted.)

| | Sales | | Operating profit | | Ordinary profit | |
|---|---|---|---|---|---|---|
| | Million Yen | % | Million Yen | % | Million Yen | % |
| December 31, 2004 | 8,207 | ( 13.4) | 1,011 | ( 18.4) | 1,315 | ( 48.9) |
| December 31, 2003 | 7,238 | ( 8.9) | 854 | ( 78.1) | 883 | ( 91.4) |

| | Current profit | | Current profit per share | | Current net profit per share diluted | | Shareholders' equity Current net profit ratio | Ratio of ordinary profit to net worth | Ratio of ordinary profit to sales |
|---|---|---|---|---|---|---|---|---|---|
| | Million Yen | % | Yen | Sen | Yen | Sen | % | % | % |
| December 31, 2004 | 2,198 | ( 281.7) | 38 | 75 | 38 | 19 | 19.9 | 8.9 | 16.0 |
| December 31, 2003 | 576 | ( 365.2) | 20 | 81 | 20 | 72 | 6.4 | 8.5 | 12.2 |

Note 1. Average outstanding shares during the term (consolidated): term ended December 2004: 56,315,494 shares, term ended December 2003: 27,668,730 shares

Note 2. Change in accounting policies: None

Note 3. Percentages shown for sales, operating profit, ordinary profit and current net profit indicate the rate of increase or decrease compared to the previous year

Note 4. The average number of outstanding shares at the end of this term does not include the number of shares of treasury stock.

(2) Cash dividends

| | Cash dividends per share | | Interim dividend | | Final dividend | | Total cash dividends paid (full year) | Payout ratio | Cash dividends to shareholders' equity |
|---|---|---|---|---|---|---|---|---|---|
| | Yen | Sen | Yen | Sen | Yen | Sen | Million Yen | % | % |
| December 31, 2004 | 5 | 00 | 2 | 00 | 3 | 00 | 295 | 13.4 | 2.4 |
| December 31, 2003 | 6 | 00 | — | | 6 | 00 | 166 | 28.8 | 1.7 |

(Notes) 1. Details of dividends for the term ending December 2004: 2 yen (commemorative dividend)
2. Dividends are calculated with the exclusion of 523,614 shares of treasury stock.
3. We instituted a 2 for 1 stock split for ordinary shares of common stock with June 30, 2004 as the base date. Consequently, the amount of dividends is the amount after the stock split. The annual scheduled dividend for the term ending March 2004 compared with the level prior to the stock split is 10 yen 00 sen (interim dividend: 4 yen 00 sen, ordinary dividend: 6 yen 00 sen).

(3) Financial conditions (Fractions less than 1 million yen have been omitted.)

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share | |
|---|---|---|---|---|---|
| | Million Yen | Million Yen | % | Yen | Sen |
| December 31, 2004 | 17,861 | 12,088 | 67.7 | 197 | 64 |
| December 31, 2003 | 11,803 | 9,962 | 84.4 | 360 | 06 |

Note: 1. Number of total outstanding shares term ended December 2004: 61,601,988 shares, term ended December 2003: 28,364,394 shares
2. Number of treasury shares at end of term: term ended December 2004: 523,614 shares, term ended December 2003: 696,760 shares

2. Projections of business results for December 31, 2005 (from January 1, 2005 to December 31, 2005)

| | Sales | Ordinary profit | Current net profit | Annual dividend per share: Interim dividend | | Final dividend | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Million Yen | Million Yen | Million Yen | Yen | Sen | Yen | Sen | Yen | Sen |
| Interim | 5,000 | 750 | 600 | 3 | 00 | - | | - | |
| Full year | 11,000 | 1,700 | 1,150 | - | | 3 | 00 | 6 | 00 |

Note: Anticipation for current net profit per share (Full year) 18.82 yen

Note: Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

3. Financial Statements, etc.

(1) Financial Statements

① Balance Sheet

(unit: 1,000 yen)

| Item \ Term | 13th Term As of December 31, 2003 Amount | | Composition | 14th Term As of December 31, 2004 Amount | | Composition |
|---|---|---|---|---|---|---|
| (Assets) | | | % | | | % |
| I Current Assets | | | | | | |
| 1. Cash and deposits | | 3,710,454 | | | 5,359,141 | |
| 2. Trade account receivable | | 1,100,147 | | | 1,337,458 | |
| 3. Articles of trade | | – | | | 610 | |
| 4. Inventory assets | | 1,838 | | | 2,276 | |
| 5. Advanced paid | | 223,036 | | | 44,740 | |
| 6. Prepaid expenses | | 73,783 | | | 96,934 | |
| 7. Shortterm loans receivable | | 76,200 | | | 767,479 | |
| 8. Deferred tax asset | | 245,656 | | | 251,040 | |
| 9. Other assets | | 15,883 | | | 162,991 | |
| Allowance for doubtful debts | | △427,000 | | | △279,059 | |
| Total Current Assets | | 5,020,000 | 42.5 | | 7,743,615 | 43.4 |
| II Fixed assets | | | | | | |
| 1. Tangible fixed assets | | | | | | |
| (1) Building | 58,150 | | | 66,997 | | |
| Accumulated depreciation | 17,421 | 40,729 | | 22,871 | 44,125 | |
| (2) Vehicle and delivery | 7,120 | | | 7,120 | | |
| Accumulated depreciation | 2,840 | 4,279 | | 5,767 | 1,352 | |
| (3) Tools and equipment | 43,259 | | | 118,605 | | |
| Accumulated depreciation | 33,505 | 9,753 | | 49,673 | 68,932 | |
| (4) Others | – | | | 800 | | |
| Accumulated depreciation | – | – | | 41 | 758 | |
| Total Tangible Fixed Assets | | 54,762 | 0.5 | | 115,169 | 0.6 |
| 2. Intangible fixed assets | | | | | | |
| (1) Goodwill | | – | | | 443,902 | |
| (2) Right to apply for a patent | | 27,976 | | | 20,833 | |
| (3) Trademarks | | 2,116 | | | 2,336 | |
| (4) Software | | 74,882 | | | 88,700 | |
| (5) Software suspense account | | – | | | 75,141 | |
| (6) Telephone subscription right | | 36,357 | | | 38,805 | |
| (7) Right to the use of institutes | | 72,003 | | | 67,190 | |
| Total of intangible fixed assets | | 213,335 | 1.8 | | 736,910 | 4.1 |
| 3. Investments and other assets | | | | | | |
| (1) Investments in securities | | 2,563,774 | | | 2,591,603 | |
| (2) Affiliated company's stocks | | 3,214,658 | | | 4,645,789 | |
| (3) Investment | | 99,201 | | | 126,737 | |
| (4) Long-term loan | | 26,500 | | | 16,440 | |
| (5) Long-term loans receivable from affiliate | | 151,000 | | | 1,008,920 | |
| (6) Long term prepaid expenses | | 2,110 | | | 2,144 | |
| (7) Deposit | | 471,577 | | | 469,132 | |
| (8) Deferred tax asset | | – | | | 412,761 | |
| (9) Others | | – | | | 1,471 | |
| Allowance for bad debt | | △13,000 | | | △8,940 | |
| Total investment and other | | 6,515,821 | 55.2 | | 9,266,060 | 51.9 |
| Total of fixed assets | | 6,783,920 | 57.5 | | 10,118,139 | 56.6 |
| Total of assets | | 11,803,920 | 100.0 | | 17,861,754 | 100.0 |

(unit : 1,000 yen)

| Item \ Term | 13th Term As of December 31, 2003 | | | 14th Term As of December 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Amount | | Composition | Amount | | Composition |
| (Liabilities) | | | % | | | % |
| I Current liabilities | | | | | | |
| 1. Short-term debt | | – | | | 2,178,000 | |
| 2. Accrued amount payable | | 586,242 | | | 1,003,554 | |
| 3. Accrued expenses | | 3,225 | | | 222 | |
| 4. Accrued corporation tax, etc | | 551,500 | | | 1,361,000 | |
| 5. Accrued consumption tax | | 53,021 | | | 6,772 | |
| 6. Advance money | | 36,172 | | | 149,082 | |
| 7. Deposit received | | 17,492 | | | 794,410 | |
| 8. Allowance for bonuses | | 12,921 | | | 10,538 | |
| 9. Other liabilities | | 39,963 | | | 38,962 | |
| Total of current liabilities | | 1,300,539 | 11.0 | | 5,542,541 | 31.0 |
| II Fixed liabilities | | | | | | |
| 1. Deposit received for guarantee | | 211,160 | | | 230,615 | |
| 2. Deferred tax liability | | 330,049 | | | – | |
| Total of fixed liabilities | | 541,209 | 4.6 | | 230,615 | 1.3 |
| Total of liabilities | | 1,841,749 | 15.6 | | 5,773,156 | 32.3 |
| (Shareholder's Equity) | | | | | | |
| I Capital stock | | 3,311,130 | 28.1 | | 3,311,130 | 18.5 |
| II Capital reserve | | | | | | |
| 1. Capital reserve | | 4,432,990 | | | 5,207,835 | |
| 2. Other capital surplus | | | | | | |
| Gain or loss on disposal of treasury shares | | – | | | 76,312 | |
| Total capital surplus | | 4,432,990 | 37.6 | | 5,284,148 | 29.6 |
| III Earned surplus | | | | | | |
| 1. Earned reserve | | 13,600 | | | 13,600 | |
| 2. Voluntary reserve | | | | | | |
| Special reserve | | 700,000 | | | 700,000 | |
| 3. Unappropriated retained earnings | | 814,325 | | | 2,735,219 | |
| Total earned surplus | | 1,527,925 | 12.9 | | 3,448,819 | 19.3 |
| IV Other gaps in appraisal of | | 1,056,747 | 8.9 | | 182,377 | 1.0 |
| V Own stocks | | △366,623 | △3.1 | | △137,877 | △0.7 |
| Total of shareholders' equity | | 9,962,170 | 84.4 | | 12,088,597 | 67.7 |
| Total of liabilities shareholders' equity | | 11,803,920 | 100.0 | | 17,861,754 | 100.0 |

② Profit and Loss Statement

(unit: 1,000 yen)

| Item \ Term | 13th Term From January 1, 2003 to December 31, 2003 | | | 14th Term From January 1, 2004 to December 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Amount | | Composition | Amount | | Composition |
| I Operating revenue | | | % | | | % |
| 1. Business revenue | | 7,238,375 | 100.0 | | 8,207,273 | 100.0 |
| II Business expenses | | | | | | |
| 1. Salaries/Bonuses | 866,368 | | | 906,812 | | |
| 2. Provision for bonuses | 8,369 | | | 7,860 | | |
| 3. Welfare expenses | 89,958 | | | 92,397 | | |
| 4. Outsourcing expenses | 1,044,590 | | | 1,834,434 | | |
| 5. Traveling and local transport expenses | 37,597 | | | 39,195 | | |
| 6. Ground rents/House rents | 336,423 | | | 345,250 | | |
| 7. Rental expense | 535,980 | | | 355,646 | | |
| 8. Depreciation cost | 88,934 | | | 164,438 | | |
| 9. Communications expenses | 237,317 | | | 211,556 | | |
| 10. Supplies expenses | 13,734 | | | 17,631 | | |
| 11. Commission paid | 650,302 | | | 611,150 | | |
| 12. Others | 133,264 | 4,042,841 | 55.9 | 148,686 | 4,735,060 | 57.7 |
| III Sales and general administrative expenses | | | | | | |
| 1. Sales promotion expenses | 101,515 | | | 96,931 | | |
| 2. Advertising expenses | 1,145,790 | | | 1,053,950 | | |
| 3. Outsourcing expenses | 66,456 | | | 168,895 | | |
| 4. Transfer to allowance for bad debt | 225,071 | | | 84,293 | | |
| 5. Director's salaries and remuneration | 112,135 | | | 166,207 | | |
| 6. Salaries/Bonuses | 256,405 | | | 300,346 | | |
| 7. Provision for bonuses | 4,551 | | | 2,678 | | |
| 8. Welfare expenses | 39,619 | | | 59,061 | | |
| 9. Travel and local transport expenses | 18,220 | | | 29,882 | | |
| 10. Land/house rent | 45,485 | | | 85,901 | | |
| 11. Depreciation cost | 24,409 | | | 25,278 | | |
| 12. Communication expenses | 9,977 | | | 13,189 | | |
| 13. Others | 291,274 | 2,340,912 | 32.3 | 374,099 | 2,460,717 | 30.0 |
| Operating profit | | 854,621 | 11.8 | | 1,011,495 | 12.3 |

(unit: 1,000 yen)

| Item \ Term | 13th Term From January 1, 2003 to December 31, 2003 | | | 14th Term From January 1, 2004 to December 31, 2004 | | |
|---|---|---|---|---|---|---|
| | Amount | | Composition | Amount | | Composition |
| IV Non-operating revenue | | | % | | | % |
| 1. Interest and dividend income | 8,192 | | | 147,568 | | |
| 2. Work sharing income | — | | | 134,465 | | |
| 3. Accrued commission receivable | 5,138 | | | 23,766 | | |
| 4. Bad debts recovered | 28,693 | | | — | | |
| 5. Contribution for employees loaned to affiliates | 7,600 | | | — | | |
| 6. Others | 7,097 | 56,721 | 0.8 | 19,345 | 325,144 | 4.0 |
| V Non-operating expenses | | | | | | |
| 1. Interest paid | 65 | | | 3,796 | | |
| 2. New stock issue expenses | — | | | 11,356 | | |
| 3. Loss from investment partnership | 17,791 | | | — | | |
| 4. Others | 9,981 | 27,838 | 0.4 | 5,560 | 20,714 | 0.3 |
| Ordinary profit | | 883,505 | 12.2 | | 1,315,925 | 16.0 |
| VI Extraordinary profit | | | | | | |
| 1. Gain on sales of stocks of affiliated companies | 107,750 | | | | | |
| 2. Gain on sales of investment securities | 855,128 | 962,879 | 13.3 | 3,177,944 | 3,177,944 | 38.7 |
| VII Extraordinary loss | | | | | | |
| 1. Loss on retirement of fixed assets | 340,225 | | | 1,230 | | |
| 2. Loss from write-down of securities | 347,212 | | | 21,503 | | |
| 3. Loss from write-down of stocks of affiliated companies | 79,890 | | | 619,934 | | |
| 4. Withdrawal penalty | — | 767,328 | 10.6 | 66,290 | 708,964 | 8.6 |
| Current net profit before adjustment of taxes | | 1,079,056 | 14.9 | | 3,784,905 | 46.1 |
| Corporate tax, residential tax and business tax | 666,470 | | | 1,734,492 | | |
| Amount of adjustment, such as corporate tax | △163,471 | 502,999 | 6.9 | △148,327 | 1,586,164 | 19.3 |
| Current period net profit | | 576,056 | 8.0 | | 2,198,740 | 26.8 |
| Profit brought forward | | 238,268 | | | 648,319 | |
| Interim dividend | | — | | | 111,840 | |
| Unappropriated retained earnings at end of term | | 814,325 | | | 2,735,219 | |

③ Statement for Appropriation of Profit (unit: 1,000 yen)

| Term / Item | 13th Term March 25, 2004 Amount | | 14th Term March 29, 2005 Amount | |
|---|---|---|---|---|
| I Appropriated Profit | | 814,325 | | 2,735,219 |
| II Appropriated Profit Amount | | | | |
| Dividends | 166,005 | | 183,235 | |
| Directors' bonuses | — | | 15,610 | |
| Auditors' bonuses | — | 166,005 | 880 | 199,725 |
| III Balance to be carried forward | | 648,319 | | 2,535,494 |

Note: The dates in columns by term are (estimated) dates of approval by general meeting of shareholders.


RECEIVED
2006 JAN 24 P 1:28
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Global Media Online INC.

February 18, 2005
For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

# Notice of Annual Dividend Forecast for Term Ending December 2005

Global Media Online INC. is pleased to announce that a meeting of its Board of Directors held on February 18, 2005 resolved that the annual dividend forecast for the term ending December 2005 (from January 1, 2005 to December 31, 2005) would be as follows:

| Annual dividend per share expected for the term ending December 2005 | | |
|---|---|---|
| Interim dividend | Final dividend | Total |
| 3 yen 00 sen | 3 yen 00 sen | 6 yen 00 sen |

【Reference】
Annual dividend per share for the term ended December 2004

| Interim dividend | Final dividend | Total |
|---|---|---|
| 2 yen 00 sen | 3 yen 00 sen | 5 yen 00 sen |

End


Global Media Online INC.
internet for everyone

Exhibit D

GMO **Global Media Online INC.** www.gmo.jp

February 21, 2005

For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

Notice of Stock Option (New Share Subscription Rights)

Global Media Online INC. ("the Company") is pleased to announce that a meeting of the Board of Directors held on February 21, 2005 approved the submission of a proposal to issue new share subscription rights without charge as stock options pursuant to Article 280-20 and Article 280-21 of the Commercial Code as follows to the 14th Ordinary General Meeting of Shareholders to be held on March 29, 2005.

Details

1. Reasons for issuing new share subscription rights at preferential terms

   The Company will issue new share subscription rights as stock options to directors, senior advisers, corporate auditors, employees and corporate advisors of the Company and its affiliated companies as well as directors and employees of major business partners of the Company Group, for the purpose of raising morale and the motivation to improve the performance of the Company and its Group

2. Details of new share subscription right issue

   (1) Eligibility

   Directors, corporate auditors, senior advisers, employees and corporate advisors of the Company and its affiliated companies as well as directors and employees of major business partners of the Company Group (hereinafter referred to as the "Qualified Persons").

   (2) Type and number of shares to be issued or transferred upon exercise of new share subscription rights

   A maximum of 300,000 shares of common stock of the Company

   If the event that the Company shares are split or consolidated after the new share

subscription rights issue, the number of issued or transferred shares shall be adjusted based on the formula below. However, the adjustment shall only be made with respect to new share subscription rights that have not been exercised at the time in question, and the Company shall round off any fractional shares that occur as a result of the adjustment.

Adjusted number of shares = Pre-adjusted number of shares × Ratio of split or consolidation

In addition, the Company may adjust the number of issued or transferred shares if the new share subscription rights are taken over through a merger or consolidation with another company, the if the Company becomes a 100% owner of the other company through the exchange of shares or if the Company is involved in a corporate spin-off.

(3) Total number of new share subscription rights to be issued

The maximum limit shall be 3,000 rights. (The number of issued or transferred shares per right shall be 100 shares. When the adjustment described in (2) is conducted, this number shall be adjusted accordingly.)

(4) Issue price of new share subscription rights

No consideration shall be paid.

(5) Amount to be paid when exercising a new share subscription right

The amount paid per new share subscription right shall be the amount obtained by multiplying the amount paid per share determined as follows (hereinafter referred to as the "amount paid per share") by the number of issued or transferred shares per new share subscription right.

The amount paid per share shall be the amount obtained by multiplying the average price of daily closing prices of common stock of the Company in regular trading on the Tokyo Stock Exchange (excluding days when no actual trading took place) during the month prior to the month in which the new subscription rights were issued by 1.05, with fractions of less than one yen rounded up. However, if the amount is less than the closing price on the business day immediately prior the date of issue of the new subscription rights (if there was no actual trading on this day, the last day preceding this day), it shall be the closing price of the business day immediately prior to the date of issue of the new subscription rights.

When the Company splits or consolidates stocks after issuing new share subscription rights, the amount paid per share shall be adjusted according to the formula below, and the Company shall round off any fraction of less than one yen occurring as a result of

the adjustment.

Adjusted amount paid per share = Pre-adjusted amount paid per share × 1 /Ratio of split or consolidation

In addition, the Company may adjust the amount paid per share if the new share subscription rights are taken over through a merger or consolidation with another company, the if the Company becomes a 100% owner of the other company through the exchange of shares or if the Company is involved in a corporate spin-off.

(6) Exercise period

April 1, 2006 through March 28, 2015.

(7) Conditions of exercise

① Qualified Persons shall be director, a corporate auditor, a senior adviser, an employee or a corporate advisor of the Company or its affiliated company or a director or employee of a major business partner of the Company Group at the time of exercising the new share subscription rights.

② The heirs of Qualified Persons shall not be allowed to exercise the new share subscription right.

③ Other terms and conditions shall be determined by resolution of a meeting of the Board of Directors held after the closing of the said general meeting of shareholders.

(8) Events and conditions for cancellation of new share subscription rights

① Subject to approval at a shareholders' meeting, the Company shall be entitled to retire the new share subscription rights without compensation in the event of a merger agreement in which the Company is the entity to be liquidated, or in the event of an exchange of stock or stock transfer in which the Company becomes a wholly owned subsidiary of another entity.

② If Qualified Persons no longer satisfy the terms and conditions for exercising rights, the Company shall be able to cancel the new share subscription rights without compensation.

(9) Restrictions on transfer of new share subscription rights

The transfer of new share subscription rights shall require the approval of the Board of Directors of the Company.

(10) Details

The details of new share subscription rights shall be determined at a meeting of the Board of Directors.

Exhibit E



www.gmo.jp

February 21, 2005

For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

## Notice of Change of Executive Officers

Global Media Online INC. ("the Company") is pleased to announce that a meeting of the Board of Directors held on February 21, 2005 approved the submission of a proposal to change executive officers as follows to the 14th Ordinary General Meeting of Shareholders to be held on March 29, 2005.

Details

1. Candidate directors

| Name | Present title |
| --- | --- |
| Katsumi Arisawa | Manager of Group Management Strategy Division |
| Teruhiro Arai | Head of Group Investment Strategy Office |

2. Retiring director

| Name | Present title |
| --- | --- |
| Kazuhiko Yogo | General Manager of President Office |

RECEIVED
2006 JAN 24 P 1:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit F


GMO Global Media Online INC.

www.gmo.jp

February 21, 2005

For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

Notice of Change of Trade Name

Global Media Online INC. ("the Company") is pleased to announce that a meeting of the Board of Directors held on February 21, 2005 approved the submission of a proposal to change the trade name as follows to the 14th Ordinary General Meeting of Shareholders to be held on March 29, 2005.

Details

1. Reasons for change

The GMO Group, with the Company as the core business entity, focuses on the IxP (Internet infrastructure) business and the Internet advertisement media business in the sphere of Internet infrastructure services and aims to build a Group able to contribute to the corporate sector and general consumers by creating an Internet "culture and industry" and by providing customers with "smiles and excitement."

For this purpose, the Company proposes to change its trade name to more clearly express its image as an Internet group.

2. New trade name (English notation)

GMO Internet Inc.

3. Proposed date of change

June 1, 2005

Exhibit G

GMO **Global Media Online INC.** www.gmo.jp

February 22, 2005
For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: GMO Internet Inc.
(Old name: Global Media Online Inc.)
Code No.9449 First Section of TSE
Company representative: Masatoshi Kumagai, Representative Director and President
Contact person: Masashi Yasuda, Executive Director
TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

## (Correction) Notice of Partial Correction for Stock Options (Equity Warrants)

Global Media Online Inc. regrets to report an error in the notice on stock options (equity warrants) released on February 21, 2005. Please find a correction below.

【Corrected item】
2. Details of new share subscription right issue
(6) Exercise period

【List of Corrections】
(Before correction)

| (6) Exercise period | April 1, 2006 through March 31, 2016. |
|---|---|

(After correction)

| (6) Exercise period | An[illegible] rch 28, 2015. |
|---|---|

End


RECEIVED
JAN 24 P
CORPORATE FINANCE


RECEIVED
CORPORATE FINANCE

**Exhibit H**

March 14, 1005

T

26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo
Global Media Online Inc.
Masatoshi Kumagai , Representative Director and President

**Invitation to Regular General Shareholders Meeting for the 14th Term**

Dear Shareholder

Global Media Online Inc. is pleased to announce the holding of the regular general shareholders meeting for the 14th term. Details of the meeting are as follows. We hope that you will be able to attend.

**If you are unable to attend the meeting, you may exercise your voting rights in writing. Please review the attached reference materials. Then after indicating whether you agree or disagree to the proposals, place your seal on the enclosed voting sheet, and return the sheet to us.**

Yours Sincerely,

Details

1. Date 18:00, Tuesday, March 29, 2005
2. Venue Sapphire Room, First Basement Level, Aoyama Diamond Hall (Please see the map of the venue of the general shareholders meeting at the end of the documents.)
3. Objectives of the meeting

Reports

1. The business report, consolidated balance sheet, consolidated profit and loss statement, and reporting of the results of audits of the consolidated financial statements by the accounting auditor and the Board of Auditors for the 14th term (from January 1, 2004 to December 31, 2004)
2. Reporting of the balance sheet and the profit and loss statement for the 14th term (from January 1, 2004 to December 31, 2004)

Proposals

Proposal No.1 Approval of the plan for the appropriation of earnings in the 14th term

Proposal No.2 Partial revision of the Articles of Incorporation
Page 45 of the attached reference materials contains a summary of the proposal.

Proposal No.3 Assignment of 12 directors

Proposal No.5 Issuance of equity warrants as stock option

From Page 51 to 52 of the attached reference materials contain the summary of the proposal.

End

---

If you plan to attend the meeting, please submit the enclosed voting sheet at the venue reception.

(Appendix)

Business Report

From January 1, 2004
To December 31, 2004

1. Business Summary

(1) Development and results of the business of the GMO Group

During the consolidated accounting term under review, the Japanese economy staged a steady recovery in the first half of the period, aided by capital spending and exports. In contrast, the second half of the period saw a deceleration in the growth of exports and production. Overall, however, Japan managed to remain on the road to economic recovery.

Reviewing the Internet market, which is the Company's area of business, as of February 2004, the number of Internet users in Japan was approximately 62 million, the household penetration rate had reached 52.1%, exceeding half of all households, and the annual growth rate was 111.3% (*1). In particular, of households using the Internet, those using broadband stood at 48.1% (*1), suggesting that the use of an always-connected Internet has become part of Japanese life. In association with this, the volume of broadband content is growing and the Internet is playing a significant role as a medium in all manner of fields.

In this operating environment, the GMO Group, led by its core member company Global Media Online Inc., has built a business with a focus on Internet infrastructure, a generic term used to describe a number of different services, including servers, access, domains and consulting for the introduction of information technology, and Internet advertising media, a generic term used to refer to advertising and sales and media management. In the consolidated accounting term under review, to establish a firm corporate base, the Company was active in M&A and in capital and business alliances in all aspects of its business. With these initiatives, in services targeting individual customers, we were able to provide a range of communication services and expand the scale of our media. Meanwhile, in services targeting corporate customers, we successfully built a comprehensive service structure for companies whose crucial challenge is to address the Internet, resulting in the development of an even more stable revenue base.

Consequently, in the consolidated accounting term, we posted operating revenue of 23,561,986,000 yen (up 50.3% from the previous term), operating profit was 2,804,867,000 yen (rising 32.8 %), and ordinary profit was 2,805,478,000 yen (an increase of 44.1%). Net profit was 2,563,068,000 yen (an increase of 146.4%).

On February 27, 2004, the Company listed its shares on the Second Section

of the Tokyo Stock Exchange. We would like to take this opportunity to express our sincere gratitude to our shareholders, as this listing on the stock market owed very much to your support.

(Breakdown of operating revenue)

(Unit: thousand yen)

| | FY2004 | Composition | FY2003 | Change |
|---|---|---|---|---|
| Internet Infrastructure related business | 15,557,979 | 66.0% | 10,732,655 | Up 45.0% |
| Internet Ads Media Business | 8,004,006 | 34.0% | 4,945,878 | Up 61.8% |
| Total of operating revenue | 23,561,986 | 100.0% | 15,678,533 | Up 50.3% |

A summary of business by division in the consolidated accounting term under review is as follows:

□Internet Infrastructure Business

【Server】

RapidSite, which is operated by GMO Hosting and Technologies, Inc., posted the world's largest sales as a sales partner of NTT/Verio, one of the leading global web hosting groups. The number of clients exceeded 200,000 in September 2004, thanks to the expansion of individual users driven by the participation of paperboy & co.. in the GMO Group. This was a specific outcome of the multiple-brand strategy to break up the target customer base into smaller segments. We also focused on the development of distribution channels and established a sales network consisting of 1500 agents.

【Access】

The Company acquired trading rights for the Internet access business and the hosting service of Bekkoame Internet Co., Ltd. We also expanded business base by taking over the Internet service business from ZERO Inc. through divestiture.

【Domain】

The domain business remained firm, as the number of domains handled increased due to the participation of Paperboy & co.. in the GMO Group. In the ranking of the registration service providers of general-purpose JP domain names, three companies in the GMO Group, one of which was the Company, were ranked within the top 10 providers. We also launched the registration service of ".uk" and ".be" domains for the first time as a domestic registrar.

【Computerization support and consulting operations】

production, operation and marketing of websites through measures such as hosting the GMO Homepage University. In addition, we concentrated our efforts on the sales of "JWord" (*2), a Japanese keyword search service affiliated with AccessPort Inc. We also launched "9199.jp (quick jp)," a comprehensive search information service based on "JWord" to promote the penetration of the Japanese keyword search service with a concerted effort by the GMO Group. In addition to these initiatives, we strived to strengthen our stable sources of revenue and added to the Group Grandsphere Co., Ltd., which supports system construction and technical development in the broadband network.

【Others】

The GMO Group provides an electronic authentication service through GeoTrust Japan, Inc. to respond to the increasing demand for security in communication. The number of clients is steadily increasing, driven by low prices and the quick response in our services.

In the online credit card settlement service, which is an important part of the infrastructure for online trade, Card Commerce Service Co., Ltd. (now GMO Payment Gateway, Inc.), the largest service provider in Japan, joined the GMO Group.

□Internet Advertising Media Business

【Media】

Netclue Japan Co., Ltd., which offers online games developed from the Corum, an online game with more than 1.1 million members in South Korea, has become a member of the GMO Group. We also expanded the communication site business such as blogs (*3), which have a great deal of potential as a new communication business. As a result, the media scale of the GMO Group was ranked fourth in Japan as of December 2004, with the number of users exceeding 18 million (*4).

【Advertising Sales】

We successfully developed more solid sources of revenue in the advertising sales business, thanks to the enrollment of SAN PLANNING Corporation in the group of Magclick Inc. and the acquisition of the Internet advertising agency business from AD2, Inc. through divesture. SAN PLANNING Corporation operates a classified ad agency business mainly for small and medium-sized companies.

*1 Access Media/Inpress, 2004

*2 Service in which direct entry of any Japanese keyword of a company

name, product name, or service name, etc. into the address bar of the browser accesses the website or produces a search result

*3 Abbreviation for "weblog" (itself a coined term derived by combining "Web" and "log"). A blog is a service that displays news, interesting topics, and individual diaries on a website as articles. With this service, information can be delivered easily and communicated to numbers of users immediately.

*4 Data from December 2004 Nielsen//NetRatings, Access from households

(2) Facility investment by the GMO Group

There was no matter requiring particular mention with respect to facility investment during the consolidated accounting term under review.

(3) Financing by the GMO Group

There was no matter requiring particular mention with respect to financing during the consolidated accounting term under review.

(4) Issues to address for the Group

Looking ahead at the future Internet environment, we can expect to see not only information distribution through established broadband channels, but the provision of an array of services designed to make our lives richer. Given this trend, the Internet infrastructure service that supports these services will only grow more significant.

As a comprehensive Internet group that brings together Internet-related infrastructure and media, the GMO Group will focus on establishing a stable revenue structure that steadily accumulates results along with the future growth of the Internet industry.

In our Internet infrastructure business, our aim is to be the clear market leader. To achieve this aim, we are focusing on initiatives such as the expansion of market share, through M&A and other means. We will seek to retain individual customers by providing more attractive services, such as the 9199.jp ("Quick JP") service, blogs and online games. For corporate customers, we will focus on delivering diversified services and improving customer satisfaction, while also taking steps to bolster our selling power. For the Internet advertising media business, through the streamlined management resources of the expanded Group and progress in restructuring within the Group, we will build a structure which enables us to demonstrate maximum synergy.

To meet the expectations of our shareholders, the GMO Group is pursuing a management philosophy, "Internet for Everyone," in which it endeavors to provide a place where more people can directly experience the excitement of the Internet themselves. With an untiring spirit of adventure, we will make

of the Internet infrastructure associated business and the Internet advertising media business are achieved.

We are determined to push ahead to create an Internet culture and industry, give our customers reason to smile and feel excitement, and undertake corporate activities with the potential to contribute to society and people through sustained effort.

We ask for the continuous support of our shareholders as we pursue these initiatives.

(5) Changes in results and assets of the GMO Group and the Company

(1) Changes in business results and assets of the GMO Group

| Classification | Unit | FY2001 Jan. 2001 to Dec. 2001) | FY2002 (Jan. 2002 to Dec. 2002) | FY2003 (Jan. 2003 to Dec. 2003) | FY 2004 (consolidated accounting term under review) (Jan. 2004 to Dec. 2004) |
|---|---|---|---|---|---|
| Operating revenue | (Thousand yen) | 9,174,289 | 12,313,769 | 15,678,533 | 23,561,986 |
| Operating profit | (Thousand yen) | 274,854 | 1,186,363 | 2,112,289 | 2,804,867 |
| Ordinary profit | (Thousand yen) | 167,076 | 1,011,629 | 1,946,904 | 2,805,478 |
| Net profit or Net loss (−) | (Thousand yen) | −113,306 | 207,860 | 1,040,075 | 2,563,068 |
| Net profit per share or Net loss per share (−) | (Yen) | −4.36 | 7.51 | 37.59 | 44.81 |
| Total assets | (Thousand yen) | 14,107,404 | 13,052,807 | 17,917,135 | 27,896,802 |
| Net assets | (Thousand yen) | 8,850,369 | 8,714,450 | 11,096,468 | 13,350,626 |

(Note) Net profit per share or net loss per share is calculated based on the average number of shares during term.

(2) Changes in business results and assets of the Company

| Classification | Unit | FY2001 Jan. 2001 to Dec. 2001) | FY2002 (Jan. 2002 to Dec. 2002) | FY2003 (Jan. 2003 to Dec. 2003) | FY 2004 (consolidated accounting term under review) (Jan. 2004 to Dec. 2004) |
|---|---|---|---|---|---|
| Operating revenue | (Thousand yen) | 6,925,122 | 6,648,037 | 7,238,375 | 8,207,273 |
| Operating profit | (Thousand yen) | 613,644 | 479,859 | 854,621 | 1,011,495 |
| Ordinary profit | (Thousand yen) | 568,095 | 461,644 | 883,505 | 1,315,925 |
| Current net profit | (Thousand yen) | 60,043 | 123,839 | — | — |
| Net profit | (Thousand yen) | — | — | 576,056 | 2,198,740 |
| Current net profit per share | (Yen) | 2.31 | 4.48 | — | — |
| Net profit per share | (Yen) | — | — | 20.81 | 38.75 |
| Total assets | (Thousand yen) | 9,628,679 | 9,075,344 | 11,803,920 | 17,861,754 |
| Net assets | (Thousand yen) | 8,355,921 | 8,155,043 | 9,962,170 | 12,088,597 |

(Note) 1. Net profit per share is calculated based on the average number of

2.According to the Ministerial Ordinance to Revise Part of the Enforcement Regulations of the Commercial Code (Ministerial Ordinance No. 7 of the Ministry of Justice as of February 28, 2003), from FY2003, conventional titles, namely, current net profit and current net profit per share, were changed to new titles, namely net profit and net profit per share.

2. Summary status of the GMO Group and the Company (as of December 31, 2004)

(1) Description of major businesses of the GMO Group

The businesses and major services of the GMO Group are as follows:

| Business classification | | Summary |
|---|---|---|
| Internet Infrastructure related business | Server and Hosting operations | Rental server service (hosting service) |
| | Access operations | Internet access service |
| | Domain acquisition | Domain acquisition service<br>Service offering the "*internetnumber*" |
| | Computerization support and consulting operations | Total solution service from the website construction to the internet marketing |
| | Others | Provide the security service of electric acquisition as well as the online credit card payment processing operations. |
| Internet Ads Media Business | Advertising sales | Internet advertising sales |
| | Media Business | Planning, development and operation of Internet advertising media |

(2) Principal place of business of the GMO Group

(Head Office) Shibuya-ward, Tokyo

(3) Status of the shares

(1) Total number of shares to be issued by the Company 226,914,000 shares

(Note) In accordance with a resolution passed at the meeting of the Board of Directors held on April 5, 2004, the Company carried out a two-for-one stock split on August 20, 2004 for shares owned by shareholders noted on the final list of shareholders and the effective list of shareholders as of June 30, 2004. Along with the stock split, the total number of shares to be issued by the Company was changed from 113,457,000 to 226,914,000.

(2) Total number of shares issued 61,601,988 shares

(Notes) 1.In accordance with a resolution passed at the meeting of the Board of Directors held on June 23, 2004, Power Formation Corporation became a wholly-owned subsidiary of the Company through a stock swap on August 10, 2004. Along with the stock swap, the number of shares increased by 410,000. accordance with the resolution passed at the meeting

28,774,394.

2. In accordance with a resolution passed at the meeting of the Board of Directors held on April 5, 2004, the Company carried out the two-for-one stock split on August 20, 2004 for shares owned by shareholders noted or recorded on the final list of shareholders and the substantial list of shareholders as of June 30, 2004. Along with this stock split, the number of shares increased by 28,364,394. The number of issued shares after this increase was 57,138,788.
3. In accordance with a resolution passed at the meeting of the Board of Directors held on July 21, 2004, Netclue Japan became a wholly-owned subsidiary of the Company through a stock swap as of September 6, 2004. Along with the stock swap, the number of shares increased by 227,100. The number of issued shares after this increase was 57,365,888.
4. In accordance with a resolution passed at the meeting of the Board of Directors held on June 28, 2004, CCS Holding Co., Ltd. became a wholly-owned subsidiary of the Company through a stock swap on September 14, 2004. Along with the stock swap, the number of shares increased by 1,881,400. The number of issued shares after this increase was 59,247,288.
5. In accordance with a resolution passed at the meeting of the Board of Directors held on August 16, 2004, i's Factory, Ltd. became a wholly-owned subsidiary of the Company through a stock swap on October 2, 2004. Along with the stock swap, the number of shares increased by 398,900. The number of issued shares after this increase was 59,646,188.
6. In accordance with a resolution passed at the meeting of the Board of Directors held on September 7, 2004, the Company carried out the corporate divesture to take over the Internet services operations of ZERO Inc. on November 1, 2004. Along with the divesture, the number of shares increased by 890,000. The number of issued shares after this increase was 60,536,288.
7. In accordance with a resolution passed at the meeting of the Board of Directors held on September 13, 2004, Forval Co., Ltd. became a wholly-owned subsidiary of the Company through a stock swap on November 2, 2004. Along with the stock swap, the number of shares increased by 65,700. The number of issued shares after this increase was 60,601,988

8. In accordance with a resolution passed at the meeting of the Board of Directors held on October 18, 2004, 3721 Network Software Co., Ltd. became a wholly-owned subsidiary of the Company through a stock swap on December 5, 2004. Along with the stock swap, the number of shares increased by 1,000,000. The number of issued shares after this increase was 61,601,988.

(3) Number of shares per unit 100 shares

(Note) In accordance with a resolution passed at the meeting of the Board of Directors held on November 19, 2003, the Company lowered the number of shares per unit from 500 to 100 as of February 1, 2004

(4) Number of shareholders 21,320

The number of shareholders increased by 18,079 from the end of the previous term.

(5) Major shareholders

| Shareholder name | Investment in the Company | | Company's investment in major shareholders | |
|---|---|---|---|---|
| | Number of shares held (shares) | Ratio of voting rights (%) | Number of shares held (shares) | Ratio of voting rights (%) |
| Masatoshi Kumagai Office, Ltd. | 22,400,000 | 36.67 | — | — |
| Masatoshi Kumagai | 4,000,000 | 6.54 | — | — |
| Japan Trustee Service Bank, Ltd. (trust account) | 2,490,300 | 4.07 | — | — |
| Fairline Swint West Bank (client accounts) | 1,800,000 | 2.94 | — | — |
| Japan Securities Finance, Co., Ltd. | 1,560,200 | 2.55 | — | — |
| Master Trust Bank of Japan, Ltd. (trust account) | 1,097,000 | 1.79 | — | — |
| Clear Stream Banking SA | 778,829 | 1.27 | — | — |
| Ireland Special Jusdiq Lending Account | 716,000 | 1.17 | — | — |
| Japan Trustee Service Ban, Ltd. (four trust accounts) | 643,000 | 1.05 | — | — |
| Kaoru Kumagai | 600,000 | 0.98 | — | — |

(4) Acquisition, disposal, etc. and holding of treasury stocks

1) Shares acquired

Common shares 94 shares

Total acquisition price 169,000 yen

2) Shares disposed of

Common shares 577,500 shares

Total disposal price 305,227,000 yen

3) Shares subject to the procedure of lapse

n/a

4) Number of shares held as of closing of the accounting term

Common shares 523,614 shares

5) Treasury shares acquired based on a resolution passed at the meeting of the Board of Directors in accordance with authorization of the Articles of Incorporation after the regular general shareholders meeting for the 13th term

n/a

(5) Status of equity warrants

1) Status of equity warrants presently issued

Equity warrants in accordance with Article 280-20 and Article 280-21 of the Commercial Code

First equity warrants (resolved at the extraordinary general shareholders meeting held on August 30, 2002)

Number of equity warrants: 595
Issue price of equity warrants: Free
Type and number of shares as purpose: 595,000 common shares
Amount payable when the equity warrant is exercised:
353 yen per share
Exercise period of equity warrants:
From September 1, 2003 to August 31, 2006

2) Equity warrants issued with privileged conditions to parties other than shareholders during the term under review

n/a

(6) Employees of the GMO Group and the Company

1) Employees of the GMO Group

| Business classification | Number of employees (people) |
|---|---|
| Internet Infrastructure related business | 554 (453) |
| Internet Ads Media Business | 318 (43) |
| Total | 872 (496) |

(Note) Figures in parentheses show the average number of temporary employees.

2) Employees of the Company

| Classification | Number of employees (people) | Change from the end of previous term (people) | Average age (years old) | Average length of service (years) |
|---|---|---|---|---|
| Male | 143 | +9 | 31.8 | 2.8 |
| Female | 46 | +7 | 28.5 | 2.0 |
| Total or Average | 189 | +16 | 31.0 | 2.6 |

(Note) In addition to the above, we have 151 temporary employees.

(7) Major lender

| Lender | Balance of borrowings | Shares held by the lender | |
|---|---|---|---|
| | | Number of shares held (thousand yen) | Share of voting rights (%) |
| Bank of Tokyo Mitsubishi, Ltd. | 2,178,000 | — | — |

(8) Status of business combinations

(1) Status of primary subsidiaries, etc.

| Company name | Capital (thousand yen) | Percentage of voting | Major business details |
|---|---|---|---|

| | | (%) | |
|---|---|---|---|
| GMO Communications Co., Ltd. | 275,400 | 100.0 | Computer support and consulting business |
| GMO Research Institute Inc. | 50,000 | 100.0 | Organization aimed at information gathering, research and promotion of advanced Internet technologies |
| Net Clue Japan, Inc. | 10,000 | 100.0 | Planning and management of online games |
| CCS Holding Co., Ltd. | 283,900 | 100.0 | Management company holding the shares of Card Commerce Service Co., Ltd. |
| Telecom Online K. K. | 50,000 | 100.0 | Telemarketing service |
| i's Factory,Ltd. | 10,000 | 100.0 | Management company holding the shares of Tea Cup Communication, Ltd. |
| 3721 Soft Inc. | 40,780 | 100.0 | Management company holding the shares of AccessPort Inc. |
| Grandsphere Co., Ltd. | 10,000 | 92.5 | System consulting business |
| Onamae.com Co., Ltd | 105,000 | 85.0 | Development and management related to the server business |
| GMO Mobile&Desktop Inc. | 262,859 | 82.7 | Service to provide and develop and operate "wallpaper," the information and ads distribution system for desktops. |
| GMO Media and Solutions Co., Ltd | 335,000 | 81.0 | Development and management of various mail media, such as mailing lists and Opt-in mail service |
| GMO Hosting and Technologies, Inc. | 497,125 | 70.1 | Server Business |
| INTERNET NUMBER CORPORATION | 100,000 | 69.6 | Service offering the "*internetnumber*" |
| Payment-One, Inc. | 472,003 | 67.7 | Credit card settlement service for e-commerce |
| paperboy & co.. | 74,453 | 50.2 | Server Business |
| Mag Click Co., Ltd. | 1,301,568 | 42.5 | Sale of e-mail advertisements in which mail magazines and opt-in mail are the major media for ads |
| GeoTrust Japan, inc. (note 1) | 200,000 | 100.0 (100.0) | Web Security business |
| Net Clue Korea, Inc. (note 2) | 200,000,000 KRW (18,920,000 | 100.0 (100.0) | Planning and management of online games |

| | | | |
|---|---|---|---|
| AccessPort Inc. (note 3) | 114,500 | 73.9 (59.0) | Jword (keywords in Japanese) service, technology license business |
| WEBKEEPERS, INC. (United States) (note 1) | 53,400US$ (6,653,000 yen) | 70.0 (70.0) | Server Business |
| San Planning Corporation (note 4) | 50,000 | 67.0 (67.0) | Agency service for advertisement offering employment |
| Card Commerce Service Co., Ltd. (note 5) | 152,394 | 65.4 (65.4) | Operation and provision of online credit network for credit cards |
| Tea Cup Communication, Ltd. (note 6) | 34,800 | 51.0 (51.0) | Internet community service |
| e-sumai. Inc. (note 4) | 62,000 | 50.9 (50.9) | Management of one of the largest websites in Japan which offers information on new condominiums |

(Notes) 1. The figure in parentheses in the column of the Company's share of voting rights shows the ratio held by GMO Hosting and Technologies, Inc.

2. The figure in parentheses in the column of the Company's share of voting rights shows the ratio held by Netclue Co., Ltd.

3. The figure in parentheses in the column of the Company's share of voting rights shows the ratio held by 3721 Network Software Co., Ltd.

4. The figure in parentheses in the column of the Company's share of voting rights shows the ratio held by Magclick Inc.

5. The figure in parentheses in the column of the Company's share of voting rights shows the ratio held by CCS Holding Co., Ltd.,

6. The figure in parentheses in the column of the Company's share of voting rights shows the ratio held by i's Factory, Ltd.

(2) Development in business combinations

1. Net Clue Japan, Inc. became a wholly-owned subsidiary of the Company through a stock swap in September 2004.
2. CCS Holding Co., Ltd. became a wholly-owned subsidiary of the Company through a stock swap in September 2004.
3. TELECOM ONLINE Inc. was founded with a 100% stake held by the Company in August 2004.
4. i's Factory, Ltd. became a wholly-owned subsidiary of the Company through a stock swap in October 2004.
5. 3721 Network Software Co., Ltd. became a wholly-owned subsidiary of the Company through a stock swap in December 2004

6. Grandsphere Co., Ltd. became a wholly-owned subsidiary of the Company through the stock swap in March 2004.
7. Ucast Communications Inc. and KabeGami.com, Inc. merged in March 2004, with Ucast Communications as the surviving company. With the merger, KabeGami.com was extinguished. The Company's voting rights in Ucast Communications Inc. increased from 47.6% to 82.7%, which means that Ucast Communications is now a subsidiary of the Company. The name of the surviving company was changed to GMO Mobile & Desktop Inc. on the date of the merger.
8. Voting rights in Payment-One, Inc. increased from 40.6% to 67.7%, following the additional acquisition of the shares of Payment-One, Inc. Payment-One then became a subsidiary of the Company.

9. In March 2004, the Company acquired stocks in Paperboy & co.., which thereby became a consolidated subsidiary of the Company
10. Because of their increased importance, Geo Trust Japan, Inc. and WEBKEEPERS, INC. are included in the consolidated subsidiary of the Company from the term under review.
11. Net Clue Japan, Inc. became a consolidated subsidiary. At the same time, its wholly-owned subsidiary Net Clue, Inc. also became a consolidated subsidiary of the Company.
12. 3721 Soft, Inc. became a consolidated subsidiary. At the same time, its wholly-owned subsidiary AccessPort Inc. also became a consolidated subsidiary of the Company.
13. Power Formation Corporation was acquired by Mag Click Co., Ltd. and its subsidiary San Planning Corporation became a consolidated subsidiary of the Company. The company name of San Planning Corporation was changed to GMO San Planning Corporation on January 1, 2005.
14. CCS Holding Co., Ltd. became a wholly-owned subsidiary of the Company, and its subsidiary Card Commerce Service Co. Ltd. became a consolidated subsidiary. The corporate name of Card Commerce Service Co., Ltd. was changed to GMO Payment Gateway, Inc. as of February 2, 2005.
15. i's Factory, Ltd. became a wholly-owned subsidiary of the Company and its subsidiary Tea Cup Communication, Ltd. became a consolidated subsidiary of the Company.
16. GMO Magazines Inc. was dissolved on December 31, 2003. Its liquidation was completed and the company extinguished on May 10, 2004.
17. Mag Click Co., Ltd. merged with its wholly-owned subsidiary Magforce Inc. in September 2004, and Magforce Inc. was dissolved.

(Notes)1. CCS Holding Co., Ltd., 3721 Network Software Co., Ltd. and i's Factory, Ltd. merged with the Company with the Company as the surviving company and said companies dissolving on January 1, 2005.

2. Onamae.com Co., Ltd. merged with GMO Hosting and Technologies, Inc. with GMO Hosting and Technologies, as the surviving company and Onamae.com dissolving on February 1, 2005.

(3) Result of business combinations

The number of consolidated subsidiaries, etc. is now 24. In the consolidated accounting term under review, operating revenue was

23,561,986,000 yen (up 50.3% from the previous term), and net profit was 2,563,068,000 yen (rising 146.4%).

(9) Directors and auditors

| Title | Name | Operations managed or major duties |
|---|---|---|
| Representative Director and President | Masatoshi Kumagai | |
| Executive director | Masashi Yasuda | Responsible for administrative sections, Group business strategies, and investor relations |
| Director | Noriyuki Hirosue | President and Representative Director of GMO Media and Solutions Inc. |
| Director | Hiroyuki Nishiyama | President and Representative Director of Magclick Inc. |
| Director | Kazuhiko Yogo | Manager of President Office |
| Director | Koichi Tachibana | Head of Group Legal Strategy Office |
| Director | Naoya Watanabe | Manager of IxP Division |
| Director | Tadashi Ito | Manager of Business Partner Division |
| Director | Toshihiko Sugaya | Manager of Group General Affairs Division |
| Director | Mitsuru Aoyama | President and Representative Director of GMO Hosting and Technologies, Inc. |
| Director | Kenichiro Matsubara | President and Representative Director of GMO Communications Co., Ltd. |
| Standing Statutory Auditor | Masahiro Muto | |
| Auditor | Manabu Kinoshita | Licensed tax accountant |
| Auditor | Keigo Ogura | Certified public accountant |

(Notes) 1. Both auditors, Manabu Kinoshita and Keigo Ogura, are external auditors as set out in Paragraph 1, Article 18 of the "Law concerning special exception of the Commercial Code in relation to audit, etc. of joint-stock companies."

2. Changes to directors and auditors during the term under review are as follows:

(1) Assumption of office

At the regular general shareholders meeting for the 13th term held on March 25, 2004, three new directors—Naoya Watanabe, Tadashi Ito and Toshihiko Sugaya—were appointed and one new auditor—Keigo Ogura—was appointed. All appointees took office on the same day.

(2) Resignation

As of closing of the regular general shareholders meeting for the 13th term held on March 25, 2004, three directors—Yoshihiro Himeji, Toshihiro Watanabe, and Yasushi Nakatani—resigned at the expiration of their term of office and Michiaki Nishiura resigned as

(10) Amount of remuneration, etc. paid to directors and auditors, etc.

Ten directors 155,962,000 yen

Three auditors 10,245,000 yen

(Note) The maximum limits of the remuneration paid to directors and auditors are as follows:

Director Below 200,000,000 yen annually

Auditor 15,000,000 yen annually

(11) Amount of remuneration paid to the accounting auditor, etc.

1) Total remuneration to be paid by the Company and its subsidiaries, etc. to the accounting auditor

36,000,000 yen

2) Of the total sum mentioned in 1) above, the total sum of remuneration to be paid as counter value for the audit certification service

36,000,000 yen

3) Of the total sum mentioned in 2) above, the amount of remuneration to be paid by the Company to the accounting auditor

16,800,000 yen

(Note) Under the audit agreement entered into by the Company and its subsidiaries, etc. with the accounting auditor, we do not separate the audit under the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha) from the audit fee for the audit under the Securities Exchange Law. Consequently, the amounts in 2) and 3) include the amount of the audit fee, etc. under the Securities Exchange Law.

(12) Material facts related to the status of the GMO Group arising after closing of the accounting period

n/a

(Amounts in this business report are rounded.)

## Consolidated Balance Sheet

(As of December 31, 2004)

(Unit: 1,000 yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| (Assets) | | (Liabilities) | |
| [Current Assets] | **16,112,100** | [Current liabilities] | **10,239,387** |
| Cash and deposits | 11,556,654 | Notes payable and accounts payable – trade | 1,296,946 |
| Accounts receivable | 3,618,436 | Short-term debt | 2,178,500 |
| Inventory assets | 46,071 | Accrued amount payable | 2,134,242 |
| Deferred tax asset | 388,185 | Accrued corporation tax, etc. | 1,753,448 |
| Other assets | 883,013 | Advance money | 1,069,035 |
| Allowance for doubtful debts | −380,260 | Allowance for bonuses | 37,400 |
| [Fixed assets] | **11,784,702** | Deferred tax liability | 3,226 |
| Tangible fixed assets | **1,051,386** | Other liabilities | 1,766,589 |
| Buildings and structures | 393,358 | [Fixed liabilities] | **672,498** |
| Tools and equipment | 239,303 | Long-term accounts payable | 553,585 |
| Land | 382,095 | Deferred tax liability | 99,631 |
| Others | 36,628 | Other fixed liabilities | 19,281 |
| Intangible fixed assets | **3,946,559** | Total of liabilities | **10,911,886** |
| Goodwill | 598,033 | (Minority Equity) | |
| Software | 602,166 | Minority equity | 3,634,289 |
| Account for consolidated adjustments | 2,390,768 | | |
| Others | 355,590 | (Shareholder's Equity) | |
| Investments and other assets | **6,786,756** | [Capital stock] | **3,311,130** |
| Investments in securities | 4,716,526 | [Capital reserve] | **5,284,148** |
| Long-term loan | 28,173 | [Earned surplus] | **4,768,047** |
| Investment | 494,187 | [Other gaps in appraisal of securities] | **120,579** |
| Deposit | 973,055 | [Equity adjustment from foreign currency translation] | **4,598** |
| Deferred tax asset | 174,392 | [Own stocks] | **−137,877** |
| Others | 410,053 | | |
| Allowance for bad debt | −9,632 | Total of shareholders' equity | **13,350,626** |
| Total of assets | **27,896,802** | Total of liabilities, minority equity and shareholders' equity | **27,896,802** |

Consolidated Profit and Loss Statement

From January 1, 2004
to December 31, 2004

(Unit: 1,000 yen)

| Item | Amount | |
|---|---|---|
| [Ordinary profit and loss] | | |
| (Operating revenue and expenses) | | |
| Operating revenue | | |
| Sales | 23,561,986 | 23,561,986 |
| Operating expenses | | |
| Business expenses | 9,675,171 | |
| Sales and general administrative expenses | 11,081,946 | 20,757,118 |
| Operating profit | | **2,804,867** |
| (Non-operating revenue and expenses) | | |
| Non-operating revenue | | |
| Interest received | 11,904 | |
| Fees received | 24,992 | |
| Profit from investment partnership | 4,084 | |
| Bad debt recovered | 8,614 | |
| Others | 34,543 | 84,138 |
| Non-operating expenses | | |
| Interest paid | 9,188 | |
| Exchange loss | 4,124 | |
| Stock issue costs | 18,822 | |
| Loss from investment partnership | 13,134 | |
| Other operating expenses | 38,258 | 83,528 |
| Ordinary profit | | **2,805,478** |
| [Extraordinary profit and loss] | | |
| Extraordinary profit | | |
| Gain on sales of investments on stocks of securities | 3,357,981 | |
| Gain on sales of fixed assets | 38,686 | |
| Gain on return of allowance for doubtful debts | 8,399 | |
| Profit from change of equity investees | 16,038 | |
| Debt forgiveness income | 23,768 | 3,444,874 |
| Extraordinary loss | | |
| Loss on devaluation of subsidiaries | 21,503 | |
| Loss on devaluation of affiliated company | 18,932 | |
| Loss on retirement of fixed assets | 161,893 | |
| Amortization of the consolidated adjustment account | 444,894 | |
| Devaluation of goodwill | 42,185 | |
| Penalty for breaking a lease | 68,475 | |
| Loss on change of equity investees | 94,073 | |
| Others | 19,296 | 871,255 |
| Current net profit before adjustment of taxes | | **5,379,096** |
| Corporate tax, residential tax and business tax | | 2,229,871 |
| Amount of adjustment, such as | | 325.394 |

| | | |
|---|---|---|
| Profit of minority shareholders | | 260,762 |
| Current period net profit | | **2,563,068** |
| | | |

**Explanatory Notes**

1.Matters related to the scope of consolidation, etc.

(1) Matters related to the scope of consolidation

Number of consolidated subsidiaries 24 companies

Names of major consolidated companies

Magclick Inc., GMO Media and Solutions Inc., GMO Hosting and Technologies, Inc., GMO Communications Co., Ltd., E-sumai Inc., Onamae.com Co., Ltd., GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS, INC., paperboy & co.., Grandsphere Co., Ltd., Payment-One, Inc., GMO Mobile&Desktop Inc., Netclue Co., Ltd., CCS Holding Co., Ltd., Card Commerce Service Co., Ltd., SAN PLANNING Corporation, TELECOM ONLINE Inc., i's Factory, Ltd., Tea Cup Communication, LTD., 3721 Network Software Co., Ltd., and AccessPort Inc.

Two companies included in the scope of consolidation the Company due to increased importance

Geo Trust Japan, Inc. and WEBKEEPERS, INC.

Twelve companies which became a consolidated subsidiary of the Company along with acquisition of shares

Paperboy & co.., Grandsphere Co., Ltd., Netclue Co., Ltd., CCS Holding Co., Ltd., Card Commerce Service Co., Ltd., Power Formation Corporation, SAN PLANNING Corporation, i's Factory, Ltd., Tea Cup Communication, LTD., 3721 Network Software Co., Ltd., and AccessPort Inc.

One company which became a consolidated subsidiary after being founded in the consolidated accounting term under review

TELECOM ONLINE Inc.

One company which changed from an equity method company to a consolidated subsidiary along with the additional acquisition of shares

Payment-One, Inc.

One company which changed from an equity method company to a consolidated subsidiary following a merger with a consolidated subsidiary

GMO Mobile&Desktop Inc. (former Ucast Communications Inc.)

Three companies excluded from the scope of consolidation along with the merger

KabeGami.com Co., Ltd., Magforce Inc., and Power Formation Corporation

One company excluded from the scope of consolidation followinga corporate windup

GMO Magazines Inc.

Seven non-consolidated subsidiaries, namely, Patent Incubation Capital, Inc.,

Net Card Inc., Scratch Magazine Inc., Beijin Shih Sheng Xiong Gu Technologies Company Limited, GMO Intertainment Inc., Goobia Japan Inc., and Forval Co., Ltd., are small in scale, and, given their total assets, sales, net profit/loss (amount comparable to equity), and earned surplus (amount comparable to equity), their significance is so low that, even if they are excluded from the scope of consolidation, they will not disturb rational judgments concerning assets and profit/loss of the GMO Group. Hence, those companies are excluded from the scope of consolidation.

(2) Matters related to application of the equity method

There is no equity method company. Payment-One Inc., which was formerly an equity-method affiliate, was changed to a consolidated subsidiary following the additional acquisition of shares by the Company. GMO Mobile&Desktop Inc. (former Ucast Communications Inc.) was changed from an equity method company to a consolidated subsidiary following a merger with a consolidated subsidiary.

Seven non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., Net Card Inc., Scratch Magazine Inc., Beijin Shih Sheng Xiong Gu Technologies Company Limited, GMO Intertainment Inc., Goobia Japan Inc., and Forval Co., Ltd., and two affiliates, namely, Skylee Networks Inc. and Humeia Registry Corporation are, have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), and their collective significance is low. Consequently, they are excluded from application of the equity method.

(3) Matters related to the business year of consolidated subsidiaries

Of consolidated subsidiaries, the account closing date of Card Commerce Service Co., Ltd. is September 30, for SAN PLANNING Corporation and AccessPort Inc. it is March 31, for i's Factory, Ltd. it is July 31, and for Tea Cup Communication, LTD. the date is April 30. In preparing consolidated financial reports, to produce a financial report that serves as the basis for a consolidated financial report, we carry out the necessary provisional settlement of accounts as of the consolidated account closing date.

## 2. Important accounting policies

(1) Evaluation criteria and evaluation method of negotiable securities

Other securities with market value

We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the

method to directly include all capital, and the cost of securities sold is calculated using the moving average method).

Without market value

We adopt the cost method based on the moving average method.

(2)Evaluation criteria and evaluation method of inventory assets

Products: Products are evaluated using the cost method based on the moving average method.

Inventory goods: Inventory goods are evaluated using the cost method based on the gross average method.

(3) Depreciation method of fixed assets

Tangible fixed assets

We adopt the fixed rate method. Further, effective lives are as follows:

Buildings and structures

From eight to 22 years

Tools, equipment and fixtures

From two to 20 years

Intangible fixed assets

We adopt the fixed amount method. However, for software used by the Company, we adopt the fixed amount method based on the usable period within the Company (five years).

(4) Method of treating deferred assets

New share issue expenses

We treat the whole amount of new share issue expenses as expenses at the time they are incurred.

(5) Criteria for posting of allowance reserves

Allowance for bad debt

To prepare for losses incurred by defaults on accounts receivable, etc., given the loan loss ratio for general credits and the individual collectability for specific credits such as doubtful debts, etc., we post the estimated uncollectible amount.

Allowance for bonus

To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review.

(6)Treatment of lease transactions

We apply the accounting treatment following the method applied to regular

ownership of which is recognized as being transferred to a borrower.

(7) Method of crucial hedge accounting

1) Method of hedge accounting

When the requirements of allocation treatment are met, we carry out the allocation treatment for foreign-exchange contracts and currency swap.

2) Measures of hedge and subjects of hedge

Measures Foreign-exchange contracts and currency swap

Subjects Foreign currency debts and planned transactions

3) Hedge policy

The objective is to avoid risks arising from exchange rate fluctuations.

4) Method of evaluating hedge validity

We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and he subjects of hedge in each case.

(8) Accounting treatment of consumption tax, etc.

We exclude tax for the accounting treatment of consumption tax.

(9) Method of evaluating assets and liabilities of consolidated subsidiaries

We apply the marked market method to all assets and liabilities with respect to the evaluation of assets and liabilities of consolidated subsidiaries.

(10) Method and period of amortization of the consolidated adjustment account

For amortization of consolidation account adjustment, we adopt equal amortization over five years. However, we make a one-time amortization at the time the amount is incurred if the amount is small.

3. Explanatory notes concerning the consolidated balance sheet

(1) Total depreciation of tangible fixed assets 460,510,000 yen

(2) Assets and shares of consolidated subsidiaries offered as collateral 309,355,000 yen

(3)Breakdown of major reasons for occurrence of deferred tax assets and deferred tax liabilities

(Deferred tax assets)

| | |
|---|---|
| allowance for bad debt | |
| Loss brought forward | 891,032,000 yen |
| Accrued enterprise tax, etc. | 133,876,000 yen |
| Excess in depreciation | 60,160,000 yen |
| Loss on securities revaluation | 107,165,000 yen |
| Others | 176,205,000 yen |
| Subtotal of deferred tax assets | 1,517,533,000 yen |
| Allowance account | −843,076,000 yen |
| Total of deferred tax assets | 674,457,000 yen |

(Deferred tax liabilities)

| | |
|---|---|
| Variance of securities revaluation, etc. | −203,295,000 yen |
| Reserve for special depreciation | −11,440,000 yen |
| Total of deferred tax liabilities | −214,736,000 yen |
| | |
| Net amount of deferred tax assets | 459,720,000 yen |

4.Explanatory notes concerning the consolidated profit and loss statement

(1) Per-share information

Net profit per share 44 yen 81 sen

(Ground in calculation of net profit per share)

| | |
|---|---|
| Net profit | 2,563,068,000 yen |
| Amount not belonging to common shareholder | 39,412,000 yen |
| Net profit related to commons shares | 2,523,655,000 yen |
| Average number of shares during term | 56,315,494 shares |
| Average number of shares issued during term | 56,869,615 shares |
| Number of treasury shares during term | −554,121 shares |

Copy of the Audit Report by the Accounting Auditor in relation to the Consolidated Financial Report

Audit Report by the Independent Auditor

February 25, 2005

Messrs. Board of Directors of Global Media Online Inc.

ChuoAoyama Pricewaterhouse Coopers

Representative employee
Participating employee
Koichi Higuchi, Certified Public Accountant Seal

Representative employee
Participating employee
Takashi Kinoshita, Certified Public Accountant Seal

In accordance with the provisions set out in Paragraph 3, Article 19-2 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha), the Audit Firm audited the consolidated financial reports for the 14th business year from January 1, 2004 to December 31, 2004 of Global Media Online Inc., including the consolidated balance sheet and the consolidated profit and loss statement. While the corporate manager shall be liable for the preparation of the consolidated financial report, the Audit Firm shall be liable for expressions of opinions with respect to the consolidated financial report from an independent standpoint.

We conducted our audit in accordance with generally accepted auditing standards in Japan. The auditing standards required us to give a rational guarantee after checking if any material false statement were included in the consolidated financial report. The audit was basically conducted using audit examinations and contain an examination of the entire representation of the consolidated financial report, including the accounting policy adopted by the corporate manager and its application method and an evaluation of estimates made by the corporate manager. As a result of the audit, we judged that we had obtained rational grounds for an expression of opinions. Moreover, these audits included audit procedures for subsidiaries and consolidated subsidiaries, which we implemented as we deemed necessary.

As a result of the audit, we acknowledge that the consolidated financial report mentioned above accurately describe the assets and profit/loss of the GMO Group consisting of Global Media Online, Inc. and its consolidated subsidiaries under the laws and regulations and the Articles of Incorporation.

Neither, the Company nor the Audit Firm nor participating employees have any vested interest requiring mention under the provision of the certified public accountant law.

End

Copy of the Audit Report by the Board of Auditors in relation to the Consolidated Financial Report

Audit Report concerning the Consolidated Financial Report

Having received a report on the method and results of audits by the auditors in relation to the consolidated financial report for the $14^{th}$ business year from January 1, 2004 to December 31, 2004 (consolidated balance sheet and consolidated profit and loss statement) of Global Media Online Inc., after discussion, the Board of Auditors has prepared and published the following audit report:

1. Summary of the method of audits by the auditors
   In accordance with the audit policy and sharing of duties, etc. set out by the Board of Auditors, the auditors received reports and explanations on the consolidated financial report by the directors, etc. and the accounting auditor and conducted audits.

2. Results of audits
   (1) We acknowledge that the method and results of audits conducted by the accounting auditor, ChuoAoyama PricewaterhouseCoopers, are valid.
   (2) As a result of the investigations of subsidiaries and consolidated subsidiaries, we find no matter requiring statement in relation to the consolidated financial report.

March 1, 2005

Board of Auditors of Global Media Online Inc.
Masahiro Muto, Full-time auditor, Seal
Manabu Kinoshita, Auditor, Seal
Keigo Ogura, Auditor, Seal

(Note) Auditors Manabu Kinoshita and Keigo Ogura are external auditors set out in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha).

Balance Sheet

As of December 31, 2004

(Unit: 1,000 yen)

| Item | Amount | Item | Amount |
|---|---|---|---|
| (Assets) | | (Liabilities) | |
| [Current Assets] | **7,743,615** | [Current liabilities] | **5,542,541** |
| Cash and deposits | 5,359,141 | Short-term debt | 2,178,000 |
| Trade account receivable | 1,337,458 | Accrued amount payable | 1,003,554 |
| Articles of trade | 610 | Accrued corporation tax, etc. | 1,361,000 |
| Inventory assets | 2,276 | Accrued consumption tax | 6,772 |
| Advanced paid | 44,740 | Advance money | 149,082 |
| Prepaid expenses | 96,934 | Deposit received | 794,410 |
| Short-term loans receivable | 767,479 | Allowance for bonuses | 10,538 |
| Deferred tax asset | 251,040 | Other liabilities | 39,184 |
| Other assets | 162,991 | [Fixed liabilities] | **230,615** |
| Allowance for doubtful debts | −279,059 | Deposit received for guarantee | 230,615 |
| [Fixed assets] | **10,118,139** | | |
| Tangible fixed assets | **115,169** | Total of liabilities | **5,773,156** |
| Building | 44,125 | (Shareholder's Equity) | |
| Vehicle and delivery | 1,352 | [Capital stock] | **3,311,130** |
| Tools and equipment | 68,932 | [Capital surplus] | **5,284,148** |
| Others | 758 | Capital reserve | 5,207,835 |
| Intangible fixed assets | **736,910** | Other capital surplus | 76,312 |
| Goodwill | 443,902 | Gain on disposal of treasury shares | 76,312 |
| Right to apply for a patent | 20,833 | [Earned surplus] | **3,448,819** |
| Trademarks | 2,336 | Earned reserve | 13,600 |
| Telephone subscription right | 38,805 | Voluntary reserve | 700,000 |
| Software | 88,700 | Special reserve | 700,000 |
| Software suspense account | 75,141 | Unappropriated retained earnings | 2,735,219 |
| Right to the use of institutes | 67,190 | [Other gaps in appraisal of securities] | **182,377** |
| Investments and other assets | **9,266,060** | [Own stocks] | **−137,877** |
| Investments in securities | 3,246,836 | | |
| Subsidiaries stocks | 3,990,556 | | |
| Investment | 126,737 | | |
| Long-term loan | 1,025,360 | | |
| Deposit | 469,132 | | |
| Deferred tax asset | 412,761 | | |
| Others | 3,615 | | |
| Allowance for bad debt | −8,940 | Total of shareholders' equity | **12,088,597** |
| Total of assets | **17,861,754** | Total of liabilities shareholders' equity | **17,861,754** |

## Profit and Loss Statement

From January 1, 2004
to December 31, 2004

(Unit: 1,000 yen)

| Item | Amount | |
|---|---|---|
| [Ordinary profit and loss] | | |
| (Operating revenue and expenses) | | |
| Operating revenue | | |
| Business revenue | 8,207,273 | 8,207,273 |
| Operating expenses | | |
| Business expenses | 4,735,060 | |
| Sales and general administrative expenses | 2,460,717 | 7,195,777 |
| Operating profit | | **1,011,495** |
| (Non-operating revenue and expenses) | | |
| Non-operating revenue | | |
| Interest and dividend income | 147,568 | |
| Work sharing income | 134,465 | |
| Accrued commission receivable | 23,766 | |
| Others | 19,345 | 325,144 |
| Non-operating expenses | | |
| Interest paid | 3,798 | |
| New stock issue expenses | 11,356 | |
| Others | 5,560 | 20,714 |
| Ordinary profit | | **1,315,925** |
| [Extraordinary profit and loss] | | |
| Extraordinary profit | | |
| Gain on sales of investment securities | 3,177,944 | 3,177,944 |
| Extraordinary loss | | |
| Loss on retirement of fixed assets | 1,230 | |
| Loss from write-down of securities | 21,503 | |
| Loss from write-down of stocks of affiliated companies | 619,934 | |
| Withdrawal penalty | 66,296 | 708,964 |
| Current net profit before adjustment of taxes | | **3,784,905** |
| Corporate tax, residential tax and business tax | | 1,734,492 |
| Amount of adjustment, such as corporate tax | | −148,327 |
| Current period net profit | | **2,198,740** |
| Profit brought forward | | 648,319 |
| Interim dividend | | 111,840 |
| Unappropriated retained earnings at end of term | | **2,735,219** |

## Explanatory Notes

1. Important accounting policies

(1) Evaluation criteria and method of evaluating negotiable securities

1) Shares of subsidiaries and affiliated companies

We adopt the cost method according to the moving average method.

2) Other securities with market value

We adopt the market value method according to the market value, etc. on the accounting date (variance of the evaluation is processed by the method to directly include all capital, and cost of securities sold is calculated by the moving average method).

Without market value We adopt the cost method according to the moving average method.

(2)Evaluation criteria and evaluation method of inventory assets

Products Products are evaluated using the cost method based on the moving average method.

Inventory goods Inventory goods are evaluated using the cost method based on the gross average method.

(3) Depreciation method of fixed assets

1) Tangible fixed assets

We adopt the fixed rate method. Further, effective lives are as follows:

Buildings From eight to 22 years

Cars Two years

Tools, equipment and fixtures From two to 20 years

2) Intangible fixed assets

We adopt the fixed amount method. However, for software used by the Company, we adopt the fixed amount method based on the usable period within the Company (five years).

(4) Criteria for posting of allowance reserves

1) Allowance for bad debt

To prepare for losses incurred by defaults on accounts receivable, etc., given the loan loss ratio for general credits and the individual collectability for specific credits such as doubtful debts, etc., we post the estimated uncollectible amount.

2) Allowance for bonus

To prepare for the payment of bonuses to employees, of the estimated

amount of payment, we post the amount to be paid in the consolidated accounting term under review.

(5) Treatment of lease transactions

We apply the accounting treatment following the method applied to regular lease transactions to finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(6) Method of crucial hedge accounting

1) Method of hedge accounting

When the requirements of allocation treatment are met, we carry out the allocation treatment for foreign-exchange contracts and currency swap.

2) Measures of hedge and subjects of hedge

Measures Foreign-exchange contracts and currency swap

Subjects Foreign currency debts and planned transactions

3) Hedge policy

The objective is to avoid risks arising from exchange rate fluctuations.

4) Method of evaluating hedge validity

We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case.

(7) Accounting treatment of consumption tax, etc.

We exclude tax for the accounting treatment of consumption tax.

2. Explanatory notes concerning the balance sheet

(1) Monetary claims and liabilities to subsidiaries

| | |
|---|---|
| Short-term monetary claims to subsidiaries | 947,694,000 yen |
| Long-term monetary claims to subsidiaries | 1,008,920,000 yen |
| Short-term monetary liabilities to subsidiaries | 163,445,000 yen |
| Long-term monetary liabilities to subsidiaries | 193,626,000 yen |

(2) Total amount of depreciation of tangible fixed assets 78,354,000 yen

(3) Material lease assets

In addition to fixed assets posted in the balance sheet, the Company is using certain communications facilities and office equipments, etc. under a lease agreement.

| | |
|---|---|
| Investment securities | 309,355,000 yen |
| (5) Guarantee liabilities | 55,942,000 yen |

(6) Breakdown of major reasons for the occurrence of deferred tax assets and deferred tax liabilities

| (Deferred tax assets) | |
|---|---|
| Excess in deductible amount for allowance for bad debt | 117,187,000 yen |
| Accrued enterprise tax, etc. | 124,653,000 yen |
| Loss on securities revaluation | 238,783,000 yen |
| Loss on shares of subsidiaries revaluation | 251,947,000 yen |
| Excess in depreciation | 24,022,000 yen |
| Loss on investments revaluation | 12,207,000 yen |
| Others | 20,122,000 yen |
| Total of deferred tax assets | 788,923,000 yen |
| | |
| (Deferred tax liabilities) | |
| Variance of securities revaluation, etc. | −125,121,000 yen |
| Total of deferred tax liabilities | −125,121,000 yen |
| | |
| Net amount of deferred tax assets | 663,801,000 yen |

(7) The amount of net assets increased with the application of the market value in accordance with Section 3, Article 124 of the enforcement regulations of the Commercial Code is 182,377,000 yen.

3. Explanatory notes concerning the profit and loss statement

(1) Volume of transactions with subsidiaries

Sales 191,712,000 yen

Operating expenses 429,897,000 yen

Transactions other than business transactions 237,670,000 yen

(2) Per-share information

Net profit per share 38 yen75 sen

(Ground in calculation of net profit per share)

Net profit 2,198,740,000 yen

Amount not belonging to common shareholders 16,490,000 yen

(Of which, bonus to directors through profit distribution 16,490,000 yen)

Net profit related to commons shares 2,182,250,000 yen

Average number of shares during term 56,315,494 shares

Average number of shares issued during term 56,869,615 shares

**Plan for Appropriation of Earnings**

(Unit: yen)

| Summary | Amount |
|---|---|
| **Unappropriated earnings in the term under review** | 2,735,219,458 |
| The amount above will be appropriated as follows: | |
| **Dividend** (3 yen per share) | 183,235,122 |
| **Bonus to directors** | 15,610,000 |
| **Bonus to auditors** | 880,000 |
| **Profit carried forward to the next term** | 2,535,494,336 |

(Note) The dividend is calculated by excluding the number of treasury shares, 523,614 shares, from the total number of shares issued.

Copy of the Audit Report by the Accounting Auditor

Audit Report by the Independent Auditor

February 25, 2005

Messrs. Board of Directors of Global Media Online Inc.

ChuoAoyama Pricewaterhouse Coopers

Representative employee
Participating employee
Koichi Higuchi, Certified Public Accountant Seal

Representative employee
Participating employee
Takashi Kinoshita, Certified Public Accountant Seal

In accordance with the provisions set out in Paragraph 1, Article 2 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha), the Audit Firm audited the financial reports for the 14th business year from January 1, 2004 to December 31, 2004 of Global Media Online Inc., including the balance sheet, the profit and loss statement and the business report (limited to parts related to accounting). Further, the parts related to accounting in the business report and supporting schedules subject to audits shall be matters stated based on the records in the accounting books of matters stated in the business report and supporting schedules. While the corporate manager shall be liable for the preparation of the consolidated financial report, the Audit Firm shall be liable for expressions of opinions with respect to the consolidated financial report from an independent standpoint.

We conducted our audit in accordance with generally accepted auditing standards in Japan. The auditing standards required us to give a rational guarantee after checking if any material false statement were included in the financial report and supporting schedules. The audit was basically conducted using audit examinations and contain an examination of the entire representation of the financial report and supporting schedules, including the accounting policy adopted by the corporate manager and its application method and an evaluation of estimates made by the corporate manager. As a result of the audit, we judged that we had obtained rational grounds for an expression of opinions. Moreover, these audits included audit procedures for subsidiaries

which we implemented as we deemed necessary.

As a result of the audit, our opinions are as follows:

(1) We acknowledge that the balance sheet and the profit and loss statement accurately describe the assets and profit/loss of the Company under the laws and regulations and the Articles of Incorporation.

(2) We acknowledge that the business report (limited to parts related to accounting) accurately describe the status of the Company in accordance with the laws and regulations and the Articles of Incorporation.

(3) We acknowledge that the plan for the appropriation of earnings satisfies the laws and regulations and the Articles of Incorporation.

(4) The supporting schedules (limited to parts related to accounting) do not contain any matter requiring statement under the provisions of the Commercial Code.

Neither the Company nor the Audit Firm nor participating employees have any vested interest which needs to be mentioned under the provision of the certified public accountant law.

End

Copy of the Audit Report by the Board of Auditors

Audit Report

Having received a report on the method and results of audits by the auditors in relation to the execution of duties by directors for the 14th business year from January 1, 2004 to December 31, 2004 of Global Media Online Inc., after discussion, the Board of Auditors has prepared and published the following audit report

1. Summary of method of audits by the auditors

   In accordance with the audit policy and sharing of duties, etc. set out by the Board of Auditors, auditors attended meetings of the Board of Directors and other important meetings, listened to directors give business reports, etc., checked significant documents for approval, etc., investigated the status of operations and assets at head office and major business establishments, and requested business report from subsidiaries as required. Further, along with reports and explanations received by the accounting auditor, the auditors examined the financial report and supporting schedules.

   With respect to competitive work undertaken by directors, transactions giving rise to a conflict of interest between directors and the Company, free profit sharing conducted by the Company, irregular transactions with subsidiaries or shareholders, and the acquisition and disposal of treasury shares, in addition to the audit methods mentioned above, we requested directors to provide a report as required to enable a careful investigation of the status of the transactions.

2. Results of audits

   (1) We acknowledge that the method and results of audits conducted by the accounting auditor, ChuoAoyama PricewaterhouseCoopers, are valid.

   (2) We acknowledge that the business report follows laws and regulations and the Articles of Incorporation and accurately describes the state of the Company.

   (3) The proposal concerning the appropriation of earnings refers to the state of the Company's assets and other circumstances, and requires no further statement.

   (4) The supporting schedules accurately describe all matters requiring statement and require no further statement.

   (5) With respect to execution of duties by directors, there is no unlawful act or any material fact in violation of laws and regulations or the

Articles of Incorporation.

With respect to competitive work undertaken by directors, transactions giving rise to a conflict of interest between directors and the Company, free profit sharing conducted by the Company, irregular transactions with subsidiaries or shareholders, and the acquisition and disposal of treasury shares, etc., no breach of duty has been committed by directors.

(6) As a result of the investigation of subsidiaries, we did not discover any matter requiring statement in relation to execution of duties by directors.

March 1, 2005

Board of Auditors of Global Media Online Inc.
Masahiro Muto, Full-time auditor, Seal
Manabu Kinoshita, Auditor, Seal
Keigo Ogura, Auditor, Seal

(Note) Auditors Manabu Kinoshita and Keigo Ogura are external auditors set out in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc. of Joint-stock Companies (Kabushiki-Kaisha).

End

## Reference Materials in Relation to the Exercise of Voting Rights

**1. Number of voting rights held by all shareholders**

610,717

**2. Reference matters in relation to the proposals**

Proposal No.1 Approval of the plan for appropriation of earnings in the $14^{th}$ term

The details of the proposal are provided on Page 40 of the Appendix.

We plan to pay a dividend of three yen per share for the term under review. (The Company implemented a two-for-one stock split setting June 30, 2004 as the base date. When converted to the number of shares prior to the stock split, this dividend mentioned equals the six yen that is the same as the dividend paid in the previous term. Moreover, as we paid an interim dividend of four yen per share to shareholders as of June 30, 2004 in September 2004, the annual dividend will be ten yen per share.)

With the continuous creation of corporate value in mind, we aim at improving the value of our shares and paying stable dividends to shareholders.

Proposal No.2 Partial revision to the Articles of Incorporation

1. Reasons for the revision

(1) The businesses of the GMO Group, which is led by Global Media Online Inc., include Internet infrastructure and services related to service infrastructure. With a focus on the IxP (Internet infrastructure) business and Internet advertising media business, we seek to create an Internet culture and industry and to provide our customers with smiles and excitement. Through these initiatives, we aim to build the GMO Group to the point where it can make a contribution to people and society.

Given this, to more clearly convey a corporate image of an Internet group, we will revise Article 1 (Company Name).

Moreover, as this revision will take effect on June 1, 2005, an additional rule with that effect will be added. This additional rule will be deleted when the revision comes into effect.

(2) We will revise Article 5 (Total Number of Shares to be Issued) in preparation for the future expansion of our business scale.

2. Details of the revisions

The details of the revisions are as follows:

(Underlined parts are parts to be revised.)

| Present Articles of Incorporation | Proposed revision |
|---|---|
| Article 1 (Company Name)<br>The Company shall be named Global Media Online Inc. and represented as Global Media Online Inc. in English. | Article 1 (Company Name)<br>The Company shall be named GMO internet, Inc. and represented as GMO internet, Inc. in English. |
| Article 5 (Total Number of Shares to be Issued)<br>The total number of shares to be issued shall be 226,914,000 shares. | Article 5 (Total Number of Shares to be Issued)<br>The total number of shares to be issued shall be 246,400,000 shares. |
| (Newly added) | Additional rule<br>The revision of Article 1 (Company Name) shall take effect on June 1, 2005. After the effective period, this additional rule shall be deleted. |

Proposal No.3 Assignment of 12 directors

The term of office of all of the Company's directors (12 directors) will expire as of the closing of this general shareholders meeting.

Therefore, to enhance the management team, we propose the addition of one director and assign 12 directors in total.

Candidate directors are as follows:

| Candidate number | Name (birth date) | Career summary and status of representation at the Company | | Number of shares held |
|---|---|---|---|---|
| 1 | Masatoshi Kumagai (July 17, 1963) | May 1991 | Appointed representative director and president of Voice Media K.K. (now GMO internet, Inc.) | 4,000,000 |
| | | December 1996 | Appointed representative director and president of the same company | |
| | | September 1999 | Appointed representative director and president of Magclick Inc. | |
| | | April 2000 | Appointed director of the same company (present position) | |
| | | March 2003 | Assumed representative director and president of GMO internet, Inc. (present position) | |
| | | November 2003 | Appointed representative director and president of Internet Number Corporation | |

| | | | | |
|---|---|---|---|---|
| | | July 2004 | Appointed representative director and president of Netclue Japan Co., Ltd. (present position) | |
| | | August 2004 | Appointed representative director and president of Tea Cup Communication, LTD. (present position) | |
| 2 | Masashi Yasuda<br>(June 10, 1971) | October 1996 | Joined Century Audit Firm (now Ernst & Young ShinNihon) | 5,000 |
| | | April 2000 | Registered as the certified public accountant | |
| | | April 2000 | Joined the Company | |
| | | September 2001 | Manager of the Management Strategy Office of the Company | |
| | | March 2002 | Assumed director and manager of the Management Strategy Office of the Company | |
| | | March 2003 | Appointed managing director responsible for group business strategies, and investor relations | |
| | | March 2004 | Assumed managing director responsible for administrative sections, group business strategies, and investor relations (present position) | |

| Candidate number | Name<br>(birth date) | Career summary and status of representation at the Company | | Number of shares held |
|---|---|---|---|---|
| 3 | Noriyuki Hirosue<br>(April 4, 1968) | April 1992 | Joined Nomura Securities Co., Ltd. | — |
| | | February 2000 | Appointed representative director and president of Free ML.Com Co., Ltd. (now GMO Media and Solutions Inc.) (present position) | |
| | | March 2002 | Appointed director of the Company | |
| | | March 2003 | Appointed managing director of the Company in charge of group media development and personnel affairs of the group | |
| | | March 2004 | Appointed director of the Company (present position) | |

| | | | | |
|---|---|---|---|---|
| 4 | Hiroyuki Nishiyama<br>(August 14, 1964) | December 1996<br><br><br><br>September 1999<br>April 2000<br><br><br><br><br>March 2001<br><br>December 2002<br><br><br>March 2003<br><br><br>August 2003 | Appointed representative director of Japan Direct Dialing K.K.<br>Joined Magclick Inc.<br>Appointed representative director and president of the same company (present position)<br>Appointed director of the Company<br>Appointed representative director of E-sumai Inc.<br>Appointed director of the Company in charge of the group media business<br>Appointed director of the Company (present position) | 24,000 |
| 5 | Koichi Tachibana<br>(February 24, 1970) | April 1992<br><br><br><br><br>August 1996<br><br>June 2000<br>December 2001<br><br>March 2003<br><br><br><br>March 2004 | Joined International Digital Communications, Inc. (now Cable and Wireless IDC Inc.)<br>Joined Iwahori Patent Office<br>Joined the Company<br>Head of Supervision and Audit Office<br>Appointed director of the Company and head of Audit Office for Group Legal Affairs<br>Appointed director of the Company and head of Strategy Office for Group Legal Affairs (present position) | — |
| 6 | Naoya Watanabe<br>(July 28, 1971) | November 1996<br>December 2001<br><br>April 2002<br><br><br>March 2004<br><br><br><br>September 2004 | Joined the Company<br>Manager of the domain business<br>President of the Domain Company of the Company<br>Appointed director and president of the Domain Server Company of the Company<br>Appointed director and manager of the IxP Division (present position) | 26,400 |
| 7 | Tadashi Ito<br>(March 12, 1974) | April 1997<br><br><br><br>October 1997 | Joined Kankaku Securities Co., Ltd. (now Mizuho Investors Securities Co., Ltd.)<br>Joined the Company | 32,000 |

| Candidate number | Name (birth date) | Career summary and status of representation at the Company | Number of shares held |
|---|---|---|---|
| | | December 2001 Manager of the OEM Business of the Company<br>April 2002 President of the OEM Company of the Company<br>March 2004 Appointed director and president of the Business Partner Company of the Company<br>September 2004 Assumed director and manager of the Business Partner Division (present position) | |
| 8 | Toshihiko Sugaya (July 19, 1968) | April 1998 Joined Nichii Gakkan K.K.<br>January 2000 Joined the Company<br>July 2001 Manager of the General Affairs Division of the Company<br>March 2003 Manager of the Group General Affairs Division of the Company<br>March 2004 Director and manager of the Group General Affairs Division of the Company (present position) | — |
| 9 | Mitsuru Aoyama (February 8, 1967) | April 1988 Joined Tokyo Koku Keiki K.K.<br>September 1995 Joined AILE Ltd. (now GMO Hosting and Technologies Inc.)<br>May 1997 Appointed representative director and president of the same company (present position)<br>March 2003 Appointed director of the Company (present position) | — |
| 10 | Kenichiro Matsubara (February 12, 1972) | April 1992 Joined Hikari Tsushin Inc.<br>October 1994 Joined Chuo Tsushi Service K.K.<br>March 1997 Appointed representative director and president of DAICHI Communications Co., Ltd. (now GMO Communications Co., Ltd.) (present position) | 145,600 |

| | | | | |
|---|---|---|---|---|
| | | March 2003 | Appointed director of the Company (present position) | |
| 11 | Katsumi Arisawa<br>(December 21, 1973) | September 1996<br><br><br><br>May 1999<br>July 2001<br><br><br>September 2001<br><br>March 2003<br><br><br>March 2003 | Joined KPMG Peat Marwick K.K. (now KPMG Tax Corporation (Japan))<br>Joined the Company<br>Manager of the Management Strategy Office of the Company<br>Registered as certified public tax accountant<br>Manager of the Group Management Strategy Office of the Company<br>Manager of the Group Management Strategy Office of the Company | — |
| 12 | Teruhiro Arai<br>(February 27, 1973) | October 1996<br><br><br>December 1999<br>April 2001<br><br><br>July 2001<br><br>July 2001<br><br>December 2003<br>April 2004 | Joined Century Audit Firm (now Ernst & Young ShinNihon)<br>Joined the Company<br>Manager of the Management Strategy Office of the Company<br>Resigned from the Company<br>Opened Arai Accounting Office<br>Joined the Company<br>Head of Group Investment Strategy Office (present position) | — |

(Note) The respective candidates have no special vested interest in the Company.

Proposal No.4 Revision to compensation paid to directors

The regular general shareholders meeting held on March 26, 2002 approved compensation paid to the Company's directors of within 200 million yen annually, not including salaries paid to directors concurrently working as employees. Since then, there has been no change to this limit. However, given the increase in the number of directors and other circumstances, we propose to revise the amount of compensation to directors to within 300 million yen annually.

The amount of compensation to directors will continue to exclude salaries paid to directors concurrently working as employees.

The present number of directors is 11, however, if Proposal No.3 is approved without modification, the number of directors will be 12.

Proposal No.5 Issuance of equity warrants as stock option

We ask for the approval of our shareholders in relation to the gratis issue of equity warrants as stock options as follows, in accordance with the provisions set forth under Article 280-20 and Article 280-21 of the Commercial Code.

Note

1. Reason why equity warrants are issued with privileged conditions

With the purpose of improving motivation and morale to improve the performance of the Company and the GMO Group, we will issue equity warrants as stock option to directors, auditors, executive advisors, employees and corporate advisors of the Company and the Company's affiliates and directors and employees of major clients of the GMO Group.

2. Summary of equity warrants issue

(1) Recipients of equity warrants

Directors, auditors, executive advisors, employees and corporate advisors of the Company and the Company's affiliates and directors and employees of major clients of the GMO Group (hereinafter referred to as the "recipients").

(2) Type and number of shares associated with the equity warrants

The maximum limit of the total number of shares is 300,000 of the Company's common shares.

Further, if the Company conducts a share split or reverse share split after the issue of equity warrants, the number of shares associated with the equity warrants will be adjusted by the following equation. However, the adjustment is made only for the number of shares associated with equity warrants that have not been exercised as of that time. Fractions of one share shall be discarded.

Number of shares after adjustment = Number of shares before adjustment X Ratio of share split or reverse share split

The Company may adjust the number of shares associated with the equity warrants if the Company merges with or is acquired by another company or consolidates with other company and the equity warrants are taken over, when the Company conducts a share swap with the other company with the Company becoming the wholly-owning parent company, or when the Company consolidates with another company and establishes

another company,.

(3) Total number of equity warrants to be issued

The maximum limit is 3,000. (The number of shares associated with one equity warrant is 100. Where the adjustment mentioned in (2) above is made, the adjustment is made accordingly.)

(4) Issue price of equity warrants

Equity warrants are issued without consideration.

(5) Amount to be paid on exercise of equity warrants

The amount to be paid per equity warrant is the amount calculated by multiplying the amount to be paid per share decided as follows (hereinafter referred to as "payment amount per share") by the number of shares as purpose per equity warrant.

The amount paid per share is the amount calculated by multiplying the average value of the closing prices of the Company's common shares in regular transactions at the Tokyo Stock Exchange on each day (except for days on which transaction is not concluded) in the preceding month of the month to which the issue date of equity warrants belong by 1.05, and a fraction less than one yen is rounded out. If, however, this amount is below the closing price of the preceding business day of the issuance date of equity warrants (if there is no transaction on that day, the most recent day preceding that day), the closing price of the preceding business day of the issuance date of equity warrants is used.

Moreover, if the Company carries out a share split or reverse share split after issuing equity warrants, the payment amount per share will be adjusted using the following equation. Fractions of less than one yen shall be rounded.

$$\text{Payment amount per share after adjustment} = \text{Payment amount per share before adjustment} \times \frac{1}{\text{Ratio of share split or reverse share split}}$$

The Company may adjust the payment amount per share when the Company merges or consolidates with another company and the equity warrants are taken over, when the Company conducts a share swap with other company with the Company becoming the complete parent company, or when the Company consolidates with another company and establishes a new company or carries out the acquisition and decomposition of another company.

(6) Period when equity warrants may be exercised

From April 1, 2006 to March 28 2015

(7) Criteria for exercise of equity warrants

(1)Recipients of equity warrants must be directors, auditors, executive advisors, employees or corporate advisors of the Company or the Company's affiliates, or directors or employees of the major clients of the GMO Group as of exercise of equity warrants.

(2)Successors of recipients may not exercise equity warrants.

(3)Other conditions are set out in resolutions passed at a meeting of the Board of Directors to be held after this general shareholders meeting.

(8) Reasons and conditions of extinguishment of equity warrants

(1) When a merger agreement in which the Company becomes an expired company is approved at a general shareholders meeting or when a proposed share transfer or share swap in which the Company becomes a wholly-owned subsidiary is approved at the general shareholders meeting, the Company may extinguish equity warrants without consideration.

(2) When all or some equity warrants cannot be exercised because a recipient is unable to meet the exercise criteria, the Company may extinguish such equity warrants without consideration.

(9) Restriction of transfer

The transfer of equity warrants requires the approval of the Company's meeting of the Board of Directors.

(10) Detailed matters

Detailed matters related to equity warrants are decided through resolutions passed at meetings of the Board of Directors.

End

Global Media Online INC.

March 28, 2005
For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

## Notice of Management Integration within the GMO Group

Global Media Online INC. (GMO) announces that the GMO Group, of which GMO is the core member, has decided to merge GMO Media and Solutions Inc. and GMO Mobile&Desktop Inc., to bolster the Internet media businesses of the Group.

GMO Media and Solutions Inc. has primarily focused on Internet mail and media businesses, including the operation of the FreeML mailing list, Fukubiki.com opt-in mail, an online shopping service and research.

GMO Mobile&Desktop Inc. has meanwhile concentrated on the desktop media businesses, involving popup advertisements and screen images, including mypop and Kabegami.com. The two companies have been the main drivers in the two key Internet media businesses of the GMO Group.

The GMO Group has decided to integrate the two companies to provide comprehensive media services and improve business efficiency and profitability, by amalgamating Internet mail media and desktop media.

The management integration will result in media of unprecedented scale for Japan, with as many as 8.1 million users.

With the integration, all operations of GMO Media and Solutions Inc. with the exception of the research business—namely the mailing list, Opt-in mail and e-commerce businesses—will be integrated with GMO Mobile&Desktop Inc. on May 1, 2005 through the corporate divestiture system, and the company will be called GMO Media Inc.



Meanwhile, GMO Media and Solutions Inc. will engage primarily in the research business, under the name GMO Research Inc.

Since the integration is taking place within the GMO Group, it will not impact the business outcomes or other aspects of GMO or the GMO Group.

| ■ Profile before corporate divestiture | | |
|---|---|---|
| Company Name | GMO Media and Solutions Inc. | GMO Mobile&Desktop Inc. |
| Type of business | 1. Mail media business<br>2. e-commerce business<br>3. Research business | Desktop media business involving pop-up advertisements and screen images |
| Established | January, 2000 | July, 2001 |
| Location of head office | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Representative director | Noriyuki Hirosue | Teruyuki Mori |
| Capital | 335,000,000 | 262,859,000 |
| Sales | 3,096,881,000 | 313,350,000 |
| No. of employees | 74 | 16 |
| Major clients | Sales customers: general clients et al. | Sales customers: general clients et al. |
| Major shareholders and their investment ratio | Global Media Online Inc. 81.0% | Global Media Online Inc. 82.7% |
| ■ After corporate divestiture | | |
| Planned date of divestiture | May 1, 2005 | |
| Corporate name after divestiture | GMO Research Inc. | GMO Media Inc |
| Major scope of business after divestiture | Research business | 1. Desktop media business<br>2. Mail media business<br>3. e-commerce business |

Management figures are based on those for the December 2004 term.

End

Exhibit J

**Global Media Online INC.**

March 28, 2005
For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: Global Media Online Inc.

Code No.9449

Company representative: Masatoshi Kumagai , Representative Director and President

Contact person: Masashi Yasuda , Executive Director

TEL: 03-5456-2555 (switchboard)

FAX: 03-3780-2611

URL: http://www.gmo.jp

## Change of Name of GMO Group Company

Global Medial Online INC. announces that at the General Shareholders Meeting held today (March 28, 2005), it was resolved to change the name of our Group company AccessPort Inc., to JWord Inc. The name change will take effect on April 1, 2005. AccessPort Inc. operates the JWord Service, in which results of searches on websites are displayed simply by entering a keyword directly into the address bar. The name has changed to JWord Inc. to make the corporate name consistent with the service name, thereby enhancing recognition of the service brand.

New trade name : JWord Inc.

Corporate Profile

| | |
|---|---|
| Location of head office | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Representative director | Weng Yongbiao<br>Shen Haiyin<br>Masatoshi Kumagai |

End



RECEIVED
2006 JAN 24 P 1:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



March 30, 2005
For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

## Notice of Change of Executive Officers

Global Media Online, INC. is pleased to announce the following new executive appointments made by the 14th Oridnary General Meeting of Shareholders held on March 29 and the Board of Directors.

1. Changes in Executive Appointments

| Name | Former title | New title |
|---|---|---|
| Masashi Yasuda | Managing Director | Executive Director |
| Kenichiro Matsubara | Director | Managing Director |

2. Current Status of Executives

| Name | Title | Duties |
|---|---|---|
| Masatoshi Kumagai | Representative Director and President | |
| Masashi Yasuda | Executive Director | Responsible for administrative sections, Group business strategies, and investor relations |
| Kenichiro Matsubara | Managing Director | President and Representative Director of GMO Communications Co., Ltd. |
| Hiroyuki Nishiyama | Director | President and Representative Director of Magclick Inc. |
| Mitsuru Aoyama | Director | President and Representative Director of GMO Hosting and Technologies, Inc. |

| Noriyuki Hirosue | Director | President and Representative Director of GMO Media and Solutions Inc.*1 |
|---|---|---|
| Koichi Tachibana | Director | Head of Group Legal Strategy Office |
| Naoya Watanabe | Director | Manager of IxP Division* 2 |
| Tadashi Ito | Director | Manager of Business Partner Division |
| Toshihiko Sugaya | Director | Manager of Group General Affairs Division |
| Katsumi Arisawa (new appointment) | Director | Manager of Group Management Strategy Division |
| Teruhiro Arai (new appointment) | Director | Head of Group Investment Strategy Office |

* 1 GMO Media and Solutions Inc. is to be renamed GMO Research Inc. on May 1, 2005.
* 2 The IxP Division is primarily in charge of the access business, the server business, the domain business and the systems business.

End



Exhibit M

Cover

RECEIVED
2006 JAN 24 P 1:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Global Media Online INC.**

Business Report for the 14th Fiscal Year

January 1, 2004 – December 31, 2004

Special Feature 1

Top Interview

The Keys to a Venture-Creating Organization

"Identifying the core of business structure, always draw up corporate management initiatives in a time-based manner"

Interviewer: Koichi Yanagi, Professor at Waseda Business School

Special Feature 2

Concerning "Very easy! Very quick! 9199.jp"

A search information service well known through television commercials

Global Media Online INC.

On June 1, 2005, Global Media Online INC. will change its corporate name to Global Internet, Inc.

Stock Code: 9449

Page 1

Statement for corporate users

Becoming Japan's Internet Division!

Statement for individual users

That's Intertainment!

The GMO Group provides the Internet infrastructure and service infrastructure for corporate and individual users.

*Refer to pages 17 to 20 for more details.

IR Dial: 03-3461-2222

Page 2

To Our Shareholders

I would like to extend my sincere appreciation to our shareholders for their continuing support of Global Media Online, INC. I am delighted to present the business report for the 14th fiscal year of the Company.

The GMO Group, in which the Company is the core member, conducts business in two basic areas: the Internet Infrastructure Business, which provides various services related to servers, access, domain and the computerization support and consulting operations, as well as the Internet Advertising Media Business, which engages in advertising sales and media operations.

During the term under review, we have successfully developed a more stable income base through the establishment of a comprehensive service structure for business corporations and the expansion of the media scale. This has been achieved as a result of aggressive mergers and acquisitions and capital and business alliances in all business segments.

On February 27, 2004, we also listed our stock on the Second Section of the Tokyo Stock Exchange. I would once again like to express my sincere gratitude to all shareholders for their support and encouragement.

On June 1, 2005, the GMO Group will change its corporate name to GMO Internet, Inc. The objective is to establish a clearer image of the business group, to create the "culture and industry" of the Internet and the "smile and excitement" of our customers, while directing our efforts towards corporate activities that contribute to society and people.

As we pursue these initiatives, we continue to ask for the support and cooperation of all of our shareholders.

Masatoshi Kumagai
Representative Director and President

Page 3

Special Feature 1

Top Interview

The Keys to a Venture-Creating Organization

Identifying the core of business structure, always draw up corporate management initiatives in a

time-based manner

Interviewee: Masatoshi Kumagai, Representative Director, Chairman and President
Interviewer: Koichi Yanagi, Professor at Waseda Business School

Global Media Online Inc. (GMO) is growing at amazing speed with the aspiration of becoming Japan's "Internet Division." Masatoshi Kumagai, the founder of GMO, took the company to a listing on the Second Section of the Tokyo Stock Exchange around 13 years after it was founded. WBS Professor Koichi Yanagi, who approaches the study of the theory of venture business management from a unique perspective, spoke to Mr. Kumagai about his entrepreneurial philosophy and the factors in the success of the GMO Group.

Face changes in the environment and my own will

Yanagi: I have been studying entrepreneurs closely for years, and I am very interested in your remarks and actions. So, today I would like to talk about your characteristics as an entrepreneur.

When you started your own business in 1991 in you mid 20s, the number of young people planning to operate a venture business would have been quite limited in Japan. I imagine that your decision to start up the business under these circumstances would have certainly been influenced by your father. Our research into entrepreneurs also reveals that the strongest factor motivating them towards entrepreneurship is the occupation of their parents.





We found that the probability of children of self-employed individuals and corporate managers becoming entrepreneurs is quiet high, while the rate is quite low among children of salaried workers. Does that fit with your experience?

Kumagai: In that sense, I am sure I am one of them. However, there are more than six million businesses in Japan or, according to the Golden Pages, there are more than eight million. So if we assume that the actual working population in Japan is around 80 million, then one in ten people is a president.

If you were to call out, "Mr. President!" in Kabukicho, Tokyo, everyone might look around, saying, "Did you call me?" (laughs). As a child of an ordinary president like this, the type you see everywhere, I was certainly in a position to follow in his footsteps.

But in fact, although I imagined that I would be given the family business by my father, the president, one day my mother and father summoned me and said, "You should be one of the arrows to make our business strong (Motonari Mori, a famous *samurai* warrior in the 12th century, said that three arrows make a stronger bundle than one arrow.)." And there suddenly appeared another two brothers.

I was surprised because that was not how I understood it. So I took that opportunity to start up my own business. From childhood, I had meant to succeed my father's business or to become the president, but I faced an unexpected situation. So I left the family.

I became independent not for any minor reason such as a disagreement or quarrel with my parents but as a result of a more influential turn of events. In that context, what you pointed out also applies to me.

Yanagi: I see. So you mean that even if you had not encountered such peculiar circumstances, you were willing to be the president as a successor of your father's business.

Kumagai: Yes. You would classify my father's business as general small to midsize enterprise. As his company had no plans to go public, heredity may be the most natural way to hand over the business.

In fact, my past experiences, such as losing money in an esthetic salon business and failing in a cosmetics import business, naturally made me direct my attention to a venture business. I learned we would have many enemies if we started up a business in an existing field in those days. Believing that I would have a better chance of winning if I started up an operation in a new industry, I chose the Internet business.

If all I needed to do was to take over my father's company, I could run a business in an existing industry. But I wanted to live my own life and to grow a business, so the only choice left for me was to enter a new industry. And to become a winner in this new industry, we needed to go public and to raise finance from the capital markets. Consequently, the company is now turning out to be a so-called IT venture.

The combination of diverse factors, such as historical background, accidental fate and my own intentions has taken the company to the point it is at today.

Yanagi: Given those circumstances, it appeared you decided your own course quite logically. And, when I see you in person, you make an impression as a model student.

Kumagai: People always say I should be a graduate of Waseda, Keio or Tokyo University. But the truth is that I am a high school dropout.

Not worrying about the past or conventional wisdom

Yanagi: Why did you drop out of high school?

Kumagai: I was a top student when I entered high school. So I was in the class of top-level students. But then my grades plummeted to the bottom. I was even summoned by the principal for a tongue lashing.

Because of my family background in business, I had had keen interest in society from early on. And I thought, "If I am getting into trouble because of my poor grades, why shouldn't I quit school?"

In fact, I frequently use the excuse that unless you can immediately dispense with general social rules and have the power to change your own life, you can never start up a venture.

So although it is quite a strange story, a number of entrepreneurs today are college dropouts, such as Mr. Horie of Livedoor! who dropped out of Tokyo University and Bill Gates who left Harvard. Of course, there is quite a difference between a high school dropout and a college dropout. But in a sense, I believe that one element required of entrepreneurs is to be decisive in moving away from your past life or to have a decision-making ability that is not shackled by conventional wisdom.

I don't care about what might be considered at all. For example, even if my company's name were to suddenly change tomorrow or the company was to start a completely different business, I would not worry at all. In hindsight, I might have what is the indispensable factor for an entrepreneur.

Page 5

Special Feature 1
Top Interview

"If leadership breaks down, I would hand over power without hesitation."
Masatoshi Kumagai

As a matter of course, I face diverse situations requiring decisions in my management career. But the root of my actions is my spirit of defiance, which is represented in such past acts as leaving the family and quitting high school.

When I sat the high school entrance examination, started up the Company and took the Company went public, someone would always tell me, "Well, just do the best you can." This would make me feel quite mortified.

Before sitting the high school entrance examination, when I was summoned to the faculty's office and told the teachers a school which school I wanted to go to, they all laughed. They said, "You will never make it." Even my father told me, "You can never be a manager. You can never take your company public."

The more often I am told that I cannot make it, the stronger the feeling of defiance I have. When Magclick, a subsidiary of the Company, went public, our goal was to make it the fastest Japanese company to go public. Well, I know that this in itself does not have any value. But as long as we were taking the company public, I wanted to be the No.1. So I gave the order, "Take the company public within one year." And Magclick was listed on the stock exchange 364 days after its foundation, which was a record for the Japanese market in those days.

I believe a sense of time is quite important. When a certain specific goal is put forward and a possibility challenged, we become single-minded in our efforts to achieve that goal. I like this style. The key is to skillfully use that approach.

Have a flexible spirit of defiance

Yanagi: My theory is that a spirit of defiance is an indispensable characteristic for an entrepreneur. In this case, defiance takes a variety of forms, including defiance towards society and personal defiance. And certainly people who run a venture business have a spirit of defiance toward social irrationality or social unfairness.

Kumagai: It is natural that things will not always go well. To get through the difficulties, we need to have a spirit of defiance along the lines of, "You just see if I don't!" But if you show that spirit outright, you will lose out.

Yanagi: Well, in that sense, you are quite flexible.

Now, let me know how you started up your business. When you encountered the Internet, did you feel strongly, "I can do this?"

GMO

Kumagai: I had a hunch. I had used personal computers since I was twenty, so I had known what a convenient tool they were. And I realized a pleasure when computers were connected to a network and the terrific qualities of the network enabled by the emergence of the Internet.

I expected the Internet would develop into a gigantic medium, based on the assumption that people would spend the same kind of time PCs that they did watching TV. I saw a great business opportunity there.

Although I aimed to start up my own business, around twenty years ago, we were at a time when it was only possible to start up a niche business. For example, we hardly had the chance to establish a very capital intensive business such as an automaker, railway or steel manufacturer.

But in fact I was becoming disappointed because it seemed that I could not even start up a niche business. Then along came the Internet, and I believed in my bones that it would become a major force. Although I have not recently heard terms like the so-called *zaibatsu* or *konzern*, for someone like me who aimed to build up my own *zaibatsu* or corporate group, the Internet appeared to be filled with potential.

Although other people also seized on Internet-related businesses, mainly new ideas, I focused on the infrastructure rather than on new ideas. Automobiles are remodeled once every several years. If we compare automobiles to websites, websites are changed frequently. But roads, signs, parking lots and the automobile industry themselves will never disappear.

So I thought, "What equate to roads in the auto industry are the providers in the Internet. The servers are the parking lots. The domains are the signs." From this perspective, I chose the area I would enter.

Companies which solely focused on manufacturing "automobiles" went down with bursting of the Internet bubble.

Give people centripetal force through empowerment

Yanagi: You are already the president of a listed company. Now, let me ask you about what you think are the prerequisites of a corporate manager. Since your company went public, you have proactively developed group management through corporate acquisitions with the term, "Join the brotherhood."

In reality, however, corporate acquisitions are carried out based on the theory of capitalism. Hence, as there are many real issues to deal with, such as stock swaps or stock acquisitions and the price, it must be quite tough to make an acquisition.

In my opinion, your approach is not forcible but quite a sophisticated style. And people who join the group also have a sense of solidarity somewhere. Where does this come from? Although it

may depend on your personality, philosophy and perspectives on management, what do you think?

Kumagai: Your book, *Corporate Management Theory for Ventures* (published by Nihon Keizai Shimbun, Inc.), contains a graph entitled "After a company is driven by leadership and breaks down, power is handed over." My approach is to hand over power on the assumption that the company will break down.

After an acquisition, I keep the existing team intact and hand over power to them, which makes it possible to put together management quickly.

I believe that, during this period, especially for IT ventures, M&A is an indispensable way of buying time. Although investment in plant is necessary in heavy industry, IT ventures need not make many investments other than in brains, personal computers and software. For us, the most rational action is to invest the funds we raise in the capital markets in time.

But I do not manage this constantly growing group solely on my own. Rather, I hand over power from the very start. I call this approach *ryozanhaku* management. Based on this style, I don't acquire a company but welcome them as colleagues. My idea is that we supplement each other's weaknesses through capital tie-ups. In that sense, I may be something of a politician.

In fact, my grandfather was a member of the House of Representatives for many years. Today, I believe his genes have contributed to my style of corporate management.

Page 7

Special Feature 1
Top Interview

A grand vision with the 55-Year Plan

Yanagi: You have a grand vision, the 55-Year Plan, which takes you up until 2051. I imagine that a number of managers are attracted by that vision, which has resulted in a harmonious marriage with the company. What do you think about it?

Kumagai: It is essential that they are in accord with my vision. Nobody will agree with me if I do business for self-interest. The Company is not my personal property; as a listed company it belongs to all stakeholders. In that sense, we definitely need the idea to seek the seven *samurai* who agree on a big vision and a noble ambition.

Yanagi: Under my venture theory, a venture is first of all defined as an entrepreneur with a noble

ambition and a strong desire for success. As you said, they will never be successful unless they have a noble ambition. People who only focus on making money may achieve a small success but will never achieve a major success, something I also learned from my former teacher.

Kumagai: I agree with you completely.

Entrepreneurs need to be good at everything.

Yanagi: At Waseda Business School, we provide not only the conventional MBA course but also a special course to develop entrepreneurs called Entrepreneurship Management. Therefore, about half of the students at our business school want to be entrepreneurs or supporters of venture businesses.

Given your experience from start-up to taking the company to the scale it is today, would you please send a message to students who aim at starting up ventures?

Kumagai: It is quite tough to be the manager of a venture business. As the manager needs to pay attention to everything, the manager should be good at everything.

Yanagi: It is quite a tough demand that a manager of a venture business needs to be good at everything.

Kumagai: Well, what I mean is even if one individual is not good at everything, the whole team needs to be good at everything.

It is not the issue of the manager himself or herself, but the company needs to grow to be good at everything in the process of management. In addition, as with your theory, speed is also essential. As growth equals speed and speed equals time, we need to attract people who can stand this kind of demanding condition. This is in fact the toughest issue in corporate management.

Yanagi: A versatile team may be key. But some people are not good at building up that kind of team. Even though their ability is outstanding and they need to attract capable people to create a versatile company, they cannot do it.

However, you have been doing that impressively. Where does this difference come from?

The keyword is "Everyone's."

Kumagai: My keyword is "everyone's." My own approach to life is to seek happiness and success, which is not only mine but "everyone's." I have created a lot of wealth for many people over the past

five years. In addition, a worthwhile challenge is important. And some may find it better to be provided with their strong field and to go wild in that field.

It Japanese corporate history, it may be a worthwhile challenge for people in their 30s to build a company that eventually lists on the First Section of the Tokyo Stock Exchange. In fact, when a company goes public in only 365 days, everyone involved in that achievement should certainly be proud. So I deliberately develop programs like this.

But I rarely take direct control of developing such mechanisms. For example, as more than 1000 personnel are presently working in our group, there are a number of employees I do not know and a number of offices I have never visited. That means that individual teams are strong.

Up until the time when the Company listed on the over-the-counter market with 100 personnel, I led the Company myself. Since then, however, I have delegated authority.

Page 8

www.gmo.jp
Internet for Everyone
GMO

Yanagi: You cannot empower people unless you trust them.

Kumagai: As a matter of course, I cannot hand over power to people to whom a belief in innate goodness cannot apply. While people have the capacity for both good and evil, I suppose which side is presented depends on which side is drawn out by the people surrounding them.

My starting point is to absolutely believe in human goodness. Although we have 1000 people in the company and 400,000 clients and our annual sales exceed 20 billion, we have had no lawsuits. The reason is that we are determined to be accountable for ourselves, and this is quite an important point.

Even if I incur a loss as a result of empowerment, I do not blame others but see it as my mistake. This approach is very important. Although I have experienced significant losses and have even been deceived on occasion, I take responsibility.

Sensitivity to the times and business structure

Yanagi: Now, let me ask you about strategic theory. In the Internet-driven society, especially as no one can foresee the future, there is a fear that even strong companies today will become losers tomorrow when their core is taken away.

In the automobile sector, it is virtually impossible for any old-fashioned company to trade places with Toyota. But in the world of the Internet, it is tough to foresee the future when a latecomer enters the market. Even in your field, no one can tell what will arise if a gigantic communications carrier joins the business. In that environment, you have described an enormous vision. What is the key to this idea?

Kumagai: That is my firm concept concerning the business structure or roads and signs of the world of the Internet, which we discussed earlier. I focused on two businesses, namely the Internet infrastructure (IxP) business and the media business.

The IxP business mainly incorporates fields that may last longer than other fields, with a focus on the stock-type business. In terms of the IxP business, I make choices based on several strategies. For example, while other players tackle the C (consumer) market, we will approach the B (business) market.

Koichi Yanagi
Professor of Waseda Business School
(Specializing in entrepreneurship)
Born in Tokyo in 1941, Professor Yanagi joined Nomura Research Institute, Ltd. as one of the founding members in 1964 and became general manager of management consulting. After a time as professor at Tama University, Professor Yanagi has held his present post since 1998. He concurrently serves as deputy director of Waseda University Institute of Asia- Pacific Studies.

"Entrepreneurs who solely focus on making money may achieve only small success."
Koichi Yanagi

Page 9

Special Feature 1
Top Interview

Meanwhile, in the media business, as the companies with established users emerge as winners, we developed the business after building a mechanism to attract users several years ago.

We do not pursue any idea-driven business but focus on the key point in the business fundamentals. I believe the key is to decide which point needs to be underlined through a skillful combination of commercial principles and business structure.

Yanagi: That is why GMO focuses on two businesses, namely the Internet and media.

Kumagai: I thought we needed to do so at the dawn of the Internet. But it will likely be impossible for other companies to do this going forward. We also need to give careful consideration to the relationship between sensitivity to the times and business structure.

A focus on collective strength enabled by an assembly of specialty shops

Yanagi: The domain acquisition service is a very good example of a stock-type or infrastructure-type business. And the rental server business is also a stock-type business with high continuity. Have you ever found the financial resources of other companies to be a threat?

Kumagai: As our companies are weak when it comes to price competition, we have adopted a multi-brand strategy.

In the stock-type business, which rapidly tends to price competition, it is risky if we have only one brand. Our business may be overwhelmed by discounts offered by other companies. Recognizing this, we set up multiple brands.

Whatever a business is, there is no way you can win once a company with financial strength enters the market. But if we put in place several mechanisms, we can successfully compete with companies that have greater financial resources.

Yanagi: When it comes to your overall business, based on your comprehensive strategy of "Becoming Japan's Internet Division!," you intend to improve customer convenience through total solutions. In general, however, comprehensive strength will always compete with strength in an individual area.

When I worked at Nomura Research Institute, general research institutes were enjoying a boom.

Today, however, I believe that organizations carrying such titles as "general" or "comprehensive" are weak. As examples, you could give general merchandise stores and full-line department stores. At end of the day, organizations with a wide storefront and full service may end up not being able to do anything particularly well.

Even though a service in which you provide everything with a total solution may be quite convenient in the short run, I cannot help but worry about the long-term future of that approach. What do you think?

Growth supported by making the company a comprehensive one

Kumagai: Just as you said, there is a business strategy which I understand well. The weak is strong in one area at a certain point. The strong win by encompassing the weak in an all-out battle. In that sense, we believe the market would be limited if we were to operate a single business.

For example, if we continue to run only a domain business, sales from fields other than the domain market will never rise. So of course we cannot support the growth of the group unless the company is comprehensive. Consequently, the only option available for us is to be a comprehensive company.

Page 10

www.gmo.jp
Internet For Everyone
GMO

But if we turn out to be a general department store with a mediocre product selection, we will not be attractive enough and specialty stores such as DIY outlets will take our customers. Using a recent buzzword, we need to be a comprehensive company with the strength of a select shop, and I am always aware of this.

Naturally, I believe that becoming a comprehensive company is essential for growth. As innovators, opinion leaders and early adopters in the consumer group may choose service providers by themselves, they can use specialty stores. But followers cannot make choices by themselves; they can only evaluate comprehensive strength. That is also why we develop group management.

Yanagi: You mean the group as a whole carries out a function.

Kumagai: Yes. So our goal is to be a collective of specialty shops.

Positioning in the competitive relationship

Yanagi: What are your thoughts about the competitive relationship with major Internet providers and portal sites?

Kumagai: When I review the positioning map in chronological order, we were in the same position as Livedoor! at the dawn. But from a certain period, Livedoor! started to run to Yahoo! In that sense, unless we review the positioning in chronological order, we cannot tell who is a threat at any given

time.

But the starting point of a threat is, as you say in your book, their venture spirit. Competitors suddenly show their fangs to us because, the stronger they become, the more keenly they look for something innovative.

As the number of plankton in the Internet sea is limited, competitors fight us when they cannot find enough food, aiming at companies that show strong innovation. If we are weak, we are an ally for them. But once we become stronger, they show us their fangs.

So their venture spirit and the strength of their teams are fundamental threats to us.

We instinctively try to share our strengths and not encroach on our competitors' territory. But to keep pace with the market, the only approach for us was to be a comprehensive company, and this is surely also true of other industry players.

Yanagi: In conclusion, would you please give a message not only to would-be entrepreneurs but also to students studying at business school?

Kumagai: Perhaps the only thing I can see is to be ambitious. My favorite phrase is one I rearranged to suit my own style: "There is action when there is a dream." The original phrase is, "There is no action when there is no dream," but I made it sound more positive.

"There is action when there is a dream. Action creates practice. Practice creates character. Character creates our fate."

Yanagi: You mean that dreams create our fate.

Kumagai: Yes. You can replace dreams with ambition. I believe that ambition is tied to action.

* This is an edited version of an article originally printed in *Waseda Business Review* (Vol. 01) (published in December 2004 by Nikkei BP Planning).

Page 11-12

**Business Overview and Activities**

**Consolidated Financial Highlights**

**Exhibit M**

Net sales: 23,651 million yen (up 50.3% year on year)

Internet Infrastructure Business: 15,557 million yen (up 45.0% year on year)

Internet Advertising Media Business: 8,004 million yen (up 61.8% year on year)

Operating profit: 2,804 million yen (up 32.8% year on year)

Ordinary profit 2,805 million yen (up 44.1% year on year)

Net profit: 2,563 million yen (up 146.4% year on year)

Consolidated net sales

Internet Infrastructure Business

Internet Advertising Media Business

**Business Results**

During the term under review, we pursued aggressive mergers and acquisitions and capital and business alliances in all of our business segments. As a result of these initiatives, we enhanced our communication services and expanded the media scale in our services, targeting individual users. For services targeted at corporate users, we established a comprehensive service structure for companies that place top priority on their commitment to the Internet and successfully developed more stable sources of revenue.

**Internet Infrastructure Business**

Server

RapidSite, which is operated by GMO Hosting and Technologies, Inc., posted the world's largest sales as a sales partner of NTT/Verio, one of the leading global web hosting groups. The number of clients exceeded 200,000 in September 2004, thanks to the expansion of individual users driven by the participation of paperboy&co. in the GMO Group. This was a specific outcome of the multiple-brand strategy to break up the target customer base into smaller segments. We also focused on the development of distribution channels and established a sales network consisting of 1500 agents.

Access

The Company acquired trading rights for the Internet access business and the hosting service of Bekkoame Internet Co., Ltd. We also expanded business base by taking over the Internet service business from ZERO Inc. through divestiture.

Domain

The domain business remained firm, as the number of domains handled increased due to the participation of paperboy&co. in the GMO Group. In the ranking of the registration service providers of general-purpose JP domain names, three companies in the GMO Group, one of which was the Company, were ranked within the top ten providers. We also launched the registration service of ".uk" and ".be" domains for the first time as a domestic registrar.

Computerization support and consulting operations

For corporate users, we focused on offering expertise in the production, operation and marketing of websites through measures such as hosting the GMO Homepage University. In addition, we concentrated our efforts on sales of "JWord," a Japanese keyword search service affiliated with AccessPort Inc. We also launched "9199.jp (quick jp)," a comprehensive search information service based on "JWord" to promote the penetration of the Japanese keyword search service with a concerted effort by the GMO Group. In addition to these initiatives, we strived to strengthen our sources of revenue and added to the Group Grandsphere Co., Ltd., which supports system construction and technical development in the broadband network.

Others

The GMO Group provides an electronic authentication service through GeoTrust Japan, Inc. to respond to the increasing demand for security in communication. The number of clients is steadily increasing, driven by low prices and the quick response in our services.

In the online credit card settlement service, which is an important part of the infrastructure for online trade, Card Commerce Service Co., Ltd. (now GMO Payment Gateway, Inc.), the largest service provider in Japan, joined the GMO Group.

**Internet Advertising Media Business**

Media

Netclue Japan Co., Ltd., which offers online games developed from the Corum, an online game with more than 1.1 million members in South Korea, has become a member of the GMO Group. We also expanded the communication site business such as blogs (*2), which have a great deal of potential as a new communication business. As a result, the media scale of the GMO Group was ranked fourth in Japan as of December 2004, with the number of users exceeding 18 million.

Advertising Sales

We successfully developed more solid sources of revenue in the advertising sales business, thanks to

the enrollment of SAN PLANNING Corporation in the group of Magclick Inc. and the acquisition of the Internet advertising agency business from AD2, Inc. through divesture. SAN PLANNING Corporation operates a classified ad agency business mainly for small and medium-sized companies.

*1 Service by which the user can directly access websites and search results by entering a Japanese keyword such as a company name, a product name or a service in the address bar of a browser.
*2 An abbreviation for weblog, formed by combining "web" and "log." This is a service by which items such as news, vivid anecdotes and personal journals are displayed in the form of articles on the website. Using this tool, a writer can transmit information easily and send it to a large number of users instantaneously.

**Non-consolidated Financial Highlights**

| | | |
|---|---|---|
| Net sales | 8,207 million yen | (up 13.4% year on year) |
| Sever related business | 3,036 million yen | (up 4.9% year on year) |
| Access business | 2,451 million yen | (up 2.2% year on year) |
| Domain acquisition business | 1,039 million yen | (down 8.4% year on year) |
| Internet support consulting business | 1,473 million yen | (up 137.7% year on year) |
| Operating profit | 1,011 million yen | (up 18.4% year on year) |
| Ordinary profit | 1,315 million yen | (up 48.9% year on year) |
| Net profit in interim term | 2,198 million yen | (down 281.7% year on year) |

Page 13

**Consolidated Financial Statements**

**Consolidated Balance Sheet**
(Unit: thousand yen)

Item
Consolidated accounting period of this fiscal year (as of December 31, 2004)
Consolidated accounting period of the precious fiscal year (as of December 31, 2003)

(Assets)

**Exhibit M**

Current Assets

1 Cash and deposits

2 Accounts receivable

3 Inventory assets

4 Deferred tax asset

5. Other assets

6. Allowance for doubtful debts

II Fixed assets

1. Tangible fixed assets

(1) Buildings and structures

(2) Tools and equipment

(3) Other tangible fixed assets

2. Intangible fixed assets

(1) Goodwill

(2) Software

(3) Account for consolidated adjustments

(4) Other intangible fixed assets

3. Investments and other assets

(1) Investments in securities

(2) Long-term money deposited

(3) Deposit

(4) Long-term money deposited

(5) Deferred tax asset

(6) Others

(7) Allowance for bad debt

Total of assets

(Liabilities)

Current liabilities

1. Notes payable and accounts payable – trade

2. Short-term debt

3. Accrued amount payable

4. Accrued corporation tax, etc

5. Allowance for bonuses

6. Advance money

7. Accrued corporation tax, etc

8. Other liabilities

Fixed liabilities

1. Long-term bonds payable
2. Long-term accounts payable
3. Deferred tax liability
4. Other fixed liabilities

Minority equity
(Shareholder's Equity)

Capital stock

Capital reserve

Earned surplus

Other gaps in appraisal of securities

Equity adjustment from foreign currency translation

Own stocks

Total of equities

Total of liabilities, minority equity and shareholders' equity

*Amounts rounded down to the nearest one thousand yen

Total assets

Shareholders' equity

Shareholders' equity ratio

Shareholders' equity per share

Page 14

**Consolidated Profit and Loss Statement** (Unit: thousand yen)

Item

Consolidated accounting period of this fiscal year (from January 1,2004 to December 31, 2004)

Consolidated accounting period of the precious fiscal year (from January 1, 2003 to December 31, 2003)

I. Operating revenue
II. Business expenses
III. Sales and general administrative expenses

Operating profit

IV. Non-operating revenue

1. Interest received
2. Fees received
3. Bad debt recovered
4. Profit from investment partnership
5. Others

V. Non-operating expenses

1. Interest paid
2. Stock issue costs
3. Loss from investment by equity method
4. Loss from investment partnership
5. Others

Ordinary profit

VI. Extraordinary profit

1. Gain on correction of profit and loss in the previous term
2. Gain on sales of fixed assets
3. Gain on sales of investments on stocks of securities
4. Gain on sales of shares in affiliated companies
5. Gain on transfer of operations
6. Gain on return of allowance for doubtful debts
7. Debt forgiveness income
8. Loss on change of equity investees

VII. Extraordinary loss

1. Loss on sales of fixed assets
2. Loss on retirement of fixed assets
3. Devaluation of goodwill
4. Loss on devaluation of subsidiaries
5. Loss on sale of investment securities
6. Loss on devaluation of affiliated company
7. Amortization of the consolidated adjustment account
8. Loss on change of equity investees
9. Penalty for breaking a lease
10. Expenses for moving the office
11. Payments for damages
12. Others

Current net profit before adjustment of taxes

Corporate tax, residential tax and business tax

Amount of adjustment, such as corporate tax

Profit of minority shareholders

Net profit

*Amounts rounded down to the nearest one thousand yen

**Statement of Consolidated Surplus (Unit: thousand yen)**

**Exhibit M**

Item

Consolidated accounting period of this fiscal year (from January 1, 2004 to December 31, 2004)

Consolidated accounting period of the precious fiscal year (from January 1, 2003 to December 31, 2003)

(Capital Surplus)

I. Balance of capital surplus at beginning of term

II. Increase in capital surplus

III. End of capital surplus balance

(Earned Surplus)

I. Balance of earned surplus at beginning of term

II. Increase in earned surplus

III. Decrease in earned surplus

IV. Balance of earned surplus at end of the term

*Amounts rounded down to the nearest one thousand yen

Shareholders' equity net profit ratio

Ratio of ordinary profit in the total equity

Net profit per share

Page 15

Statement of Consolidated Cash Flow

(Unit: thousand yen)

Item

Consolidated accounting period of this fiscal year (from January 1, 2004 to December 31, 2004)

Consolidated accounting period of the precious fiscal year (from January 1, 2003 to December 31, 2003)

I. Cash flow from operating activities

Quarterly (current) net profit before adjustment of tax, etc.

Depreciation charge

Amortization of the consolidated adjustment account

Increase (decrease) in allowance for doubtful debts

**Exhibit M**

Increase in allowance for bonuses
Gain on sales of investments in securities
Gain on sales of shares in affiliated companies
Gain on transfer of operations
Interest received and dividend received
Interest paid
Foreign currency transaction gain and loss
Stock issue costs
Bond issue costs
Loss on sales of investments in securities
Loss on devaluation of investments in securities
Appraisal loss of affiliated companies' stocks
Depreciation of goodwill
Loss on retirement of fixed assets
Loss on sales of fixed assets
Gain on sales of fixed assets
Loss on liquidation of business
Income from discharge of debts
Gain on investment by the equity method
Loss from change of equity investees
Gain from change of equity investees
Increase (decrease) in accounts receivable
Increase (decrease) in other assets
Increase (decrease) in inventory assets
Increase (decrease) in purchase debts
Increase (decrease) in other liabilities
Paid director's bonuses

Subtotal

Interest and dividend received
Interest paid
Payment of corporate tax, etc.

II. Cash flow from investing activities

Expenditure incurred by deposit of fixed deposit
Revenue accrued by repayment of fixed deposit
Expenditure incurred by acquisition of tangible fixed assets
Revenue accrued by sales of tangible fixed assets
Expenditure incurred by acquisition of intangible fixed assets
Revenue accrued by sales of intangible fixed assets
Expenditure incurred on acquisition of investment in securities
Revenue accrued from sale of investment in securities
Expenditure incurred on acquisition of investment in subsidiaries securities
Revenue accrued from sales of shares in subsidiaries
Expenditure incurred from change in scope of consolidation related to merger of subsidiaries
Expenditure incurred by acquisition of shares in subsidiaries relating to the change in scope of consolidation
Expenditure incurred by loans

Revenue accrued by collection on loans
Expenditure incurred on the transfer of business
Revenue accrued from other investing activities
Expenditure incurred by other investing activities

*Amounts rounded down to the nearest one thousand yen

Cash flow from operating activities

Cash flow from investing activities

Free cash flow

Page 16

**Non-Consolidated Profit and Loss Statement** (Unit: thousand yen)

Item

14th term (from January 1,2004 to December 31, 2004)

13th term (from January 1, 2003 to December 31, 2003)

Operating revenue
Business expenses
Sales and general administrative expenses
Operating profit
Non-operating revenue
Non-operating expenses
Ordinary profit
Extraordinary profit
Extraordinary loss
Net profit before adjustment of taxes
Corporate tax, residential tax and business tax
Amount of adjustment, such as corporate tax
Net profit

Earnings carried from the previous term

Interim divided

Interim (current) undivided profit

*Amounts rounded down to the nearest one thousand yen

**Unappropriated earnings in the term**

Item

14th term

13th term

Unappropriated earnings in the term

Amount of appropriated earnings

Dividends

Bonus to directors
Bonus to auditors

Earnings carried forward to the next term

*Amounts rounded down to the nearest one thousand yen

Page 17

Services of the GMO Group for Corporate Users

**Becoming Japan's Internet Division!**

Approximately 440,000* companies use our services.

*The number of rental server members and the number of domains as of December 2004

1. Internet Access Service

We guarantee a care-free and high-speed life on the net!

2. Internet Business Consulting Service

We support the Internet business!

3. Consulting
4. Research
5. Internet Advertising Service

The user can expect considerable benefits from segmented advertising!

6. Mail advertising
7. Desktop advertising
8. Opt-in-mail
9. Online Credit Card Settlement Service

The job of collection becomes easy and reliable!

10. Advertising Support
11. Settlement

Page 18

The GMO Group provides a full array of services necessary to use the Internet for business.
We meet corporate needs for a broad range of services, from the use of the Internet as an information tool such as the company website and e-mail, to the use of the Internet as a sales tool for online shopping.

1. Domain Acquisition Service

Recognition will increase with easy-to-see URLs and e-mail addresses!

2. Website Development Service

Transmission of information with a reliable and easy-to-understand website!

3. Rental Server Service

High performance servers protect important data!

4. Security Service

We protect important data on the Internet!

5. Major Group Companies

Magclick Inc.
Sells e-mail advertisements using main advertising media such as an e-mail magazine and opt-in-mail
GMO Hosting and Technologies, Inc.
Provides a web hosting service with the main brands of "iSLE" and "RapidSite"
GMO Communications Co., Ltd.
Provides computerization support and consulting services, leveraging its telemarketing expertise
GMO Payment Gateway, Inc.
Operates an online credit network for credit cards and provides related services
Grandsphere Co., Ltd.
Supports system creation in a broadband network and provides consulting services
GeoTrust Japan, Inc.
Engages in the security business in Internet communication, providing an electronic authentication service

Page 19

Services of the GMO Group for Individual Users

**That's Intertainment!**

Eighteen million customers* have already experienced That's Intertainment.
*Data provided by Nielsen/NetRatings for the fiscal year ended December 2004. Access from households.

1. Community Service

Dating communities where the users can increase their friends and have fun with them via the Internet!

2. Online Shopping (e-Commerce) Service

Well-chosen Internet select shops where users are sure to find what they want

3. Major Group Companies

GMO Media & Solutions Inc.

Develops and operates various Internet media, including mailing lists, an opt-in-mail service and EC content.

paperboy&co.

Provides individual users with hosting services such as Lollipop! and blog services such as JUGEM.

Page 20

The GMO Group provides a large number of users with a range of services to help them derive more enjoyment from the Internet. We offer an extensive range of items that enable users to enjoy online games, to enjoy shopping, construct their own blog, to check important information using a mail magazine and to enjoy entertainment through the Internet.

1. Access, Domain and Rental Server Service

Communicate and connect with others over the Internet!

2. Media (Digital Content Mail) Service

Get the information you want fast using the Internet!

3. Netclue Japan Co., Ltd.

Provides Corum Online based on the Corum, a very popular online game around the world

Tea Cup Communication, LTD.

Offers a range of applications, such as a billboard, a blog, chatting, shops and communities

AccessPort Inc.

Provides "JWord," a website access service that uses a Japanese keyword entered by this user, and has launched "9199.jp," a comprehensive search information service based on JWord

Page 21

**Stock Information** (as of December 31, 2004)

Stock

Total number of shares to be issued by the company

Total number of shares issued

Total number of shareholders

Note: The total number of shareholders increased by 18,079 from the end of the previous fiscal year.

**Major Shareholders**

Name of Shareholder Number of shares Voting rights (%)

Masatoshi Kumagai Office, Ltd.

Masatoshi Kumagai

Japan Trustee Service Bank, Ltd. (trust account)

Fairline Swint West Bank (client accounts)

Japan Securities Finance, Co., Ltd.

Master Trust Bank of Japan, Ltd. (trust account)

Clear Stream Banking SA

Ireland Special Jusdiq Lending Account (Standing proxy: Mizuho Corporate Bank)

Japan Trustee Service Bank, Ltd. (four trust accounts)

Kaoru Kumagai

Note: The Company holds 523,614 shares of treasury stock.

**Changes in Share Price and Trading Volume**

Share price

Trading volume

Note: For the share price data, the share price that has been retrospectively adjusted for stock splits is used.

**Status by shareholder**

Number of shareholders

Shares under other persons' name

Financial institutions

Securities firms

Other domestic corporations

Overseas corporations

Individuals and others

**Number of shares**

Overseas corporations

Individuals and others

Shares under other persons' name

Financial institutions

Securities firms

Other domestic corporations

**Changes in the Number of Shares by Shareholder**

Financial institutions

Securities firms

Other domestic corporations

Overseas corporations

Individuals and others

Shares under other persons' name

12th term

13th term

14th term

Page 22

Company information

Company outline

(as of December 31, 2004)

Trade name: Global Media Online Inc.

Established: May 24, 1991

Head office address: 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo

Capital: 3,311,300,000 yen

Number of employees: 189

**Exhibit M**

Number of employs in the group: 872

**Directors (as of March 29, 2005)**

| | |
|---|---|
| Representative Director and President | Masatoshi Kumagai |
| Executive director | Masashi Yasuda |
| Executive Director | Kenichiro Matsubara |
| Director | Hiroyuki Nishiyama |
| Director | Mitsuru Aoyama |
| Director | Noriyuki Hirosue |
| Director | Koichi Tachibana |
| Director | Naoya Watanabe |
| Director | Tadashi Ito |
| Director | Toshihiko Sugaya |
| Director | Katsumi Arisawa |
| Director | Teruhiro Arai |
| Standing Statutory Auditor | Masahiro Muto |
| Auditor | Manabu Kinoshita |
| Auditor | Keigo Ogura |

Note: Manabu Kinoshita, a corporate auditor, and Keigo Ogura, a corporate auditor, are external corporate auditors stipulated in Paragraph 1 of Article 18 of the Law Concerning Special Measures under the Commercial Code for Auditors of Incorporated Enterprises.

Shareholder Special Benefit Plan

The Company will issue a discount ticket (postcard) for the Company's services worth 5,000 yen to shareholders listed or recorded in the shareholder register and the register of shareholder benefit entitlements as of the end of June and December every year.

If the postcard is returned with necessary information filled in, the discount will apply to the payment the next month after the postcard arrives or the month after that. Please check the information on the postcard for more details about the available services.

Shareholder Information

**Exhibit M**

Fiscal year closing: December 31

Ordinary general meeting of shareholders: March

Date for finalizing shareholders: December 31 every year

Newspaper for public notices: *Nihon Keizai Shimbun*

Transfer agent: UFJ Trust & Banking Co., Ltd.

Location of transfer agent: UFJ Trust & Banking Co., Ltd., Stock Transfer Agency Division

7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081, Japan

Toll free number: 0120-232-711

Other locations of transfer agent services: UFJ Trust & Banking Co., Ltd., Braches in Japan

Request for stock procedure documents

To request the stock procedure documents, such as documents for reporting a change of registered address, seal, name, the designation for remitting dividends, requests to purchase shares less than one trading unit and requests for transferring shares, please contact the transfer agent listed above by telephone or via the Internet, 24 hours a day.

Toll free: 0120-244-479 (Stock Transfer Agency Division at Head Office)

http://www.ufjtrustbank.co.jp

Shareholders wishing to use the securities depositary system should contact the securities firm at which they hold an account.

Number of shares in a trading unit: 100 shares

Stock code: 9449

Contact for inquiries

Tel: 03-3461-2222

E-mail: ir@gmo.jp

Website: http://www.gmo.jp

IR Information: http://ir.gmo.jp/

**Global Media Online INC.**

April 4, 2005
For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

## Public Listing of GMO Group Company

Global Media Online INC. is pleased to announce that as of today, April 4, 2005, GMO Payment Gateway, Inc., a consolidated subsidiary of GMO, has been publicly listed on the Tokyo Stock Exchange Mother's Market.

GMO Payment Gateway provides online settlement services for credit cards.

While the GMO Group is aiming to become "Japan's Internet Division" and provide the services its enterprise customers need to conduct Internet-based business, with the increasing specialization of GMO's Group companies in their respective areas of expertise, we are aiming not only to strengthen online credit card settlement services, but to also be able to provide services that satisfy our customers.

In the future, the GMO Group will use its combined strength to move forward, as we aim to foster an Internet culture and industry, create happy, satisfied customers, and engage in corporate activities that contribute to society and its citizens.

We ask all our shareholders, our clients, and our affiliates for their continued support and cooperation.

End


Global Media Online INC.

Cabinet Office Ordinance Concerning the

RECEIVED

2006 JAN 24 P 1:52

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form No. 1

Cover

| | |
|---|---|
| Submitted document (2): | Substantial Shareholding Report |
| Applicable provision of the Law: | Paragraph 1 of Article 27-23 of the Law |
| To be submitted to: | The Head of the Kanto Local Finance Bureau |
| Name (3): | Global Media Online Inc.<br>Representative Director Masatoshi Kumagai |
| Address or head office address (3): | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Date when the submission of the report became obligatory (4): | April 4, 2005 |
| Date of submission: | April 8, 2005 |
| Total number of submitters or joint holders: | 1 |
| Form of submission (5): | Others |

I. Details of the Issuing Company (6)

| | |
|---|---|
| Name of issuing company | GMO Payment Gateway, Inc. |
| Company code | 3769 |
| Listed or over-the-counter | Listed |
| Listed stock exchange | TSE Mothers |
| Head office address | 1-22-7, Dogenzaka, Shibuya-ku, Tokyo |

II. Details of Submitter

1. Submitter (large holding party)/1 (7)

(1) Profile of submitter (8)

(i) Submitter (large holding party)

| | |
|---|---|
| Individual or corporation | Corporation |
| Name | Global Media Online Inc. |
| Address or head office address | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Previous name | |
| Previous address or head office address | |
| | |

(ii) For individual

| Date of birth | |
|---|---|
| Occupation | |
| Name of employer | |
| Address of employer | |

(iii) For corporations

| Established date | June 25, 1976 |
|---|---|
| Name of Representative Director | Masatoshi Kumagai |
| Position of Representative Director | CEO |
| Type of Business | Internet infrastructure business |

(iv) Contact address

| Contact address and name of staff member in charge | Director and manager of Administration Division<br>Toshihiko Sugaya |
|---|---|
| Telephone number | 03−5456−2731 |

(2) Purpose of holding (9)

| The issuing company is the parent company, and holds the shares as a stable shareholder with the aim of participating in management. |
|---|

(3) Details of stock certificates and other instruments held by the above submitter (10)

(i) Number of stock certificates and other instruments held

| | Text of Paragraph 3 of Article 27-23 of the Law | Item 1 of Paragraph 3 of Article 27-23 of the Law | Item 2 of Paragraph 3 of Article 27-23 of the Law |
|---|---|---|---|
| Stock certificate (shares) | 11,356 | | |
| Equity warrant certificate (shares) | A | − | G |
| Certificate of new share subscription right (shares) | B | − | H |
| Bond with new share subscription right (shares) | C | − | I |
| Covered warrant of securities in question | D | | J |

| Depository receipt of stock certificate | | | |
|---|---|---|---|
| Depository receipt related to stock certificate | E | | K |
| Redeemed bond of securities in question | F | | L |
| Total (shares) | M 11,356 | N | O |
| Number of stock certificates and other instruments to be deducted due to transfer through margin transaction | P | | |
| Number of stock certificates, etc. held (total number) (M+N+O-P) | Q | | 11,356 |
| Number of potential shares held (A+B+C+D+E+F+G+H+I+J+K+L) | R | | |

(ii) Ratio of stock certificates and other instruments held

| | | |
|---|---|---|
| Total number of outstanding shares (shares) (As of April 4, 2005) | S | 18,975.2 |
| Percentage of stock certificates and other instruments held by the above submitter (%) (Q/(R+S)×100) | | 59.85 |
| Percentage of stock certificates and other instruments held that was shown in the previous report (%) | | — |

(4) Conditions of acquisition or disposal of stock certificates, etc. issued by the issuer of the concerned stock certificates, etc. during last 60 days (11)

| Date | Type of stock certificate, etc. | Volume | Acquisition or disposal | Unit price |
|---|---|---|---|---|
| Not applicable | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |
| | | | | |

(5) Important agreement such as security agreement about the relevant stock certificates or other instruments (12)

| No relevant items |
|---|

(6) Funds for acquisition of stock certificates and other instruments held (13)

(i) Details of funds for acquisition

| Owned funds (T) (thousand yen) | — |
|---|---|

| Total borrowed funds (U) (thousand) | — |
|---|---|
| Total other funds (V) (thousand yen) | — |
| Details of (V) above | Acquisition of 11,356 shares through merger |
| Total funds acquired (thousand yen (T+U+V) | — |

Global Media Online INC.

April 25, 2005
For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

## GMO Launches New Company

Global Media Online Inc. (GMO) is pleased to announce that it has set up a new company in collaboration with ValueCommerce Co., Ltd. The new company will operate in the affiliate service business.

1. Profile of the New Company

| | | | | |
|---|---|---|---|---|
| (1) | Company name | : | GMO Affiliate, Inc. | |
| (2) | Date of establishment | : | April 21, 2005 | |
| (3) | Head office location | : | 26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo | |
| (4) | Representative | : | Shojiro Inoue, responsible for the affiliate business development project, Global Media Online Inc. | |
| (5) | Capital | : | 10 million yen | |
| (6) | Ownership structure | : | Global Media Online Inc. | (51.0%) |
| | | : | ValueCommerce Co., Ltd. | (49.0%) |
| (7) | Line of business | : | Affiliate service business | |

2. Objective of establishment

An affiliate service is a system in which advertisers on a website or an email magazine pay a commission to the service provider in proportion to the sales earned. When a user guided to an advertiser's website (e-commerce website) by the online advertisement makes a purchase or asks for information, the advertiser pays a commission in proportion to the purchased amount or other criteria to the website operator. With the advantage of making it easy to reach latent customers interested in products, the affiliate service has been rapidly attracting attention in Japan in recent years as a new marketing approach that

enables highly cost-effective advertisements to be placed and sales channels very likely to reach intended customers to be created.

ValueCommerce Co., Ltd. boasts Japan's largest network and substantial experience in the affiliate service business.

Meanwhile, GMO operates several media, including blog services such as yaplog!, JUGEM and AutoPage.

Thus, an affiliate service giant with Japan's largest client base will join forces with GMO, which owns multiple media, to create a new business foundation.

3. Profile of ValueCommerce Co., Ltd.

| | | |
|---|---|---|
| Company name | : | ValueCommerce Co., Ltd. |
| President & CEO | : | Brian Nelson |
| Location | : | 3-32-7 Hongo, Bunkyo-ku, Tokyo |
| Date of establishment | : | March 1996 |
| Capital | : | 645 million yen |
| Line of business | : | Internet sales channel consulting and development |
| | | Affiliate marketing |
| | | Internet advertising, distribution and maintenance |
| | | Internet marketing and consulting |
| | | Search and directory services |
| | | Professional services |
| | | OEM hosting service |

[For queries]

Contact: Iimura
TEL: 03-3817-8995
FAX: 03-3813-4051
E-mail: press@valuecommerce.co.jp

4. Impact on Future Business Results

This business is designed to bolster the value of the GMO Group's Internet media. Although it is expected to be a future pillar of the Company, for the time being it is likely to have a minor impact on business performance. Consequently, the consolidated business forecasts for the term ending December 2005 have not been revised. The launch of this new company will also a minor impact on the Company's net total assets.

End

RECEIVED
2005 JAN 24 P 1:50
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Q

# Summary of Consolidated Financial of the Term Ending December 2005

May 17, 2005

MEMBERSHIP

Name of Listed Company: **Global Media Online Inc.** Second section of the Tokyo Stock Exchange
Code: 9449 Head Office Address : Tokyo
(URL http://www.gmo.jp)
Representative Director Name: Masatoshi Kumagai
Contact: Position: Executive Director Name: Masashi Yasuda Telephone: 81+3+5456+2555
Date of Board Meeting: May 17, 2005
Whether US GAAP is applied: None

1. Consolidated Results for First Three Months of the Term Ending December 2005 (from January 1, 2005 to March 31, 2005)
(NOTE) The figures shown in this quarterly financial statement have not been audited.

(1) Consolidated financial results (Amounts rounded down to the nearest one million yen)

| | Sales | | Operating profit | | Ordinary profit | |
|---|---|---|---|---|---|---|
| | Million Yen | % | Million Yen | % | Million Yen | % |
| First quarter of 2005 | 7,657 | (56.2) | 914 | (46.3) | 936 | (48.9) |
| First quarter of 2004 | 4,900 | (36.7) | 624 | (17.1) | 629 | (34.2) |
| December 31, 2004 | 23,561 | (50.3) | 2,804 | (32.8) | 2,805 | (44.1) |

| | Current profit | | Current profit per share | | Current net profit per share diluted | |
|---|---|---|---|---|---|---|
| | Million Yen | % | Yen | Sen | Yen | Sen |
| First quarter of 2005 | 456 | (−50.3) | 7 | 46 | 7 | 40 |
| First quarter of 2004 | 918 | (376.0) | 33 | 10 | 32 | 53 |
| December 31, 2004 | 2,563 | (146.4) | 44 | 81 | 44 | 16 |

Note 1. Equity in earning or loss of investees: first quarter of 2005: 0 million yen, first quarter of 2004: 0 million yen, term ended December 2004: 0 million yen
2. Average outstanding shares during the term (consolidated): first quarter of 2005: 61,158,653 shares, first quarter of 2004: 27,737,009 shares, term ended December 2004: 56,315,494 shares
3. Change in accounting policies: None
4. Percentages shown for sales, operating profit, ordinary profit and current net profit indicate the rate of increase or decrease compared to the previous year

(2) Consolidated financial conditions

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share | |
|---|---|---|---|---|---|
| | Million Yen | Million Yen | % | Yen | Sen |
| First quarter of 2005 | 28,722 | 13,547 | 47.2 | 221 | 59 |
| First quarter of 2004 | 19,722 | 11,665 | 59.1 | 417 | 45 |
| December 31, 2004 | 27,896 | 13,350 | 47.9 | 217 | 93 |

Note: Number of total outstanding shares (consolidated): first quarter of 2005: 61,137,374 shares, first quarter of 2004: 27,945,134 shares, term ended December 2004: 61,078,374 shares

(3) Consolidated cash flow

| | Cash flow from operating activities | Cash flow from investment activities | Cash flow from financial activities | Closing balance of cash and cash equivalents |
|---|---|---|---|---|
| | Million Yen | Million Yen | Million Yen | Million Yen |
| First quarter of 2005 | −1,345 | −1,536 | 2,309 | 10,740 |
| First quarter of 2004 | −365 | 2,100 | 44 | 10,339 |
| December 31, 2004 | 2,436 | −1,112 | 1,439 | 11,319 |

(4) Matters concerning the scope of consolidation and the application of the equity method
Number of consolidated subsidiaries: 21, number of non-consolidated equity method companies: 0, number of affiliated equity method companies: 0

(5) Change in the scope of consolidation and the application of the equity method
Number of newly consolidated companies: 1, number of companies excluded from consolidation: 4, number of companies newly subject to the equity method: 0, number of companies excluded from application of the equity method: 0

2. Projections of consolidated business results for December 31, 2005 (from January 1, 2005 to December 31, 2005)

| | Sales | Ordinary profit | Current net profit |
|---|---|---|---|
| | Million Yen | Million Yen | Million Yen |
| Interim | 15,500 | 1,400 | 800 |
| Full year | 34,000 | 4,000 | 2,000 |

Reference: Anticipation for current net profit per share (Full year) 32 Yen 70 Sen
Note: Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

<u>Status of the Corporate Group</u>

The Company Group consists of Global Media Online Inc. (hereinafter referred to as the "Company") and 21 subsidiaries. Under the corporate slogan, "Internet for Everyone," we have concentrated our management resources on providing Internet infrastructure services, or the provision of an Internet "platform."
The mainstay businesses of this Group are business related to Internet use support (Internet Infrastructure Business), the Internet advertising support (Media Business), and associated businesses.
The businesses of the Group and the positioning of those businesses are as follows, and the business classification is the same as the business classification used in the segment information by business type.

| Business classification | Major operations | | Major company |
|---|---|---|---|
| Internet Use Support Business (Internet Infrastructure Business) | Access operations | Internet access service (Note 1) | Company |
| | Domain acquisition | Domain acquisition service (Note 2)<br>Service offering the "*internetnumber*" | Company<br>INTERNET NUMBER CORPORATION<br>paperboy&co. |
| | Web Hosting operations | Web Hosting Service (hosting service) (Note 3) | Company<br>GMO Hosting and Technologies, Inc.<br>paperboy&co.<br>WEBKEEPERS, INC. |
| | Website construction and support | Website construction, operations support service, systems consulting service | Company<br>Grandsphere Co., Ltd. |
| | Security operations | Information security and personal, corporate and organization authentication systems for the Internet | GeoTrust Japan, inc. |
| | Credit Card Payment Processing operations | Credit card payment processing services | GMO Payment Gateway, Inc. |
| | Enterprise communications | Enterprise communications-related services | GMO Communications Inc.<br>Telecom Online K.K. |
| | Other business | Organization aimed at information gathering, research and promotion of advanced Internet technologies | GMO Research Institute Inc. |
| Internet Advertising Support Business (Media Business) | Internet media construction | Development and operation of Internet advertising media including blog services (Note 4), mailing lists (Note 5), Opt-in Mail services, wall-paper, bulletin boards, etc. | GMO Mobile&Desktop Inc.<br>Tea Cup Communication, Ltd.<br>e-sumai. Inc.<br>GMO Media and Solutions Inc. |
| | Internet advertising sales | Sale of Internet advertising mediums and the main advertising mediums for personnel ads, etc. | Magclick Inc.<br>San Planning Corporation |
| | Jword operations | Jword (keyword listing) service (Note 6) | Company<br>Mag Click Co., Ltd.<br>GMO Communications Inc.<br>AccessPort Inc. (Current JWord Inc.) |
| | Online gaming | Planning and management of online games | Net Clue, Inc. |

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the "Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).
Note 1. The service is branded interQ MEMBERS, BB plus and Bekkoame.

Note 2. This service is branded as Onamae.com and covers procedures for registration and renewal of domain names. Domain names are identifiers for computers or networks on the Internet, such as ".com," ".net," and ".co.jp," which serve as addresses.

Note 3. This service leases part of the disk space of a server that provides information on the Internet. Currently, the service operates under such brand names as BROARD SERVER, interQ Office, Marugoto Server, ISLE, Rapidsite, and Lolipop.

Note 4. The word "blog" refers to a simplified website system in which people can make public documents or images etc., on the Internet via their browser. Because blogs are simple to construct and use, they are becoming more widely used recently, not just for commercial uses, such as for the updating of news sites or for the release of company information, but also more recently by individuals to publish diaries, talk about issues, and send out articles, etc. found on other websites. Through the use of blogs, a wide variety information is now being transmitted from all over the world, including Japan.

Note 5. This is a system in which information on a specific subject is exchanged between specific people by email.

Note 6. JWord is a service in which users can use a registered keyword to have the search results from major portal sites ranked for display and to directly access websites through a search using the browser's address bar.

List of Consolidated Subsidiaries

| Company Name | Percentage of voting rights or equity share held | Category | Business Details |
|---|---|---|---|
| GMO Communications Co., Ltd. | 100.0% | Consolidated subsidiary | Enterprise communications and Internet-related business |
| GMO Research Institute Inc. | 100.0% | Consolidated subsidiary | Organization aimed at information gathering, research and promotion of advanced Internet technologies |
| Net Clue Japan, Inc. | 100.0% | Consolidated subsidiary | Planning and management of online games |
| Telecom Online K. K. | 100.0% | Consolidated subsidiary | Enterprise communications and Internet-related business |
| Payment-One, Inc. (*1) | 95.5% | Consolidated subsidiary | Credit card payment processing services |
| Grandsphere Co., Ltd. | 92.5% | Consolidated subsidiary | System consulting business |
| GMO Mobile&Desktop Inc. | 82.7% | Consolidated subsidiary | Service to provide and develop and operate "wallpaper," the information and ads distribution system for desktops. |
| GMO Media and Solutions Co., Ltd. | 81.0% | Consolidated subsidiary | Development and management of various mail media, such as mailing lists and Opt-in mail service |
| GMO Hosting and Technologies, Inc. (*2) | 71.1% | Consolidated subsidiary | Web Hosting business |
| INTERNET NUMBER CORPORATION | 69.6% | Consolidated subsidiary | Service offering the "*internetnumber*" |
| GMO Payment Gateway, Inc. | 65.4% | Consolidated subsidiary | Credit card payment processing services |
| AccessPort Inc. (Current JWord Inc.) | 62.7% | Consolidated subsidiary | Jword (keywords in Japanese) service |
| paperboy&co. | 50.2% | Consolidated subsidiary | Web hosting business for individual users |
| Mag Click Co., Ltd. | 42.5% | Consolidated subsidiary | Sale of e-mail advertisements in which mail magazines and opt-in mail are the major media for ads |
| GeoTrust Japan, inc. | 100.0% (100.0%) | Consolidated subsidiary | Information security and personal, corporate and organization authentication systems for the Internet |
| Net Clue Korea, Inc. | 100.0% (100.0%) | Consolidated subsidiary | Planning and management of online games |
| @YMC CORPORATION (*3) | 100% (100.0%) | Consolidated subsidiary | Web Hosting business |
| WEBKEEPERS,INC. (United States) | 70.0% (70.0%) | Consolidated subsidiary | Web Hosting business |

| San Planning Corporation | 67.0% (67.0%) | Consolidated subsidiary | Advertisement agency business |
|---|---|---|---|
| Tea Cup Communication, Ltd. | 51.0% (51.0%) | Consolidated subsidiary | Internet community service |
| e-sumai. Inc. (*4) | 50.9% (50.9%) | Consolidated subsidiary | Management of one of the largest websites in Japan which offers information on new condominiums |

(*)

1. Inactive company after management integration through the transfer of business to GMO Payment Gateway, Inc.
2. Onamae.com Co., Ltd., a former consolidated subsidiary of GMO, was taken over in February 2005 with GMO Hosting and Technologies, Inc., also a consolidated subsidiary, being the surviving company.
3. @YMC CORPORATION became a consolidated subsidiary in February 2005 after a stock acquisition by GMO Hosting and Technologies, Inc., another consolidated subsidiary.
4. After being taken over by NEXT Co., Ltd. as the surviving company on April 1, 2005, the company was dissolved.
5. As of January 1, 2005, GMO, as the surviving company, took over CCS Holdings Inc., i's Factory Co., Ltd. and 3271 Soft, Inc.
6. The figures in parentheses denote the percentage of indirect ownership.

[Business Organization Chart] The organization chart of the businesses is as follows:

Internet Use Support Business
(Internet Infrastructure Business)

Company

Affiliation regarding part of the Web Hosting (hosting service)

Commissioned sale of part of the merchandise related to Internet infrastructure

GMO Hosting and Technologies, Inc.

WEBKEEPERS,INC.

@YMC CORPORATION

GMO Communications Co., Ltd.

GMO Research Institute Inc.

INTERNET NUMBER CORPORATION

Payment-One, Inc.

GeoTrust Japan, inc.

paperboy&co.

Grandsphere Co., Ltd

GMO Payment Gateway, Inc.

Telecom Online K. K.

Internet Advertising Support Business (Media Business)

Mag Click Co., Ltd.

Consignment sales of ads

San Planning Corporation

Provision of services

Provision of ads media

GMO Media and Solutions Co., Ltd.

GMO Mobile&Desktop Inc.

e-sumai. Inc.

AccessPort Inc.
(Current JWord Inc.)

Tea Cup Communication, Ltd.

Net Clue Japan, Inc.

Net Clue, Inc.

Media Rep
Ad agencies

Advertisers

Provision of services

Internet users

Provision of services

Customers

Consolidated

# Management Policy

1.Basic management policy

Under the slogan, "the Internet for Everyone" and with our tireless entrepreneurial imagination, our Group focuses its management resources on providing an Internet platform, including an Internet infrastructure and service infrastructure. With a view to creating sustainable corporate value, we provide an organic combination of the Internet Use Support Business (Internet Infrastructure Business) and Internet Advertising Support Business (Media Business), and strive to establish an Internet Media Group in which each of these parts works in synergy so that our corporate activities contribute to society through the creation of an Internet culture and industry.

Management philosophy: We believe the following concepts are important to our staff, and are committed to sharing them.

c Basic principle: The Internet for Everyone

1. Dream (To what are you dedicating your life?)
   - ⇨ To obtain a dominant position (either the largest market share or the sole player) in the Internet sector.
2. Vision (Where do we find a goldmine?)
   - ⇨ In the ongoing digital revolution, we will concentrate our management resources on providing an Internet platform to make substantial profits.
3. Philosophy (What it our purpose?)
   - ⇨ Our activities create a new Internet culture and industry to contribute to society. We also make you smile and we touch your hearts.

The businesses of our Group: The star indicates the business categories in which our Group is engaged.



Internet Content Business
Internet Advertising Support Business
(Media Business)
Internet Use Support Business
(Internet Infrastructure Business)
Software business
Hardware business
Business fields of the Group
☆ Online gaming
☆ Internet media construction
☆ Internet advertising sales
☆ JWord business
☆ Access
☆ Domain acquisition
☆ Web Hosting
☆ Website creation
☆ Security
☆ Credit card payment processing services
Browser
OS
Personal computer
Server

## 2. Basic Policy Concerning Distribution of Profits

For the distribution of profits, while our basic policy is to return profits according to the earnings situation, we have adopted a policy of deciding on the distribution of profits, focusing on the continuation of long-term, stable dividends as well as giving consideration to improving retained earnings to enable us to bolster our corporate strength and prepare for future business developments in a comprehensive way.

Based on this dividend policy, in the term ending December 2005, the Company plans to pay an interim dividend of three yen per share and a final dividend of three yen per share, totaling six yen per share.

## 3. Position and policy on lowering the unit of investment

The Company lowered the number of stocks per unit from 500 to 100 in February 2004, to increase the liquidity of stocks and expand the range of investors. Moreover, the Company executed a 2-for-1 stock split in August 2004. In reviewing the unit of investment in future, we will carefully study the cost and effect of any change in consideration of performance and market demands.

## 4. Target Management Indices

We emphasize the ratio of recurring profit to sales as a managerial index, which serves as a gauge of profitability. We have not currently set or announced any short-term target but we intend to continue to aim for further improvement.

## 5. Medium-to-Long Term Management Strategy

The Group offers all manner of services such as access, domain acquisition, web hosting, website creation and support, credit card payment processing service, security, and Internet advertising, etc., under the marketing and advertising slogan of "Becoming Japan's Internet Division." In other words, the Group is the only group in Japan providing comprehensive Internet services, backed by our development and operation of our own one-stop services necessary for enterprises to both use the Internet and to attract customers, and our powerful sales framework. We currently have over 400,000 corporate and entrepreneurial customers using our services, particularly our domain acquisition and hosting services.

We will continue striving to increase the number of corporate users in the future by further improving our services and strengthening our sales power, and by expanding our customer and revenue base by encouraging the use of the Internet.

Furthermore, from this business year, we will expand our JWord business by making JWord Inc. a consolidated subsidiary.

This business involves services that, through a tie-up with the number-one portal site Yahoo! Japan, ranks the display of search results for major portal sites like Yahoo! Japan and services that enable direct navigation to websites through searches conducted using browser address bars, and is therefore positioned as one of our key business areas for the future.

In the future, in addition to creating synergies between our existing businesses and our JWord business, we also hope to further expand our corporate value as an all-round Internet company.

## 6. Issues for the Company

(1) Improving management efficiency through reorganization of the corporate group

Although the businesses of the Group have expanded significantly with the acquisition of management resources through an M&A strategy, we believe that a future issue for us is to efficiently use the management resources that we have acquired.

We will continue our initiatives to improve the efficiency of Group management in the future, and will take full advantage of our management resources by seeking synergies among our businesses.

(2) Improving selling power by diversifying the sales channel

The Group's marketing is conducted with a focus on "pull-type marketing" (the method of attracting customers primarily through Internet advertising), and we benefit from our accumulated expertise in this field. We will continue to use pull-type marketing as our primary marketing technique, but we also plan to continue to work on bolstering our sales system target enterprise customers, but expanding facilities and increasing personnel at call centers, etc.

(3) Improving customer satisfaction

Given a future in which competition in the Internet sector will become even tougher, we believe that improving the level of customer satisfaction is essential for encouraging customers to continue to use our services. The entire Company will work as one to bolster customer satisfaction. It will do this by improving the quality of service, strengthening customer support systems, and promoting communications with customers so that they feel pleased and grateful with our services.

## 7. Basic position on establishment of an administrative organization (corporate governance) and status of measures in this respect

(Basic stance on corporate governance)

The Company understands that its most important challenge is to increase the soundness and transparency of its business administration and to make flexible managerial decisions and achieve appropriate management to ensure a continuous increase

in corporate value.

(Measures taken for corporate governance)

(1) The status of the administrative organization responsible for corporate managerial decision-making, execution and supervision and other corporate governance structures

In the Company, the Board of Directors and the Board of Auditors are responsible for auditing and supervising operations. The Board of Directors consists of 12 directors and makes decisions on issues specified in management policies and in laws and regulations, as well as on important management affairs. Positioned as the supervisory organization on business operations, it carries out appropriate and swift managerial decision-making.

The Board of Auditors consists of three auditors, two of whom are outside auditors. The auditors attend meetings of the Board of Directors and other important meetings and inspect the operational and financial situation in accordance with the regulations of the Board of Auditors to examine the performance of directors.

(2) Human relations, capital or trading relationships and other interests between the Company and its outside auditors

None of the Company's outside auditors has any relationship of interest of concern to the Company.

(3) Initiatives over the past twelve months to strengthen corporate governance

The Company makes decisions on important management matters and reviews business conditions at meetings of the Board of Directors, which are held four times a month. It deliberates on matters promptly and properly under the strict supervision of the Board of Statutory Auditors. The Company has also established an Internal Audit Office which carries out internal audits on the conduct of business and the status of control, and also evaluates and makes suggestions to Group companies.

The Company will endeavor to further strengthen its system of disclosure to ensure fuller disclosure of accurate information on the Internet in a timely manner.

# Business Results and Financial Conditions

1. Business Results

We report here the business results and financial situation for the first three months of the term ending December 2005 (from January 1, 2005 to March 31, 2004).

(1) General business conditions

During this quarter, the Japanese economy continued to show signs of economic recovery with a recovery in corporate plant and equipment investment and an increase in share prices, etc. In the Internet market, which is the arena in which the Group operates, the number of Internet users in Japan as of the end of December 2004 stood at 79.48 million, which represents a penetration rate of 62.3% of the population, while the upgrading and expansion of the Internet environment is continuing to move forward even further. (*)

In these circumstances, the Group has continued to focus on strengthening its sales power and improving its services in all business fields, aiming at becoming the number one company in providing an Internet platform, including an Internet infrastructure and service infrastructure, under the slogan "The Internet for Everyone." In the Internet Use Support Business (Internet Infrastructure Business), in February 2005 we made @YMC CORPORATION a consolidated subsidiary in an attempt to strengthen our web hosting business. In our Internet Advertising Support Business (Media Business), the Group entered into a partnership with Yahoo! Japan for our JWord Business provided through JWord Inc. (formerly AccessPort Inc.). As a result, during this quarter's consolidated accounting period, the Group recorded sales of 7,657,191,000 yen (up 56.2% year-on-year), operating profit of 914,190,000 yen (46.3% increase year-on-year), ordinary profit of 936,892,000 yen (8.9% increase year-on-year), and current profit of 456,000,000 yen (50.3% decrease year-on-year).

Please also note that from this consolidated accounting period, the names of our business units have changed from the "IxP (Internet Infrastructure Related Business)" to "Internet Use Support Business (Internet Infrastructure Business) " and from the "Internet Ad Media Business" to the "Internet Adverstising Support Business (Media Business) ".

<Segment Information>

・Internet Use Support Business (Internet Infrastructure business)

The Internet Use Support Business (Internet Infrastructure business) achieved sales of 4,566,868,000 yen, up 41.0% from the previous year, and operating profit of 814,205,000 yen, up 97.3% from the previous year. In the web hosting business, GMO Hosting and Technologies, Inc. enjoyed a rise in its revenue thanks to a smooth increase in the number of members.

・Internet Advertising Support Business (Media Business)

The Internet Advertising Support Business (Media Business) posted sales of 3,151,287,000 yen, up 75.1% over the same period last year, and operating profit of 85,990,000 yen, down 55.4%.

From this consolidated accounting period, JWord Inc. (formerly AccessPort Inc.), which became a subsidiary in November 2004, contributed to the Group's consolidated results, and, thanks to the steady growth, the online gaming business has also seen an increase in revenues, but the costs associated with the rebuilding of Opti-in Mail services put pressure on profits, resulting in a fall in profits.

---

* According to the "Communications Usage Trend Survey" released by the Ministry of Internal Affairs and Communications on May 10, 2005.

2. Financial Situation

<Assets, liabilities and shareholders' equity>

Those items among assets, liabilities and shareholders' equity as of March 31 2005 showing a significant change from the results of March 31, 2004 are as follows.
In current assets, "Accounts receivable" has increased 882,061,000 yen. This is largely due to the increase in the number of consolidated subsidiaries. On the other hand, under fixed assets, "Goodwill" increased 267,241,000 yen and the "Account for consolidated adjustments" increased 2,194,568,000 yen. This was mainly due to the partial transfer of business by Bekkoame Internet K.K.,, as well as an increase in the number of new consolidated subsidiaries. In current liabilities, "Short-term debt" rose 4,642,950,000 yen, reflecting mainly the increase in short-term debt for the acquisition of the e-Bank shares.

3.Cash Flow

Despite a pre-tax adjusted current net profit of 990,168,000 yen (down 57.2% year-on year), cash and cash equivalents (hereinafter referred to as "funds") on a consolidated basis this quarter were down 578,820,000 yen on the end of the previous business year, due to outlays of 1,830,188,000 yen (up 95.0% year-on-year) in corporate tax payments. Cash and cash equivalents at the end of the quarter therefore stood at 10,740,533,000 yen.
The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" decreased 1,345,624,000 yen (up 267.8% year-on-year). This is because the pre-tax-adjusted current profit of 990,168,000 yen was offset by a fall in liabilities of 865,854,000 yen and 1,830,188,000 yen worth of corporate tax payments.

"Cash flow from investing activities" increased 1,536,017,000 yen (compared with an increase of 2,100,510,000 yen in the previous year), thanks to the proceeds from the sale of investment securities of 425,385,000 yen, which offset outlays of 1,309,546,000 yen for the acquisition of investment securities and 117,965,000 yen for the acquisition of intangible fixed assets.

"Cash flow from financing activities" increased 2,309,395,000 yen (up 5,114.8% year-on-year), mainly reflecting cash inflows of 2,575,499,000 yen raised by short-term borrowings, in spite of dividend payments amounting to 137,072,000 yen.

3. Projections of consolidated business results for December 31, 2005

(Since the business environment surrounding the Group is subject to significant change over short time frames, the results actually released may differ from the projections.)

- Forecast of consolidated results (from January 1, 2005 to December 31, 2005)

| | FY 2005 | Change from year-ago level | FY 2004 |
|---|---|---|---|
| | Million Yen | % | Million Yen |
| Sales | 34,000 | 44.3 | 23,561 |
| Ordinary profit | 4,000 | 42.6 | 2,805 |
| Current net profit | 2,000 | -22.0 | 2,563 |

- Forecast of the non-consolidated results (from January 1, 2005 to December 31, 2005)

| | FY 2005 | Change from year-ago level | FY 2004 |
|---|---|---|---|
| | Million Yen | % | Million Yen |
| Sales | 11,000 | 34.0 | 8,207 |
| Ordinary profit | 1,800 | 36.8 | 1,315 |
| Current net profit | 1,355 | -38.4 | 2,198 |

Changes in business results and financial conditions for each quarter (consolidated basis)

(Unit: million yen)

| | 2004 1Q | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q |
|---|---|---|---|---|---|
| Operating revenue | 4,900 | 4,927 | 6,197 | 7,536 | 7,657 |
| Operating profit | 624 | 537 | 641 | 1,001 | 914 |
| Ordinary profit | 629 | 552 | 622 | 1,001 | 936 |
| Current net profit | 918 | 830 | 166 | 647 | 456 |
| Total assets | 19,722 | 20,388 | 26,541 | 27,896 | 28,722 |
| Shareholders' equity | 11,665 | 11,869 | 12,592 | 13,350 | 13,547 |

Changes in business results and financial conditions for each quarter (by individual)

(Unit: million yen)

| | 2004 1Q | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q |
|---|---|---|---|---|---|
| Operating revenue | 1,832 | 1,966 | 2,085 | 2,322 | 2,627 |
| Operating profit | 207 | 183 | 231 | 389 | 321 |
| Ordinary profit | 382 | 233 | 281 | 418 | 702 |
| Current net profit | 868 | 663 | 115 | 551 | 752 |
| Total assets | 12,587 | 13,019 | 16,842 | 17,861 | 18,180 |
| Shareholders' equity | 10,447 | 10,475 | 11,164 | 12,088 | 11,655 |

(Reference)

Table: The quarterly change by segment

I. Sales (Unit: million yen)

| | | 2004 1Q | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q |
|---|---|---|---|---|---|---|
| Internet Use Support Business (Internet Infrastructure Business) | | | | | | |
| | Access | 522 | 600 | 615 | 713 | 751 |
| | Domain acquisition | 358 | 326 | 273 | 312 | 399 |
| | Web Hosting business | 1,450 | 1,556 | 1,552 | 1,590 | 1,649 |
| | Website creation and support | 189 | 337 | 329 | 545 | 360 |
| | Security | 17 | 26 | 38 | 41 | 57 |
| | Credit card payment processing services | 34 | 35 | 254 | 279 | 288 |
| | Enterprise communications | 462 | 379 | 672 | 956 | 1,020 |
| | JWord *2 | 179 | 254 | 259 | 355 | - |
| | Others | 23 | 16 | 18 | 60 | 39 |
| | Total segment sales | 3,238 | 3,532 | 4,013 | 4,856 | 4,566 |
| Internet Advertising Support Business (Media Business) | | | | | | |
| | Internet media construction | 1,052 | 819 | 787 | 916 | 630 |
| | Internet advertising sales | 1,496 | 992 | 1,898 | 2,003 | 1,944 |
| | Jword *2 | – | – | – | 121 | 698 |
| | Online gaming | – | – | 1 | 82 | 180 |
| | Others | 24 | 17 | 26 | 36 | 34 |
| | Total | 2,574 | 1,829 | 2,713 | 3,160 | 3,488 |
| | Subtraction of intra-segment sales | (774) | (392) | (411) | (370) | (336) |
| | Total segment sales | 1,799 | 1,437 | 2,301 | 2,789 | 3,151 |
| Deduction of dealings between segments | | (137) | (42) | (118) | (109) | (60) |
| Consolidated sales | | 4,900 | 4,927 | 6,197 | 7,536 | 7,657 |

II. Operating profit and loss (unit: million yen)

| | 2004 1Q | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q |
|---|---|---|---|---|---|
| Internet Use Support Business (Internet Infrastructure Business) | 412 | 442 | 553 | 831 | 814 |
| Internet Advertising Support Business (Media Business) | 192 | 77 | 60 | 156 | 85 |
| Subtotal | 605 | 520 | 613 | 988 | 900 |
| Deduction of dealings between segments | (19) | (17) | (27) | 12 | 13 |
| Consolidated operating profit and loss | 624 | 537 | 641 | 1,001 | 914 |

*1 Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

*2 While in FY2004, sales relating to the JWord business were recorded in both segments, from this consolidated accounting period, they will be recorded in the Internet Advertising Support Business (Media Business) segment.

## Consolidated Financial Statements, etc.

(1) Consolidated Balance Sheet (Not audited)

(Unit: thousand yen)

| Item | As of March 31, 2004 End of the consolidated accounting period of the previous fiscal year | | As of March 31, 2005 End of the consolidated accounting period of this fiscal year | | As of December 31, 2004 Consolidated Balance Sheet Summary in the previous fiscal year | |
|---|---|---|---|---|---|---|
| | Amount | Composition % | Amount | Composition % | Amount | Composition % |
| (Assets) | | | | | | |
| I Current Assets | | | | | | |
| 1 Cash and deposits | 10,476,932 | | 10,977,834 | | 11,556,654 | |
| 2 Accounts receivable | 2,619,372 | | 3,501,433 | | 3,618,436 | |
| 3 Inventory assets | 49,777 | | 35,831 | | 46,071 | |
| 4 Deferred tax asset | 330,517 | | 248,623 | | 388,185 | |
| 5. Other assets | 534,064 | | 1,175,256 | | 883,013 | |
| Allowance for doubtful debts | −378,973 | | −370,022 | | −380,260 | |
| Total Current Assets | 13,631,690 | 69.1 | 15,568,956 | 54.2 | 16,112,100 | 57.8 |
| II Fixed assets | | | | | | |
| 1.Tangible fixed assets | | | | | | |
| (1) Buildings and structures | 55,026 | | 415,375 | | 393,358 | |
| (2) Tools and equipment | 136,696 | | 250,282 | | 239,303 | |
| (3) Land | − | | 382,095 | | 382,095 | |
| (4) Other tangible fixed assets | 42,729 | | 43,992 | | 36,628 | |
| Total Tangible Fixed Assets | 234,452 | 1.2 | 1,091,746 | 3.8 | 1,051,386 | 3.8 |
| 2. Intangible fixed assets | | | | | | |
| (1) Goodwill | 235,051 | | 502,292 | | 598,033 | |
| (2) Software | 463,181 | | 560,833 | | 602,166 | |
| (3) Account for consolidated adjustments | 349,357 | | 2,543,925 | | 2,390,768 | |
| (4) Other intangible fixed assets | 190,461 | | 377,045 | | 355,590 | |
| Total of intangible fixed assets | 1,238,051 | 6.3 | 3,984,096 | 13.9 | 3,946,559 | 14.1 |
| 3. Investments and other assets | | | | | | |
| (1) Investments in securities | 3,688,270 | | 5,773,121 | | 4,716,526 | |
| (2) Investment | 99,781 | | 618,884 | | 494,187 | |
| (3) Long-term loan | 41,730 | | 27,805 | | 28,173 | |
| (4) Deposit | 623,347 | | 977,196 | | 973,055 | |
| (5) Deferred tax asset | 72,670 | | 431,894 | | 174,392 | |
| (6) Others | 109,551 | | 256,903 | | 410,053 | |
| Allowance for bad debt | −17,128 | | −8,482 | | −9,632 | |
| Total of investments and other assets | 4,618,223 | 23.4 | 8,077,324 | 28.1 | 6,786,756 | 24.3 |
| Total of fixed assets | 6,090,727 | 30.9 | 13,153,167 | 45.8 | 11,784,702 | 42.2 |
| Total of assets | 19,722,418 | 100.0 | 28,722,123 | 100.0 | 27,896,802 | 100.0 |

(Unit: thousand yen)

| Item | As of March 31, 2004 End of the consolidated accounting period of the previous fiscal year | | As of March 31, 2005 End of the consolidated accounting period of this fiscal year | | As of December 31, 2004 Consolidated Balance Sheet Summary in the previous fiscal year | |
|---|---|---|---|---|---|---|
| | Amount | Composition % | Amount | Composition % | Amount | Composition % |
| (Liabilities) | | | | | | |
| I. Current liabilities | | | | | | |
| 1. Notes payable and accounts payable – trade | 381,426 | | 1,528,320 | | 1,296,946 | |
| 2. Short-term debt | 35,050 | | 4,678,000 | | 2,178,500 | |
| 3. Accrued amount payable | 1,224,493 | | 1,481,407 | | 2,134,242 | |
| 4. Accrued corporation tax, etc | 1,338,673 | | 390,256 | | 1,753,448 | |
| 5. Deferred tax liability | – | | 277 | | 3,226 | |
| 6. Allowance for bonuses | 39,642 | | 111,529 | | 37,400 | |
| 7. Advance money | 863,766 | | 1,235,794 | | 1,069,035 | |
| 8. Other liabilities | 400,598 | | 1,541,082 | | 1,766,589 | |
| Total of current liabilities | 4,283,650 | 21.7 | 10,966,667 | 38.2 | 10,239,387 | 36.7 |
| II. Fixed liabilities | | | | | | |
| 1. Long-term bonds payable | 7,500 | | – | | – | |
| 2. Long-term debt | 15,200 | | – | | – | |
| 3. Long-term accounts payable | – | | 556,541 | | 553,585 | |
| 4. Deferred tax liability | 556,231 | | 94,560 | | 99,631 | |
| 5. Other fixed liabilities | 21,509 | | 17,450 | | 19,281 | |
| Total of fixed liabilities | 600,441 | 3.1 | 668,552 | 2.3 | 672,498 | 2.4 |
| Total of liabilities | 4,884,091 | 24.8 | 11,635,219 | 40.5 | 10,911,886 | 39.1 |
| (Minority Equity) | | | | | | |
| Minority equity | 3,172,455 | 16.1 | 3,539,456 | 12.3 | 3,634,289 | 13.0 |
| (Shareholder's Equity) | | | | | | |
| I. Capital stock | 3,311,130 | 16.8 | 3,311,130 | 11.5 | 3,311,130 | 11.9 |
| II. Capital reserve | 4,481,292 | 22.7 | 5,289,424 | 18.4 | 5,284,148 | 19.0 |
| III. Earned surplus | 3,217,754 | 16.3 | 4,980,904 | 17.4 | 4,768,047 | 17.1 |
| IV. Other gaps in appraisal of securities | 873,929 | 4.4 | 77,157 | 0.3 | 120,579 | 0.4 |
| V. Equity adjustment from foreign currency translation | 2,371 | 0.0 | 11,172 | 0.0 | 4,598 | 0.0 |
| VI. Own stocks | −220,607 | −1.1 | −122,341 | −0.4 | −137,877 | −0.5 |
| Total of shareholders' equity | 11,665,870 | 59.1 | 13,547,448 | 47.2 | 13,350,626 | 47.9 |
| Total of liabilities, minority equity and shareholders' equity | 19,722,418 | 100.0 | 28,722,123 | 100.0 | 27,896,802 | 100.0 |

(2) Consolidated Profit and Loss Statement (Not audited)

(Unit: thousand yen)

| | Consolidated accounting period in the previous term From January 1, 2004 to March 31, 2004 | | | Consolidated accounting period in this term From January 1, 2005 to March 31, 2005 | | | Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|
| Item | Amount | | Composition % | Amount | | Composition % | Amount | | Composition % |
| I. Operating revenue | | 4,900,160 | 100.0 | | 7,657,191 | 100.0 | | 23,561,986 | 100.0 |
| II. Business expenses | | 1,760,334 | 35.9 | | 3,284,507 | 42.9 | | 9,675,171 | 41.1 |
| III. Sales and general administrative expenses | | 2,515,136 | 51.3 | | 3,458,492 | 45.2 | | 11,081,946 | 47.0 |
| Operating profit | | 624,688 | 12.8 | | 914,190 | 11.9 | | 2,804,867 | 11.9 |
| IV. Non-operating revenue | | | | | | | | | |
| 1. Interest received | 4,399 | | | 2,453 | | | 11,904 | | |
| 2. Fees received | 422 | | | 1,478 | | | 24,992 | | |
| 3. Bad debt recovered | 3,443 | | | 1,217 | | | 8,614 | | |
| 4. Sales compensation payments | – | | | 46,000 | | | – | | |
| 5. Profit from investment partnership | – | | | 11,715 | | | 4,084 | | |
| 6. Others | 6,696 | 14,962 | 0.3 | 18,537 | 81,402 | 1.1 | 34,543 | 84,138 | 0.4 |
| V. Non-operating expenses | | | | | | | | | |
| 1. Interest paid | 70 | | | 3,807 | | | 9,188 | | |
| 2. Stock issue costs | 4,590 | | | – | | | 18,822 | | |
| 3. Loss from investment partnership | – | | | 12,285 | | | 13,134 | | |
| 4. Transfer to allowance for bad debt | – | | | 3,000 | | | – | | |
| 5. Exchange loss | – | | | 4,577 | | | – | | |
| 6. Other operating expenses | 5,876 | 10,536 | 0.2 | 35,029 | 58,700 | 0.8 | 42,383 | 83,528 | 0.4 |
| Ordinary profit | | 629,113 | 12.8 | | 936,892 | 12.2 | | 2,805,478 | 11.9 |
| VI. Extraordinary profit | | | | | | | | | |
| 1. Gain on sales of fixed assets | 38,686 | | | – | | | 38,686 | | |
| 2. Gain on sales of investments on stocks of securities | 2,162,843 | | | 389,250 | | | 3,357,981 | | |
| 3. Profit from change of equity investees | – | | | 26,750 | | | 16,038 | | |
| 4. Gain on return of allowance for doubtful debts | 616 | | | – | | | 8,399 | | |
| 5. Debt forgiveness income | 21,000 | 2,223,145 | 45.4 | – | 416,000 | 5.4 | 23,768 | 3,444,874 | 14.6 |
| VII. Extraordinary loss | | | | | | | | | |
| 1. Loss on sales of fixed assets | – | | | 27,417 | | | – | | |
| 2. Loss on retirement of fixed assets | 1,564 | | | 181,824 | | | 161,893 | | |
| 3. Devaluation of goodwill | – | | | – | | | 42,185 | | |
| 4. Loss on devaluation of subsidiaries | – | | | – | | | 21,503 | | |
| 5. Amortization of the consolidated adjustment account | 451,442 | | | – | | | 444,894 | | |
| 6. Loss on sale of investment securities | – | | | – | | | 2,099 | | |
| 7. Loss on devaluation of affiliated company | 18,460 | | | – | | | 18,932 | | |
| 8. Loss on change of equity investees | – | | | 1,803 | | | 94,073 | | |
| 9. Office relocation cost | – | | | – | | | 12,246 | | |
| 10. Penalty for breaking a lease | 65,858 | | | 72,471 | | | 68,475 | | |
| 11. Others | – | 537,325 | 11.0 | 79,208 | 362,724 | 4.7 | 4,950 | 871,255 | 3.7 |
| Current net profit before adjustment of taxes | | 2,314,934 | 47.2 | | 990,168 | 12.9 | | 5,379,096 | 22.8 |
| Corporate tax, residential tax and business tax | 1,298,643 | | | 454,280 | | | 2,229,871 | | |
| Amount of adjustment, such as corporate tax | 38,126 | 1,336,769 | 27.3 | −27,785 | 426,495 | 5.5 | 325,394 | 2,555,265 | 10.8 |
| Profit of minority shareholders | | 59,891 | 1.2 | | 107,672 | 1.4 | | 260,762 | 1.1 |
| Current period net profit | | 918,272 | 18.7 | | 456,000 | 6.0 | | 2,563,068 | 10.9 |

(3) Statement of Consolidated Surplus (Not audited)

(Unit: thousand yen)

| | Consolidated accounting period in the previous term From January 1, 2004 to March 31, 2004 | | Consolidated accounting period in this term From January 1, 2005 to March 31, 2005 | | Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004 | |
|---|---|---|---|---|---|---|
| Item | Amount | | Amount | | Amount | |
| (Capital Surplus) | | | | | | |
| I. Balance of capital surplus at beginning of term | | 4,432,990 | | 5,284,148 | | 4,432,990 |
| II. Increase in capital surplus | | | | | | |
| 1. Issue of new stocks through stock swap | – | | – | | 774,845 | |
| 2. Gains on sales of treasury stock | 48,301 | 48,301 | 5,276 | 5,276 | 76,312 | 851,158 |
| III. Quarter-end (closing) capital surplus balance | | 4,481,292 | | 5,289,424 | | 5,284,148 |
| (Earned Surplus) | | | | | | |
| I. Balance of earned surplus at beginning of term | | 2,563,536 | | 4,768,047 | | 2,563,536 |
| II. Increase in earned surplus | | | | | | |
| 1. Quarterly (current) net profit | 918,272 | | 456,000 | | 2,563,068 | |
| 2. Increase in earned surplus due to a decrease in the number of consolidated subsidiaries | – | | 14,291 | | 63,565 | |
| 3. Increase in earned surplus due to merger | – | 918,272 | 807,638 | 1,277,931 | 9,226 | 2,635,860 |
| III. Decrease in earned surplus | | | | | | |
| 1. Dividend | 166,005 | | 183,235 | | 277,846 | |
| 2. Bonus payments for directors and auditors | 10,183 | | 35,817 | | 13,604 | |
| 3. Decrease in surplus due to increased number of consolidated subsidiaries | 76,561 | | – | | 124,888 | |
| 4. Decrease in surplus due to mergers | 11,303 | | 846,021 | | – | |
| 5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates | – | 264,054 | – | 1,065,073 | 15,009 | 431,349 |
| IV. Balance of earned surplus at end of period 1st quarter period (at end of the term) | | 3,217,754 | | 4,980,904 | | 4,768,047 |

(4) Statement of consolidated Cash Flow (Not audited)

(Unit: thousand yen)

| | Consolidated accounting period in the previous term From January 1, 2004 to March 31, 2004 | Consolidated accounting period in this term From January 1, 2005 to March 31, 2005 | Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004 |
|---|---|---|---|
| Item | Amount | Amount | Amount |
| I. Cash flow from operating activities | | | |
| Quarterly (current) net profit before adjustment of tax, etc. | 2,314,934 | 990,168 | 5,379,096 |
| Depreciation charge | 69,198 | 144,062 | 495,995 |
| Amortization of the consolidated adjustment account | 504,864 | 154,138 | 609,930 |
| Increase (decrease) in allowance for doubtful debts | −57,284 | −12,473 | −145,116 |
| Increase in allowance for bonuses | – | 72,027 | 4,422 |
| Gain on sales of investments in securities | −2,162,843 | −389,250 | −3,357,981 |
| Interest received and dividend received | −4,399 | −2,453 | −11,904 |
| Interest paid | 70 | 3,807 | 9,188 |
| Foreign currency transaction gain and loss | 508 | – | 3,154 |
| Stock issue costs | 4,590 | – | 18,822 |
| Loss on sales of investments in securities | – | – | 2,099 |
| Loss on devaluation of investments in securities | – | – | 21,503 |
| Appraisal loss of affiliated companies' stocks | 18,460 | – | 18,932 |
| Depreciation of goodwill | – | – | 42,185 |
| Loss on retirement of fixed assets | 1,564 | 181,824 | 161,893 |
| Loss on sales of fixed assets | – | 27,417 | – |
| Gain on sales of fixed assets | −38,686 | – | −38,686 |
| Income from discharge of debts | −21,000 | – | −23,768 |
| Gain from change of equity investees | – | −26,750 | −16,038 |
| Loss from change of equity investees | – | 1,803 | 94,073 |
| Increase (decrease) in accounts receivable | −490,239 | 137,400 | −444,541 |
| Increase (decrease) in other assets | 41,661 | −153,311 | −373,373 |
| Increase (decrease) in inventory assets | – | 10,239 | −32,794 |
| Increase in purchase debts | 83,437 | 226,479 | 9,224 |
| Increase (decrease) in other liabilities | 304,084 | −865,854 | 1,523,341 |
| Paid director's bonuses | – | −16,490 | −17,837 |
| Subtotal | 568,921 | 482,784 | 3,931,823 |
| Interest and dividend received | 3,973 | 2,291 | 4,697 |
| Interest paid | −376 | −512 | −20,703 |
| Payment of corporate tax, etc. | −938,396 | −1,830,188 | −1,478,896 |
| Cash flow from operating activities | −365,877 | −1,345,624 | 2,436,921 |

(Unit: thousand yen)

| Item | Consolidated accounting period in the previous term From January 1, 2004 to March 31, 2004<br>Amount | Consolidated accounting period in this term From January 1, 2005 to March 31, 2005<br>Amount | Consolidated accounting period in the previous term From January 1, 2004 to December 31, 2004<br>Amount |
|---|---|---|---|
| II. Cash flow from investing activities | | | |
| Expenditure incurred by deposit of fixed deposit | −95,124 | − | −97,306 |
| Revenue accrued by repayment of fixed deposit | 95,116 | − | 152,556 |
| Expenditure incurred by acquisition of tangible fixed assets | −29,522 | −76,291 | −265,189 |
| Revenue accrued by sales of tangible fixed assets | − | 1,620 | − |
| Expenditure incurred by acquisition of intangible fixed assets | −274,245 | −117,965 | −579,835 |
| Revenue accrued by sales of intangible fixed assets | 38,686 | 44,901 | 67,234 |
| Expenditure incurred on acquisition of investment in securities | − | −1,309,546 | −2,852,648 |
| Revenue accrued from sale of investment in securities | 2,649,105 | 425,385 | 4,236,424 |
| Expenditure incurred on acquisition of investment in subsidiaries securities | −30,000 | −40,000 | −97,027 |
| Expenditure incurred on acquisition of investments | − | −100,000 | − |
| Expenditure incurred on acquisition of new consolidated subsidiary shares | −180,603 | −279,312 | −935,066 |
| Acceptance of subsidiaries' funds through stock swap | − | − | 1,514,327 |
| Expenditure incurred by loans | −2,586 | −101,048 | −1,148,600 |
| Revenue accrued by collection on loans | 18,531 | 20,694 | 89,048 |
| Expenditure incurred on the transfer of business | − | − | −666,910 |
| Revenue accrued from other investing activities | 96,136 | 164,848 | 32,930 |
| Expenditure incurred by other investing activities | −184,983 | −169,302 | −562,452 |
| Cash flow from investing activities | 2,100,510 | −1,536,017 | −1,112,515 |
| III. Cash flow from financial activities | | | |
| Revenue accrued by short-term loans payable | − | 2,575,499 | 2,203,000 |
| Expenditure incurred by repayment of short-term loans payable | − | −75,999 | −169,229 |
| Expenditure incurred by repayment of long-term loans payable | − | − | −744,002 |
| Expenditure incurred by redemption of debenture | − | − | −12,814 |
| Expenditure incurred by issue of stocks | −4,590 | − | −18,822 |
| Revenue incurred by issue of stocks for minority equity | 208,948 | 26,750 | 158,137 |
| Revenue or expenditure incurred by acquisition of own stocks | − | −18,942 | 327,859 |
| Payment of dividends | −135,154 | −137,072 | −272,822 |
| Payment of dividends for minority shareholders | −24,918 | −60,839 | −31,742 |
| Cash flow from financial activities | 44,285 | 2,309,395 | 1,439,562 |
| IV. Effect of exchange rate changes on cash and cash equivalents | −179 | −6,573 | −5,516 |
| V. Net increase (Decrease) in cash and cash equivalents | 1,778,737 | −578,820 | 2,758,451 |
| VI. Balance of cash and cash equivalents at the beginning of term | 8,524,679 | 11,319,354 | 8,524,679 |
| VII. Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries | 36,222 | − | 36,222 |
| VIII. Balance of cash and cash equivalents at the end of the term | 10,339,640 | 10,740,533 | 11,319,354 |

Exhibit R

**Global Media Online INC.**

May 17, 2005

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: Global Media Online Inc.

Code No.9449

Company representative: Masatoshi Kumagai , Representative Director and President

Contact person: Masashi Yasuda , Executive Director

TEL: 03-5456-2555 (switchboard)

FAX: 03-3780-2611

URL: http://www.gmo.jp

# Individual Profit Forecast for the Year to December 2005 Revised Upwards

GMO/Global Media Online Inc. would like to revise the profit forecast for the year to December 2005, which was announced at the settlement of results announcement for the year up to December 2004 (From January 1, 2004 to December 31, 2004) made on February 18, 2005.

1. Revision of Profit Forecast to December 2005

Revision of Individual Interim Profit Forecast (From January 1, 2005 to June 30, 2005)

| | Sales | Ordinary Profit | Current Net Income (Interim Period) |
|---|---|---|---|
| Previous Forecast (a) As of February 18, 2005 | million yen 5,000 | million yen 750 | million yen 600 |
| New Forecast (b) | 5,220 | 945 | 885 |
| Changed Amount (b-a) | 220 | 195 | 285 |
| Rate of Change | 4.4% | 26.0% | 47.5% |



Revision of Individual Full-Year Profit Forecast to December 2005 (From January 1, 2005 to December 31, 2005)

| | Sales | Ordinary Profit | Current Net Income |
|---|---|---|---|
| Previous Forecast (a)<br>As of February 18, 2005<br>New Forecast (b) | million yen<br><br>11,000 | million yen<br><br>1,700 | million yen<br><br>1,150 |
| Changed Amount (b-a) | 11,000 | 1,800 | 1,35<br>5 |
| Rate of Change | — | 100 | 2<br>05 |
| Previous Forecast (a)<br>As of February 18, 2005 | —% | 5.9% | 17.8% |

2. Reasons for the Revision

(Revision of individual results forecast)

- Due to the fact that renewal sales in the domain acquisition business exceeded initial forecasts, the interim sales forecast has been upwardly revised 220 million yen. On the other hand, full-year profit forecasts will not be revised at this stage, as sales may fluctuate depending on the timing of renewals.
- The interim ordinary profit forecast has been upwardly revised from 750 million yen to 945 million yen due to the fact that, as indicated above, sales exceeded forecasts, the fact that sales personnel costs did not amount to as much as initially forecast, and the fact that dividends paid by subsidiaries were greater that initially planned. Meanwhile, for these reasons and also taking into account predictions that additional sales personnel costs may arise, the full-year ordinary profit forecast has also been upwardly revised from 1,700 million yen to 1,800 million yen.
- The interim and full-year current net income forecasts were upwardly revised from 600 million yen to 885 million yen and from 1,150 million yen to 1,355 million yen respectively, in light of the reasons given above and given that the Company posted a gain on the sale of investment securities of 389 million yen.

(Revision of consolidated results forecast)

- Full-year and interim consolidated forecasts have not be revised, as sales and ordinary profit are currently on track to be in line with previously announced profit forecasts. Moreover, although the Company did post a gain on the sale of investment securities, current net income has also not been revised, as performance is in line with forecasts after the disposal of fixed assets by consolidated subsidiaries. We will provide immediate notification of any future revisions of results forecasts the Company deems necessary in light of future developments.

End



Exhibit S

# Global Media Online INC.

May 20, 2005
For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: Global Media Online Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
FAX: 03-3780-2611
URL: http://www.gmo.jp

## Global Media Online INC. Announces Approval for Listing on First Section of Tokyo Stock Exchange

Global Media Online INC. ("the Company") is pleased to announce that the Company has obtained the approval of the Tokyo Stock Exchange for the listing of its stock on the First Section of the Tokyo Stock Exchange.

The Company will mobilize all available resources of the Group and vigorously work to meet the expectations of the stock market, aiming to operate in a way that contributes to society and the general public by creating a new Internet culture and industry and "smiles and excitement" for customers.

As we pursue these initiatives, we continue to ask for the understanding and support of all of our stakeholders.

Designated date for the listing on the First Section of the Tokyo Stock Exchange
Wednesday, June 1, 2005

Please refer to the page of the Tokyo Stock Exchange below for more details.

http://www.tse.or.jp/english/listing/others/1sec_e.html

RECEIVED
2006 JAN 24 P 1:50
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit T

**Announcement of Exchange of Stock Certificates due to Change of Trade Name**

June 1, 2005

To: Shareholders

From: Masatoshi Kumagai, Representative Director
GMO Internet Inc.
26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo

GMO Internet Inc. is pleased to announce that the 14th Ordinary General Meeting of Shareholders of the Company held on March 29, 2005 passed a resolution to change the Company's trade name from "Global Media Online Inc." to "GMO Internet Inc." The change of name will take effect on June 1, 2005.

As a result of this change, the previous stock certificates on which the former trade name, "Global Media Online Inc." was printed must be exchanged with new certificates bearing the new trade name, "GMO Internet Inc." We therefore ask our shareholders to refer to the procedure described below for exchanging stock certificates. We apologize for any inconvenience this may cause.

Please note that the above procedure is not required with respect to registered share trading units (1 to 99 registered share trading unit/s) that have been recorded in the list of shareholders, shares for which the non-possession system is applied, and shares deposited with the Japan Securities Depository Center Inc.

Please note that share certificates on which the former trade name, "Global Media Online Inc." is printed can be used for the transfers up to and including Thursday, December 29, 2005 [effectively for transfers in which a trade is agreed up to and including Monday, December 26, 2005, but cannot be used for transfers from Wednesday, January 4, 2006 [effectively for transfers for which a trade is agreed from Tuesday, December 27, 2005. We recommend that you complete the exchange procedure as early as possible.

1. Share certificates to be exchanged: Share certificates on which the former trade name, "Global Media Online Inc." was printed.
2. Date of commencement of exchange: Wednesday, June 1, 2005
3. Place for exchange procedure:

Operating section of stock transfer agency: Transfer Agent Department, UFJ Trust Bank Limited
7-10-11, Higashisuna, Koto-ku, Tokyo 137-8081

Agents: Branch offices of UFJ Trust Bank Limited throughout Japan

4. Method of exchange:

We have sent the information separately to the listed addresses of shareholders who possess share certificates for exchange. Please review the information and follow the procedures for exchange.

For inquiries concerning this matter, please contact the above operating section of the stock transfer agency.


RECEIVED
2006 JAN 24 P 1:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**GMO Global Media Online INC**

June 1, 2005
For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: GMO Internet Inc.
(Old name: Global Media Online Inc.)
Code No.9449 Second Section of TSE
Company representative: Masatoshi Kumagai, Representative Director and President
Contact person: Masashi Yasuda, Executive Director
TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

## GMO Lists on First Section of Tokyo Stock Exchange and Changes Corporate Name

Global Media Online Inc. is pleased to announce that on June 1, 2005, the Company listed its shares on the First Section of the Tokyo Stock Exchange with the approval of the Tokyo Stock Exchange.

We at GMO would like to extend our sincere gratitude to all stakeholders for their support and cooperation.

On the same day, the Company changed the corporate name to "GMO Internet, Inc." to better convey a corporate image of an Internet group to facilitate further development. GMO also adopted the new corporate logo shown below for the new corporate identity (CI) of the GMO Group.

All members of the GMO Group remain fully dedicated to creating a new Internet culture and industry. GMO also aims to give its customers cause to smile and the opportunity to experience new sensations through its activities, which are designed to contribute to society while meeting the expectations of our investors.

We hope that we can count on your continued support and cooperation.

Introduction to the new trade name and new logo

* Insert the logo of GMO Internet.

* Insert the logo of GMO Internet Group.

1. Origin of the new trade name

We have used the slogan "Internet for everyone" since 1995. We have operated as a one-stop provider of an environment in which our customers can set up a website. As a corporate group, we have helped more customers start their own website in Japan than any other firm, with our services used by 18.58 million individual customers and 440,000 corporate customers.

We have included the word "Internet" in the new trade name and Group name to clearly show that we are a corporate group centered on the Internet business.

2. Origin of the logo

The design of the two crossing lines denotes communications, networks and the letter "X."

The concept of communications derives from our slogan, "Internet for everyone," and means that the Internet is a bridge that links the world and people.

Networks originate from the Internet itself, our core business, and the logo expresses the first link of the networks that are connected like a chain.

Lastly, X stands for an infinite unknown quantity and symbolizes the Internet's boundless expanse and infinite potential. The GMO Internet Group is committed to fulfilling that potential.

**Exhibit V**

Cabinet Office Ordinance Concerning the Disclosure of Large Holdings of Stock Certificates, etc.
Form No. 1

Cover

| | |
|---|---|
| Submitted document (2): | Correction Report No.1 |
| Applicable provision of the Law: | Paragraph 1 of Article 27-25 of the Law |
| To be submitted to: | The Head of the Kanto Local Finance Bureau |
| Name (3): | Global Media Online Inc.<br>Representative Director Masatoshi Kumagai |
| Address or head office address (3): | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Date when the submission of the report became obligatory (4): | June 1, 2005 |
| Date of submission: | June 8, 2005 |
| Total number of submitters or joint holders: | 1 |
| Form of submission (5): | Others |

I. Details of the Issuing Company (6)

| | |
|---|---|
| Name of issuing company | GMO Payment Gateway, Inc. |
| Company code | 3769 |
| Listed or over-the-counter | Listed |
| Listed stock exchange | TSE Mothers |
| Head office address | 1-22-7, Dogenzaka, Shibuya-ku, Tokyo |

II. Details of Submitter

1. Submitter (large holding party)/1 (7)

(1) Profile of submitter (8)

(i) Submitter (large holding party)

| | |
|---|---|
| Individual or corporation | Corporation |
| Name | GMO Internet Inc. |
| Address or head office address | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Previous name | Global Media Online Inc. |
| Previous address or head office address | |
| | |

(ii) For individual

| Date of birth | |
|---|---|
| Occupation | |
| Name of employer | |
| Address of employer | |

(iii) For corporations

| Established date | June 25, 1976 |
|---|---|
| Name of Representative Director | Masatoshi Kumagai |
| Position of Representative Director | CEO |
| Type of Business | Internet infrastructure business |

(iv) Contact address

| Contact address and name of staff member in charge | Director and manager of Administration Division<br>Toshihiko Sugaya |
|---|---|
| Telephone number | 03－5456－2731 |

**Exhibit W**

Cabinet Office Ordinance Concerning the Disclosure of Large Holdings of Stock Certificates, etc.

Form No. 1

Cover

| | |
|---|---|
| Submitted document (2): | Correction Report No.8 |
| Applicable provision of the Law: | Paragraph 1 of Article 27-25 of the Law |
| To be submitted to: | The Head of the Kanto Local Finance Bureau |
| Name (3): | Global Media Online Inc.<br>Representative Director Masatoshi Kumagai |
| Address or head office address (3): | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Date when the submission of the report became obligatory (4): | June 1, 2005 |
| Date of submission: | June 8, 2005 |
| Total number of submitters or joint holders: | 1 |
| Form of submission (5): | Others |

I. Details of the Issuing Company (6)

| | |
|---|---|
| Name of issuing company | Magclick Inc. |
| Company code | 4784 |
| Listed or over-the-counter | Listed |
| Listed stock exchange | Hercules market of the Osaka Securities Exchange |
| Head office address | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |

II. Details of Submitter

1. Submitter (large holding party)/1 (7)

(1) Profile of submitter (8)

(i) Submitter (large holding party)

| | |
|---|---|
| Individual or corporation | Corporation |
| Name | GMO Internet Inc. |
| Address or head office address | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Previous name | Global Media Online Inc. |
| Previous address or head office address | |
| | |

(ii) For individual

| Date of birth | |
|---|---|
| Occupation | |
| Name of employer | |
| Address of employer | |

(iii) For corporations

| Established date | June 25, 1976 |
|---|---|
| Name of Representative Director | Masatoshi Kumagai |
| Position of Representative Director | CEO |
| Type of Business | Internet infrastructure business |

(iv) Contact address

| Contact address and name of staff member in charge | Director and manager of Administration Division Toshihiko Sugaya |
|---|---|
| Telephone number | 03−5456−2731 |


GMO
INTERNET
GROUP

June 20, 2005


RECEIVED
2005 JAN 24 P 1:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tok

Company name: GMO Internet Inc.

Code No.9449

Company representative: Masatoshi Kumagai , Representative Director and President

Contact person: Masashi Yasuda , Executive Director

TEL: 03-5456-2555 (switchboard)

URL: http://www.gmo.jp

## Allotment of Stock Options (New Share Subscription Rights)

GMO Internet Inc. (the "Company") is pleased to announce that a meeting of the Board of Directors held on June 20, 2005 decided on the details of the issue of new share subscription rights as stock options based on Articles 280-20 and 280-21 of the Commercial Code, which was approved at the 14th Ordinary General Meeting of Shareholders of the Company held on March 29, 2005. The details are as follows.

Note

| | |
|---|---|
| 1. Date of issuance of new share subscription rights | June 20, 2005 |
| 2. Number of new share subscription rights to be issued | 100<br>(Number of shares for each new share subscription right: 100 shares) |
| 3. Issue price of new share subscription rights | Free |
| 4. Type and number of shares which are the object of new share subscription rights | Common shares of the Company: 10,000 shares |
| 5. Amount of payment at the time of the exercise of new share subscription right | ¥303,900 (¥3,039 per share) |
| 6. Total amount of issue price of shares to be issued upon exercise of new share subscription rights | ¥30,390,000 |
| 7. Issue price for the issuance of new shares through the exercise of new share subscription right which is not credited to capital stock | ¥151,900 (¥1,519 per share) |
| 8. Period for exercise of new share subscription right | From April 1, 2006 to March 28, 2015 |
| 9. Persons to whom new share subscription right will be allotted | Directors of major customer companies of the Company group and one employee |

End

Exhibit Y


GMO
INTERNET

July 12, 2005

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: GMO Internet Inc.

Code No.9449

Company representative: Masatoshi Kumagai , Representative Director and President

Contact person: Masashi Yasuda , Executive Director

TEL: 03-5456-2555 (switchboard)

URL: http://www.gmo.jp

## Notice of Basic Agreement Reached with Solis Corporation on Stock Swap

GMO Internet, Inc. ("the Company") is pleased to announce that it has executed a basic agreement with Solis Corporation following a resolution concerning an exchange of shares aimed at strengthening the domain business adopted by a meeting of the Board of Directors on July 12, 2005.

Centered on the Company, Inc. the GMO Internet Group concentrates its management resources on providing Internet infrastructure to run a business to support Internet use and operations to help attract online customers.

In particular, the business to support Internet use encompasses an access business, domain business, server business, payment settlement business and security business.

Known in the form of ".jp" and ".com," domains on the Internet play an important role as addresses of networked computers in cyberspace. The Company offers the domain registration service under the brand name "Onamae.com."

Run by the Company, the "Onamae.com" service has been constantly offering new domains as well as general domains to establish itself as a comprehensive portal specializing in domains since it was designated as the first commercial domain registration body in the Asian region and Japan in April 1999. The Company also strives to increase the utility value by combining this service with the access business and server business.

As a result of these efforts, a large number of customers have registered their domains through the "Onamae.com" service operated by the Company. It boasts the fact that the "Onamae.com" service has engaged in the largest number of registrations of "(general-purpose) .jp domains" and ".com/.net/.org domains" in Asia.

Solis Corporation specializes in the domain registration business. Its domain name registration service covers not only domestic domain names but also domain names across the world.

In this situation, in which it was imperative to respond swiftly to changes and demands in the domain service industry, the Company confirmed that it shared a mutual interest with Solis Corporation in further expanding domain registrations and bolstering services and has thus signed a basic agreement for a stock swap with a view towards owning Solis Corporation as a subsidiary.

The stock swap agreement is set to be executed on August 1, 2005. Based on company valuations prepared by third-party institutions, the value of Solis Corporation agreed on between the parties is approximately 1,125 million yen. The final terms and conditions will be coordinated on the basis of this figure. The Company will make notification of the stock swap ratio and the status after the stock swap as soon as the stock swap agreement is signed.

End


GMO
INTERNET

[Corporate profile]

| | |
|---|---|
| ■ Trade name | Solis Corporation |
| ■ Business activities | (1)Access service and consulting for use of the Internet<br>(2)Development, management and marketing of computer software<br>(3)Planning, production and marketing of information media for advertising and publicity purposes<br>(4)Production of service screens for individual and corporate users and online advertising<br>(5)Production of service screens on the Internet for corporate users and online advertising<br>(6)Survey on registration of commercial Internet domain name registrations, registration brokerage and consulting<br>(7)All services incidental to the services and businesses listed above |
| ■ Founded | February 2001 |
| ■ Postal code | 169-0073 |
| ■ Location | 4F, Asahi Bldg., 1-22-24 Hyakunincho, Shinjuku-ku, Tokyo |
| ■ Facsimile | 03-3371-0961 |
| ■ Officer | Darshaun Nadeau, Representative Director |
| ■ Capital | 10,000,000 yen |
| ■ Number of employees | 9 |
| ■ URL | http://www.solis.jp |
| ■ Affiliations | - An operator designated by Japan Registry Services, Inc.<br>- A member of Japan Internet Providers Association<br>- An ICANN-approved registrar |
| ■ Main bank | The Bank of Tokyo-Mitsubishi, Ltd. |
| ■ Major customers | - Nifty Inc.<br>- NEC Corporation<br>- More than 450 major listed Japanese companies<br>- More than 150 major listed overseas companies |



August 1, 2005

RECEIVED
2005 JAN 24 P 1:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tc
Company name: GMO Internet Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

# GMO Internet to make Solis Corporation a Wholly-Owned Subsidiary via a Stock Swap

GMO Internet, Inc. ("the Company") is pleased to announce that, after the conclusion of a basic agreement for a stock swap with Solis Corporation as announced on July 12, 2005, a decision has been reached at a meeting of the Board of Directors held today (August 1, 2005) to make Solis Corporation a wholly-owned subsidiary through a stock swap due to be executed on September 21, 2005, and that a Stock Swap Agreement has been concluded.

1. Purpose of making Solis Corporation a subsidiary through a stock swap

The GMO Internet Group, at the core of which is the Company, concentrates its management resources on providing Internet infrastructure to run businesses to support Internet use and operations and to help attract online customers.

Identified by the ".jp" and ".com" tags, domains play an important role in identifying the address of networked computers on the Internet. The Company offers a domain registration service under the brand name "Onamae.com".

Run by the Company, the "Onamae.com" service has been constantly offering new domains as well as general domains in order to broadly cater to customer needs as a comprehensive portal specializing in domains since it was designated as the first commercial domain registration body in the Asian region and Japan in April 1999. The Company also strives to increase utility value by combining this service with our access business and server business.

As a result of these efforts, a large number of customers have registered their domains through the "Onamae.com" service operated by the Company. The "Onamae.com" service boasts the largest number of registrations of "(general-purpose) .jp domains" and ".com/.net/.org domains" in Asia.

Meanwhile, Solis Corporation specializes in the domain registration business. Its domain name registration service covers not only domestic domain names but also domain name registrations around the world.

Under this situation, in which it is imperative to respond swiftly to changes and demands in the domain service industry, the Company confirmed that it shared a mutual interest with Solis Corporation in further expanding domain registrations and bolstering services, and thus decided to make Solis Corporation part of the GMO Internet Group through a stock swap.

2. Details of Stock Swap

(1) Stock swap schedule



| Date | Description | GMO Internet | Solis |
|---|---|---|---|
| Aug. 1, 2005 (Mon) | Board of Directors to approve stock swap agreement | ○ | ○ |
| | Conclusion of stock swap agreement | ○ | ○ |
| Aug. 2, 2005 (Tues) | Simple stock swap public notice planned | ○ | — |
| Aug. 16, 2005 (Tues) | Extraordinary General Meeting of Shareholders planned to approval stock swap | * | ○ |
| Sept. 21, 2005 (Wed) | Deadline for stock swap | ○ | ○ |
| Sept. 22, 2005 (Thurs) | Issuance of stock certificates | ○ | — |

* In accordance with the provisions of Article 358 of the Commercial Code (Simple Stock Swap), GMO Internet does not plan to obtain approval at a General Meeting of Shareholders.

(2) Stock exchange ratio

| | GMO Internet (100% parent company) | Solis (100% subsidiary) |
|---|---|---|
| Stock exchange ratio | 1 | 0.524 |

(NB) 1. Share allocation ratio

A total of 0.524 shares of GMO Internet stock will be allocated for each share of Solis Corporation stock (shown here rounded off to fewer than four decimal places). The number of new shares to be issued through the stock swap shall be the equivalent of 429,390 shares of common stock.

2. Results, method and basis of third-party institution appraisal.

The stock swap ratio was agreed upon by the parties involved in the stock swap based on the results of an appraisal conducted by the third-party institution, Attax Business Consulting.

3. New shares to be issued as a result of the stock swap

429,390 shares of common stock

(3) Stock swap subsidization

No stock swap subsidization will be provided.

(4) Dividend computation date

The dividend computation date for new shares to be issued as a result of the stock swap will be July 1, 2005.

3. Profile of Companies Involved in the Stock Swap

| (1) Company Name | GMO Internet Inc. | Solis |
|---|---|---|
| (2) Type of business | 1. Access business<br>2. Web Hosting business<br>3. Domain business | 1. Domain business<br>2. DDNS business |



| (3) Established | May 24, 1991 | February 23, 2001 |
|---|---|---|
| (4) Location of head office | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo | 1-22-24, Hyakunincho, Shinjuku-ku, Tokyo |
| (5) Representative director | Masatoshi Kumagai | Darshaun Nadeau |
| (6) Capital | 3,311,130,000 yen | 10,819,000 yen |
| (7) No. of shares issued | 61,601,988 (as of August 1, 2005) | 819,200 (as of August 1, 2005) |
| (8) Shareholder capital | 13,350,626,000 yen (Dec.2004) | 12,094,000 yen (Dec.2004) |
| (9) Total assets | 27,896,802,000 yen (Dec.2004) | 45,504,000 yen (Dec.2004) |
| (10) End of fiscal year | December 31 | December 31 |
| (11) No. of employees | 189 (Dec. 2004) | 9 (July 2005) |
| (12) Major clients | Sales customers: general clients et al. | Sales customers: general clients et al. |
| 13. Main shareholder & shareholding (more than 10%) | Kumagai Masatoshi Office Ltd. (36.67%) (Dec. 2004) | Darshaun Nadeau (70%) Benjamin Ward (12.1%) |
| (14) Main bank | Bank of Tokyo-Mitsubishi | Bank of Tokyo-Mitsubishi |
| (15) Relationship of companies involved | | |
| Capital relationship | n/a | |
| Personnel relationship | n/a | |
| Business relationship | n/a | |

(16) Performance Over Past 3 Fiscal Years (of Each Company)

| | GMO Internet Inc. (100% parent company) | | | Solis (100% subsidiary) | | |
|---|---|---|---|---|---|---|
| Period | 2002 (~Dec.) | 2003 (~Dec.) | 2004 (~Dec.) | 2002 (~Dec.) | 2003 (~Dec.) | 2004 (~Dec.) |
| Sales (thousand yen) | 6,648,037 | 7,238,375 | 8,207,273 | 45,521 | 191,902 | 158,965 |
| Operating profit (thousand yen) (Δ indicates a loss) | 479,859 | 854,621 | 1,011,495 | Δ24,051 | 30,902 | 570 |
| Ordinary profit(thousand yen) (Δ indicates a loss) | 461,644 | 883,505 | 1,315,925 | Δ24,229 | 30,958 | 153 |



| Net profit (thousand yen) (Δ indicates a loss) | 123,839 | 576,056 | 2,198,740 | Δ24,409 | 30,038 | Δ144 |
|---|---|---|---|---|---|---|
| Net profit per share (yen) | 4.48 | 20.81 | 28.75 | Δ29.80 | 36.67 | Δ0.18 |
| Annual dividend per share (yen) | 4 | 6 | 5* | — | — | — |
| Shareholder capital per share (yen) (Δ indicates a loss) | 294.73 | 360.06 | 197.64 | Δ21.72 | 14.93 | 14.76 |

* A share allocation was executed without charge on the basic date of June 30, 2004, whereby two shares were allocated for each share of common stock. For this reason, the dividend amount shown is the amount after this share allocation.

4. Post-Stock Swap Status

Provided below is the Company profile after the stock swap.

| | |
|---|---|
| (1) Company name | GMO Internet Inc. |
| (2) Type of business | 1. Access business<br>2. Web Hosting business<br>3. Domain business |
| (3) Location of head office | 26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo |
| (4) Representative | Masatoshi Kumagai |
| (5) Capital | 3,311,130,000 yen This merger will not result in any change in authorized capital. |
| (6) Impact on results | The effect of the stock swap on the Company's results will be negligible. Therefore, no revisions have been made for the results forecasts (both consolidated and non-consolidated) for the period ending December 2005 |

End.

**Exhibit AA**

# Announcement of Simplified Stock-Swap

To: Our Shareholders

GMO Internet Inc. is pleased to announce that a meeting of the Board of Directors held on August 1, 2005 has resolved to implement a stock-swap on September 21, 2005. The purpose of the stock-swap is to make Solis Corporation, the head office of which is located at 1-22-24, Hyakunin-cho, Shinjuku-ku, Tokyo, a 100% subsidiary of GMO Internet Inc.

This stock-swap is conducted without the approval of the general meeting of shareholders prescribed in Paragraph 1, Article 353 of the Commercial Code. Therefore, shareholders who oppose this stock-swap are requested to advise the Company of their opposition in writing from the day after this announcement is published until August 16, 2005.

August 2, 2005

Masatoshi Kumagai, Representative Director
GMO Internet Inc.
26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo

RECEIVED
2006 JAN 24 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Summary of Consolidated Interim Financ for the Term Ending December 2005

Name of Listed Company: **GMO Internet, Inc.**
Code: 9449 Head Office Address: Tokyo
(URL http://www.gmo.jp)
Representative: Position: President & Representative director Name: Masatoshi Kumagai
Contact: Position: Executive Director Name: Masashi Yasuda Telephone: 81-3-5456-2555
Date of Board Meeting: August 15, 2005
Whether US GAAP is applied: None

1. Consolidated business results for the first half of the term ending December 2005 (from January 1, 2005 to June 30, 2005)

(1) Financial results (Amounts rounded down to the nearest one million yen)

| | Sales | | Operating profit | | Ordinary profit | |
|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % |
| Interim term ending June 2005 | 14,304 | (45.5) | 1,122 | (- 3.4) | 1,154 | (- 2.3) |
| Interim term ending June 2004 | 9,828 | (31.6) | 1,162 | (10.7) | 1,181 | (23.3) |
| Accounting term ending December 2004 | 23,561 | (50.3) | 2,804 | (32.8) | 2,805 | (44.1) |

| | Interim (current) profit | | Interim (current) profit per share | | Fully diluted net profit per share | |
|---|---|---|---|---|---|---|
| | Million yen | % | Yen | Sen | Yen | Sen |
| Interim term ending June 2005 | 666 | (- 61.9) | 10 | 88 | 10 | 80 |
| Interim term ending June 2004 | 1,748 | (343.8) | 62 | 87 | 61 | 80 |
| Accounting term ending December 2004 | 2,563 | (146.4) | 44 | 81 | 44 | 16 |

(NOTE) 1. Equity in earning or loss of investees: 0 yen for the interim term ending 2005, a loss of 0 yen for the interim term ending 2004, and a loss of 0 yen for the accounting term ending December 2004
2. Average outstanding shares durings the term (consolidated): 61,269,067 shares for the interim term ending 2005, 27,818,386 shares for the interim term ending 2004, and 56,315,494 shares for the accounting term ending December 2004
3. Change in accounting method: Yes
4. Percentages shown for sales, operating profit, ordinary profit, and interim (current) profit indicate the rate of increase or decrease compared to the interim term in the previous year.

(2) Consolidated financial conditions

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share | |
|---|---|---|---|---|---|
| | Million yen | Million yen | % | Yen | Sen |
| Interim term ending June 2005 | 27,487 | 13,627 | 49.6 | 222 | 08 |
| Interim term ending June 2004 | 20,388 | 11,869 | 58.2 | 424 | 50 |
| Accounting term ending December 2004 | 27,896 | 13,350 | 47.9 | 217 | 93 |

Note: Number of total outstanding shares (consolidated): 61,365,248 shares for the interim term ending 2005, 27,960,134 shares for the interim term ending 2004, and 61,078,374 shares for the accounting term ending December 2004

(3) Consolidated cash flow

| | Cash flow from operating activities | Cash flow from investment activities | Cash flow from financial activities | Closing balance of cash and cash equivalents |
|---|---|---|---|---|
| | Million yen | Million yen | Million yen | Million yen |
| Interim term ending June 2005 | - 378 | - 412 | 797 | 11,327 |
| Interim term ending June 2004 | 494 | 2,627 | 19 | 11,701 |
| Accounting term ending December 2004 | 2,436 | - 1,112 | 1,439 | 11,319 |

(4) Matters concerning the scope of consolidation and the application of the equity method
Number of consolidated subsidiaries: 21, Number of non-consolidated equity method companies: 0, Number of affiliated equity method companies: 0

(5) Change in the scope of consolidation and the application of the equity method
Number of newly consolidated companies: 2, Number of companies excluded from consolidation: 5, Number of companies newly subject to the equity method: 0, Number of companies excluded from application of the equity method: 0

2. Projections of consolidated business results the term ending December 2005

| | Sales | Ordinary profit | Current net profit |
|---|---|---|---|
| | Million yen | Million yen | Million yen |
| Full year | 38,000 | 4,500 | 2,000 |

(Reference) Anticipation for current net profit per share (Full year): 32.70 yen
(Note) Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

# Status of the Corporate Group

The Company Group consists of Global Media Online Inc. (hereinafter referred to as the "Company") and 21 subsidiaries. Under the corporate slogan, "Internet for Everyone," we have concentrated our management resources on providing Internet infrastructure services, or the provision of an Internet "platform."
The mainstay businesses of this Group are business related to Internet use support (Internet Infrastructure Business), the Internet advertising support (Media Business), and associated businesses.
The businesses of the Group and the positioning of those businesses are as follows, and the business classification is the same as the business classification used in the segment information by business type.

| Business classification | Major operations | | Major company |
|---|---|---|---|
| Internet Use Support Business (Internet Infrastructure Business) | Access operations | Internet access service (Note 1) | Company |
| | Domain registration | Domain acquisition service (Note 2)<br>Service offering the *"internetnumber"* | Company<br>INTERNET NUMBER CORPORATION<br>paperboy&co. |
| | Web Hosting operations | Rental server service (hosting service) (Note 3) | Company<br>GMO Hosting and Technologies, Inc.<br>paperboy&co.<br>WEBKEEPERS, INC.<br>@YMC CORPORATION |
| | Website construction and support | Website construction, operations support service, systems consulting service | Company<br>Grandsphere Co., Ltd. |
| | Security operations | Information security and personal, corporate and organization authentication systems for the Internet | GeoTrust Japan, inc. |
| | Settlement operations | Credit card billing service | GMO Payment Gateway, Inc. |
| | Enterprise communications | Enterprise communications-related services | GMO Communications Inc.<br>Telecom Online K.K. |
| | Other business | Organization aimed at information gathering, research and promotion of advanced Internet technologies | GMO Research Institute Inc. |
| Internet Advertising Support Business (Media Business) | Internet media construction | Development and operation of Internet advertising media including mailing lists (Note 4), Opt-in Mail services, wall-paper, bulletin boards, etc. | Tea Cup Communication, Ltd.<br>GMO Media Inc.<br>(FormerGMO Mobile&Desktop Inc.)<br>GMO Affiliate, Inc. |
| | Internet advertising sales | Sale of advertisements in which advertisements offering employment and Internet advertising media such as mail magazines (Note 5) and opt-in mail (Note 6) are the major media for advertising | Magclick Inc.<br>San Planning Corporation |
| | Jword operations | JWord (keywords in Japanese) service (Note 7) | Company<br>Mag Click Co., Ltd.<br>GMO Communications Inc.<br>JWord Inc. (Former AccessPort Inc.) |
| | Online gaming | Planning and management of online games | Net Clue, Inc. |
| | Other business | Provision of Internet research systems and the management and operation of research monitors | GMO Research, Inc.<br>(Former GMO Media and Solutions Inc.) |

Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

Note 1. The service is branded interQ MEMBERS, BB plus and Bekkoame.

Note 2. This service is branded as Onamae.com and covers procedures for registration and renewal of domain names. Domain names are identifiers for computers or networks on the Internet, such as ".com," ".net," and ".co.jp," which serve as addresses.

Note 3. This service leases part of the disk space of a server that provides information on the Internet. Currently, the service operates under such brand names as BROARD SERVER, interQ Office, Marugoto Server, ISLE, Rapidsite, and Lolipop.

Note 4. This is a system in which information on a specific subject is exchanged between specific people by email.

Note 5. Mail magazines are reading material that publishers regularly distribute to subscribers by email.

Note 6. Opt-in mail is a form of email advertisement. Under this system, users who wish to receive the opt-in mails subscribe to the service and register in advance for the categories of information that they wish to receive. Advertising companies distribute their advertisements directly to the subscribers in the categories that they specified. This service is distinguished from spam, as users make a prior agreement that the opt-in mail is addressed to them.

Note 7. Jword is a service in which users are able to directly access to websites and results of search by directly in putting some Japanese keyword, such as a company name, a product name or a service name, in the address bar on the browser instead of URL on PC where the plug-in is installed.

List of Consolidated Subsidiaries

| Company Name | Percentage of voting rights or equity share held | Category | Business Details |
|---|---|---|---|
| GMO Communications Co., Ltd. | 100.0% | Consolidated subsidiary | Enterprise communications and Internet-related business |
| GMO Research Institute Inc. | 100.0% | Consolidated subsidiary | Organization aimed at information gathering, research and promotion of advanced Internet technologies |
| Net Clue Japan, Inc. | 100.0% | Consolidated subsidiary | Planning and management of online games |
| Telecom Online K. K. | 100.0% | Consolidated subsidiary | Enterprise communications and Internet-related business |
| Payment-One, Inc. (*1) | 100.0% | Consolidated subsidiary | Operation and provision of online credit network for credit cards |
| Grandsphere Co., Ltd. | 92.5% | Consolidated subsidiary | System consulting business |
| GMO Media Inc. (Former GMO Mobile&Desktop Inc.) (*2) | 81.6% | Consolidated subsidiary | Service to provide, develop and operate "wallpaper," an information and ads distribution system for desktops and diverse mail media |
| GMO Research, Inc. (Former GMO Media and Solutions Inc.) (*2) | 81.0% | Consolidated subsidiary | Research business |
| GMO Hosting and Technologies, Inc. (*3) | 71.1% | Consolidated subsidiary | Rental server business |
| INTERNET NUMBER CORPORATION | 69.6% | Consolidated subsidiary | Service offering the "*internetnumber*" |
| AccessPort Inc. (Current JWord Inc.) | 62.7% | Consolidated subsidiary | Jword (keywords in Japanese) service |
| GMO Payment Gateway, Inc. (*4) | 52.9% | Consolidated subsidiary | Operation and provision of online credit network for credit cards |
| GMO Affiliate, Inc. (*5) | 51.0% | Consolidated subsidiary | Affiliate services |
| paperboy & Co. | 50.2% | Consolidated subsidiary | Rental service business for individual users |
| Mag Click Co., Ltd. | 43.2% | Consolidated subsidiary | Sale of e-mail advertisements in which mail magazines and opt-in mail are the major media for ads |
| GeoTrust Japan, inc. | 100.0% (100.0%) | Consolidated subsidiary | Information security and personal, corporate and organization authentication systems for the Internet |
| Net Clue Korea, Inc. | 100.0% (100.0%) | Consolidated subsidiary | Planning and management of online games |

| @YMC CORPORATION (*6) | 100% (100.0%) | Consolidated subsidiary | Rental server business |
|---|---|---|---|
| WEBKEEPERS,INC. (United States) | 70.0% (70.0%) | Consolidated subsidiary | Rental server business |
| San Planning Corporation | 67.0% (67.0%) | Consolidated subsidiary | Advertisement agency business |
| Tea Cup Communication, Ltd. | 51.0% (51.0%) | Consolidated subsidiary | Internet community service |

(*)

1. Inactive company after management integration through the transfer of business to GMO Payment Gateway, Inc.
2. Part of the business of GMO Media and Solutions Inc. was transferred to GMO Mobile&Desktop Inc. in May 2005 through a spin-off. Because of this transfer, the name was changed from GMO Media and Solutions Inc. to GMO Research Inc. and from GMO Mobile&Desktop Inc. to GMO Media Inc. on the same day.
3. Onamae.com Co., Ltd., a former consolidated subsidiary of GMO, was taken over in February 2005 with GMO Hosting and Technologies, Inc., also a consolidated subsidiary, being the surviving company.
4. GMO Payment Gateway, Inc. was listed on the Tokyo Stock Exchange Mothers Market on April 4, 2005.
5. GMO Affiliate, Inc. was established on April 25, 2005.
6. @YMC CORPORATION became a consolidated subsidiary in February 2005 after a stock acquisition by GMO Hosting and Technologies, Inc., another consolidated subsidiary.
7. E-sumai Inc., which had been a consolidated subsidiary, was merged into Next Co., Ltd., the surviving company, as of April 1, 2005, and E-sumai Inc. was dissolved.
8. As of January 1, 2005, the Company as a surviving company merged with CCS Holding Co., Ltd., i's Factory, Ltd. and 3721 Soft Inc., which had been consolidate subsidiaries.
9. The figures in parentheses denote the percentage of indirect ownership.

[Business Organization Chart] The organization chart of the businesses is as follows:

Internet Use Support Business
(Internet Infrastructure Business)

Company

Affiliation regarding part of the hosting service

Commissioned sale of part of the merchandise related to Internet infrastructure

GMO Hosting and Technologies, Inc.

WEBKEEPERS,INC.

@YMC CORPORATION

GMO Communications Co., Ltd.

GMO Research Institute Inc.

INTERNET NUMBER CORPORATION

Payment-One, Inc.

GeoTrust Japan, inc.

paperboy& co.

Grandsphere Co., Ltd

GMO Payment Gateway, Inc.

Telecom Online K. K.

Internet Advertising Support Business (Media Business)

Mag Click Co., Ltd.

Consignment sales of ads

GMO San Planning INC.

Provision of services

Media Rep
Ad agencies

Advertisers

Provision of ads media

GMO Media Inc.

AccessPort Inc.
(Current JWord Inc.)

Tea Cup Communication, Ltd.

Net Clue Japan, Inc.

Net Clue, Inc.

GMO Affiliate, Inc.

GMO Research, Inc.

Provision of services

Internet users

Provision of services

Customers

Consolidated

# Management Policy

1.Basic management policy

Under the slogan, "Internet for Everyone" and with our tireless entrepreneurial imagination, our Group focuses its management resources on providing an Internet platform, including an Internet infrastructure and service infrastructure. With a view to creating sustainable corporate value, we provide an organic combination of the Internet Use Support Business (Internet Infrastructure Business) and Internet Advertising Support Business (Media Business), and strive to establish an Internet Media Group in which each of these parts works in synergy so that our corporate activities contribute to society through the creation of an Internet culture and industry.

Management philosophy: We believe the following concepts are important to our staff, and are committed to sharing them.

○ Basic principle: The Internet for Everyone

1. Dream (To what are you dedicating your life?)
   ⇨ To obtain a dominant position (either the largest market share or the sole player) in the Internet sector.
2. Vision (Where do we find a goldmine?)
   ⇨ In the ongoing digital revolution, we will concentrate our management resources on providing an Internet platform to make substantial profits.
3. Philosophy (What is our purpose?)
   ⇨ Our activities create a new Internet culture and industry to contribute to society. We also make you smile and we touch your hearts.

The businesses of our Group:

The star indicates the business categories in which our Group is engaged.


Internet Content Business
Internet Advertising Support Business
(Media Business)
Internet Use Support Business
(Internet Infrastructure Business)
Software business
Hardware business
Business fields of the Group
☆ Online gaming
☆ Internet media construction
☆ Internet advertising sales
☆ JWord business
☆ Access
☆ Domain acquisition
☆ Rental server
☆ Website creation
☆ Security
☆ Online settlement
Browser
OS
Personal computer
Server

2. Basic Policy Concerning Distribution of Profits

For the distribution of profits, while our basic policy is to return profits according to the earnings situation, we have adopted a policy of deciding on the distribution of profits, focusing on the continuation of long-term, stable dividends as well as giving consideration to improving retained earnings to enable us to bolster our corporate strength and prepare for future business developments in a comprehensive way.

Based on this dividend policy, in the term ending December 2005, the Company plans to pay an interim dividend of three yen per share and a final dividend of three yen per share, totaling six yen per share.

3. Position and policy on lowering the unit of investment

The Company lowered the number of stocks per unit from 500 to 100 in February 2004, to increase the liquidity of stocks and expand the range of investors. Moreover, the Company executed a 2-for-1 stock split in August 2004. In reviewing the unit of investment in future, we will carefully study the cost and effect of any change in consideration of performance and market demands.

4. Target Management Indices

We emphasize the ratio of recurring profit to sales as a managerial index, which serves as a gauge of profitability. We have not currently set or announced any short-term target but we intend to continue to aim for further improvement.

5. Medium-to-Long Term Management Strategy

The Group offers all manner of services such as access, domain acquisition, rental servers, website creation and support, online settlement, security, and Internet advertising, etc., under the marketing and advertising slogan of "Becoming Japan's Internet Division." In other words, the Group is the only group in Japan providing comprehensive Internet services, backed by our development and operation of our own one-stop services necessary for enterprises to both use the Internet and to attract customers, and our powerful sales framework. We currently have approximately 430,000 corporate and entrepreneurial customers using our services, particularly our domain acquisition and server services.

In the fiscal year under review, we operated the JWord business by consolidating JWord Inc.

This business provides services enabling the display of major search sites such as Yahoo!JAPAN and provides users with direct navigation to websites through the search on the address bar of a web browser, based on an alliance with the leading portal site Yahoo!JAPAN. We consider this a major business for the future.

The Company also made a resolution in September 2005 to make Orient Sinpan Co., Ltd. a subsidiary. As the personal finance service has high affinity with the Internet, the combination of Orient Sinpan with the Group's Internet business will improve our ability to attract more customers and bolster user convenience and will further bolster the income base of the Group.

We will endeavor to continue to expand corporate value and the business base as an integrated Internet company by entering into the financial business, in addition to the synergy between the existing businesses and the JWord business.

6. Issues for the Company

(1) Improving management efficiency through reorganization of the corporate group

Although the businesses of the Group have expanded significantly with the acquisition of management resources through an M&A strategy, we believe that a future issue for us is to efficiently use the management resources that we have acquired.

We will continue our initiatives to improve the efficiency of Group management in the future, and will take full advantage of our management resources by seeking synergies among our businesses.

(2) Improving selling power by diversifying the sales channel

The Group's marketing is conducted with a focus on "pull-type marketing" (the method of attracting customers primarily through Internet advertising), and we benefit from our accumulated expertise in this field. We will continue to use pull-type marketing as our primary marketing technique, but we also plan to continue to work on bolstering our sales system target enterprise customers, but expanding facilities and increasing personnel at call centers, etc.

(3) Improving customer satisfaction

Given a future in which competition in the Internet sector will become even tougher, we believe that improving the level of customer satisfaction is essential for encouraging customers to continue to use our services. The entire Company will work as one to bolster customer satisfaction. It will do this by improving the quality of service, strengthening customer support systems, and promoting communications with customers so that they feel pleased and grateful with our services.

7. Basic position on establishment of an administrative organization (corporate governance) and status of measures in this respect

(Basic stance on corporate governance)

The Company understands that its most important challenge is to increase the soundness and transparency of its business administration and to make flexible managerial decisions and achieve appropriate management to ensure a continuous increase in corporate value.

(Measures taken for corporate governance)

(1) The status of the administrative organization responsible for corporate managerial decision-making, execution and supervision and other corporate governance structures

In the Company, the Board of Directors and the Board of Auditors are responsible for auditing and supervising operations. The Board of Directors consists of 12 directors and makes decisions on issues specified in management policies and in laws and regulations, as well as on important management affairs. Positioned as the supervisory organization on business operations, it carries out appropriate and swift managerial decision-making.

The Board of Auditors consists of three auditors, two of whom are outside auditors. The auditors attend meetings of the Board of Directors and other important meetings and inspect the operational and financial situation in accordance with the regulations of the Board of Auditors to examine the performance of directors.

(2) Human relations, capital or trading relationships and other interests between the Company and its outside auditors

None of the Company's outside auditors has any relationship of interest of concern to the Company.

(3) Initiatives over the past twelve months to strengthen corporate governance

The Company makes decisions on important management matters and reviews business conditions at meetings of the Board of Directors, which are held four times a month. It deliberates on matters promptly and properly under the strict supervision of the Board of Statutory Auditors. The Company has also established an Internal Audit Office which carries out internal audits on the conduct of business and the status of control, and also evaluates and makes suggestions to Group companies.

The Company will endeavor to further strengthen its system of disclosure to ensure fuller disclosure of accurate information on the Internet in a timely manner.

# Business Results and Financial Conditions

1. Business Results

We report here the business results and financial situation for the consolidated interim term ending December 2005 (from January 1, 2005 to June 30, 2005).

(1) General business conditions

During the first half of the period under review, the Japanese economy exhibited positive signs underpinned by a recovery of capital investment in the corporate sector and rising share prices. In the Internet market, which is the arena in which the Group operates, the number of users of broadband services reached 296,890,000 in Japan at the end of March 2005. The Internet environment is now firmly established, and Internet use continues to grow (*).

In these circumstances, the Group has continued to focus on strengthening its sales power and improving its services in all business fields, aiming at becoming the number one company in providing an Internet platform, including an Internet infrastructure and service infrastructure, under the slogan "The Internet for Everyone." In the Internet Use Support Business (Internet Infrastructure Business), in February 2005 we made @YMC CORPORATION a consolidated subsidiary in an attempt to strengthen our rental server business. In our Internet Advertising Support Business (Media Business), the Group entered into a partnership with Yahoo! Japan for our JWord Business provided through JWord Inc. (formerly AccessPort Inc.). As a result, during this interim consolidated accounting period, the Group recorded sales of 14,304,032,000 yen (up 45.5% year-on-year), operating profit of 1,122,201,000 yen (3.4% decrease year-on-year), ordinary profit of 1,154,241,000 yen (2.3% decrease year-on-year), and current profit of 666,603,000 yen (61.9% decrease year-on-year).

GMO Payment Gateway, Inc., which is a consolidated subsidiary, was listed on the Tokyo Stock Exchange Mothers Market on April 4, 2005. Because of this listing, the Company posted a 709,995,000 yen profit from the change of equity holdings, while a 515,174,000 yen loss on liquidation of business was recorded, because of factors such as the shrinkage of telecommunications-related businesses at consolidated subsidiaries.

Please also note that from this consolidated accounting period, the names of our business units have changed from the "IxP (Internet Infrastructure Related Business)" to "Internet Use Support Business (Internet Infrastructure Business)" and from the "Internet Ad Media Business" to the "Internet Adverstising Support Business (Media Business)".

<Segment Information>

・Internet Use Support Business (Internet Infrastructure business)

The Internet Use Support Business (Internet Infrastructure business) achieved sales of 8,417,984,000 yen, up 24.3% from the previous year, and operating profit of 1,423,079,000 yen, up 66.3% from the previous year. In the web hosting operations, GMO Hosting and Technologies, Inc. enjoyed a rise in its revenue thanks to a smooth increase in the number of members.

・Internet Advertising Support Business (Media Business)

The Internet Advertising Support Business (Media Business) posted sales of 6,013,107,000 yen, an increase of 85.8% year on year, and an operating loss of 330,087,000 yen, compared with an operating profit of 269,762,000 yen for the previous interim period.

From this consolidated accounting period, JWord Inc. (formerly AccessPort Inc.), which became a subsidiary in November 2004, contributed to the Group's consolidated results, and, thanks to the steady growth, the online gaming business has also seen an increase in revenues, but profit declined because of a sharp increase in costs for sales personnel and business equipment moved from the Internet Use Support Business.

* According to the "Changes in the Number of Subscribers for Broadband Service" released by the Ministry of Internal Affairs and Communications on July 8, 2005

2. Financial Situation

<Assets, liabilities and shareholders' equity>

Those items among assets, liabilities and shareholders' equity as of June 30 2005 showing a significant change from the results of June 30, 2004 are as follows.

In current assets, "Accounts receivable" has increased 473,639,000 yen. This is largely due to the increase in the number of consolidated subsidiaries. On the other hand, under fixed assets, "Account for consolidated adjustments" increased 1,978,820,000 yen and the "Investments in securities" increased 3,238,271,000 yen. The major factors for the increase are a rise in the number of new consolidated subsidiaries and the acquisition of shares in eBank Corporation. In current liabilities, "Short-term debt" rose 2,178,000,000 yen, reflecting mainly the increase in short-term debt for the acquisition of the e-Bank shares.

3. Cash Flow

Cash flow for this interim period increased 8,096,000 yen from the end of the previous fiscal year, to 11,327,451,000 yen, thanks to a pre-tax adjusted current net profit of 1,331,133,000 yen (down 66.6% year on year) and 1,255,193,000 yen in revenue accrued from the issue of stocks for minority equity (rising 11,133.2% year on year), offsetting the payment of income taxes of 1,779,297,000 yen (an increase of 88.9% year on year).

The status of each item of cash flow and related factors are as follows.

"Cash flow from operating activities" decreased 378,262,000 yen (compared with an increase of 494,903,000 yen in the previous year). This is because the pre-tax-adjusted current profit of 1,331,133,000 yen was offset by a fall in liabilities of 223,662,000 yen and 1,779,297,000 yen worth of corporate tax payments.

"Cash flow from investing activities" increased 412,426,000 yen (compared with an increase of 2,627,743,000 yen in the previous year), thanks to the proceeds from the sale of investment securities of 828,205,000 yen, which offset outlays of 1,481,346,000 yen for the acquisition of investment securities and 302,397,000 yen for the acquisition of intangible fixed assets.

"Cash flow from financing activities" increased 797,533,000 yen (up 4,041.3% year on year), mainly reflecting 1,255,193,000 yen in revenue accruing from the issue of stocks for minority equity, offsetting the payment of dividends of 180,634,000 yen.

3. Projections of consolidated business results for December 31, 2005
(Since the business environment surrounding the Group is subject to significant change over short time frames, the results actually released may differ from the projections.)

- Forecast of consolidated results (from January 1, 2005 to December 31, 2005)

| | FY 2005 | Change from year-ago level | FY 2004 |
|---|---|---|---|
| | Million yen | % | Million yen |
| Sales | 38,000 | 161.3 | 23,561 |
| Ordinary profit | 4,500 | 160.4 | 2,805 |
| Current net profit | 2,000 | - 22.0 | 2,563 |

- Forecast of the non-consolidated results (from January 1, 2005 to December 31, 2005)

| | FY 2005 | Change from year-ago level | FY 2004 |
|---|---|---|---|
| | Million yen | % | Million yen |
| Sales | 10,000 | 21.8 | 8,207 |
| Ordinary profit | 1,500 | 14.0 | 1,315 |
| Current net profit | 1,200 | - 45.4 | 2,198 |

**Changes in business results and financial conditions for each quarter (consolidated basis)**

(Unit: million yen)

| | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q | 2005 2Q |
|---|---|---|---|---|---|
| Operating revenue | 4,927 | 6,197 | 7,536 | 7,657 | 6,646 |
| Operating profit | 537 | 641 | 1,001 | 914 | 208 |
| Ordinary profit | 552 | 622 | 1,001 | 936 | 217 |
| Current net profit | 830 | 166 | 647 | 456 | 210 |
| Total assets | 20,388 | 26,541 | 27,896 | 28,722 | 27,487 |
| Shareholders' equity | 11,869 | 12,592 | 13,350 | 13,547 | 13,627 |

**Changes in business results and financial conditions for each quarter (by individual)**

(Unit: million yen)

| | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q | 2005 2Q |
|---|---|---|---|---|---|
| Operating revenue | 1,966 | 2,085 | 2,322 | 2,627 | 2,508 |
| Operating profit | 183 | 231 | 389 | 321 | 186 |
| Ordinary profit | 233 | 281 | 418 | 702 | 237 |
| Current net profit | 663 | 115 | 551 | 752 | 161 |
| Total assets | 13,019 | 16,842 | 17,861 | 18,180 | 16,017 |
| Shareholders' equity | 10,475 | 11,164 | 12,088 | 11,655 | 11,713 |

(Reference)

Table: The quarterly change by segment

I. Sales

(Unit: million yen)

| | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q | 2005 2Q |
|---|---|---|---|---|---|
| Internet Use Support Business (Internet Infrastructure Business) | | | | | |
| Access | 600 | 615 | 713 | 751 | 716 |
| Domain acquisition | 326 | 273 | 312 | 399 | 380 |
| Web hosting | 1,556 | 1,552 | 1,590 | 1649 | 1,763 |
| Website construction and support | 337 | 329 | 545 | 360 | 221 |
| Security | 26 | 38 | 41 | 57 | 68 |
| Credit card payment processing | 35 | 254 | 279 | 288 | 303 |
| Enterprise communications | 379 | 672 | 956 | 1,020 | 377 |
| JWord *2 | 254 | 259 | 355 | - | - |
| Others | 16 | 18 | 60 | 39 | 20 |
| Total segment sales | 3,532 | 4,013 | 4,856 | 4,566 | 3,851 |
| Internet Advertising Support Business (Media Business) | | | | | |
| Internet media construction | 819 | 787 | 916 | 630 | 447 |
| Internet advertising sales | 992 | 1,898 | 2,003 | 1,944 | 1,587 |
| Jword *2 | - | - | 121 | 698 | 834 |
| Online gaming | - | 1 | 82 | 180 | 210 |
| Others | 17 | 26 | 36 | 34 | 19 |
| Total | 1,829 | 2,713 | 3,160 | 3,488 | 3,099 |
| Subtraction of intra-segment sales | (392) | (411) | (370) | (336) | (237) |
| Total segment sales | 1,437 | 2,301 | 2,789 | 3,151 | 2,861 |
| Deduction of dealings between segments | (42) | (118) | (109) | (60) | (66) |
| Consolidated sales | 4,927 | 6,197 | 7,536 | 7,657 | 6,646 |

II. Operating profit and loss

(unit: million yen)

| | 2004 2Q | 2004 3Q | 2004 4Q | 2005 1Q | 2005 2Q |
|---|---|---|---|---|---|
| Internet Use Support Business (Internet Infrastructure Business) | 442 | 553 | 831 | 814 | 608 |
| Internet Advertising Support Business (Media Business) | 77 | 60 | 156 | 85 | - 416 |
| Subtotal | 520 | 613 | 988 | 900 | 192 |
| Deduction of dealings between segments | (17) | (27) | 12 | 13 | 15 |
| Consolidated operating profit and loss | 537 | 641 | 1,001 | 914 | 208 |

*1: Please note that from this consolidated accounting period, the names of our business units have changed from the IxP (Internet Infrastructure Related Business) to Internet Use Support Business (Internet Infrastructure Business) and from the Internet Ad Media Business to the Internet Adverstising Support Business (Media Business).

*2: While in FY2004, sales relating to the JWord business were recorded in both segments, from this consolidated accounting period, they will be recorded in the Internet Advertising Support Business (Media Business) segment.

Consolidated Interim Financial Statements, etc.

(1) [Consolidated Interim Financial Statements]

1) [Consolidated Interim Balance Sheet]

(Unit: thousand yen)

| Item | | As of June 30, 2004 End of the consolidated accounting period of the previous fiscal year | | As of June 30, 2005 End of the consolidated accounting period of this fiscal year | | As of December 31, 2004 Consolidated balance sheet summary in the previous fiscal year | |
|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) |
| (Assets) | | | | | | | |
| I Current Assets | | | | | | | |
| 1 Cash and deposits | | 11,838,930 | | 11,467,451 | | 11,556,654 | |
| 2 Accounts receivable | | 2,337,359 | | 2,810,998 | | 3,618,436 | |
| 3 Inventory assets | | 35,485 | | 28,685 | | 46,071 | |
| 4 Deferred tax asset | | 386,523 | | 633,108 | | 388,185 | |
| 5.Shortterm loans receivable | | 117,075 | | 97,249 | | — | |
| 6. Other assets | | 327,981 | | 996,546 | | 883,013 | |
| Allowance for doubtful debts | | - 347,639 | | - 329,222 | | - 380,260 | |
| Total Current Assets | | 14,695,715 | 72.1 | 15,704,818 | 57.1 | 16,112,100 | 57.8 |
| II Fixed assets | | | | | | | |
| 1.Tangible fixed assets | | | | | | | |
| (1) Buildings and structures | | 65,814 | | 176,650 | | 393,358 | |
| (2) Tools and equipment | | 156,899 | | 318,453 | | 239,303 | |
| (3) Other tangible fixed assets | | 7,677 | | 48,666 | | 418,724 | |
| Total Tangible Fixed Assets | | 230,391 | 1.1 | 543,770 | 2.0 | 1,051,386 | 3.8 |
| 2. Intangible fixed assets | | | | | | | |
| (1) Goodwill | | 631,794 | | 477,568 | | 598,033 | |
| (2) Software | | 448,228 | | 565,101 | | 602,166 | |
| (3) Account for consolidated adjustments | | 333,383 | | 2,312,203 | | 2,390,768 | |
| (4) Other intangible fixed assets | | 230,893 | | 394,557 | | 355,590 | |
| Total of intangible fixed assets | | 1,644,300 | 8.1 | 3,749,430 | 13.6 | 3,946,559 | 14.1 |
| 3. Investments and other assets | | | | | | | |
| (1) Investments in securities | | 2,648,912 | | 5,522,403 | | 4,716,526 | |
| (2) Deposit | | 575,429 | | 1,035,180 | | 973,055 | |
| (3) Deferred tax asset | | 213,058 | | 323,645 | | 174,392 | |
| (4) Others | | 396,884 | | 615,448 | | 932,414 | |
| Allowance for bad debt | | - 16,078 | | - 7,331 | | - 9,632 | |
| Total of investments and other assets | | 3,818,207 | 18.7 | 7,489,346 | 27.3 | 6,786,756 | 24.3 |
| Total of fixed assets | | 5,692,899 | 27.9 | 11,782,546 | 42.9 | 11,784,702 | 42.2 |
| Total of assets | | 20,388,614 | 100.0 | 27,487,365 | 100.0 | 27,896,802 | 100.0 |

| Item | | As of June 30, 2004 End of the consolidated accounting period of the previous fiscal year | | As of June 30, 2005 End of the consolidated accounting period of this fiscal year | | As of December 31, 2004 Consolidated balance sheet summary in the previous fiscal year | |
|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) |
| (Liabilities) | | | | | | | |
| I. Current liabilities | | | | | | | |
| 1. Notes payable and accounts payable – trade | | 352,053 | | 1,202,083 | | 1,296,946 | |
| 2. Short-term debt | | — | | 2,178,000 | | 2,178,500 | |
| 3. Current portion of long-term debt | | 17,400 | | — | | — | |
| 3. Accrued amount payable | | 1,078,305 | | 2,283,287 | | 2,134,242 | |
| 4. Accrued corporation tax, etc | | 2,019,010 | | 752,671 | | 1,753,448 | |
| 6. Allowance for bonuses | | 50,570 | | 108,832 | | 37,400 | |
| 7. Advance money | | 929,771 | | 1,248,938 | | 1,069,035 | |
| 8. Other liabilities | | 399,588 | | 1,535,569 | | 1,769,815 | |
| Total of current liabilities | | 4,846,699 | 23.8 | 9,309,382 | 33.9 | 10,239,387 | 36.7 |
| II. Fixed liabilities | | | | | | | |
| 1. Long-term accounts payable | | — | | 560,353 | | 553,585 | |
| 2. Deferred tax liability | | 358,835 | | 78,412 | | 99,631 | |
| 3. Other fixed liabilities | | 20,013 | | 52,950 | | 19,281 | |
| Total of fixed liabilities | | 378,848 | 1.8 | 691,716 | 2.5 | 672,498 | 2.4 |
| Total of liabilities | | 5,225,548 | 25.6 | 10,001,099 | 36.4 | 10,911,886 | 39.1 |
| (Minority Equity) | | | | | | | |
| Minority equity | | 3,293,844 | 16.2 | 3,858,485 | 14.0 | 3,634,289 | 13.0 |
| (Shareholder's Equity) | | | | | | | |
| I. Capital stock | | 3,311,130 | 16.2 | 3,311,130 | 12.1 | 3,311,130 | 11.9 |
| II. Capital reserve | | 4,483,809 | 22.0 | 5,309,729 | 19.3 | 5,284,148 | 19.0 |
| III. Earned surplus | | 4,053,668 | 19.9 | 5,024,284 | 18.3 | 4,768,047 | 17.1 |
| IV. Other gaps in appraisal of securities | | 230,878 | 1.1 | 31,509 | 0.1 | 120,579 | 0.4 |
| V. Equity adjustment from foreign currency translation | | 2,449 | 0.0 | 13,668 | 0.0 | 4,598 | 0.0 |
| VI. Own stocks | | - 212,714 | - 1.0 | - 62,540 | - 0.2 | - 137,877 | - 0.5 |
| Total of shareholders' equity | | 11,869,221 | 58.2 | 13,627,780 | 49.6 | 13,350,626 | 47.9 |
| Total of liabilities, minority equity and shareholders' equity | | 20,388,614 | 100.0 | 27,487,365 | 100.0 | 27,896,802 | 100.0 |

2) [Consolidated Interim Profit and Loss Statement]

| Item | | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | | | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | | | Consolidated profit and loss statement summary in the previous fiscal year From January 1, 2004 to December 31, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) |
| I. Operating revenue | | | 9,828,127 | 100.0 | | 14,304,032 | 100.0 | | 23,561,986 | 100.0 |
| II. Business expenses | | | 3,719,088 | 37.9 | | 6,139,986 | 42.9 | | 9,675,171 | 41.1 |
| III. Sales and general administrative expenses | | | 4,946,934 | 50.3 | | 7,041,843 | 49.2 | | 11,081,946 | 47.0 |
| Operating profit | | | 1,162,104 | 11.8 | | 1,122,201 | 7.9 | | 2,804,867 | 11.9 |
| IV. Non-operating revenue | | | | | | | | | | |
| 1. Interest received | | 5,365 | | | 7,031 | | | 11,904 | | |
| 2. Fees received | | 2,424 | | | 4,911 | | | 24,992 | | |
| 3. Bad debt recovered | | 5,765 | | | 1,818 | | | 8,614 | | |
| 4. Profit from investment partnership | | 10,375 | | | 11,715 | | | 4,084 | | |
| 5. Business compensations | | — | | | 48,300 | | | — | | |
| 6. Others | | 10,917 | 34,848 | 0.4 | 39,823 | 113,600 | 0.8 | 34,543 | 84,138 | 0.4 |
| V. Non-operating expenses | | | | | | | | | | |
| 1. Interest paid | | 244 | | | 9,791 | | | 9,188 | | |
| 2. Stock issue costs | | 4,742 | | | 5,156 | | | 18,822 | | |
| 3. Loss from investment partnership | | — | | | 10,264 | | | 13,134 | | |
| 4. Exchange loss | | 1,998 | | | 7,637 | | | — | | |
| 5. Other operating expenses | | 8,372 | 15,357 | 0.2 | 48,710 | 81,560 | 0.6 | 42,383 | 83,528 | 0.4 |
| Ordinary profit | | | 1,181,595 | 12.0 | | 1,154,241 | 8.1 | | 2,805,478 | 11.9 |
| VI. Extraordinary profit | | | | | | | | | | |
| 1. Gain on sales of fixed assets | | 38,686 | | | 11,319 | | | 38,686 | | |
| 2. Gain on sales of investments on stocks of securities | | 3,316,006 | | | 446,176 | | | 3,357,981 | | |
| 3. Gain on sales of shares in affiliated companies | | — | | | 319,304 | | | — | | |
| 4. Profit from change of equity investees | | — | | | 709,995 | | | 16,038 | | |
| 5. Gain on return of allowance for doubtful debts | | 1,695 | | | — | | | 8,399 | | |
| 6. Debt forgiveness income | | 21,000 | 3,377,388 | 34.4 | — | 1,486,795 | 10.4 | 23,768 | 3,444,874 | 14.6 |
| VII. Extraordinary loss | | | | | | | | | | |
| 1. Loss on sales of fixed assets | | — | | | 94,785 | | | — | | |
| 2. Loss on retirement of fixed assets | | 38,100 | | | 197,253 | | | 161,893 | | |
| 3. Devaluation of goodwill | | — | | | 64,914 | | | 42,185 | | |
| 4. Amortization of the consolidated adjustment account | | 444,894 | | | — | | | 444,894 | | |
| 5. Loss on devaluation of subsidiaries | | — | | | 401 | | | 21,503 | | |
| 6. Loss on sale of investment securities | | — | | | — | | | 2,099 | | |
| 7. Loss on devaluation of affiliated company | | 18,518 | | | — | | | 18,932 | | |
| 8. Loss on change of equity investees | | 4,741 | | | 230,889 | | | 94,073 | | |
| 9. Penalty for breaking a lease | | 65,858 | | | 8,807 | | | 68,475 | | |

| | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| 10. Loss on liquidation of business | — | | | 515,174 | | | 12,246 | | |
| 11. Expenses for change in corporate name | — | | | 37,566 | | | — | | |
| 12. Payments for damages | — | | | 160,110 | | | — | | |
| 13. Others | — | 572,113 | 5.8 | — | 1,309,903 | 9.2 | 4,950 | 871,255 | 3.7 |
| Current net profit before adjustment of taxes | | 3,986,869 | 40.6 | | 1,331,133 | 9.3 | | 5,379,096 | 22.8 |
| Corporate tax, residential tax and business tax | 2,006,793 | | | 800,292 | | | 2,229,871 | | |
| Amount of adjustment, such as corporate tax | 94,974 | 2,101,768 | 21.4 | - 246,370 | 553,922 | 3.8 | 325,394 | 2,555,265 | 10.8 |
| Profit of minority shareholders | | 136,127 | 1.4 | | 110,607 | 0.8 | | 260,762 | 1.1 |
| Current period net profit | | 1,748,973 | 17.8 | | 666,603 | 4.7 | | 2,563,068 | 10.9 |

(3) [Statement of Consolidated Surplus]

| Item | | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 Amount (thousand yen) | | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 Amount (thousand yen) | | Statement of consolidated surplus summary in the previous fiscal year From January 1, 2004 to December 31, 2004 Amount (thousand yen) | |
|---|---|---|---|---|---|---|---|
| (Capital Surplus) | | | | | | | |
| I. Balance of capital surplus at beginning of term | | | 4,432,990 | | 5,284,148 | | 4,432,990 |
| II. Increase in capital surplus | | | | | | | |
| 1. Issue of new stocks through stock swap | | | | | | 774,845 | |
| 2. Gains on sales of treasury stock | | 50,818 | 50,818 | 25,580 | 25,580 | 76,312 | 851,158 |
| III. Balance of capital reserve at end of term | | | 4,483,809 | | 5,309,729 | | 5,284,148 |
| (Earned Surplus) | | | | | | | |
| I. Balance of earned surplus at beginning of term | | | 2,563,536 | | 4,768,047 | | 2,563,536 |
| II. Increase in earned surplus | | | | | | | |
| 1. Interim (current) net profit | | 1,748,973 | | 666,603 | | 2,563,068 | |
| 2. Increase in earned surplus due to a decrease in the number of consolidated subsidiaries | | — | | 2,471 | | 63,565 | |
| 3. Increase in earned surplus due to merger | | — | 1,748,973 | — | 669,075 | 9,226 | 2,635,860 |
| III. Decrease in earned surplus | | | | | | | |
| 1. Dividend | | 166,005 | | 367,330 | | 277,846 | |
| 2. Bonus to directors and statutory auditors | | 9,993 | | 36,063 | | 13,604 | |
| 3. Decrease in surplus due to increased number of consolidated subsidiaries | | 71,538 | | — | | 124,888 | |
| 4. Decrease in surplus due to mergers | | 11,303 | | 8,805 | | — | |
| 5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates | | — | 258,842 | 638 | 412,838 | 15,009 | 431,349 |
| IV. Balance of earned surplus at end of term | | | 4,053,668 | | 5,024,284 | | 4,768,047 |

(4) [Statement of Consolidated Cash Flow]

| Item | | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 Amount (thousand yen) | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 Amount (thousand yen) | Statement of consolidated cash flow summary in the previous fiscal year From January 1, 2004 to December 31, 2004 Amount (thousand yen) |
|---|---|---|---|---|
| I. Cash flow from operating activities | | | | |
| Interim (current) net profit before adjustment of tax, etc. | | 3,986,869 | 1,331,133 | 5,379,096 |
| Depreciation charge | | 196,012 | 289,900 | 495,995 |
| Amortization of the consolidated adjustment account | | 525,860 | 292,001 | 609,930 |
| Decrease in allowance for doubtful debts | | - 89,668 | - 54,425 | - 145,116 |
| Increase in allowance for bonuses | | 35,692 | 71,118 | 4,422 |
| Gain on sales of investments in securities | | - 3,316,006 | - 446,177 | - 3,357,981 |
| Gain on sales of shares in affiliated companies | | — | - 319,304 | — |
| Interest received and dividend received | | - 5,365 | - 7,031 | - 11,904 |
| Interest paid | | 244 | 9,792 | 9,188 |
| Foreign currency transaction gain and loss | | 956 | — | 3,154 |
| Stock issue costs | | 4,742 | 5,156 | 18,822 |
| Loss on sales of investments in securities | | | 401 | 2,099 |
| Loss on devaluation of investments in securities | | — | — | 21,503 |
| Appraisal loss of affiliated companies' stocks | | 18,518 | — | 18,932 |
| Depreciation of goodwill | | — | 64,914 | 42,185 |
| Loss on retirement of fixed assets | | 38,100 | 197,253 | 161,893 |
| Loss on sales of fixed assets | | — | 94,785 | — |
| Gain on sales of fixed assets | | - 38,686 | - 11,319 | - 38,686 |
| Loss on liquidation of business | | — | — | — |
| Income from discharge of debts | | - 21,000 | — | - 23,768 |
| Loss from change of equity investees | | 4,741 | 230,889 | 94,073 |
| Gain from change of equity investees | | — | - 709,995 | - 16,038 |
| Increase (decrease) in accounts receivable | | - 213,846 | 806,647 | - 444,541 |
| Increase (decrease) in inventory assets | | - 22,519 | 17,385 | - 32,794 |
| Increase (decrease) in other assets | | 73,622 | - 95,744 | - 373,373 |
| Increase in purchase debts | | 70,123 | - 97,377 | 9,224 |
| Increase (decrease) in other liabilities | | 175,367 | - 223,662 | 1,523,341 |
| Paid director's bonuses | | — | - 43,025 | - 17,837 |
| Subtotal | | 1,423,760 | 1,403,319 | 3,931,823 |
| Interest and dividend received | | 4,795 | 7,208 | 4,697 |
| Interest paid | | - 242 | - 9,492 | - 20,703 |
| Payment of corporate tax, etc. | | - 933,409 | - 1,779,297 | - 1,478,896 |
| Cash flow from operating activities | | 494,903 | - 378,262 | 2,436,921 |

| Item | | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | Statement of consolidated cash flow summary in the previous fiscal year From January 1, 2004 to December 31, 2004 |
|---|---|---|---|---|
| | | Amount (thousand yen) | Amount (thousand yen) | Amount (thousand yen) |
| II. Cash flow from investing activities | | | | |
| Expenditure incurred by deposit of fixed deposit | | - 95,124 | — | - 97,306 |
| Revenue accrued by repayment of fixed deposit | | 95,116 | 97,300 | 152,556 |
| Expenditure incurred by acquisition of tangible fixed assets | | - 62,386 | - 177,279 | - 265,189 |
| Revenue accrued by sales of tangible fixed assets | | — | 615,919 | — |
| Expenditure incurred by acquisition of intangible fixed assets | | - 787,506 | - 302,397 | - 579,835 |
| Revenue accrued by sales of intangible fixed assets | | 38,686 | 37,048 | 67,234 |
| Expenditure incurred on acquisition of investment in securities | | - 323,288 | - 1,481,346 | - 2,852,648 |
| Revenue accrued from sale of investment in securities | | 4,096,860 | 828,205 | 4,236,424 |
| Revenue accrued from redemption of investment in securities | | — | 277,500 | — |
| Expenditure incurred on acquisition of investment in subsidiaries securities | | - 30,000 | - 265,716 | - 97,027 |
| Revenue accrued from sales of shares in subsidiaries | | — | 338,470 | — |
| Revenue accrued on acquisition of new consolidated subsidiary shares | | — | - 278,234 | - 935,066 |
| Acceptance of subsidiaries' funds through stock swap | | — | — | 1,514,327 |
| Amount of decrease resulting from change in scope of consolidation related to merger of subsidiaries | | — | - 57,265 | — |
| Expenditure incurred by acquisition of shares in subsidiaries relating to the change in scope of consolidation | | - 180,603 | — | — |
| Expenditure incurred by loans | | - 103,750 | - 102,481 | - 1,148,600 |
| Revenue accrued by collection on loans | | 20,585 | 43,973 | 89,048 |
| Expenditure incurred on the transfer of business | | — | - 30,207 | - 666,910 |
| Revenue accrued from other investing activities | | 147,488 | 273,534 | 32,930 |
| Expenditure incurred by other investing activities | | - 188,334 | - 229,448 | - 562,452 |
| Cash flow from investing activities | | 2,627,743 | - 412,426 | - 1,112,515 |
| III. Cash flow from financial activities | | | | |
| Revenue accrued by short-term loans payable | | — | — | 2,203,000 |
| Expenditure incurred by repayment of short-term loans payable | | — | - 500 | - 169,229 |
| Expenditure incurred by repayment of long-term loans payable | | - 4,350 | — | - 744,002 |
| Expenditure incurred by redemption of debenture | | - 12,814 | — | - 12,814 |
| Expenditure incurred by issue of stocks | | - 4,742 | - 5,156 | - 18,822 |
| Revenue incurred by issue of stocks for minority equity | | 11,174 | 1,255,193 | 158,137 |
| Revenue or expenditure incurred by acquisition of own stocks | | 225,594 | - 202,571 | 327,859 |
| Payment of dividends | | - 164,024 | - 180,634 | - 272,822 |

| | | | | |
|---|---|---|---|---|
| Payment of dividends for minority shareholders | | - 31,579 | - 68,797 | - 31,742 |
| Cash flow from financial activities | | 19,258 | 797,533 | 1,439,562 |
| IV. Effect of exchange rate changes on cash and cash equivalents | | - 1,169 | 1,251 | - 5,516 |
| V. Net increase (Decrease) in cash and cash equivalents | | 3,140,734 | 8,096 | 2,758,451 |
| VI. Balance of cash and cash equivalents at the beginning of term | | 8,524,679 | 11,319,354 | 8,524,679 |
| VII. Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries | | 36,222 | — | 36,222 |
| VIII. Balance of cash and cash equivalents at the end of the term | | 11,701,637 | 11,327,451 | 11,319,354 |

**Summary of Non-Consolidated Interim Financial Statements**
**for the Term Ending December 2005**


FASF

August 15, 2005

Name of Listed Company: GMO Internet, Inc.
Code: 9449
(URL http://www.gmo.jp)
Representative: Position: President & Representative director — Name: Masatoshi Kumagai
Contact: Position: Executive Director — Name: Masashi Yasuda — Telephone: 81-3-5456-2555
Date of Board Meeting: August 15, 2005
Date payment of interim dividend begins: September 29, 2005
Exchange: First Section of Tokyo Stock Exchange
Head Office Address: Tokyo
Is interim dividend system available: Yes
Is stock trade unit adopted: Yes (one stock trade unit:100 shares)

1. Business results for the first half of the term ending December 2005 (from January 1, 2005 to June 30, 2005)

(1) Financial results (Amounts rounded down to the nearest one million yen)

| | Sales | | Operating profit | | Ordinary profit | |
|---|---|---|---|---|---|---|
| | Million yen | % | Million yen | % | Million yen | % |
| Interim term ending June 2005 | 5,136 | ( 35.2) | 507 | ( 29.8) | 939 | ( 52.5) |
| Interim term ending June 2004 | 3,799 | ( 4.9) | 391 | (- 15.3) | 616 | ( 31.5) |
| Accounting term ending December 2004 | 8,207 | | 1,011 | | 1,315 | |

| | Interim (current) profit | | Interim (current) profit per share | |
|---|---|---|---|---|
| | Million yen | % | Yen | Sen |
| Interim term ending June 2005 | 913 | (- 40.4) | 14 | 91 |
| Interim term ending June 2004 | 1,531 | ( 633.2) | 55 | 06 |
| Accounting term ending December 2004 | 2,198 | | 38 | 75 |

(NOTE) 1. Average number of shares during term: 61,269,067 shares for the interim term ending June 2005, 27,818,386 shares for the interim term ending June 2004, and 56,315,494 shares for the accounting term ending December 2004
2. Change in accounting method: None
3. Percentages shown for sales, operating profit, ordinary profit, and interim (current) profit indicate the rate of increase or decrease compared to the interim term in the previous year.

(2) Cash dividends

| | Interim dividend per share | | Annual dividend per share | |
|---|---|---|---|---|
| | Yen | Sen | Yen | Sen |
| Interim term ending June 2005 | 3 | 00 | — | |
| Interim term ending June 2004 | 2 | 00 | — | |
| Accounting term ending December 2004 | — | | 5 | 00 |

(Notes) Details of dividends for interim term ending June 2005: 3 yen

(3) Financial conditions (Amounts rounded down to the nearest one million yen)

| | Total assets | Shareholders' equity | Shareholders' equity ratio | Shareholders' equity per share | |
|---|---|---|---|---|---|
| | Million yen | Million yen | % | Yen | Sen |
| Interim term ending June 2005 | 16,017 | 11,713 | 73.1 | 190 | 88 |
| Interim term ending June 2004 | 13,019 | 10,475 | 80.5 | 374 | 67 |
| Accounting term ending December 2004 | 17,861 | 12,088 | 67.7 | 197 | 64 |

(NOTE) 1. Number of outstanding shares at end of term: 61,601,988 shares for the interim term ending June 2005, 28,364,394 shares for the interim term ending June 2004, and 61,601,988 shares for the accounting term ending December 2004
2. Number of company's own stocks at end of term: 236,740 shares for the interim term ending June 2005, 404,260 shares for the interim term ending June 2004, and 523,614 shares for the accounting term ending December 2004

2. Projections of business results for term ending December 2005 (from January 1, 2005 to December 31, 2005)

| | Sales | Ordinary profit | Current net profit | Annual dividend per share: Interim dividend | | Final dividend | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Million yen | Million yen | Million yen | Yen | Sen | Yen | Sen | Yen | Sen |
| Full year | 10,000 | 1,500 | 1,200 | 3 | 00 | 3 | 00 | 6 | 00 |

(Reference) Anticipation for current net profit per share (Full year): 19.58 yen
(Note) Since the business environment surrounding the Group is subject to significant change in a short period of time the results that will actually be released may differ from the projections.

[Interim Financial Statements, etc.]

(1) [Interim Financial Statements]

1) [Interim Balance Sheet]

| Item | | As of June 30, 2004 End of the accounting period of the previous fiscal year | | | As of June 30, 2005 End of the accounting period of this fiscal year | | | As of December 31, 2004 Balance sheet summary in the previous fiscal year | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) |
| (Assets) | | | | | | | | | | |
| I. Current Assets | | | | | | | | | | |
| 1 Cash and deposits | | | 6,621,894 | | | 3,323,576 | | | 5,359,141 | |
| 2.Trade account receivable | | | 1,072,291 | | | 1,112,199 | | | 1,337,458 | |
| 3 Inventory assets | | | 3,542 | | | 3,352 | | | 2,887 | |
| 4.Shortterm loans receivable | | | 128,200 | | | 854,909 | | | 767,479 | |
| 5 Deferred tax asset | | | 367,660 | | | 164,050 | | | 251,040 | |
| 6. Other assets | | | 160,718 | | | 268,523 | | | 304,666 | |
| Allowance for doubtful debts | | | - 336,100 | | | - 235,617 | | | - 279,059 | |
| Total Current Assets | | | 8,018,208 | 61.6 | | 5,490,992 | 34.3 | | 7,743,615 | 43.4 |
| II. Fixed assets | | | | | | | | | | |
| 1.Tangible fixed assets | | | | | | | | | | |
| (1) Building | | | 38,200 | | | 52,984 | | | 44,125 | |
| (3) Tools and equipment | | | 32,695 | | | 95,172 | | | 68,932 | |
| (3) Other tangible fixed assets | | | 2,815 | | | 1,570 | | | 2,111 | |
| Total Tangible Fixed Assets | | | 73,711 | 0.6 | | 149,727 | 0.9 | | 115,169 | 0.6 |
| 2. Intangible fixed assets | | | | | | | | | | |
| (1) Goodwill | | | 515,599 | | | 388,414 | | | 443,902 | |
| (2) Software | | | 66,789 | | | 114,324 | | | 88,700 | |
| (3) Software suspense account | | | — | | | 175,056 | | | 75,141 | |
| (4) Telephone subscription right | | | 36,357 | | | 38,805 | | | 38,805 | |
| (5) Other intangible fixed assets | | | 95,861 | | | 89,568 | | | 90,359 | |
| Total of intangible fixed assets | | | 714,607 | 5.5 | | 806,170 | 5.0 | | 736,910 | 4.1 |
| 3.Investments and other assets | | | | | | | | | | |
| (1) Investments in securities | | | 139,904 | | | 3,817,925 | | | 2,591,603 | |
| (2) Affiliated company's stocks | | | 2,936,921 | | | 3,913,558 | | | 4,645,789 | |
| (3) Long-term loans receivable | | | — | | | 1,001,050 | | | 1,025,360 | |
| (4) Deposit | | | 463,373 | | | 320,629 | | | 469,132 | |
| (5) Deferred tax asset | | | 541,470 | | | 581,790 | | | 412,761 | |
| (6) Others | | | 313,511 | | | 105,924 | | | 130,353 | |
| Allowance for bad debt | | | - 181,900 | | | - 6,840 | | | - 8,940 | |
| Allowance for investment losses | | | — | | | - 163,062 | | | — | |
| Total investment and other assets | | | 4,213,281 | 32.3 | | 9,570,976 | 59.8 | | 9,266,060 | 51.9 |
| Total of fixed assets | | | 5,001,600 | 38.4 | | 10,526,874 | 65.7 | | 10,118,139 | 56.6 |
| Total of assets | | | 13,019,808 | 100.0 | | 16,017,866 | 100.0 | | 17,861,754 | 100.0 |

| Item | | As of June 30, 2004 End of the accounting period of the previous fiscal year | | As of June 30, 2005 End of the accounting period of this fiscal year | | As of December 31, 2004 Balance sheet summary in the previous fiscal year | |
|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) |
| (Liabilities) | | | | | | | |
| I. Current liabilities | | | | | | | |
| 1. Short-term debt | | — | | 2,178,000 | | 2,178,000 | |
| 2. Accrued amount payable | | 685,683 | | 1,332,197 | | 1,003,554 | |
| 3. Accrued expenses | | 180 | | 163 | | 222 | |
| 4. Accrued corporation tax, etc | | 1,642,000 | | 393,000 | | 1,361,000 | |
| 5. Advance money | | 61,966 | | 154,911 | | 149,082 | |
| 6. Allowance for bonuses | | 31,200 | | 36,374 | | 10,538 | |
| 7. Other liabilities | | 35,607 | | 115,483 | | 840,144 | |
| Total of current liabilities | | 2,456,638 | 18.8 | 4,210,129 | 26.3 | 5,542,541 | 31.0 |
| II. Fixed liabilities | | | | | | | |
| 1. Deposit received for guarantee | | 87,396 | | 94,535 | | 230,615 | |
| Total of fixed liabilities | | 87,396 | 0.7 | 94,535 | 0.6 | 230,615 | 1.3 |
| Total of liabilities | | 2,544,034 | 19.5 | 4,304,664 | 26.9 | 5,773,156 | 32.3 |
| (Shareholder's Equity) | | | | | | | |
| I. Capital stock | | 3,311,130 | 25.4 | 3,311,130 | 20.7 | 3,311,130 | 18.5 |
| II. Capital reserve | | | | | | | |
| 1. Capital reserve | | 4,432,990 | | 5,207,835 | | 5,207,835 | |
| 2. Other capital surplus Gain or loss on disposal of treasury shares | | 50,818 | | 101,893 | | 76,312 | |
| Total capital surplus | | 4,483,809 | 34.5 | 5,309,729 | 33.1 | 5,284,148 | 29.6 |
| III. Earned surplus | | | | | | | |
| 1. Earned reserve | | 13,600 | | 13,600 | | 13,600 | |
| 2. Voluntary reserve | | 700,000 | | 700,000 | | 700,000 | |
| 3. Unappropriated retained earnings | | 2,179,949 | | 2,418,739 | | 2,735,219 | |
| Total earned surplus | | 2,893,549 | 22.2 | 3,132,339 | 19.5 | 3,448,819 | 19.3 |
| IV. Other gaps in appraisal of securities | | — | | 22,544 | | 182,377 | 1.0 |
| V. Own stocks | | - 212,714 | - 1.6 | - 62,540 | - 0.4 | - 137,877 | - 0.7 |
| Total of shareholders' equity | | 10,475,774 | 80.5 | 11,713,202 | 73.1 | 12,088,597 | 67.7 |
| Total of liabilities shareholders' equity | | 13,019,808 | 100.0 | 16,017,866 | 100.0 | 17,861,754 | 100.0 |

(2) [Interim Profit and Loss Statement]

| Item | | Accounting period in the previous term From January 1 to June 30, 2004 | | | Accounting period in this term From January 1 to June 30, 2005 | | | Profit and loss statement summary in the previous fiscal year From January 1, 2004 to December 31, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) |
| I. Operating revenue | | | 3,799,012 | 100.0 | | 5,136,113 | 100.0 | | 8,207,273 | 100.0 |
| II. Business expenses | | | 2,147,773 | 56.5 | | 3,425,974 | 66.7 | | 4,735,060 | 57.7 |
| III. Sales and general administrative expenses | | | 1,260,159 | 33.2 | | 1,202,585 | 23.4 | | 2,460,717 | 30.0 |
| Operating profit | | | 391,078 | 10.3 | | 507,552 | 9.9 | | 1,011,495 | 12.3 |
| IV. Non-operating revenue | | | 230,029 | 6.0 | | 445,349 | 8.7 | | 325,144 | 4.0 |
| V. Non-operating expenses | | | 4,642 | 0.1 | | 13,095 | 0.3 | | 20,714 | 0.3 |
| Ordinary profit | | | 616,466 | 16.2 | | 939,807 | 18.3 | | 1,315,925 | 16.0 |
| VI. Extraordinary profit | | | 3,177,944 | 83.7 | | 717,720 | 14.0 | | 3,177,944 | 38.7 |
| VII. Extraordinary loss | | | 858,004 | 22.6 | | 270,010 | 5.3 | | 708,964 | 8.6 |
| Current net profit before adjustment of taxes | | | 2,936,406 | 77.3 | | 1,387,517 | 27.0 | | 3,784,905 | 46.1 |
| Corporate tax, residential tax and business tax | | 1,673,311 | | | 446,539 | | | 1,734,492 | | |
| Amount of adjustment, such as corporate tax | | - 268,534 | 1,404,776 | 37.0 | 27,615 | 474,154 | 9.2 | - 148,327 | 1,586,164 | 19.3 |
| Current period net profit | | | 1,531,629 | 40.3 | | 913,362 | 17.8 | | 2,198,740 | 26.8 |
| Retained earnings carried forward from previous period | | | 648,319 | | | 2,535,494 | | | 648,319 | |
| Interim dividends | | | — | | | 184,095 | | | 111,840 | |
| Retirement loss of combined stock due to merger | | | — | | | 846,021 | | | — | |
| Unappropriated retained earnings for the period | | | 2,179,949 | | | 2,418,739 | | | 2,735,219 | |

Exhibit CC



August 15, 2005

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: GMO Internet Inc.

Code No.9449

Company representative: Masatoshi Kumagai , Representative Director and President

Contact person: Masashi Yasuda , Executive Director

TEL: 03-5456-2555 (switchboard)

URL: http://www.gmo.jp

Notice of Conclusion of Final Agreement in relation to the Acquisition of Shares of Orient Credit Co., Ltd. (making Orient Credit a subsidiary)

GMO Internet, Inc. ("the Company") is pleased to announce that a decision has been reached at a meeting of the Board of Directors held today (August 15, 2005) to conclude a final agreement relating to the acquisition of shares of Orient Credit Co., Ltd. ("Orient Credit") with Unison Capital, Inc. investment funds, namely Unison Capital Partners, LP., UC Ocean Investors, LP., and UC Ocean Investors, 2LP. (collectively, "Unison").

Unison Capital, Inc., established in 1998, is a pioneer in private equity investment in Japan. As professionals in building enterprise value through achieving a balance or "unison" between shareholder, management, and employee profits, Unison formulates strategies for the long-term enhancement of corporate value in its enterprise investments and executes these strategies decisively. Unison Capital's key enterprise investments include RECRUIT COSMOS CO., LTD. and TOHATO, INC.

Orient Credit Co., Ltd. is also a company that Unison invests in, and thanks to financial backing provided by Unison since June 2000, Orient Credit has promoted management reforms, diversified its funds procurement channels through securitization, etc., and increased its cost competitiveness by reorganizing its sales offices into a "branchless" organizational structure. Through these efforts, Orient Credit has successfully established a management base for the realization of steady profits. Orient Credit is also building a foundation for future growth by making the transition to call centers and through the buying of consumer loans.

1. Reason for share acquisition

The GMO Internet Group, at the core of which is the Company, concentrates its management resources on providing Internet infrastructure. The Company is engaged in the Internet Use Support Business (Internet Infrastructure Business), through which it provides services in the areas of Access, Domain acquisition, Hosting, Credit card payment processing, and Security, and in the Internet Advertising Support Business (Media Business), through which it provides services in the areas of Blog service, Internet advertising sales, and Jword (keyword listing), etc. Some 18,588,000 individual customers make use of the GMO Internet Group's services, along with 440,000 enterprise customers.



Meanwhile, Orient Credit is a personal finance service provider whose main product is personal loans to female customers. As of the end of March 2005, Orient Credit had outstanding consumer loans of 80.9 billion yen (which includes off-balance loans of 62 billion yen), about 200,000 customers, and was ranked as the 17th largest consumer finance provider. Orient Credit's operations extend throughout Japan, serviced through two call centers, one in Tokyo and one in Osaka.

The GMO Internet Group has been looking into utilizing its access to over 18 million Internet users through its fortes in Internet marketing and blog services to move into the finance business arena, which is highly compatible with Internet business, as a new business area.

Moreover, with Orient Credit having built an excellent revenue base through its advanced management organization and as Orient Credit's "branchless" sales network and marketing of personal finance services are highly compatible with Internet services and are therefore expected to achieve further growth through synergies with the GMO Internet Group, the Company has therefore identified that it has a shared interest with Orient Credit and Unison Capital. This has thus led to the conclusion of a final agreement relating to the acquisition of shares.

2. Corporate profile of Orient Credit Co., Ltd.

| | | |
|---|---|---|
| (1) | Company Name | ORIENT CREDIT CO.,LTD |
| (2) | Representative | Yoshifumi Nakano |
| (3) | Location of head office | 3F Iwamotocho Bldg. Hidekazu No. 3, 1-6-3 Iwamotocho, Chiyoda-ku, Tokyo |
| (4) | Established | November, 1971 |
| (5) | Type of business | Personal finance services |
| (6) | End of fiscal year | March |
| (7) | No. of employees | Full-time employees: 185, Contract employees: 28, Staff services employees: 180, Total: 393 |
| (8) | Principal place of business | Same as location of head office |
| (9) | Capital | 6,499,400,000 yen |
| (10) | No. of shares issued | 76,224 |
| (11) | Major shareholders and number of shares held | Unison Capital Partners, LP. 37,901 shares (49.72%)<br>UC Ocean Investors, LP. 23,180 shares (30.41%)<br>UC Ocean Investors, 2LP. 10,786 shares (14.15%) |

(12) Performance over past fiscal years

| | Accounting term ending March 2004 | Accounting term ending March 2005 |
|---|---|---|
| Sales | 12,166 million yen | 19,239 million yen |
| Operating profit | 747 million yen | 2,528 million yen |
| Ordinary profit | 873 million yen | 2,318 million yen |
| Net profit | 612 million yen | 1,396 million yen |
| Total assets | 32,603 million yen | 34,896 million yen |
| Shareholder capital | 9,433 million yen | 10,824 million yen |
| Dividend per share | — | — |



3. Corporate profile of Unison Capital, Inc.

(1) Company Name UNISON CAPITAL,INC.

(2) Representative Nobuyoshi Ehara

(3) Location of head office 4-5, Kioicho, Chiyoda-ku, Tokyo

(4) Type of business

Private equity fund Unison Capital Partners L.P. (Cayman Islands) was set up with total commitments worth 38 billion yen in July 2000 with investments from leading Japanese and foreign institutional investors. This fund invests in the non-core business sectors of major enterprises and in medium-sized enterprises in need of propping up on the management side, investing in seven projects to date with three of these generating a return on investment. In December 2004, Unison Capital Partners II, L.P. and Unison Capital Partners II (F)), L.P. were established with total commitments worth 75 billion yen with the aim of staging buy-outs of medium-sized Japanese companies. In addition to these funds, UC Ocean Investors, L.P. and UC Ocean Investors, 2LP (Cayman Islands) were established for the purpose of investing in Orient Credit, Co., Ltd.

Unison Capital, Inc. (Representative Director: Nobuyoshi Ehara) was established in 1998 as private equity investment advisors and serve as the advisors for these funds in Japan. Unison Capital, Inc. is a fully independent company and is characterized by its operational team made up of a select number of elite Japanese professionals.

4. Number of shares acquired, price of acquisition, and number of shares owned before and after the acquisition

The Company will acquire a total of 71,867 shares (94.28%) of the shares in Orient Credit Co., Ltd. owned by Unison.

(1) No. or shares owned before the acquisition 0 shares (Ownership: 0%)
(No. of voting rights: 0)

(2) Number of shares acquired 71,867 shares (Price of acquisition: 25,041 million yen)
(No. of voting rights: 71,867)

(3) Number of shares owned after the acquisition 71,867 shares (Ownership: 94.28%)
(No. of voting rights: 71,867)

5. Schedule

August 15, 2005 Resolution by the Board of Directors

September 30, 2005 Hand-over of share certificates

6. Future outlook

| | Year ending December 2005 | |
|---|---|---|
| Consolidated sales | 38,000 million yen | (8,000 million yen) |
| Consolidated ordinary profit | 4,500 million yen | (1,500 million yen) |
| Consolidated net profit | 2,000 million yen | (700 million yen) |

Figures shown in parenthesis indicate the anticipated impact of Orient Credit becoming a subsidiary of the Company.

7. Business status after the acquisition of shares

It is believed that the new addition of Orient Credit Co., Ltd. will contribute to the GMO Internet Group broadening its



business areas and strengthening its business base. Moving forward, the aim of each of the companies that make up the GMO Internet Group is to provide highly specialized services in each of their respective business domains.
The acquisition of shares shall not affect the Company's business status, as outlined below.

| | |
|---|---|
| (1) Company Name | GMO internet, Inc. |
| (2) Type of business | 1. Internet Use Support Business (Internet Infrastructure Business) |
| | 2. Internet Advertising Support Business (Media Business) |
| (3) Location of head office | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| (4) Representative | Masatoshi Kumagai |
| (5) Capital | 3,311,130,000 yen |

Moreover, it is planned that the funds required for the acquisition of shares of Orient Credit Co., Ltd. will be raised through the issuance of straight corporate bonds (issue value of 28 billion yen), which was decided today (August 15, 2005) along with the decision on the conclusion of the final agreement.

End.

Exhibit DD


GMO
INTERNET
GROUP

August 15, 2005

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: GMO Internet Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

## Consolidated and Non-consolidated Full Year Earnings Forecasts Revised Upwards for the Year Ending December 31, 2005

GMO Internet, Inc. is pleased to announce the following revisions to the consolidated and non-consolidated earnings forecasts for the year ending December 31, 2005 (January 1, 2005 to December 31, 2005), which were announced in the Consolidated and Non-consolidated Brief Notes on Settlement of Accounts for the Year Ended December 31, 2004 on February 18, 2005.

1. Revision of Profit Forecast

Revision to consolidated earnings forecast for the year ending December 31, 2005

| | Sales | Ordinary profit | Current net profit |
|---|---|---|---|
| As of February 18, 2005<br>Previous forecast (a) | Million yen<br>34,000 | Million yen<br>4,000 | Million yen<br>2,000 |
| New forecast (b) | 38,000 | 4,500 | 2,000 |
| Changed amount (b-a) | 4,000 | 500 | — |
| Rate of Change | 11.8% | 12.5% | —% |
| Actual results for the previous year (the year ended December 31, 2004) | 23,561 | 2,805 | 2,563 |
| (Reference) Anticipation for current net profit per share (Full year): 32.70 yen | | | |

Revision to non-consolidated earnings forecast for the year ending December 31, 2005

| | Sales | Ordinary profit | Current net profit |
|---|---|---|---|
| As of February 18, 2005<br>Previous forecast (a) | Million yen<br>11,000 | Million yen<br>1,800 | Million yen<br>1,355 |
| New forecast (b) | 10,000 | 1,500 | 1,200 |
| Changed amount (b-a) | - 1,000 | - 300 | - 155 |
| Rate of Change | - 9.1% | - 16.7% | - 11.4% |
| Actual results for the previous year (the year ended December 31, 2004) | 8,207 | 1,315 | 2,198 |
| (Reference) Anticipation for current net profit per share (Full year): 19.58 yen | | | |



2. Reason for the Revision

With respect to consolidated results, we expect the acquisition of shares in Orient Shinpan Co., Ltd., announced on August 15, 2005 will contribute 8,000 million yen to sales and 1,500 million yen to ordinary profit, although negative factors such as the shrinkage of communication-related business at consolidated subsidiaries will remove 4,000 million yen and 1,000 million yen from those figures, respectively. As a result, we forecast that consolidated sales and ordinary profit for the year ending December 31, 2005 will increase 4,000 million yen and 500 million yen, respectively.

Regarding non-consolidated results, we expect sales and ordinary profit to decrease 1,000 million yen and 300 million yen, respectively. Reasons for this include the fact that sales of JWord have fallen behind our initial plan.

The effect of the acquisition of shares in Orient Shinpan Co., Ltd. on our consolidated results is calculated on the basis that the deemed date of acquisition is July 1, 2005.

End

Exhibit EE


GMO
INTERNET
GROUP

August 15, 2005

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: GMO Internet Inc.

Code No.9449

Company representative: Masatoshi Kumagai , Representative Director and President

Contact person: Masashi Yasuda , Executive Director

TEL: 03-5456-2555 (switchboard)

URL: http://www.gmo.jp

# Notice of Increase in Total Assets

GMO Internet, Inc. is pleased to announce that the total assets will increase by amount equivalent to more than 30% of net assets at the end of the latest fiscal year (ended December 31, 2004) because of the first domestic unsecured straight bond to be issued on August 31, 2005, which was resolved at a meeting of the Board of Directors held on August 15, 2005.

1. Increase in total assets

| | Year ended December 31, 2004 | After issuance of domestic unsecured straight bond | Amount of increase |
|---|---|---|---|
| Consolidated total assets | Thousand yen 27,896,802 | Thousand yen 55,896,802 | 28,000,000 thousand yen |
| Non-consolidated total assets | Thousand yen 17,861,754 | Thousand yen 45,861,754 | 28,000,000 thousand yen |

2. Ratio to net assets

| | Net assets for the year ended December 31, 2004 (a) | Total issuance amount of domestic unsecured straight bond (b) | Ratio to net assets (b/a) |
|---|---|---|---|
| Ratio to consolidated net assets | Thousand yen 13,350,626 | Thousand yen 28,000,000 | % 209.7 |
| Ratio to non-consolidated net assets | Thousand yen 12,088,597 | Thousand yen 28,000,000 | % 231.6 |

[Reference]

Issue of first domestic unsecured straight bonds by GMO Internet, Inc. (limited to qualified institutional investors)



| | | |
|---|---|---|
| 1. | Total amount of issue | 28.0 billion yen |
| 2. | Interest rate | 1.0% annually |
| 3. | Offer price | 100 yen per face value of 100 yen |
| 4. | Redemption price | 100 yen per face value of 100 yen |
| 5. | Maturity | August 31, 2006 |
| 6. | Early redemption | (1) The Company may redeem 100 yen for a face value of 100 yen anytime with accrued interest with prior notice.<br>(2) Bondholders may request the redemption of 100 yen for a face value of 100 yen at any time with prior notice. |
| 7. | Date of issue | August 31, 2005 |
| 8. | Placement method | Private placement with all bonds purchased by Nomura Securities Co., Ltd. |
| 9. | Coupon payment date | August 31, 2006 |
| 10. | Security | This bond is not secured by mortgage or guarantee, and no specific asset is retained for this bond. |
| 11. | Financial covenant | Negative pledge |
| 12. | Financial agent | Nomura Trust and Banking Co., Ltd. |
| 13. | Registration agent | Nomura Trust and Banking Co., Ltd. |
| 14. | Acquired rating | None |
| 15. | Use of proceeds | Fund for acquiring stocks |

End

Exhibit FF


GMO
INTERNET
GROUP

August 16, 2005

For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo
Company name: GMO Internet Inc.
Code No.9449
Company representative: Masatoshi Kumagai , Representative Director and President
Contact person: Masashi Yasuda , Executive Director
TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

# Change of Name of a GMO Group Company

GMO Internet, Inc. is pleased to announce that GMO Hosting and Technologies, Inc., the major subsidiary in the server business operations of the GMO Internet Group, of which GMO Internet is the core member, resolved at an extraordinary general meeting of shareholders held on August 16, 2005 to change its corporate name.

1. New trade name: GMO HOSTING & SECURITY, INC.

2. Reason for change: To encourage further progress in business by establishing a new corporate image amid the rapid expansion into the security sector, including the issuance of electronic certificates, and into the server management software sales sector, using the hosting service business as the core operation.

3. Timing of change: September 1, 2005

4. Corporate Profile:

| | |
|---|---|
| Present trade name | (Current) GMO Hosting and Technologies, Inc. |
| Location of head office | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| Representative | Mitsuru Aoyama |

End.

**Exhibit GG**

# [Cover]

| | |
|---|---|
| [Submitted document] | Securities Registration Statement |
| [To be submitted to] | Head of the Kanto Finance Bureau |
| [Date of Submission] | August 22, 2005 |
| [Company Name] | Global Internet Inc.<br>(Previous name: Global Media Online Inc.) |
| [Company Name in English] | Global Internet Inc.<br>(Previous name: Global Media Online Inc.) |
| [Title and Name of Representative Director] | Masatoshi Kumagai, Representative Director and President |
| [Location of Head Office] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456－2555 |
| [Name of Contact Person] | Masashi Yasuda<br>Executive director responsible for administrative sections, Group business strategies, and investor relations |
| [Nearest Contact Address] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456－2731 |
| [Name of Contact Person] | Toshihiko Sugaya, Director and Manager of Group General Affairs Division |
| [Type of securities as the object of registration] | Corporate bonds with equity warrants |
| Amount of offering as the object of registration | Private placement |

| | |
|---|---|
| First corporate bonds with equity warrants | 15 billion yen |
| Second corporate bonds with equity warrants | 10 billion yen |
| Third corporate bonds with equity warrants | 6 billion yen |
| | 31 billion yen |

[]

RECEIVED
2006 JAN 24 P 1:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

| [Place where the report is made available for public inspection] | Tokyo Stock Exchange Inc. |
| --- | --- |
| | (2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) |

RECEIVED
2005 JAN 24 P 1:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Part I: Securities Information

## Section 1: Offering Memorandum

1. New issue of corporate bonds with equity warrants (excluding short-term corporate bonds) (First corporate bonds with equity warrants)

| | |
|---|---|
| Name of bond | The first unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (hereinafter referred to as "Bonds with equity warrants") of GMO Internet, Inc. (hereinafter referred to as "the Company") (Note 1) |
| Registered or unregistered bond certificate | Unregistered bond certificate |
| Total amount of par value or depository bond | 15,000,000,000 yen |
| Amount of each bond | 500,000,000 yen, only one type |
| Total issue price | 15,000,000,000 yen |
| Issue price | 100 yen per 100 yen par value<br>However, Bonds with equity warrants shall be issued for no consideration. |
| Interest rate (%) | No interest shall be paid on the Bonds. |
| Coupon date | There is no applicable item. |
| Method of interest payment | There is no applicable item. |
| Date of redemption | September 7, 2007 |
| Method of redemption | 1. Amount of redemption<br>100 yen per 100 yen par value<br>However, in the event of early redemption, this shall be the amount set out in Item 2 or Item 4 of this Paragraph.<br>2. Method and Date of redemption<br>(1) The total amount of the Bonds shall be redeemed on September 7, 2007.<br>(2) If the general shareholders meeting of the Company resolves that the Company will become a wholly-owned subsidiary of another company through the exchange or transfer of stocks, the Company may redeem in advance all remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at the following price per 100 yen par value with a prior notice made between 30 days and 60 days prior to the date of redemption before the exchange or transfer of stocks takes effect.<br>101 yen for the period from September 8, 2005 to September 7, 2006<br>100 yen for the period from September 8, 2006 to September 6, 2007<br>(3) After the issue of the Bonds with equity warrants, the |

| | |
|---|---|
| | Company may redeem in advance at the option of the Company all remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of Bonds with equity warrants, at a price of 100 yen per 100 yen par value on the third Friday of a month with prior notice before the first Friday (inclusive) of the month (if the first Friday is a bank holiday, it shall be the immediately preceding business day). |

| | |
|---|---|
| | (4) After the issue of the Bonds with equity warrants, the bondholder of the Bonds with equity warrants shall have the right to request the Company to redeem in advance at their option all or part of the Bonds held by the bondholder at a price of 100 yen per 100 yen par value on the fourth Friday of the month with prior notice before the second Friday (inclusive) of the month (if the second Friday is a bank holiday, it shall be the immediately preceding business day) by presenting the certificates of the Bonds with equity warrants to the place of the payment of redemption money set out in Item 3 of this Paragraph.<br>(5) When the date of redemption set out in this Item is a bank holiday, the date shall be moved up to the immediately preceding business day.<br>(6) The Bonds may be repurchased and cancelled at any time on or after the day following the date of issue. However, the equity warrant alone may not be cancelled. When the Bond is repurchased and cancelled, the Company shall relinquish its rights to the Equity Warrant it acquired.<br>3. Agent for payment of redemption money (Place of payment of redemption money)<br>Nomura Trust and Banking Co., Ltd., Head Office |
| Method of offering | Private placement (Note 2) |
| Margin for subscription | There is no applicable item. |
| Deadline for application | September 7, 2005 (Wednesday) |
| Place for receiving applications | Nomura Trust and Banking Co., Ltd., Head Office<br>2-2 Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan |
| Payment date | September 7, 2005 (Wednesday) |
| Transfer agent/registration agent | There is no applicable item. |
| Security | Neither mortgage nor guarantee is provided for Bonds with equity warrants. There are no assets specially reserved for Bonds with equity warrants. |
| Financial special agreement (negative pledge) | When the Company establishes a security right for other convertible bonds with equity warrants (including the second and third unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and special agreement on equal priority among bonds) to be issued concurrently with |

| | |
|---|---|
| | the Bonds) which the Company issues in Japan in the future after issuing the Bonds with equity warrants, the Company shall establish a security right with equal priority for the Bonds with equity warrants based on the Mortgage Debentures Trust Law as long as an un-redeemed balance of the Bonds with equity warrants exists. Convertible bonds with equity warrants shall denote convertible bonds with equity warrants provided in Article 341-2 of the Commercial Code, with respect to which the Board of Directors resolved that it shall be deemed that, at the time of exercising equity warrants, the bondholders of the Bonds with equity warrants requested the entire amount to be paid at the time of the exercise of equity warrants in lieu of the redemption of the total amount of bond, and that the payment was made based on the request in accordance with the provisions of Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code. |
| Financial special agreement (other provisions) | There is no applicable item. |
| Rating obtained | No rating has been obtained. |

(Notes)1. In "1. Corporate bonds with equity warrants to be issued (excluding short-term corporate bonds) (First corporate bonds with equity warrants)," the said corporate bonds with equity warrants shall hereinafter be called "Bonds with equity warrants." Among the Bonds with equity warrants, the bonds shall hereinafter be called "Bonds," and the equity warrants shall be called "Equity Warrants."

2. The relationship, etc. between the Company and the party to which the Bonds with equity warrants will be allocated shall be as follows.

| | | | |
|---|---|---|---|
| Name of party for allocation | | | Nomura Securities Co., Ltd. |
| Allocated convertible bonds with equity warrants (par value) | | | 15,000,000,000 yen |
| Amount of payment | | | 15,000,000,000 yen |
| Party for allocation | Address | | 1-9-1 Nihombashi, Chuo-ku, Tokyo, Japan |
| | Name of representative | | Nobuyuki Koga, President |
| | Capital stock | | 10,000,000,000 yen |
| | Business | | Securities business |
| | Large shareholder and ownership ratio | | Nomura Holdings, Inc. (100%) |
| Relationship with the Company | Equity Relationship | Number of shares of the party for allocation which are held by the Company | Nil |
| | | Number of shares of the Company which are held by the party for allocation | Nil |
| | Trading relationship | | Lead manager |
| | Personnel relationship | | There is no applicable item. |

* Equity relationship is as of June 30, 2005.

3. Non-establishment of a bond management company

As Bonds with equity warrants meet the requirements set out in the provided clause of Article 297 of the Commercial Code, a bond management company shall not be established.

4. Financial agent

Nomura Trust and Banking Co., Ltd.

5. Special agreement on acceleration

The Company will accelerate the maturity of the Bonds in the following cases (Thereinafter, the Equity Warrants shall not be exercised.):

(1) In the event that the Company violates Item 2 in the separate paragraph "Method of redemption;"

(2) In the event that the Company violates Item 3 or Item 5 in the separate paragraph "Amount of payment at the time of exercise" or the provisions set forth in the separate paragraph "Financial special agreement (negative pledge)" and does not perform or make a correction within 30 days of receiving a notice to require the correction from a bondholder of the Bond with equity warrant;

(3) In the event that the Company cannot repay a bond other than the Bonds even though the Company has accelerated its maturity or the maturity has arrived;

(4) In the event that the Company cannot repay a borrowing except for bonds even though the Company has accelerated its maturity or the maturity has arrived, or in the event that the Company cannot perform the guarantee obligation which the Company assumed for a bond or borrowing of some other company than the Company even though the obligation has arisen. However, this shall not apply when the aggregate amount of the borrowings (after translated to the Japanese yen) does not exceed 500 million yen;

(5) In the event that the Company or a director or a corporate auditor of the Company has filed a motion for the commencement of bankruptcy, civil rehabilitation, corporate reorganization, corporate liquidation or special liquidation proceedings, or in the event that the Board of Directors has resolved that the Company will bring in a bill of dissolution (excluding the case of a merger) to a general meeting of shareholders;

(6) In the event that the Company has decided to commence bankruptcy, civil rehabilitation, or corporate reorganization proceedings or has received an order to commence corporate liquidation or special liquidation.

6. Loss of bond certificates, etc.

(1) In the event that a person who has lost the certificate of the Bond with equity warrant files the type and the number of the certificate and the reason for the loss with the Company, follows the procedures for a public peremptory notice and makes a request with a fixed certified copy of the determination of exclusion after the declaration of invalidity, the Company shall issue a certificate of the Bond with equity warrant to replace the lost one.

(2) In the event that the certificate of the Bond with equity warrant is damaged or soiled, the issue of a new certificate of the Bond with equity warrant may be requested by presenting the damaged or soiled certificate of the Bond with equity warrant. However, when it is difficult to determine its authenticity, the provisions in the case of the loss above in this Paragraph shall apply.

7. Expenses for the issue of a new certificate of the Bond with equity warrant

In the event that a new certificate of the Bond with equity warrant is issued to replace the damaged or soiled one, the Company shall charge the expenses required for the issue (including a stamp tax).

8. Public notice to inform the bondholder of the Bonds

To give notice to the bondholders of the Bonds with equity warrants, a public notice shall be made in the *Nihon Keizai Shimbun*. However, except where otherwise required by a law or a regulation, a direct notice to the Bond holders may be accepted in lieu of making the public notice.

(Matters concerning the Bonds with Equity Warrants)

| Type of shares as the object of equity warrants | Common shares of the Company |
|---|---|
| Number of shares as the object of equity warrants | The number of common shares which the Company will issue or the number of the common shares held by the Company to be transferred in response to a request for the exercise of the Equity Warrant in lieu of the issue of new common shares (the issue or transfer of the common shares of the Company shall hereinafter be referred to as "Delivery") shall be the largest integral number obtained by dividing the total amount of the issue price of the |

| | |
|---|---|
| | Bond related to the request for exercise by the conversion price set out in Item 2 in the separate paragraph "Amount of Payment at the time of exercising equity warrants" (however, if the price is changed or adjusted as set out in Item 3 or Item 4 of the said paragraph, this shall be the conversion price after the change or adjustment) (the calculated largest integral number shall hereinafter be referred to as "Number of Shares Delivered"). In this event, any fractional figure of less than one share shall be discarded, and no adjustment in cash shall be made. |
| Amount of payment at time of exercising Equity Warrants | 1. The amount to be paid at the time of exercising one Equity Warrant shall be equivalent to the issue price of the Bond.<br>2. The amount per share to be paid at the time of exercising the Equity Warrant shall be 3,000 yen (hereinafter referred to as "Conversion Price") initially.<br>3. Change of conversion price<br>(1) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average of every day's closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall on a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated down to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). However, in April 2006, two days, namely April 7 and April 21, shall become the Date of Determination, and the Conversion Price shall be changed twice.<br>(2) Irrespective of (1) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notice"), the Conversion Price shall be changed using a method similar to the method set out in (1) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week two weeks' after the week that includes the date of a prior notice as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notice, the Conversion Price shall be changed as set out in (1) of |

| | this Item. |
|---|---|

| | |
|---|---|
| | (3) If there is a cause for the adjustment of the Conversion Price as set out in (2) or (4) of Item 4 of this Paragraph during the Period for the Calculation of the Market Price, the Conversion Price after the change shall be adjusted to a figure deemed appropriate by the Company in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of this adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, it shall be the closing price on a day immediately preceding the date (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in Item 4 of this Paragraph.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April7, 2006 (if there is no closing price on this date, it shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to the adjustment as set out in Item 4 of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.<br>4. Adjustment of the Conversion Price<br>(1) If the number of common shares is to change or is likely to change as a result of each event set out in (2) of this Item after the issue of the Bonds with equity warrants, the Company shall adjust the Conversion Price using the following formula (hereinafter referred to as "Conversion Price Adjustment Formula").<br>$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares or shares disposed of} \times \text{Issue or disposal price per share}}{\text{Market price}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares or shares disposed of}}$$<br>(2) The adjustment of the Conversion Price based on the Conversion Price Adjustment Formula and the timing for |

applying the Conversion Price after the adjustment shall be as follows.

(i) In the event that the Company issues new common shares or disposes of the common shares held by the Company at an issue price or disposal price lower than the market price set out in (ii) of (3) of Item 3 of this Paragraph (excluding cases through the conversion or exercise of securities to be converted or be convertible to common shares of the Company or equity warrants (including equity warrants attached to bonds with equity warrants) based on which the Delivery of the common shares of the Company may be demanded):

The Conversion Price after the adjustment shall be applied on and after the day following the payment date or, if there is a record date for subscription, on and after this day.

(ii) In the event of the common shares of the Company are issued through a stock split:

The Conversion Price after the adjustment shall be applied on and after the record date for the stock split. However, if the Board of Directors resolves that, on the condition that a profit available for dividend is converted into capital, the common shares of the Company will be issued through a stock split using the profit, and if a date before the date of the close of a shareholders meeting at which the conversion of the profit available for a dividend into capital is resolved becomes the record date for a stock split, the Conversion Price after the adjustment shall be applied on and after the day following the day of the close of shareholders meeting at which it is resolved to convert the profit available for dividend into capital.

For the Equity Warrants which are exercised between the day following the record date for stock split and the day of the close of shareholders meeting at which the conversion of the profit available for dividend into capital is resolved in the event of the provided clause above, the common shares of the Company shall be delivered based on the following calculation formula. However, the provisions in Item 4 in the separate paragraph "Matters concerning the Bonds with Equity Warrants" shall apply to the Delivery of stock certificates (Note 4).

$$\text{Number of shares} = \frac{(\text{Conversion Price before adjustment} - \text{Conversion Price after adjustment}) \times \text{Number of shares delivered during the relevant period with Conversion Price before adjustment}}{\text{Conversion Price after adjustment}}$$

In this event, any fractional figure of less than one share shall be rounded off, and no adjustment in cash shall be

made.

(iii) In the event that the Company issues securities to be converted or be convertible to the common shares of the Company at a price which is lower than the market price set out in (ii) of (3) of Item 3 of this Paragraph or equity warrants or bonds with equity warrants based on which the Delivery of the common shares of the Company may be demanded (excluding the issue of the second and third unsecured convertible bonds with equity warrants (convertible bonds with an equity warrant special agreement on equal priority among bonds), which are to be issued concurrently with the Bonds):

The Conversion Price after the adjustment shall be calculated using the Conversion Price Adjustment Formula, assuming that all securities, equity warrants, or bonds with equity warrants to be issued will be converted at the initial Conversion Price or exercised at the initial exercise price, and shall be applied on and after the day following the payment date (if the Equity Warrants are issued for no consideration, on and after the date of issue). However, if there is a record date for subscription to the securities, the Conversion Price after the adjustment shall be applied on and after the record date).

(3) (i) In the calculation using the Conversion Price Adjustment Formula, the Conversion Price shall be calculated down to the first decimal place, with the first decimal place rounded up.

(ii) The market price used in the Conversion Price Adjustment Formula denotes the average of every day's closing price (excluding the number of days without closing price) for ordinary transactions of common shares of the Company on the Tokyo Stock Exchange for 30 business days starting from the 45th business day before the date when the Conversion Price after the adjustment is applied (however, in the event of the provided clause in (ii) of (2) of this Item, the record date).

In this case, the average is calculated down to the second decimal place, with the second decimal place rounded off.

(iii) The number of outstanding shares used in the Conversion Price Adjustment Formula denotes a number obtained by deducting the number of the Company's common shares held by the Company from the number of common shares of the Company already issued on a record date of shareholders if the record day is set, or from a day one month prior to the day when the Conversion Price after the adjustment is applied if the record day is not set. In the event of (ii) in (2) of this Item, the "number of shares newly issued or disposed of" shall not include the number of the common shares of the Company which is allocated

| | |
|---|---|
| | to the Company's common shares held by the Company as of the record date.<br>(4) In addition to the cases set out in (2) of this Item in which the adjustment of the Conversion Price is required, the Company shall make necessary adjustments on the Conversion Price in the following cases.<br>(i) Stock consolidation, a decrease in capital, split off into a new company (*shinsetsu bunkatsu*) set out in Article 373 of the Commercial Code, split off into a separate existing company (*Kyushu bunkatsu*) provided in Article 374-16 of the Commercial Code, or a case in which the adjustment of the Conversion Price is required for a merger. |

| | |
|---|---|
| | (ii) In the event that the adjustment of the Conversion Price becomes necessary because of the occurrence of an event from which a change or the possibility of a change of the number of common shares of the Company arises (however, except for the case of a change and an adjustment of the second and third unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and special agreement on equal priority among bonds), which are to be issued concurrently with the Bonds).<br>(iii) In the event that two or more causes which demand the adjustment of the Conversion Price have arisen simultaneously, whereby it becomes necessary to take into account the impact of the other cause on the market price used for calculation of the Conversion Price after the adjustment based on the one cause.<br>5. When making a change or an adjustment in accordance with Item 3 or Item 4 of this Paragraph, the Company shall give prior written notice to the bondholders of the Bonds with equity warrants on the change or adjustment, the cause, the Conversion Price before the change or adjustment, the Conversion Price after the change or adjustment, the date of application, and other necessary matters. However, in the event of the stock split set out in the provided clause in (ii) of (2) of Item 4 of this Paragraph and other cases in which the aforementioned notice cannot be made before the date of application, it shall be made immediately after the date of application. |
| Total amount of issue prices of shares when the shares are issued due to the exercise of equity warrants | 15,000,000,000 yen |
| Issue prices of shares and the amount of capitalization when the shares are issued due to the exercise of equity warrants | 1. Issue price per share when the shares are issued due to the exercise of Equity Warrants<br>The issue price per common share of the Company in the event of the issue of shares arising from the exercise of the Equity Warrant shall be the amount obtained by dividing the |

| | |
|---|---|
| | total amount of issue prices of the Bonds relating to the request for the exercise of the Equity Warrant by the Number of Shares Delivered described in the separate paragraph "Number of shares as the object of equity warrants."<br>2. The amount of capitalization per common share of the Company in the event of the issue of shares arising from the exercise of the Equity Warrant<br>In the event of the issue of shares arising from the exercise of the Equity Warrant, the amount of capitalization per common share of the Company shall be calculated by multiplying the issue price per common shares of the Company to be issued due to the exercise of Equity Warrants described in Item 1 of this Paragraph by 0.5. If any fractional figure of less than one yen is created as a result of the calculation, the fractional figure shall be rounded up. |
| Exercise period of the Equity Warrant | The bondholder of the Bonds with equity warrants may request the exercise of the Equity Warrant (hereinafter referred to as the "Request for Exercise") at any time between September 8, 2005 and September 6, 2007 (hereinafter referred to as "Period for Request of Exercise"). |
| Place for receiving Request for Exercise, Agent for Request for Exercise, and Place for handling payment | 1. Place for receiving Request for Exercise of Equity Warrants<br>Transfer agent: UFJ Trust Bank, Limited, Securities Agency Division<br>2. Agent for Request for Exercise of Equity Warrants<br>There is no applicable item.<br>3. Place for handing payment of Request for Exercise of Equity Warrant<br>There is no applicable item. |
| Conditions for exercise of Equity Warrants | In the event of the early redemption of the Bond by the Company or acceleration by the Company related to the Bond based on (2) or (3) of Item 2 in the separate paragraph "Method of redemption," the Equity Warrant shall not be exercised on or after the date of redemption or the date of acceleration. In the event of the early redemption of the Bond by the Company at the request of the bondholder of the Bonds with equity warrants as set out in (4) of Item 2 in the separate paragraph "Method of redemption," the Equity Warrant shall not be exercised after the Bonds with equity warrants are presented to the place of payment of redemption money. Also, the Equity Warrant shall not be partially exercised. |

| | |
|---|---|
| Causes and conditions for cancellation of Equity Warrants | Causes and conditions for cancellation shall not be prescribed. |
| Matters concerning the assignment of Equity Warrants | Pursuant to Paragraph 2 of Article 341-2 of the Commercial Code, neither one of the Bond or the Equity Warrant of the Bond with equity warrant shall be assigned if they are detached. |
| Matters concerning substitutive payment | When the Equity Warrant is exercised as provided in Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code, it |

| | shall be deemed that it was requested that the whole amount at the time of the exercise of the Equity warrants be paid, and that payment based on the request was made. |
|---|---|

(Notes) 1. Number of equity warrants attached to the Bond

The number of Equity Warrants attached to each Bond shall be one. Thirty equity warrants in total shall be issued.

2. Method of Request for Exercise of Equity Warrants

The reception services of the Request for Exercise of Equity Warrants shall be handled at the place for receiving a Request for Exercise of Equity Warrants (hereinafter referred to as "Place for Receiving Request for Exercise") set out in Item 1 in the separate paragraph "Place for receiving Request for Exercise, Agent for Request for Exercise, and Place for handling payment."

(i) To request the exercise of the Equity Warrant, the Bond with equity warrant whose equity warrant is to be exercised shall be indicated on the form to request the exercise (hereinafter referred to as the "Exercise Request Form") designated by the Company, and the Exercise Request Form shall be presented to the Place for Receiving Request for Exercise during the Period for Request of Exercise with the Bond with equity warrant by writing the date of request, etc. with the sign and seal placed.

(ii) In the event that the certificate of the Bond with equity warrant is deposited at Japan Securities Depository Center (hereinafter referred to as "JASDEC"), the Bond with equity warrant whose equity warrant is to be exercised shall be indicated on the Exercise Request Form, and the Exercise Request Form shall be presented to the Place for Receiving Request for Exercise through JASDEC during the Period for Request of Exercise by writing the date of the request, etc. with the sign and seal placed.

(iii) A person who has presented the documents required for the Request of Exercise to the Place for Receiving Request for Exercise may not subsequently withdraw it.

3. Effective period of the exercise of the Equity Warrant

The Request of Exercise shall become effective on the day when all documents required for the Request of Exercise have arrived at the Place for Receiving Request for Exercise.

4. Method of delivering stock certificates

The Company shall deliver a stock certificate immediately after the Request of Exercise becomes effective. However, the Company shall not issue a stock certificate for a fractional shares less than one trading unit.

5. First dividend after exercising the Equity Warrant

The dividend of the common share of the Company delivered based on the Request for Exercise or the distribution of money (interim dividend) set out in Article 293-5 of the Commercial Code shall be paid, assuming that the common shares of the Company are delivered on January 1 when the Request for Exercise is made between January 1 and June 30, or on July 1 when the Request for Exercise is made between July 1 and December 31.

6. Treatment associated with the abolishment of fractional shares less than one trading unit

In the event that the provisions in the prospectus of the Bonds with equity warrants need to be reread by replacing words or that other measures become necessary in such cases that the Company abolishes the rules of the number of shares for one trading unit, the Company shall implement necessary measures.

## 2. Underwriting of the Bonds with equity warrants and outsourcing of the management of the Bonds with equity warrants (first Bonds with equity warrants)

There is no applicable item.

3. New issue of corporate bonds with equity warrants (excluding short-term corporate bonds) (Second corporate bonds with equity warrants)

| Name of bond | The second unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (hereinafter referred to as "Bonds with equity warrants") of GMO Internet, Inc. (hereinafter referred to as "the Company") (Note 1) |
|---|---|
| Registered or unregistered bond certificate | Unregistered bond certificate |
| Total amount of par value or depository bond | 10, 000, 000, 000 yen |
| Amount of each bond | 500,000,000 yen, only one type |
| Total issue price | 10, 000, 000, 000 yen |
| Issue price | 100 yen per 100 yen par value<br>However, Bonds with equity warrants shall be issued for no consideration. |
| Interest rate (%) | No interest shall be paid on the Bonds. |
| Coupon date | There is no applicable item. |
| Method of interest payment | There is no applicable item. |
| Date of redemption | September 7, 2007 |
| Method of redemption | 1. Amount of redemption<br>100 yen per 100 yen par value<br>However, in the event of early redemption, this shall be the amount set out in Item 2 or Item 4 of this Paragraph.<br>2. Method and Date of redemption<br>(1) The total amount of the Bonds shall be redeemed on September 7, 2007.<br>(2) If the general shareholders meeting of the Company resolves that the Company will become a wholly-owned subsidiary of another company through the exchange or transfer of stocks, the Company may redeem in advance all remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at the following price per 100 yen par value with a prior notice made between 30 days and 60 days prior to the date of redemption before the exchange or transfer of stocks takes effect.<br>101 yen for the period from September 8, 2005 to September 7, 2006<br>100 yen for the period from September 8, 2006 to September 6, 2007<br>(3) After the issue of the Bonds with equity warrants, the Company may redeem in advance at the option of the Company all remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of Bonds with equity warrants, at a price of 100 yen per 100 yen par value on the third Friday of a month with prior notice before the first Friday (inclusive) of the month (if the first Friday is a bank |

| | |
|---|---|
| | holiday, it shall be the immediately preceding business day).<br>(4) After the issue of the Bonds with equity warrants, the bondholder of the Bonds with equity warrants shall have the right to request the Company to redeem in advance at their option all or part of the Bonds held by the bondholder at a price of 100 yen per 100 yen par value on the fourth Friday of the month with prior notice before the second Friday (inclusive) of the month (if the second Friday is a bank holiday, it shall be the immediately preceding business day) by presenting the certificates of the Bonds with equity warrants to the place of the payment of redemption money set out in Item 3 of this Paragraph. |
| | (5) When the date of redemption set out in this Item is a bank holiday, the date shall be moved up to the immediately preceding business day. |
| | (6) The Bonds may be repurchased and cancelled at any time on or after the day following the date of issue. However, the equity warrant alone may not be cancelled. When the Bond is repurchased and cancelled, the Company shall relinquish its rights to the Equity Warrant it acquired. |

| | |
|---|---|
| | 3. Agent for payment of redemption money (Place of payment of redemption money)<br>Nomura Trust and Banking Co., Ltd., Head Office |
| Method of offering | Private placement (Note 2) |
| Margin for subscription | There is no applicable item. |
| Deadline for application | September 7, 2005 (Wednesday) |
| Place for receiving applications | Nomura Trust and Banking Co., Ltd., Head Office<br>2-2 Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan |
| Payment date | September 7, 2005 (Wednesday) |
| Transfer agent/registration agent | There is no applicable item. |
| Security | Neither mortgage nor guarantee is provided for Bonds with equity warrants. There are no assets specially reserved for Bonds with equity warrants. |
| Financial special agreement (negative pledge) | When the Company establishes a security right for other convertible bonds with equity warrants (including the first and third unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and special agreement on equal priority among bonds) to be issued concurrently with the Bonds) which the Company issues in Japan in the future after issuing the Bonds with equity warrants, the Company shall establish a security right with equal priority for the Bonds with equity warrants based on the Mortgage Debentures Trust Law as long as an un-redeemed balance of the Bonds with equity warrants exists. Convertible bonds with equity warrants shall denote convertible bonds with equity warrants provided in Article 341-2 of the Commercial Code, with respect to which the Board of Directors resolved that it shall be deemed that, at the time of |

| | |
|---|---|
| | exercising equity warrants, the bondholders of the Bonds with equity warrants requested the entire amount to be paid at the time of the exercise of equity warrants in lieu of the redemption of the total amount of bond, and that the payment was made based on the request in accordance with the provisions of Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code. |
| Financial special agreement (other provisions) | There is no applicable item. |
| Rating obtained | No rating has been obtained. |

(Notes)1. In "3. Corporate bonds with equity warrants to be issued (excluding short-term corporate bonds) (Second corporate bonds with equity warrants)," the said corporate bonds with equity warrants shall hereinafter be called "Bonds with equity warrants." Among the Bonds with equity warrants, the bonds shall hereinafter be called "Bonds," and the equity warrants shall be called "Equity Warrants."

2. The relationship, etc. between the Company and the party to which the Bonds with equity warrants will be allocated shall be as follows.

| | | | |
|---|---|---|---|
| Name of party for allocation | | | Nomura Securities Co., Ltd. |
| Allocated convertible bonds with equity warrants (par value) | | | 10,000,000,000 yen |
| Amount of payment | | | 10,000,000,000 yen |
| Party for allocation | Address | | 1-9-1 Nihombashi, Chuo-ku, Tokyo, Japan |
| | Name of representative | | Nobuyuki Koga, President |
| | Capital stock | | 10,000,000,000 yen |
| | Business | | Securities business |
| | Large shareholder and ownership ratio | | Nomura Holdings, Inc. (100%) |
| Relationship with the Company | Equity Relationship | Number of shares of the party for allocation which are held by the Company | Nil |
| | | Number of shares of the Company which are held by the party for allocation | Nil |
| | Trading relationship | | Lead manager |
| | Personnel relationship | | There is no applicable item. |

* Equity relationship is as of June 30, 2005.

3. Non-establishment of a bond management company

As Bonds with equity warrants meet the requirements set out in the provided clause of Article 297 of the Commercial Code, a bond management company shall not be established.

4. Financial agent

Nomura Trust and Banking Co., Ltd.

5. Special agreement on acceleration

The Company will accelerate the maturity of the Bonds in the following cases (Thereinafter, the Equity Warrants shall not be exercised.):

(1) In the event that the Company violates Item 2 in the separate paragraph "Method of redemption;"

(2) In the event that the Company violates Item 3 or Item 5 in the separate paragraph "Amount of payment at the time of exercise" or the provisions set forth in the separate paragraph "Financial special agreement (negative pledge)" and does not perform or make a correction within 30 days of receiving a notice to require the correction from a bondholder of the Bond with equity warrant;

(3) In the event that the Company cannot repay a bond other than the Bonds even though the Company has accelerated its maturity or the maturity has arrived;

(4) In the event that the Company cannot repay a borrowing except for bonds even though the Company has accelerated its maturity or the maturity has arrived, or in the event that the Company cannot perform the guarantee obligation which the Company assumed for a bond or borrowing of some other company than the Company even though the obligation has arisen. However, this shall not apply when the aggregate amount of the borrowings (after translated to the Japanese yen) does not exceed 500 million yen;

(5) In the event that the Company or a director or a corporate auditor of the Company has filed a motion for the commencement of bankruptcy, civil rehabilitation, corporate reorganization, corporate liquidation or special liquidation proceedings, or in the event that the Board of Directors has resolved that the Company will bring in a bill of dissolution (excluding the case of a merger) to a general meeting of shareholders;

(6) In the event that the Company has decided to commence bankruptcy, civil rehabilitation, or corporate reorganization proceedings or has received an order to commence corporate liquidation or special liquidation.

6. Loss of bond certificates, etc.

(1) In the event that a person who has lost the certificate of the Bond with equity warrant files the type and the number of the certificate and the reason for the loss with the Company, follows the procedures for a public peremptory notice and makes a request with a fixed certified copy of the determination of exclusion after the declaration of invalidity, the Company shall issue a certificate of the Bond with equity warrant to replace the lost one.

(2) In the event that the certificate of the Bond with equity warrant is damaged or soiled, the issue of a new certificate of the Bond with equity warrant may be requested by presenting the damaged or soiled certificate of the Bond with equity warrant. However, when it is difficult to determine its authenticity, the provisions in the case of the loss above in this Paragraph shall apply.

7. Expenses for the issue of a new certificate of the Bond with equity warrant

In the event that a new certificate of the Bond with equity warrant is issued to replace the damaged or soiled one, the Company shall charge the expenses required for the issue (including a stamp tax).

8. Public notice to inform the bondholder of the Bonds

To give notice to the bondholders of the Bonds with equity warrants, a public notice shall be made in the *Nihon Keizai Shimbun*. However, except where otherwise required by a law or a regulation, a direct notice to the Bond holders may be accepted in lieu of making the public notice.

(Matters concerning the Bonds with Equity Warrants)

| Type of shares as the object of equity warrants | Common shares of the Company |
|---|---|
| Number of shares as the object of equity warrants | The number of common shares which the Company will issue or the number of the common shares held by the Company to be transferred in response to a request for the exercise of the Equity Warrant in lieu of the issue of new common shares (the issue or transfer of the common shares of the Company shall hereinafter be referred to as "Delivery") shall be the largest integral number obtained by dividing the total amount of the issue price of the Bond related to the request for exercise by the conversion price set out in Item 2 in the separate paragraph "Amount of Payment at the time of exercising equity warrants" (however, if the price is changed or adjusted as set out in Item 3 or Item 4 of the said paragraph, this shall be the conversion price after the change or adjustment) (the calculated largest integral number shall hereinafter be referred to as "Number of Shares Delivered"). In |

| | |
|---|---|
| | this event, any fractional figure of less than one share shall be discarded, and no adjustment in cash shall be made. |
| Amount of payment at time of exercising Equity Warrants | 1. The amount to be paid at the time of exercising one Equity Warrant shall be equivalent to the issue price of the Bond.<br>2. The amount per share to be paid at the time of exercising the Equity Warrant shall be 3,000 yen (hereinafter referred to as "Conversion Price") initially.<br>3. Change of conversion price<br>(1) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average of every day's closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall on a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated down to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). However, in April 2006, two days, namely April 7 and April 21, shall become the Date of Determination, and the Conversion Price shall be changed twice.<br>(2) Irrespective of (1) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notice"), the Conversion Price shall be changed using a method similar to the method set out in (1) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week two weeks' after the week that includes the date of a prior notice as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notice, the Conversion Price shall be changed as set out in (1) of this Item. |

| | |
|---|---|
| | (3) If there is a cause for the adjustment of the Conversion Price as set out in (2) or (4) of Item 4 of this Paragraph during the Period for the Calculation of the Market Price, the Conversion Price after the change shall be adjusted to a |

figure deemed appropriate by the Company in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of this adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, it shall be the closing price on a day immediately preceding the date (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in Item 4 of this Paragraph.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April7, 2006 (if there is no closing price on this date, it shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to the adjustment as set out in Item 4 of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.

4. Adjustment of the Conversion Price

(1) If the number of common shares is to change or is likely to change as a result of each event set out in (2) of this Item after the issue of the Bonds with equity warrants, the Company shall adjust the Conversion Price using the following formula (hereinafter referred to as "Conversion Price Adjustment Formula").

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares or shares disposed of} \times \text{Issue or disposal price per share}}{\text{Market price}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares or shares disposed of}}$$

(2) The adjustment of the Conversion Price based on the Conversion Price Adjustment Formula and the timing for applying the Conversion Price after the adjustment shall be as follows.

(i) In the event that the Company issues new common shares or disposes of the common shares held by the Company at an issue price or disposal price lower than the market price set out in (ii) of (3) of Item 3 of this Paragraph (excluding cases through the conversion or exercise of

securities to be converted or be convertible to common shares of the Company or equity warrants (including equity warrants attached to bonds with equity warrants) based on which the Delivery of the common shares of the Company may be demanded):

The Conversion Price after the adjustment shall be applied on and after the day following the payment date or, if there is a record date for subscription, on and after this day.

(ii) In the event of the common shares of the Company are issued through a stock split:

The Conversion Price after the adjustment shall be applied on and after the record date for the stock split. However, if the Board of Directors resolves that, on the condition that a profit available for dividend is converted into capital, the common shares of the Company will be issued through a stock split using the profit, and if a date before the date of the close of a shareholders meeting at which the conversion of the profit available for a dividend into capital is resolved becomes the record date for a stock split, the Conversion Price after the adjustment shall be applied on and after the day following the day of the close of shareholders meeting at which it is resolved to convert the profit available for dividend into capital.

For the Equity Warrants which are exercised between the day following the record date for stock split and the day of the close of shareholders meeting at which the conversion of the profit available for dividend into capital is resolved in the event of the provided clause above, the common shares of the Company shall be delivered based on the following calculation formula. However, the provisions in Item 4 in the separate paragraph "Matters concerning the Bonds with Equity Warrants" shall apply to the Delivery of stock certificates (Note 4).

$$\text{Number of shares} = \frac{\left(\text{Conversion Price before adjustment} - \text{Conversion Price after adjustment}\right) \times \text{Number of shares delivered during the relevant period with Conversion Price before adjustment}}{\text{Conversion Price after adjustment}}$$

In this event, any fractional figure of less than one share shall be rounded off, and no adjustment in cash shall be made.

(iii) In the event that the Company issues securities to be converted or be convertible to the common shares of the Company at a price which is lower than the market price set out in (ii) of (3) of Item 3 of this Paragraph or equity

warrants or bonds with equity warrants based on which the Delivery of the common shares of the Company may be demanded (excluding the issue of the second and third unsecured convertible bonds with equity warrants (convertible bonds with an equity warrant special agreement on equal priority among bonds), which are to be issued concurrently with the Bonds):

The Conversion Price after the adjustment shall be calculated using the Conversion Price Adjustment Formula, assuming that all securities, equity warrants, or bonds with equity warrants to be issued will be converted at the initial Conversion Price or exercised at the initial exercise price, and shall be applied on and after the day following the payment date (if the Equity Warrants are issued for no consideration, on and after the date of issue). However, if there is a record date for subscription to the securities, the Conversion Price after the adjustment shall be applied on and after the record date).

(3) (i) In the calculation using the Conversion Price Adjustment Formula, the Conversion Price shall be calculated down to the first decimal place, with the first decimal place rounded up.

(ii) The market price used in the Conversion Price Adjustment Formula denotes the average of every day's closing price (excluding the number of days without closing price) for ordinary transactions of common shares of the Company on the Tokyo Stock Exchange for 30 business days starting from the 45th business day before the date when the Conversion Price after the adjustment is applied (however, in the event of the provided clause in (ii) of (2) of this Item, the record date).

In this case, the average is calculated down to the second decimal place, with the second decimal place rounded off.

(iii) The number of outstanding shares used in the Conversion Price Adjustment Formula denotes a number obtained by deducting the number of the Company's common shares held by the Company from the number of common shares of the Company already issued on a record date of shareholders if the record day is set, or from a day one month prior to the day when the Conversion Price after the adjustment is applied if the record day is not set. In the event of (ii) in (2) of this Item, the "number of shares newly issued or disposed of" shall not include the number of the common shares of the Company which is allocated to the Company's common shares held by the Company as of the record date.

| | |
|---|---|
| | (4) In addition to the cases set out in (2) of this Item in which the adjustment of the Conversion Price is required, the Company shall make necessary adjustments on the Conversion Price in the following cases.<br>(i) Stock consolidation, a decrease in capital, split off into a new company (*shinsetsu bunkatsu*) set out in Article 373 of the Commercial Code, split off into a separate existing company (*Kyushu bunkatsu*) provided in Article 374-16 of the Commercial Code, or a case in which the adjustment of the Conversion Price is required for a merger. |

| | |
|---|---|
| | (ii) In the event that the adjustment of the Conversion Price becomes necessary because of the occurrence of an event from which a change or the possibility of a change of the number of common shares of the Company arises (however, except for the case of a change and an adjustment of the second and third unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and special agreement on equal priority among bonds), which are to be issued concurrently with the Bonds).<br>(iii) In the event that two or more causes which demand the adjustment of the Conversion Price have arisen simultaneously, whereby it becomes necessary to take into account the impact of the other cause on the market price used for calculation of the Conversion Price after the adjustment based on the one cause.<br>5. When making a change or an adjustment in accordance with Item 3 or Item 4 of this Paragraph, the Company shall give prior written notice to the bondholders of the Bonds with equity warrants on the change or adjustment, the cause, the Conversion Price before the change or adjustment, the Conversion Price after the change or adjustment, the date of application, and other necessary matters. However, in the event of the stock split set out in the provided clause in (ii) of (2) of Item 4 of this Paragraph and other cases in which the aforementioned notice cannot be made before the date of application, it shall be made immediately after the date of application. |
| Total amount of issue prices of shares when the shares are issued due to the exercise of equity warrants | 10,000,000,000 yen |
| Issue prices of shares and the amount of capitalization when the shares are issued due to the exercise of equity warrants | 1. Issue price per share when the shares are issued due to the exercise of Equity Warrants<br>The issue price per common share of the Company in the event of the issue of shares arising from the exercise of the Equity Warrant shall be the amount obtained by dividing the total amount of issue prices of the Bonds relating to the |

| | |
|---|---|
| | request for the exercise of the Equity Warrant by the Number of Shares Delivered described in the separate paragraph "Number of shares as the object of equity warrants."<br>2. The amount of capitalization per common share of the Company in the event of the issue of shares arising from the exercise of the Equity Warrant<br>In the event of the issue of shares arising from the exercise of the Equity Warrant, the amount of capitalization per common share of the Company shall be calculated by multiplying the issue price per common shares of the Company to be issued due to the exercise of Equity Warrants described in Item 1 of this Paragraph by 0.5. If any fractional figure of less than one yen is created as a result of the calculation, the fractional figure shall be rounded up. |
| Exercise period of the Equity Warrant | The bondholder of the Bonds with equity warrants may request the exercise of the Equity Warrant (hereinafter referred to as the "Request for Exercise") at any time between September 8, 2005 and September 6, 2007 (hereinafter referred to as "Period for Request of Exercise"). |
| Place for receiving Request for Exercise, Agent for Request for Exercise, and Place for handling payment | 1. Place for receiving Request for Exercise of Equity Warrants<br>Transfer agent: UFJ Trust Bank, Limited, Securities Agency Division<br>2. Agent for Request for Exercise of Equity Warrants<br>There is no applicable item.<br>3. Place for handing payment of Request for Exercise of Equity Warrant<br>There is no applicable item. |
| Conditions for exercise of Equity Warrants | In the event of the early redemption of the Bond by the Company or acceleration by the Company related to the Bond based on (2) or (3) of Item 2 in the separate paragraph "Method of redemption," the Equity Warrant shall not be exercised on or after the date of redemption or the date of acceleration. In the event of the early redemption of the Bond by the Company at the request of the bondholder of the Bonds with equity warrants as set out in (4) of Item 2 in the separate paragraph "Method of redemption," the Equity Warrant shall not be exercised after the Bonds with equity warrants are presented to the place of payment of redemption money. Also, the Equity Warrant shall not be partially exercised. |

| | |
|---|---|
| Causes and conditions for cancellation of Equity Warrants | Causes and conditions for cancellation shall not be prescribed. |
| Matters concerning the assignment of Equity Warrants | Pursuant to Paragraph 2 of Article 341-2 of the Commercial Code, neither one of the Bond or the Equity Warrant of the Bond with equity warrant shall be assigned if they are detached. |
| Matters concerning substitutive payment | When the Equity Warrant is exercised as provided in Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code, it shall be deemed that it was requested that the whole amount at the time of the exercise of the Equity warrants be paid, and that |

| | payment based on the request was made. |
|---|---|

(Notes) 1. Number of equity warrants attached to the Bond
The number of Equity Warrants attached to each Bond shall be one. Twenty equity warrants in total shall be issued.

2. Method of Request for Exercise of Equity Warrants
The reception services of the Request for Exercise of Equity Warrants shall be handled at the place for receiving a Request for Exercise of Equity Warrants (hereinafter referred to as "Place for Receiving Request for Exercise") set out in Item 1 in the separate paragraph "Place for receiving Request for Exercise, Agent for Request for Exercise, and Place for handling payment."
(i) To request the exercise of the Equity Warrant, the Bond with equity warrant whose equity warrant is to be exercised shall be indicated on the form to request the exercise (hereinafter referred to as the "Exercise Request Form") designated by the Company, and the Exercise Request Form shall be presented to the Place for Receiving Request for Exercise during the Period for Request of Exercise with the Bond with equity warrant by writing the date of request, etc. with the sign and seal placed.
(ii) In the event that the certificate of the Bond with equity warrant is deposited at Japan Securities Depository Center (hereinafter referred to as "JASDEC"), the Bond with equity warrant whose equity warrant is to be exercised shall be indicated on the Exercise Request Form, and the Exercise Request Form shall be presented to the Place for Receiving Request for Exercise through JASDEC during the Period for Request of Exercise by writing the date of the request, etc. with the sign and seal placed.
(iii) A person who has presented the documents required for the Request of Exercise to the Place for Receiving Request for Exercise may not subsequently withdraw it.

3. Effective period of the exercise of the Equity Warrant
The Request of Exercise shall become effective on the day when all documents required for the Request of Exercise have arrived at the Place for Receiving Request for Exercise.

4. Method of delivering stock certificates
The Company shall deliver a stock certificate immediately after the Request of Exercise becomes effective. However, the Company shall not issue a stock certificate for a fractional shares less than one trading unit.

5. First dividend after exercising the Equity Warrant
The dividend of the common share of the Company delivered based on the Request for Exercise or the distribution of money (interim dividend) set out in Article 293-5 of the Commercial Code shall be paid, assuming that the common shares of the Company are delivered on January 1 when the Request for Exercise is made between January 1 and June 30, or on July 1 when the Request for Exercise is made between July 1 and December 31.

6. Treatment associated with the abolishment of fractional shares less than one trading unit
In the event that the provisions in the prospectus of the Bonds with equity warrants need to be reread by replacing words or that other measures become necessary in such cases that the Company abolishes the rules of the number of shares for one trading unit, the Company shall implement necessary measures.

## 4. Underwriting of the Bonds with equity warrants and outsourcing of the management of the Bonds with equity warrants (second Bonds with equity warrants)

There is no applicable item.

5. New issue of corporate bonds with equity warrants (excluding short-term corporate bonds) (Third corporate bonds with equity warrants)

| Name of bond | The third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) (hereinafter referred to as "Bonds with equity warrants") of GMO Internet, Inc. (hereinafter referred to as "the Company") (Note 1) |
|---|---|
| Registered or unregistered bond certificate | Unregistered bond certificate |
| Total amount of par value or depository bond | 6, 000, 000, 000 yen |
| Amount of each bond | 500,000,000 yen, only one type |
| Total issue price | 6, 000, 000, 000 yen |
| Issue price | 100 yen per 100 yen par value<br>However, Bonds with equity warrants shall be issued for no consideration. |
| Interest rate (%) | No interest shall be paid on the Bonds. |
| Coupon date | There is no applicable item. |
| Method of interest payment | There is no applicable item. |
| Date of redemption | September 7, 2007 |
| Method of redemption | 1. Amount of redemption<br>100 yen per 100 yen par value<br>However, in the event of early redemption, this shall be the amount set out in Item 2 or Item 4 of this Paragraph.<br>2. Method and Date of redemption<br>(1) The total amount of the Bonds shall be redeemed on September 7, 2007.<br>(2) If the general shareholders meeting of the Company resolves that the Company will become a wholly-owned subsidiary of another company through the exchange or transfer of stocks, the Company may redeem in advance all remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at the following price per 100 yen par value with a prior notice made between 30 days and 60 days prior to the date of redemption before the exchange or transfer of stocks takes effect.<br>101 yen for the period from September 8, 2005 to September 7, 2006<br>100 yen for the period from September 8, 2006 to September 6, 2007<br>(3) After the issue of the Bonds with equity warrants, the Company may redeem in advance at the option of the Company all remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of Bonds with equity warrants, at a price of 100 yen per 100 yen par value on the third Friday of a month with prior notice before the first Friday (inclusive) of the month (if the first Friday is a bank |

| | |
|---|---|
| | holiday, it shall be the immediately preceding business day).<br>(4) After the issue of the Bonds with equity warrants, the bondholder of the Bonds with equity warrants shall have the right to request the Company to redeem in advance at their option all or part of the Bonds held by the bondholder at a price of 100 yen per 100 yen par value on the fourth Friday of the month with prior notice before the second Friday (inclusive) of the month (if the second Friday is a bank holiday, it shall be the immediately preceding business day) by presenting the certificates of the Bonds with equity warrants to the place of the payment of redemption money set out in Item 3 of this Paragraph.<br>(5) When the date of redemption set out in this Item is a bank holiday, the date shall be moved up to the immediately preceding business day.<br>(6) The Bonds may be repurchased and cancelled at any time on or after the day following the date of issue. However, the equity warrant alone may not be cancelled. When the Bond is repurchased and cancelled, the Company shall relinquish its rights to the Equity Warrant it acquired. |

| | |
|---|---|
| | 3. Agent for payment of redemption money (Place of payment of redemption money)<br>Nomura Trust and Banking Co., Ltd., Head Office |
| Method of offering | Private placement (Note 2) |
| Margin for subscription | There is no applicable item. |
| Deadline for application | September 7, 2005 (Wednesday) |
| Place for receiving applications | Nomura Trust and Banking Co., Ltd., Head Office<br>2-2 Otemachi 2-chome, Chiyoda-ku, Tokyo, Japan |
| Payment date | September 7, 2005 (Wednesday) |
| Transfer agent/registration agent | There is no applicable item. |
| Security | Neither mortgage nor guarantee is provided for Bonds with equity warrants. There are no assets specially reserved for Bonds with equity warrants. |
| Financial special agreement (negative pledge) | When the Company establishes a security right for other convertible bonds with equity warrants (including the first and second unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and special agreement on equal priority among bonds) to be issued concurrently with the Bonds) which the Company issues in Japan in the future after issuing the Bonds with equity warrants, the Company shall establish a security right with equal priority for the Bonds with equity warrants based on the Mortgage Debentures Trust Law as long as an un-redeemed balance of the Bonds with equity warrants exists. Convertible bonds with equity warrants shall denote convertible bonds with equity warrants provided in Article 341-2 of the Commercial Code, with respect to which the Board of Directors resolved that it shall be deemed that, at the time of exercising equity warrants, the bondholders of the Bonds with equity warrants requested the entire amount to be paid at the time of the exercise of equity warrants in lieu of the redemption of the total amount of bond, and that the payment was made based on the request in accordance with the provisions of Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code. |
| Financial special agreement (other provisions) | There is no applicable item. |
| Rating obtained | No rating has been obtained. |

(Notes)1. In "5. Corporate bonds with equity warrants to be issued (excluding short-term corporate bonds) (Third corporate bonds with equity warrants)," the said corporate bonds with equity warrants shall hereinafter be called "Bonds with equity warrants." Among the Bonds with equity warrants, the bonds shall hereinafter be called "Bonds," and the equity warrants shall be called "Equity Warrants."

2. The relationship, etc. between the Company and the party to which the Bonds with equity warrants will be allocated shall be as follows.

| Name of party for allocation | | Name of party for allocation |
|---|---|---|
| Allocated convertible bonds with equity warrants (par value) | | Allocated convertible bonds with equity warrants (par value) |
| Amount of payment | | Amount of payment |
| Address | Address | Nomura Securities Co., Ltd. |

| Name of representative Capital stock Business | Name of representative | | 6,000,000,000 yen |
|---|---|---|---|
| | Capital stock | | 6,000,000,000 yen |
| | Business | | 1-9-1 Nihombashi, Chuo-ku, Tokyo, Japan |
| | Large shareholder and ownership ratio | | Nobuyuki Koga, President |
| Relationship with the Company | Equity Relationship | Number of shares of the party for allocation which are held by the Company | Nil |
| | | Number of shares of the Company which are held by the party for allocation | Nil |
| | Trading relationship | | Lead manager |
| | Personnel relationship | | There is no applicable item. |

* Equity relationship is as of June 30, 2005.

3. Non-establishment of a bond management company

As Bonds with equity warrants meet the requirements set out in the provided clause of Article 297 of the Commercial Code, a bond management company shall not be established.

4. Financial agent

Nomura Trust and Banking Co., Ltd.

5. Special agreement on acceleration

The Company will accelerate the maturity of the Bonds in the following cases (Thereinafter, the Equity Warrants shall not be exercised.):

(1) In the event that the Company violates Item 2 in the separate paragraph "Method of redemption;"

(2) In the event that the Company violates Item 3 or Item 5 in the separate paragraph "Amount of payment at the time of exercise" or the provisions set forth in the separate paragraph "Financial special agreement (negative pledge)" and does not perform or make a correction within 30 days of receiving a notice to require the correction from a bondholder of the Bond with equity warrant;

(3) In the event that the Company cannot repay a bond other than the Bonds even though the Company has accelerated its maturity or the maturity has arrived;

(4) In the event that the Company cannot repay a borrowing except for bonds even though the Company has accelerated its maturity or the maturity has arrived, or in the event that the Company cannot perform the guarantee obligation which the Company assumed for a bond or borrowing of some other company than the Company even though the obligation has arisen. However, this shall not apply when the aggregate amount of the borrowings (after translated to the Japanese yen) does not exceed 500 million yen;

(5) In the event that the Company or a director or a corporate auditor of the Company has filed a motion for the commencement of bankruptcy, civil rehabilitation, corporate reorganization, corporate liquidation or special liquidation proceedings, or in the event that the Board of Directors has resolved that the Company will bring in a bill of dissolution (excluding the case of a merger) to a general meeting of shareholders;

(6) In the event that the Company has decided to commence bankruptcy, civil rehabilitation, or corporate reorganization proceedings or has received an order to commence corporate liquidation or special liquidation.

6. Loss of bond certificates, etc.

(1) In the event that a person who has lost the certificate of the Bond with equity warrant files the type and the number of the certificate and the reason for the loss with the Company, follows the procedures for a public peremptory notice and makes a request with a fixed certified copy of the determination of exclusion after the declaration of invalidity, the Company shall issue a certificate of the Bond with equity warrant to replace the lost one.

(2) In the event that the certificate of the Bond with equity warrant is damaged or soiled, the issue of a new certificate of the Bond with equity warrant may be requested by presenting the damaged or soiled certificate of the Bond with equity warrant. However, when it is difficult to determine its authenticity, the provisions in the case of the loss above in this Paragraph shall apply.

7. Expenses for the issue of a new certificate of the Bond with equity warrant

   In the event that a new certificate of the Bond with equity warrant is issued to replace the damaged or soiled one, the Company shall charge the expenses required for the issue (including a stamp tax).

8. Public notice to inform the bondholder of the Bonds

   To give notice to the bondholders of the Bonds with equity warrants, a public notice shall be made in the *Nihon Keizai Shimbun*. However, except where otherwise required by a law or a regulation, a direct notice to the Bond holders may be accepted in lieu of making the public notice.

(Matters concerning the Bonds with Equity Warrants)

| Type of shares as the object of equity warrants | Common shares of the Company |
|---|---|
| Number of shares as the object of equity warrants | The number of common shares which the Company will issue or the number of the common shares held by the Company to be transferred in response to a request for the exercise of the Equity Warrant in lieu of the issue of new common shares (the issue or transfer of the common shares of the Company shall hereinafter be referred to as "Delivery") shall be the largest integral number obtained by dividing the total amount of the issue price of the Bond related to the request for exercise by the conversion price set out in Item 2 in the separate paragraph "Amount of Payment at the time of exercising equity warrants" (however, if the price is changed or adjusted as set out in Item 3 or Item 4 of the said paragraph, this shall be the conversion price after the change or adjustment) (the calculated largest integral number shall hereinafter be referred to as "Number of Shares Delivered"). In this event, any fractional figure of less than one share shall be discarded, and no adjustment in cash shall be made. |
| Amount of payment at time of exercising Equity Warrants | 1. The amount to be paid at the time of exercising one Equity Warrant shall be equivalent to the issue price of the Bond.<br>2. The amount per share to be paid at the time of exercising the Equity Warrant shall be 3,000 yen (hereinafter referred to as "Conversion Price") initially.<br>3. Change of conversion price<br>(1) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average of every day's closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall on a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall |

| | |
|---|---|
| | hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated down to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). However, in April 2006, two days, namely April 7 and April 21, shall become the Date of Determination, and the Conversion Price shall be changed twice.<br>(2) Irrespective of (1) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notice"), the Conversion Price shall be changed using a method similar to the method set out in (1) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week two weeks' after the week that includes the date of a prior notice as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of the Prior Notice, the Conversion Price shall be changed as set out in (1) of this Item. |

| | |
|---|---|
| | (3) If there is a cause for the adjustment of the Conversion Price as set out in (2) or (4) of Item 4 of this Paragraph during the Period for the Calculation of the Market Price, the Conversion Price after the change shall be adjusted to a figure deemed appropriate by the Company in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of this adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, it shall be the closing price on a day immediately preceding the date (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in Item 4 of this Paragraph.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April7, 2006 (if there is no closing price on this date, it shall be the |

closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to the adjustment as set out in Item 4 of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.

4. Adjustment of the Conversion Price

(1) If the number of common shares is to change or is likely to change as a result of each event set out in (2) of this Item after the issue of the Bonds with equity warrants, the Company shall adjust the Conversion Price using the following formula (hereinafter referred to as "Conversion Price Adjustment Formula").

$$\text{Conversion Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares or shares disposed of} \times \text{Issue or disposal price per share}}{\text{Market price}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares or shares disposed of}}$$

(2) The adjustment of the Conversion Price based on the Conversion Price Adjustment Formula and the timing for applying the Conversion Price after the adjustment shall be as follows.

(i) In the event that the Company issues new common shares or disposes of the common shares held by the Company at an issue price or disposal price lower than the market price set out in (ii) of (3) of Item 3 of this Paragraph (excluding cases through the conversion or exercise of securities to be converted or be convertible to common shares of the Company or equity warrants (including equity warrants attached to bonds with equity warrants) based on which the Delivery of the common shares of the Company may be demanded):

The Conversion Price after the adjustment shall be applied on and after the day following the payment date or, if there is a record date for subscription, on and after this day.

(ii) In the event of the common shares of the Company are issued through a stock split:

The Conversion Price after the adjustment shall be applied on and after the record date for the stock split. However, if the Board of Directors resolves that, on the condition that a profit available for dividend is converted into capital, the common shares of the Company will be issued through a stock split using the profit, and if a date before the date of the close of a shareholders meeting at which the conversion of the profit available for a dividend into capital is resolved becomes the record date for a stock split, the Conversion Price after the

adjustment shall be applied on and after the day following the day of the close of shareholders meeting at which it is resolved to convert the profit available for dividend into capital.

For the Equity Warrants which are exercised between the day following the record date for stock split and the day of the close of shareholders meeting at which the conversion of the profit available for dividend into capital is resolved in the event of the provided clause above, the common shares of the Company shall be delivered based on the following calculation formula. However, the provisions in Item 4 in the separate paragraph "Matters concerning the Bonds with Equity Warrants" shall apply to the Delivery of stock certificates (Note 4).

$$\text{Number of shares} = \frac{(\text{Conversion Price before adjustment} - \text{Conversion Price after adjustment}) \times \text{Number of shares delivered during the relevant period with Conversion Price before adjustment}}{\text{Conversion Price after adjustment}}$$

In this event, any fractional figure of less than one share shall be rounded off, and no adjustment in cash shall be made.

(iii) In the event that the Company issues securities to be converted or be convertible to the common shares of the Company at a price which is lower than the market price set out in (ii) of (3) of Item 3 of this Paragraph or equity warrants or bonds with equity warrants based on which the Delivery of the common shares of the Company may be demanded (excluding the issue of the first and second unsecured convertible bonds with equity warrants (convertible bonds with an equity warrant special agreement on equal priority among bonds), which are to be issued concurrently with the Bonds):

The Conversion Price after the adjustment shall be calculated using the Conversion Price Adjustment Formula, assuming that all securities, equity warrants, or bonds with equity warrants to be issued will be converted at the initial Conversion Price or exercised at the initial exercise price, and shall be applied on and after the day following the payment date (if the Equity Warrants are issued for no consideration, on and after the date of issue). However, if there is a record date for subscription to the securities, the Conversion Price after the adjustment shall be applied on and after the record date).

(3) (i) In the calculation using the Conversion Price Adjustment Formula, the Conversion Price shall be calculated down

| | |
|---|---|
| | to the first decimal place, with the first decimal place rounded up.<br>(ii) The market price used in the Conversion Price Adjustment Formula denotes the average of every day's closing price (excluding the number of days without closing price) for ordinary transactions of common shares of the Company on the Tokyo Stock Exchange for 30 business days starting from the 45th business day before the date when the Conversion Price after the adjustment is applied (however, in the event of the provided clause in (ii) of (2) of this Item, the record date).<br>In this case, the average is calculated down to the second decimal place, with the second decimal place rounded off.<br>(iii) The number of outstanding shares used in the Conversion Price Adjustment Formula denotes a number obtained by deducting the number of the Company's common shares held by the Company from the number of common shares of the Company already issued on a record date of shareholders if the record day is set, or from a day one month prior to the day when the Conversion Price after the adjustment is applied if the record day is not set. In the event of (ii) in (2) of this Item, the "number of shares newly issued or disposed of" shall not include the number of the common shares of the Company which is allocated to the Company's common shares held by the Company as of the record date.<br>(4) In addition to the cases set out in (2) of this Item in which the adjustment of the Conversion Price is required, the Company shall make necessary adjustments on the Conversion Price in the following cases.<br>(i) Stock consolidation, a decrease in capital, split off into a new company (*shinsetsu bunkatsu*) set out in Article 373 of the Commercial Code, split off into a separate existing company (*Kyushu bunkatsu*) provided in Article 374-16 of the Commercial Code, or a case in which the adjustment of the Conversion Price is required for a merger. |

| | |
|---|---|
| | (ii) In the event that the adjustment of the Conversion Price becomes necessary because of the occurrence of an event from which a change or the possibility of a change of the number of common shares of the Company arises (however, except for the case of a change and an adjustment of the first and second unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and special |

| | |
|---|---|
| | agreement on equal priority among bonds), which are to be issued concurrently with the Bonds).<br>(iii) In the event that two or more causes which demand the adjustment of the Conversion Price have arisen simultaneously, whereby it becomes necessary to take into account the impact of the other cause on the market price used for calculation of the Conversion Price after the adjustment based on the one cause.<br>5. When making a change or an adjustment in accordance with Item 3 or Item 4 of this Paragraph, the Company shall give prior written notice to the bondholders of the Bonds with equity warrants on the change or adjustment, the cause, the Conversion Price before the change or adjustment, the Conversion Price after the change or adjustment, the date of application, and other necessary matters. However, in the event of the stock split set out in the provided clause in (ii) of (2) of Item 4 of this Paragraph and other cases in which the aforementioned notice cannot be made before the date of application, it shall be made immediately after the date of application. |
| Total amount of issue prices of shares when the shares are issued due to the exercise of equity warrants | 6,000,000,000 yen |
| Issue prices of shares and the amount of capitalization when the shares are issued due to the exercise of equity warrants | 1. Issue price per share when the shares are issued due to the exercise of Equity Warrants<br>The issue price per common share of the Company in the event of the issue of shares arising from the exercise of the Equity Warrant shall be the amount obtained by dividing the total amount of issue prices of the Bonds relating to the request for the exercise of the Equity Warrant by the Number of Shares Delivered described in the separate paragraph "Number of shares as the object of equity warrants."<br>2. The amount of capitalization per common share of the Company in the event of the issue of shares arising from the exercise of the Equity Warrant<br>In the event of the issue of shares arising from the exercise of the Equity Warrant, the amount of capitalization per common share of the Company shall be calculated by multiplying the issue price per common shares of the Company to be issued due to the exercise of Equity Warrants described in Item 1 of this Paragraph by 0.5. If any fractional figure of less than one yen is created as a result of the calculation, the fractional figure shall be rounded up. |
| Exercise period of the Equity Warrant | The bondholder of the Bonds with equity warrants may request the exercise of the Equity Warrant (hereinafter referred to as the "Request for Exercise") at any time between September 8, 2005 and September 6, 2007 (hereinafter referred to as "Period for Request of Exercise"). |

| Place for receiving Request for Exercise, Agent for Request for Exercise, and Place for handling payment | 1. Place for receiving Request for Exercise of Equity Warrants<br>Transfer agent: UFJ Trust Bank, Limited, Securities Agency Division<br>2. Agent for Request for Exercise of Equity Warrants<br>There is no applicable item.<br>3. Place for handing payment of Request for Exercise of Equity Warrant<br>There is no applicable item. |
|---|---|
| Conditions for exercise of Equity Warrants | In the event of the early redemption of the Bond by the Company or acceleration by the Company related to the Bond based on (2) or (3) of Item 2 in the separate paragraph "Method of redemption," the Equity Warrant shall not be exercised on or after the date of redemption or the date of acceleration. In the event of the early redemption of the Bond by the Company at the request of the bondholder of the Bonds with equity warrants as set out in (4) of Item 2 in the separate paragraph "Method of redemption," the Equity Warrant shall not be exercised after the Bonds with equity warrants are presented to the place of payment of redemption money. Also, the Equity Warrant shall not be partially exercised. |

| Causes and conditions for cancellation of Equity Warrants | Causes and conditions for cancellation shall not be prescribed. |
|---|---|
| Matters concerning the assignment of Equity Warrants | Pursuant to Paragraph 2 of Article 341-2 of the Commercial Code, neither one of the Bond or the Equity Warrant of the Bond with equity warrant shall be assigned if they are detached. |
| Matters concerning substitutive payment | When the Equity Warrant is exercised as provided in Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code, it shall be deemed that it was requested that the whole amount at the time of the exercise of the Equity warrants be paid, and that payment based on the request was made. |

(Notes) 1. Number of equity warrants attached to the Bond

The number of Equity Warrants attached to each Bond shall be one. Twelve equity warrants in total shall be issued.

2. Method of Request for Exercise of Equity Warrants

The reception services of the Request for Exercise of Equity Warrants shall be handled at the place for receiving a Request for Exercise of Equity Warrants (hereinafter referred to as "Place for Receiving Request for Exercise") set out in Item 1 in the separate paragraph "Place for receiving Request for Exercise, Agent for Request for Exercise, and Place for handling payment."

(i) To request the exercise of the Equity Warrant, the Bond with equity warrant whose equity warrant is to be exercised shall be indicated on the form to request the exercise (hereinafter referred to as the "Exercise Request Form") designated by the Company, and the Exercise Request Form shall be presented to the Place for Receiving Request for Exercise during the Period for Request of Exercise with the Bond with equity warrant by writing the date of request, etc. with the sign and seal placed.

(ii) In the event that the certificate of the Bond with equity warrant is deposited at Japan Securities Depository Center (hereinafter referred to as "JASDEC"), the Bond with equity warrant whose equity warrant is to be exercised shall be indicated on the Exercise Request Form, and the Exercise Request Form shall be presented to the Place for Receiving Request for Exercise through JASDEC

during the Period for Request of Exercise by writing the date of the request, etc. with the sign and seal placed.

(iii) A person who has presented the documents required for the Request of Exercise to the Place for Receiving Request for Exercise may not subsequently withdraw it.

3. Effective period of the exercise of the Equity Warrant
   The Request of Exercise shall become effective on the day when all documents required for the Request of Exercise have arrived at the Place for Receiving Request for Exercise.
4. Method of delivering stock certificates
   The Company shall deliver a stock certificate immediately after the Request of Exercise becomes effective. However, the Company shall not issue a stock certificate for a fractional shares less than one trading unit.
5. First dividend after exercising the Equity Warrant
   The dividend of the common share of the Company delivered based on the Request for Exercise or the distribution of money (interim dividend) set out in Article 293-5 of the Commercial Code shall be paid, assuming that the common shares of the Company are delivered on January 1 when the Request for Exercise is made between January 1 and June 30, or on July 1 when the Request for Exercise is made between July 1 and December 31.
6. Treatment associated with the abolishment of fractional shares less than one trading unit
   In the event that the provisions in the prospectus of the Bonds with equity warrants need to be reread by replacing words or that other measures become necessary in such cases that the Company abolishes the rules of the number of shares for one trading unit, the Company shall implement necessary measures.

### 6 Underwriting of the Bonds with equity warrants and outsourcing of the management of the Bonds with equity warrants (third Bonds with equity warrants)

There is no applicable item.

### 7. Use of proceeds from new issue

(1) Proceeds from new issue

| Total payment (yen) | Estimated issue costs (yen) | Estimated net proceeds (yen) |
|---|---|---|
| 31,000,000,000 | 200,000,000 | 30,800,000,000 |

Note: The amounts above are the total for the first, second and third Bonds with equity warrants. Consumption tax, etc. is not included in the estimated issue costs.

(2) Use of proceeds

The estimated net proceeds of 30,800 million yen are to be used for the redemption of unsecured corporate bonds of 28,000 million yen, the repayment of short-term borrowings of 2,178 million yen, and investment in the expansion of new businesses, amounting to 622 million yen.

## Section 2: Secondary Offering Memorandum

There is no applicable item.

## Section 3: Other Information

There is no applicable item.

# Part II: Reference Information

## Section 1: Reference Materials

For the matters listed in Item 2 of Paragraph 1 of Article 5 of the Securities and Exchange Law, including an overview of company and an overview of business, the following materials should be referred to.

1. Securities Report and its attached documents

Securities Report and its attached documents for the 14th fiscal year (from January 1, 2004 to December 31, 2004) presented to the Director-General of the Kanto Local Finance Bureau on March 30, 2005.

## Section 2: Supplementary Information for Reference Materials

Between the day when the securities report was presented as a reference material mentioned above and the day when this securities registration statement was presented, some changes and additions were made in "Part I: Company Information, Section 2: Business Conditions, Item 4: Business risk, etc." of the securities report. The content below indicates the changes and additions in the "Business risk, etc." (with underlining). Forward looking statements are based on our judgment as of August 22, 2005.

(4) Legal regulations

The GMO Internet Group is subject to the legal regulations described below. However, the business of the GMO Internet Group may be restricted by future developments associated with the penetration of the Internet, such as the establishment of a new law or regulation for Internet users and related business entities, the better-defined application of existing laws and regulations, and the requirement for the implementation of self-regulation.

(a) Telecommunications Business Law

The Telecommunications Business Law was established for the purpose of ensuring the smooth provision of telecommunications services and protecting the benefits of users by making the operation of telecommunication business adequate and rational in light of its public nature, thereby

ensuring the sound development of telecommunication, public convenience and improvements in public welfare. To carry out the Internet business, the Company is subject to the regulations of this law as a registered telecommunication company on matters such as the prohibition of censorship, protection of communication secrets, business operations, telecommunication equipment, and connection of equipment.

(b) Law on Control and Improvement of Amusement and Entertainment Business

The Law on Control and Improvement of Amusement and Entertainment Business was established for the purpose of preventing juveniles from entering amusement and entertainment places, etc. by restricting business hours and areas, etc. of amusement and entertainment and other related businesses, to maintain good manners and customs and a clean entertainment environment as well as prevent acts which could be harmful to sound development of juveniles. Another objective of the law is to take measures to encourage appropriate amusement and entertainment to contribute to the improvement of these businesses. Thus, this law is directly related to the regulation of amusement and entertainment business entities.

As Internet access services involve the provision of server space to users, the law assumes that the Internet providers should undertake an obligation to act appropriately given their responsibility for managing their own servers. This applies to the Company in carrying out its Internet business (put into effect on April 1, 1999). With regard to the websites posted by its customers, the Company expressly states that the responsibility for content rests with the person who prepares the content, based on the contract with a person who produces a registered website, and gives extra consideration to the prohibition against distributing harmful information and the violation of laws through self-imposed regulations, such as the full enforcement of compliance and initiatives to check the content of websites. However, as these measures do not necessarily guarantee adequacy, the Company may receive administrative guidance, a claim, a claim for damage, and a warning against websites posted by its customers, etc. from a government organization, a user or any other related party.

(c) Law on the Prevention of Illegal Access

The Law on the Prevention of Illegal Access was established for the purpose of contributing to the sound development of the advanced information communications society by maintaining order in telecommunications. The aim is to realize this by access control functions and the prevention of computer-related crimes conducted through telecommunication lines. Thus, the law is directly related to the prohibition of illegal access to computers.

The law sets out obligations for persons who manage the operations of computers connected to telecommunication lines, such as implementing necessary measures to protect illegal accesses. The

Company is subject to this law as an entity who manages the operations of computers.

(d) Law concerning Limitation on Liability for Damage Awards of Specified Telecommunication Service Providers and concerning the Disclosure of Originator Information

In light of the expanded distribution of information through the Internet, etc., the Law concerning Limitation on Liability for Damage Awards of the Specified Telecommunication Service Providers and concerning the Disclosure of Originator Information sets out a limitation of liability for damages of specified telecommunication service providers and the rights to request disclosure of information about the senders to contribute to the appropriate distribution of information by specified telecommunications. To carry out the Internet business, the Company is subject to this law as a specified telecommunication service provider. Although the scope of responsibility of the Company is limited by the law, it affects the presentation activities of those who transmit information. When performing the matters set forth in the law, the Company needs to make a very important judgment, and if this judgment is not appropriate, the Company may receive administrative guidance, a claim, a claim for damage, and a warning, etc. from a government organization, a user or any other related party.

(e) Specified Commercial Transactions Law

The Specified Commercial Transactions Law was established to protect the interests of the purchaser, etc. and to ensure that the distribution of goods and the provision of services is adequate and smooth by making the specified commercial transactions (door-to-door sales and mail order sales, etc.) fair and preventing damages which the purchaser may incur, thereby contributing to the healthy development of the national economy. Thus, the law sets out a number of provisions regarding the method of specified commercial transactions.

In particular, with regard to advertisements in mail order sales, the law sets out regulations on the presentation method, etc., including those using electric media.

As the mail advertising business of the Company is subject to regulations covering the advertisement methods described above, the method of operating this business may be restricted by law.

(f) Law Concerning Adjustment, Etc. of Transmission of Specified Electronic Mail

Given the rising necessity to prevent interference with the sending and receiving of electronic mail caused by the transmission of specified electronic mail related to commercial advertisements sent to large numbers of individuals at once, this law was established for the purpose of developing a desirable environment for the use of electronic mail by stipulating measures for the improvement of transmission of the specified electronic mail. The law prescribes, among other provisions, the

obligation to list contact information of senders in the specified electronic mail and a prohibition on the sending of electronic mail to those who reject it.

The mail advertising business of the Company is subject to regulations on the method of sending the specified electronic mail mentioned above, and the method of operating this business may be restricted by law.

(g) Law Concerning the Protection of Personal Information

In light of the expanding use of personal information accompanying the development of an advanced information communications society, this law imposes an obligation on business entities that deal with personal information with respect to the appropriate use of personal information, such as the limited purpose of using personal information, adequate acquisition, achievement of accuracy, safety control measures, and limited provision to third parties to protect the rights and benefits of individuals while paying attention to the usefulness of personal information.

Regarding the purpose of using personal information and their provision to third parties, the law requires the Company to fulfill its legal obligation to establish procedures for giving an adequate explanation to users and obtaining the consent and to manage the relevant information properly.

The obligation under this law mentioned above has been applied since April 1, 2005.

(6) Consolidation of Orient Credit Co., Ltd.

The Company plans to acquire a total of 71,867 shares (94.28%) of Orient Credit Co., Ltd. for 25,041 million yen on September 30, 2005, which are owned by Unison Capital Partners, LP., UC Ocean Investors, LP., and UC Ocean Investors, 2LP., which are investment funds of Unison Capital, Inc.

The corporate profile of Orient Credit Co., Ltd. is as follows.

| | | |
|---|---|---|
| (1) | Company name | Orient Credit Co., Ltd. |
| (2) | Representative director | Yoshifumi Nakano |
| (3) | Location of head office | 3F Iwamoto Bldg. Shuwa No. 3, Iwamoto-cho, Chiyoda-ku, Tokyo, Japan |
| (4) | Established | November 1971 |
| (5) | Type of business | Personal finance business |
| (6) | End of fiscal year | March |
| (7) | No. of employees | Full-time employees: 185, Contract employees: 28, Temporary employees: 180, Total: 393 |
| (8) | Principal place of business | Same as location of head office |
| (9) | Capital | 6,499,400,000 yen |
| (10) | No. of shares issued | 76,224 |

(11) Major shareholders and the number of shares held — Unison Capital Partners, LP. 37,901 shares (49.72%)
UC Ocean Investors, LP. 23,180 shares (30.41%)
UC Ocean Investors, 2LP. 10,786 shares (14.15%)

(12) Performance over past fiscal years

| | Term ended March 2004 | Term ended March 2005 |
|---|---|---|
| Sales | 12,166 million yen | 19,239 million yen |
| Operating profit | 747 million yen | 2,528 million yen |
| Ordinary profit | 873 million yen | 2,318 million yen |
| Net profit | 612 million yen | 1,396 million yen |
| Total assets | 32,603 million yen | 34,896 million yen |
| Shareholders' equity | 9,433 million yen | 10,824 million yen |
| Dividend per share | — | — |

Orient Credit Co., Ltd. provides personal finance services with a core product of personal loans for women, and the outstanding balance of cash loans to consumers was 80.9 billion yen as of the end of March 2005 (including off-balance sheet loans of 62.0 billion yen). The number of customers is approximately 200,000 accounts, which is ranked 17th in the industry, and the operations are nationwide through two contact centers in Tokyo and Osaka. As the non-store sales network and the marketing of personal finance services of Orient Credit Co., Ltd. has an extremely high affinity with the Internet, further growth is expected to be achieved through synergy with the Company.

The Company sets the deemed date of acquisition of Orient Credit Co., Ltd. as July 1, 2005. Orient Credit Co., Ltd. has succeeded in constructing a business base to ensure income as a result of improving cost competitiveness through diversified financing methods, including the securitization and reorganization of its business base into the non-store system by promoting management reform. Orient Credit Co., Ltd. is also building up a base for future growth by shifting its focus to contact centers and the acquisition of consumer loan receivables. However, a number of uncertainties such as future economic developments and changes in the market environment surrounding Orient Credit Co., Ltd. may impact the consolidated results of the Company.

## Section 3: Places in which the reference materials are made available for public inspection

GMO Internet, Inc., Head Office

26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo, Japan

Tokyo Stock Exchange, Inc.

2-1 Nihombashi Kabutocho, Chuo-ku, Tokyo, Japan

## Part III: Information on the surety company, etc. of the company which presents this securities registration statement

There is no applicable item.

## Part IV: Special Information

### Section 1: Recent financial statements or financial documents of the surety company and linked subsidiaries

There is no applicable item.



August 22, 2005

RECEIVED
2006 JAN 24 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release
Address: 26-1 Sakuragaoka-cho , Shibuya-ku
Company name: GMO Internet Inc.
Code No.9449
Company representative: Masatoshi Kumaga
Contact person: Masashi Yasuda , Executive
TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

# Notice of Issue of Unsecured Convertible Bonds with Equity Warrants (Unsecured Convertible Bonds with Equity Warrants and Special Agreement on Limited Equal Priority among Bonds)

GMO Internet, Inc. is pleased to announce that, at a meeting of the Board of Directors held on August 22, 2005, it was decided to issue the first to third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) through allocation to third parties as follows.

Please refer to the Reference Material for Issue of Unsecured Convertible Bonds with Equity Warrants by GMO Internet, Inc., which provides information on this matter and shows the purpose of the funds being raised, the selection of the means for the fund-raising, and its characteristics. The material is attached at the end of this notice.

NOTE

## I. First Unsecured Convertible Bonds with Equity Warrants

| | |
|---|---|
| 1. Name of bond | First unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and a special agreement on limited equal priority among bonds) of GMO Internet, Inc. (hereinafter referred to as "Bonds with equity warrants." The bond portion shall hereinafter be referred to as "Bonds," and the equity warrants portion shall hereinafter be referred to as "Equity Warrants.") |
| 2. Issue price of bond | 100 yen per 100 yen par value |
| 3. Issue price of equity warrants | Free |
| 4. Reasons for calculation of issue price of equity warrants (reasons for free issue) | The Equity Warrant is attached to unsecured convertible bonds with equity warrants, and cannot be transferred if detached from the Bond. In addition, given that, if the Equity Warrant is exercised, the Bond will be terminated through |



| | |
|---|---|
| | substitutive payment and thus the Bond is closely connected to the Equity Warrant, and in consideration of the economic value to be obtained from the value of the Equity Warrant, and the interest rate, issue price and other conditions for the issue of the Bond, it was decided that the Equity Warrant shall be issued for no consideration. |
| 5. Payment date and the date of issue | September 7, 2005 (Wednesday) |
| 6. Matter about offering | |
| (1) Method for offering | Allocation of the entire sum to Nomura Securities Co., Ltd. through private placement |
| (2) Issue price (offering price) | 100 yen per 100 yen par value |
| (3) Deadline for application | September 7, 2005 (Wednesday) |
| (4) Place for receiving applications | Nomura Securities Co., Ltd., Head Office |
| 7. Matters concerning equity warrants | |
| (1) Type and number of shares shares as the object of equity warrants | The type of shares as the object of the Equity Warrant shall be the common shares of the Company. The number of common shares which the Company will issue in response to a request for the exercise of the Equity Warrant (as defined in Item (6) of this Paragraph) or the number of the common shares held by the Company to be transferred in lieu of the issue of new common shares (the issue or transfer of the common shares of the Company shall hereinafter be referred to as "Delivery") shall be the largest integral number obtained by dividing the total amount of the issue price of the Bond related to the request for exercise by the conversion price set out in (ii) of Item (3) of this Paragraph (however, if changed or adjusted as set out in Item (8) or Item (9) of this Paragraph, this shall be the conversion price after change or adjustment). In this event, any fractional figure of less than one share shall be discarded, and no adjustment in cash shall be made. |
| (2) Total number of equity warrants | The number of Equity Warrants attached to each Bond shall be one. Thirty Equity Warrants in total shall be issued. |
| (3) Amount of payment at time of exercise and conversion price | (i) The amount to be paid at the time of exercising one Equity Warrant shall be equivalent to the issue price of the Bond.<br>(ii) The amount per share to be paid at the time of exercising the Equity Warrant shall be 3,000 yen (hereinafter referred to as "Conversion Price") initially. |
| (4) Reasons for calculation of of amount of payment at time of exercise (Conversion Price) | The Bonds with equity warrants are convertible bonds with equity warrants and, therefore, the amount to be paid at the time of exercising one equity warrant was decided to be equivalent to the issue price of the Bond. The initial Conversion Price was decided to be 3,000 yen, which is equivalent to 140.85% of the |

closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on August 22, 2005.

| | |
|---|---|
| (5) Amount of capitalization of issue price of new shares | In the event of the issue of shares arising from the exercise of the Equity Warrant, the amount of capitalization per common share of the Company shall be the amount obtained by multiplying the issue price of the shares by 0.5. If any fractional figure of less than one yen is created as a result of the calculation, the fractional figure shall be rounded up. |
| (6) Period for request of exercise | The bondholder of the Bonds with equity warrants may request the exercise of the Equity Warrant (hereinafter referred to as "Request for Exercise") at any time between September 8, 2005 and September 6, 2007 (hereinafter referred to as "Period for Request of Exercise"). |
| (7) Conditions for exercise | In the event of the early redemption of the Bond by the Company or acceleration by the Company related to the Bond based on (ii) or (iii) of Item (6) of Paragraph 8, the Equity Warrant shall not be exercised on or after the date of redemption or the date of acceleration. In the event of the early redemption of the Bond by the Company at the request of the bondholder of the Bonds with equity warrants as set out in (iv) of Item (6) of Paragraph 8, the Equity Warrant shall not be partially exercised after the Bonds with equity warrants are presented to the place of the payment of redemption money. |
| (8) Change of Conversion Price | (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average of every day's closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall into a business day, the five consecutive business days shall be five consecutive business days up to a business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated down to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). However, in April 2006, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice.<br>(ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be |



changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, regardless of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item.

(iii) If there is cause for the adjustment of the Conversion Price as set out in Item (9) of this Paragraph during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.

(9) Adjustment of the Conversion Price

If the Company issues or disposes of its common shares at an issue price or a disposal price which is lower than the market price of the common shares of the Company after the issue of the Bonds with equity warrants (however, excluding cases through the conversion or exercise of securities to be converted or be convertible to the common shares of the Company or equity warrants (including equity warrants attached to bonds with equity warrants) based on which the Delivery of the common shares of the Company may be demanded), the Company shall adjust the Conversion Price using the following formula.



$$\text{Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares or shares disposed of x issue or disposal price per share}}{\text{Market priceConversion}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares or shares disposed of}}$$

| | |
|---|---|
| | When the Company conducts a stock split or reverse stock split of the common shares of the Company, or issues securities to be converted or convertible to the common shares of the Company, equity warrants based on which the Delivery of the common shares of the Company may be demanded or bonds with equity warrants, the Company shall adjust the Conversion Price appropriately. For the purposes of the above formula, the "number of outstanding shares" denotes a number obtained by deducting the number of the Company's common shares held by the Company from the number of common shares of the Company already issued. In the event of the issue of the common shares of the Company through stock split, the "number of newly issued or shares disposed of" shall not include the number of the common shares of the Company which is allocated to the Company's common shares held by the Company as of the date of allocation to shareholders.<br>For the purposes of this Item, the "market price" denotes the average of every day's closing price (excluding the number of days without closing price) for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for 30 business days starting from the 45th business day before a date when the Conversion Price after adjustment is applied (however, if the Board of Directors resolves that, on the condition that a profit available for dividend is converted into capital, the common shares of the Company will be issued through a stock split using the profit, and a date before the date of the close of shareholders meeting at which the conversion of the profit available for dividend into capital is resolved becomes the date of allocation to shareholders, this shall be the date of allocation to shareholders). |
| (10) Reasons and conditions for cancellation | Reasons for cancellation shall not be decided. |
| (11) Method for delivery of Share certificates | The Company shall deliver share certificates without delay after the Request for Exercise takes effect. However, no share certificates shall be issued for shares the number of which is less than one stock trade unit. |
| (12) Starting date of dividend payment for shares delivered through exercise | The dividend of the common shares of the Company delivered as a result of the Request for Exercise and money to be distributed (interim dividend) as provided in Article 293-5 of the Commercial Code shall be paid deeming that the common shares of the Company were delivered on January 1 if the Request for Exercise was made between January 1 and June 30, and on July 1 if the Request for Exercise was made between July 1 and December 31. |
| (13) Place for receiving Request for Exercise | Transfer agent: UFJ Trust Bank, Limited, Securities Agency Division |



| | |
|---|---|
| (14) Matters concerning substitutive payment | When the Equity Warrant is exercised as provided in Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code, it shall be deemed that it was requested that the whole amount to be paid at the time of the exercise of the Equity Warrant be paid, and the payment based on the request was made. |
| 8. Matters concerning the bonds | |
| (1) Total amount of bonds | 15.0 billion yen |
| (2) Amount of each bond certificate | 500 million yen, only one type |
| (3) Interest rate of bonds | No interest shall be paid on the Bond. |
| (4) Date of redemption | September 7, 2007 (Friday) |
| (5) Amount of redemption | 100 yen per 100 yen par value<br>However, in the event of early redemption, this shall be the amount set out in (ii) to (iv) of Item (6) of this Paragraph. |
| (6) Method for redemption | (i) The total amount of the Bond shall be redeemed on September 7, 2007.<br>(ii) If the general shareholders meeting of the Company resolves that the Company will become a wholly-owned subsidiary of another company through the exchange or transfer of stocks, the Company may redeem in advance all of the remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at the following price per 100 yen par value with the Prior Notification which is made between 30 days and 60 days before the date of redemption before the exchange or transfer of stocks takes effect.<br>101 yen for the period from September 8, 2005 to September 7, 2006<br>100 yen for the period from September 8, 2006 to September 6, 2007<br>(iii) The Company may redeem in advance at the option of the Company all of the remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at a price of 100 yen per 100 yen par value on the third Friday of a month with the Prior Notification before the first Friday (inclusive) of the month (if the first Friday is a bank holiday, it shall be the immediately preceding business day) after the issue of the Bonds with equity warrants.<br>(iv) The bondholder of the Bonds with equity warrants shall have the right to request the Company to redeem in advance all or part of the Bonds held by the bondholder at a price of 100 yen per 100 yen par value on the fourth Friday of the month with the Prior Notification before the second Friday (inclusive) of the month (if the second Friday is a bank holiday, it shall be the immediately preceding business day) by presenting the certificates of the Bonds with equity warrants to the place of the payment of redemption money set out in Item (12) of this Paragraph.<br>(v) When the date of redemption set out in this Item is a bank holiday, the date |



shall be moved up to the immediately preceding business day.

(vi) The Bonds may be purchased or cancelled at any time on or after the day following the date of issue. However, the Equity Warrant alone may not be cancelled. When the Bond is purchased and cancelled, the Company shall relinquish its rights to the Equity Warrant it acquired.

| | |
|---|---|
| (7) Form of bond certificate | The form of the bond certificate shall be an unregistered bond certificate.<br>Either the Bond or the Equity Warrant of the Bonds with equity warrants alone shall not be transferred as provided in Paragraph 4 of Article 341-2 of the Commercial Code. |
| (8) Existence or non-existence of security | Neither mortgage nor guarantee is provided for the Bonds with equity warrants. There are no assets specially reserved for the Bonds with equity warrants. |
| (9) Financial special agreement | When the Company establishes a security right for other convertible bonds with equity warrants (including the second and third unsecured convertible bonds with equity warrants, convertible bonds with equity warrants and special agreement on equal priority among bonds) which the Company issues in Japan in the future after the issue of the Bonds with equity warrants, the Company shall establish a security right with equal priority for the Bonds with equity warrants based on the Mortgage Debentures Trust Law as long as the un-redeemed balance of the Bonds with equity warrants exists. The convertible bonds with equity warrants shall denote the convertible bonds with equity warrants provided in Article 341-2 of the Commercial Code, with respect to which the Board of Directors resolved that it shall be deemed that, at the time of exercising equity warrants, the bondholders of bonds with equity warrants requested the payment of the whole amount to be paid at the time of the exercise of equity warrants in lieu of the redemption of the total amount of bond, and the payment was made based on the request in accordance with the provisions of Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code. |
| (10) Rating acquired | No rating shall be acquired. |
| (11) Bond management company | The Bonds with equity warrants satisfies the conditions set out in the proviso of Article 297 of the Commercial Code. Therefore, no bond management company shall be nominated. |
| (12) Agent for payment of redemption money (Place of payment of redemption money)) | Nomura Trust and Banking Co., Ltd., Head Office |
| 9. Whether an application for listing is filed or not | Nil |

10. The above items are conditioned on the notification's taking effect in accordance with the Securities and Exchange Law.

II. Second Unsecured Convertible Bonds with Equity Warrants



| | |
|---|---|
| 1. Name of bond | Second unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) of GMO Internet, Inc. (hereinafter referred to as "Bonds with equity warrants." The bond portion thereof shall hereinafter be referred to as "Bonds," and the equity warrants portion thereof shall hereinafter be referred to as "Equity Warrants.") |
| 2. Issue price of bond | 100 yen per 100 yen par value |
| 3. Issue price of equity warrants | Free |
| 4. Reasons for calculation of the issue price of equity warrants (reasons for free issue) | The Equity Warrant is attached to unsecured convertible bonds with equity warrants, and cannot be transferred if detached from the Bond. In addition, considering that, if the Equity Warrant is exercised, the Bond will be terminated through substitutive payment and thus the Bond is closely connected to the Equity Warrant, and in consideration of economic values to be obtained from the value of the Equity Warrant, and the interest rate, issue price and other conditions for issue of the Bond, it was decided that the Equity Warrant shall be issued for no consideration. |
| 5. Payment date and the date of issue | September 7, 2005 (Wednesday) |
| 6. Matter about offering | |
| (1) Method for offering | Allocation of the whole sum to Nomura Securities Co., Ltd. through private placement |
| (2) Issue price (offering price) | 100 yen per 100 yen par value |
| (3) Deadline for application | September 7, 2005 (Wednesday) |
| (4) Place for receiving applications | Nomura Securities Co., Ltd., Head Office |
| 7. Matters concerning equity warrants | |
| (1) Type and number of shares shares as the object of equity warrants | The type of shares as the object of the Equity Warrant shall be the common shares of the Company. The number of common shares which the Company will issue in response to a request for the exercise of the Equity Warrant (as defined in Item (6) of this Paragraph) or the number of the common shares held by the Company to be transferred in lieu of the issue of new common shares (the issue or transfer of the common shares of the Company shall hereinafter be referred to as "Delivery") shall be the largest integral number obtained by dividing the total amount of the issue price of the Bond related to the request for exercise by the conversion price set out in (ii) of Item (3) of this Paragraph (however, if the price is changed or adjusted as set out in Item (8) or Item (9) of this Paragraph, this shall be the conversion price after change or adjustment). In this event, any fractional figure of less than one share shall be discarded, and no adjustment in |



| | |
|---|---|
| | cash shall be made. |
| (2) Total number of equity warrants | The number of Equity Warrants attached to each Bond shall be one. Twent Equity Warrants in total shall be issued. |
| (3) Amount of payment at the time of exercise and conversion price | (i) The amount to be paid at the time of exercising one Equity Warrant shall be equivalent to the issue price of the Bond.<br>(ii) The amount per share to be paid at the time of exercising the Equity Warrant shall be 3,000 yen (hereinafter referred to as "Conversion Price") initially. |
| (4) Reasons for calculation of of amount of payment at time of exercise (Conversion Price) | The Bonds with equity warrants are convertible bonds with equity warrants and, therefore, the amount to be paid at the time of exercising one equity warrant was decided to be equivalent to the issue price of the Bond. The initial Conversion Price was decided to be 3,000 yen, which is equivalent to 140.85% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on August 22, 2005. |
| (5) Amount of capitalization of issue price of new shares | In the event of the issue of shares arising from the exercise of the Equity Warrant, the amount of capitalization per common share of the Company shall be the amount obtained by multiplying the issue price of the shares by 0.5. If any fractional figure of less than one yen is created as a result of the calculation, the fractional figure shall be rounded up. |
| (6) Period for request of exercise | The bondholder of the Bonds with equity warrants may request the exercise of the Equity Warrant (hereinafter referred to as "Request for Exercise") at any time between September 8, 2005 and September 6, 2007 (hereinafter referred to as "Period for Request of Exercise"). |
| (7) Conditions for exercise | In the event of the early redemption of the Bond by the Company or acceleration by the Company related to the Bond based on (ii) or (iii) of Item (6) of Paragraph 8, the Equity Warrant shall not be exercised on or after the date of redemption or the date of acceleration. In the event of the early redemption of the Bond by the Company at the request of the bondholder of the Bonds with equity warrants as set out in (iv) of Item (6) of Paragraph 8, the Equity Warrant shall not be partially exercised after the Bonds with equity warrants are presented to the place of the payment of redemption money. |
| (8) Change of Conversion Price | (i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average of every day's closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall on a business day, the five consecutive business |



days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated down to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). However, in April 2006, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice.

(ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that is two weeks' after the week including the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, regardless of the Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item.

(iii) If there is cause for the adjustment of the Conversion Price as set out in Item (9) of this Paragraph during the Period for Calculation of Market Price, the Conversion Price after the change shall be adjusted to a figure which the Company deems appropriate in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of the adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up. This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in



Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.

(9) Adjustment of the Conversion Price

If the Company issues or disposes of its common shares at an issue price or a disposal price which is lower than the market price of the common shares of the Company after the issue of the Bonds with equity warrants (however, excluding cases through the conversion or exercise of securities to be converted or be convertible to the common shares of the Company or equity warrants (including equity warrants attached to bonds with equity warrants) based on which the Delivery of the common shares of the Company may be demanded), the Company shall adjust the Conversion Price using the following formula.

$$\text{Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares or shares disposed of x issue or disposal price per share}}{\text{Market priceConversion}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares or shares disposed of}}$$

When the Company conducts a stock split or reverse stock split of the common shares of the Company, or issues securities to be converted or convertible to the common shares of the Company, equity warrants based on which the Delivery of the common shares of the Company may be demanded or bonds with equity warrants, the Company shall adjust the Conversion Price appropriately. For the purposes of the above formula, the "number of outstanding shares" denotes a number obtained by deducting the number of the Company's common shares held by the Company from the number of common shares of the Company already issued. In the event of the issue of the common shares of the Company through stock split, the "number of newly issued or shares disposed of" shall not include the number of the common shares of the Company which is allocated to the Company's common shares held by the Company as of the date of allocation to shareholders.

For the purposes of this Item, the "market price" denotes the average of every day's closing price (excluding the number of days without closing price) for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for 30 business days starting from the $45^{th}$ business day before a date when the Conversion Price after adjustment is applied (however, if the Board of Directors resolves that, on the condition that a profit available for dividend is converted into capital, the common shares of the Company will be issued through a stock split using the profit, and a date before the date of the close of the shareholders meeting at which the conversion of the profit available for dividends into capital is resolved becomes the date of allocation to shareholders, this shall be the date of allocation to shareholders).

(10) Reasons and conditions for cancellation

Reasons for cancellation shall not be decided.



| | |
|---|---|
| (11) Method for delivery of Share certificates | The Company shall deliver share certificates without delay after the Request for Exercise takes effect. However, no share certificates shall be issued for shares the number of which is less than one stock trade unit. |
| (12) Starting date of dividend payment for shares delivered through exercise | The dividend of the common shares of the Company delivered as a result of the Request for Exercise and money to be distributed (interim dividend) as provided in Article 293-5 of the Commercial Code shall be paid deeming that the common shares of the Company were delivered on January 1 if the Request for Exercise was made between January 1 and June 30, and on July 1 if the Request for Exercise was made between July 1 and December 31. |
| (13) Place for receiving Request for Exercise | Transfer agent: UFJ Trust Bank, Limited, Securities Agency Division |
| (14) Matters concerning substitutive payment | When the Equity Warrant is exercised as provided in Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code, it shall be deemed that it was requested that the whole amount to be paid at the time of the exercise of the Equity warrants be paid, and that payment based on the request was made. |

8. Matters concerning the bondss

| | |
|---|---|
| (1) Total amount of bonds | 10.0 billion yen |
| (2) Amount of each bond certificate | 500 million yen, only one type |
| (3) Interest rate of bonds | No interest shall be paid on the Bond. |
| (4) Date of redemption | September 7, 2007 (Friday) |
| (5) Amount of redemption | 100 yen per 100 yen par value<br>However, in the event of early redemption, this shall be the amount set out in (ii) to (iv) of Item (6) of this Paragraph. |
| (6) Method for redemption | (i) The total amount of the Bond shall be redeemed on September 7, 2007.<br>(ii) If the general shareholders meeting of the Company resolves that the Company will become a wholly-owned subsidiary of another company through the exchange or transfer of stocks, the Company may redeem in advance all of the remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at the following price per 100 yen par value with the Prior Notification which is made between 30 days and 60 days before the date of redemption before the exchange or transfer of stocks takes effect.<br>101 yen for the period from September 8, 2005 to September 7, 2006<br>100 yen for the period from September 8, 2006 to September 6, 2007<br>(iii) The Company may redeem in advance at the option of the Company all of the remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at a price of 100 yen per 100 yen par value on the third Friday of a month with the Prior Notification before the first Friday (inclusive) of the |



month (if the first Friday is a bank holiday, it shall be the immediately preceding business day) after the issue of the Bonds with equity warrants.

(iv) The bondholder of the Bonds with equity warrants shall have the right to request the Company to redeem in advance all or part of the Bonds held by the bondholder at a price of 100 yen per 100 yen par value on the fourth Friday of the month with the Prior Notification before the second Friday (inclusive) of the month (if the second Friday is a bank holiday, it shall be the immediately preceding business day) by presenting the certificates of the Bonds with equity warrants to the place of the payment of redemption money set out in Item (12) of this Paragraph.

(v) When the date of redemption set out in this Item is a bank holiday, the date shall be moved up to the immediately preceding business day.

(vi) The Bonds may be purchased or cancelled at any time on or after the day following the date of issue. However, the Equity Warrant alone may not be cancelled. When the Bond is purchased and cancelled, the Company shall relinquish its rights to the Equity Warrant it acquired.

(7) Form of bond certificate

The form of bond certificate shall be an unregistered bond certificate.

Either the Bond or the Equity Warrant of the Bonds with equity warrants alone shall not be transferred as provided in Paragraph 4 of Article 341-2 of the Commercial Code.

(8) Existence or non-existence of security

Neither a mortgage nor guarantee is provided for the Bonds with equity warrants. There are no assets specially reserved for the Bonds with equity warrants.

(9) Financial special agreement

When the Company establishes a security right for other convertible bonds with equity warrants (including the first and third unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and special agreement on equal priority among bonds) which the Company issues in Japan in the future after the issue of the Bonds with equity warrants, the Company shall establish a security right with equal priority for the Bonds with equity warrants based on the Mortgage Debentures Trust Law, provided the un-redeemed balance of the Bonds with equity warrants exists. Convertible bonds with equity warrants shall denote the convertible bonds with equity warrants provided in Article 341-2 of the Commercial Code, with respect to which the Board of Directors resolved that it shall be deemed that, at the time of exercising equity warrants, the bondholders of bonds with equity warrants requested the payment of the whole amount at the time of the exercise of equity warrants in lieu of the redemption of the total amount of bonds, and the payment was made based on the request in accordance with the provisions of Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code.

(10) Rating acquired

No rating shall be acquired.

(11) Bond management

The Bonds with equity warrants satisfies the conditions set out in the proviso of



| | |
|---|---|
| company | Article 297 of the Commercial Code. Therefore, no bond management company shall be nominated. |
| (12) Agent for payment of redemption money (Place of payment of redemption money) | Nomura Trust and Banking Co., Ltd., Head Office |
| 9. Whether an application for listing is filed or not | Nil |

10. The above items are conditioned on the notification taking effect in accordance with the Securities and Exchange Law.

III. Third Unsecured Convertible Bonds with Equity Warrants

| | |
|---|---|
| 1. Name of bond | Third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) of GMO Internet, Inc. (hereinafter referred to as "Bonds with equity warrants." The bond portion thereof shall hereinafter be referred to as the "Bond," and the equity warrants portion thereof shall hereinafter be referred to as the "Equity Warrants.") |
| 2. Issue price of bond | 100 yen per 100 yen par value |
| 3. Issue price of equity warrants | Free |
| 4. Reasons for calculation of issue price of equity warrants (reasons for free issue) | The Equity Warrant is attached to unsecured convertible bonds with equity warrants, and cannot be transferred if detached from the Bond. In addition, considering that, if the Equity Warrant is exercised, the Bond will be terminated through substitutive payment and thus the Bond is closely connected to the Equity Warrant, and in consideration of the economic value to be obtained from the value of the Equity Warrant, and the interest rate, issue price and other conditions for issue of the Bond, it was decided that the Equity Warrant shall be issued for no consideration. |
| 5. Payment date and date of issue | September 7, 2005 (Wednesday) |
| 6. Matters concerning the offering | |
| (1) Method for offering | Allocation of the whole sum to Nomura Securities Co., Ltd. through private placement |
| (2) Issue price (offering price) | 100 yen per 100 yen par value |
| (3) Deadline for application | September 7, 2005 (Wednesday) |
| (4) Place for receiving applications | Nomura Securities Co., Ltd., Head Office |
| 7. Matters concerning equity warrants | |
| (1) Type and number of shares | The type of shares as the object of the Equity Warrant shall be the common shares of the Company. The number of common shares which the Company will issue |



| | |
|---|---|
| as the object of equity warrants | in response to a request for the exercise of the Equity Warrant (as defined in Item (6) of this Paragraph) or the number of the common shares held by the Company to be transferred in lieu of the issue of new common shares (the issue or transfer of the common shares of the Company shall hereinafter be referred to as "Delivery") shall be the largest integral number obtained by dividing the total amount of the issue price of the Bond related to the request for exercise by the conversion price set out in (ii) of Item (3) of this Paragraph (however, if the price is changed or adjusted as set out in Item (8) or Item (9) of this Paragraph, this shall be the conversion price after change or adjustment). In this event, any fractional figure of less than one share shall be discarded, and no adjustment in cash shall be made. |
| (2) Total number of equity warrants | The number of Equity Warrants attached to each Bond shall be one. Twelve Equity Warrants in total shall be issued. |
| (3) Amount of payment at time of exercise and conversion price | (i) The amount to be paid at the time of exercising one Equity Warrant shall be equivalent to the issue price of the Bond.<br>(ii) The amount per share to be paid at the time of exercising the Equity Warrant shall be 3,000 yen (hereinafter referred to as "Conversion Price") initially. |
| (4) Reasons for calculation of amount of payment at time of exercise (Conversion Price) | The Bonds with equity warrants are convertible bonds with equity warrants and therefore the amount to be paid at the time of exercising one equity warrant was decided to be equivalent to the issue price of the Bond. The initial Conversion Price was decided to be 3,000 yen, which is equivalent to 140.85% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on August 22, 2005. |
| (5) Amount of capitalization of issue price of new shares | In the event of the issue of shares arising from the exercise of the Equity Warrants, the amount of capitalization per common share of the Company shall be the amount obtained by multiplying the issue price of the shares by 0.5. If any fractional figure of less than one yen is created as a result of the calculation, the fractional figure shall be rounded up. |
| (6) Period for request of exercise | The bondholder of the Bonds with equity warrants may request the exercise of the Equity Warrant (hereinafter referred to as "Request for Exercise") at any time between September 8, 2005 and September 6, 2007 (hereinafter referred to as "Period for Request of Exercise"). |
| (7) Conditions for exercise | In the event of the early redemption of the Bond by the Company or acceleration by the Company related to the Bond based on (ii) or (iii) of Item (6) of Paragraph 8, the Equity Warrant shall not be exercised on or after the date of redemption or the date of acceleration. In the event of the early redemption of the Bond by the Company at the request of the bondholder of the Bonds with equity warrants as set out in (iv) of Item (6) of Paragraph 8, the Equity Warrant |

shall not be partially exercised after the Bonds with equity warrants are presented to the place of the payment of redemption money.

(8) Change of Conversion Price

(i) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average of every day's closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall on a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination. This shall hereinafter be referred to as the "Period for Calculation of Market Price") to the Date of Determination (inclusive) (calculated down to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). However, in April 2006, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice.

(ii) Irrespective of (i) of this Item, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notification"), the Conversion Price shall be changed using a method similar to the method set out in (i) of this Item, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week two weeks' after the week that includes the date of the Prior Notification as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, irrespective of Prior Notification, the Conversion Price shall be changed as set out in (i) of this Item.

(iii) If there is cause for the adjustment of the Conversion Price as set out in Item (9) of this Paragraph during the Period for the Calculation of the Market Price, the Conversion Price after the change shall be adjusted to a figure deemed appropriate by the Company in accordance with the prospectus of the Bonds with equity warrants. If, however, as a result of this adjustment, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, it shall be the closing price on a day immediately preceding the date (calculated down to the first decimal place, with the first



decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on this date, it shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to the adjustment as set out in Item (9) of this Paragraph.), the Conversion Price after the change shall become the Maximum Conversion Price.

(9) Adjustment of the Conversion Price

If the Company issues or disposes of the common shares of the Company at an issue price or a disposal price that is lower than the market price of the common shares of the Company after the issue of the Bonds with equity warrants (however, excluding cases through the conversion or exercise of securities to be converted or be convertible to common shares of the Company or equity warrants (including equity warrants attached to bonds with equity warrants) based on which the Delivery of the common shares of the Company may be demanded), the Company shall adjust the Conversion Price using the following formula.

$$\text{Price after adjustment} = \text{Conversion Price before adjustment} \times \frac{\text{Number of outstanding shares} + \dfrac{\text{Number of newly issued shares or shares disposed of x issue or disposal price per share}}{\text{Market priceConversion}}}{\text{Number of outstanding shares} + \text{Number of newly issued shares or shares disposed of}}$$

When the Company conducts a stock split or reverse stock split of the common shares of the Company, or issues securities to be converted or convertible to common shares of the Company, equity warrants based on which the Delivery of the common shares of the Company may be demanded or bonds with equity warrants, the Company shall adjust the Conversion Price appropriately. For the purposes of the above formula, the "number of outstanding shares" denotes a number obtained by deducting the number of the Company's common shares held by the Company from the number of common shares of the Company already issued. In the event of the issue of the common shares of the Company through a stock split, the "number of newly issued or shares disposed of" shall not include the number of the common shares of the Company which is allocated to the Company's common shares held by the Company as of the date of allocation to shareholders.

For the purposes of this Item, the "market price" denotes the average of every day's closing price (excluding the number of days without a closing price) for



ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for 30 business days starting from the 45th business day before the day when the Conversion Price after adjustment applies (however, if the Board of Directors resolves that, on the condition that a profit available for dividend is converted into capital, the common shares of the Company will be issued through a stock split using profit, and a day before the day of the close of the shareholders meeting at which the conversion of the profit available for dividend into capital is resolved becomes the date of allocation to shareholders, this shall be the date of allocation to shareholders).

| | |
|---|---|
| (10) Reasons and conditions for cancellation | Reasons for cancellation shall not be decided. |
| (11) Method for delivery of Share certificates | The Company shall deliver share certificates without delay after the Request for Exercise takes effect. However, no share certificates shall be issued for shares the number of which is less than one stock trade unit. |
| (12) Starting date of dividend payment for shares delivered through exercise | The dividend on the common shares of the Company delivered as a result of the Request for Exercise and money to be distributed (interim dividend) as provided in Article 293-5 of the Commercial Code shall be paid deeming that the common shares of the Company were delivered on January 1 if the Request for Exercise was made between January 1 and June 30, and on July 1 if the Request for Exercise was made between July 1 and December 31. |
| (13) Place for receiving Request for Exercise | Transfer agent: UFJ Trust Bank, Limited, Securities Agency Division |
| (14) Matters concerning substitutive payment | When the Equity Warrant is exercised as provided in Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code, it shall be deemed that it was requested that the whole amount be paid at the time of the exercise of the Equity warrants be paid, and that payment based on this request was made. |

8. Matters concerning the bondss

| | |
|---|---|
| (1) Total amount of bonds | 6.0 billion yen |
| (2) Amount of each bond certificate | 500 million yen, only one type |
| (3) Interest rate of bonds | No interest shall be paid on the Bond. |
| (4) Date of redemption | September 7, 2007 (Friday) |
| (5) Amount of redemption | 100 yen per 100 yen par value<br>However, in the event of early redemption, this shall be the amount set out in (ii) to (iv) of Item (6) of this Paragraph. |
| (6) Method of redemption | (i) The total amount of the Bond shall be redeemed on September 7, 2007.<br>(ii) If a general shareholders meeting of the Company resolves that the Company will become a wholly-owned subsidiary of another company through the exchange or transfer of stocks, the Company may redeem in advance all of the remaining Bonds (redeeming part of the remaining Bonds shall not be |



permissible), held by the bondholders of the Bonds with equity warrants, at the following price per 100 yen par value with the Prior Notification made between 30 days and 60 days before the date of redemption, before the exchange or transfer of stocks takes effect.

101 yen for the period from September 8, 2005 to September 7, 2006

100 yen for the period from September 8, 2006 to September 6, 2007

(iii) The Company may redeem in advance at the option of the Company all of the remaining Bonds (redeeming part of the remaining Bonds shall not be permissible), which are held by the bondholders of the Bonds with equity warrants, at a price of 100 yen per 100 yen par value on the third Friday of the month with Prior Notification before the first Friday (inclusive) of the month (if the first Friday is a bank holiday, it shall be the immediately preceding business day) after the issue of the Bonds with equity warrants.

(iv) The bondholder of the Bonds with equity warrants shall have the right to request the Company to redeem in advance all or part of the Bonds held by the bondholder at a price of 100 yen per 100 yen par value on the fourth Friday of the month with the Prior Notification before the second Friday (inclusive) of the month (if the second Friday is a bank holiday, it shall be the immediately preceding business day) by presenting certificates of the Bonds with equity warrants to the place of payment of the redemption money set out in Item (12) of this Paragraph.

(v) When the date of redemption set out in this Item is a bank holiday, the date shall be moved up to an immediately preceding business day.

(vi) The Bonds may be purchased or cancelled at any time on or after the day following the date of issue. However, the Equity Warrant alone may not be cancelled. When the Bond is purchased and cancelled, the Company shall relinquish its rights to the Equity Warrant it acquired.

| | |
|---|---|
| (7) Form of bond certificate | The form of bond certificate shall be an unregistered bond certificate.<br>Either the Bond or the Equity Warrant of the Bonds with equity warrants alone shall not be transferred as provided in Paragraph 4 of Article 341-2 of the Commercial Code. |
| (8) Existence or non-existence of security | Neither mortgage nor guarantee is provided for the Bonds with equity warrants.<br>There are no assets specially reserved for the Bonds with equity warrants. |
| (9) Financial special agreement | When the Company establishes a security right for other convertible bonds with equity warrants (including the first and second unsecured convertible bonds with equity warrants (convertible bonds with equity warrants and a special agreement on equal priority among bonds) which the Company issues in Japan in the future after the issue of the Bonds with equity warrants, the Company shall establish a security right with equal priority for the Bonds with equity warrants based on the Mortgage Debentures Trust Law, as long as the un-redeemed balance of the |



| | |
|---|---|
| | Bonds with equity warrants exists. Convertible bonds with equity warrants shall denote the convertible bonds with equity warrants provided in Article 341-2 of the Commercial Code, with respect to which the Board of Directors resolved that it shall be deemed that, at the time of exercising equity warrants, the bondholders of bonds with equity warrants requested the payment of the whole amount at the time of the exercise of equity warrants in lieu of the redemption of the total amount of the bonds, and payment was made based on the request in accordance with the provisions of Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code. |
| (10) Rating acquired | No rating shall be acquired. |
| (11) Bond management company | The Bonds with equity warrants satisfies the conditions set out in the proviso of Article 297 of the Commercial Code. Therefore, no bond management company shall be nominated. |
| (12) Agent for payment of redemption money (Place of payment of redemption money) | Nomura Trust and Banking Co., Ltd., Head Office |
| 9. Whether an application for listing is filed or not | Nil |

10. The above items are conditioned on the notification taking effect in accordance with the Securities and Exchange Law.

End



【Reference】

1. Purpose of use of funds raised

(1) Purpose of use of funds raised this time

The approximate net amount of funds raised of 30,800,000,000 yen is planned to be appropriated for the redemption of unsecured bonds of 28,000,000,000 yen, the repayment of short-term borrowings of 2,178,000,000 yen and the expansion of new business in the future requiring funds of 622,000,000 yen.

(2) Change in purpose of use of funds raised previously

There is no applicable item.

(3) Outlook for effect on business results

There is no change in the projected results (on a consolidated and non-consolidated basis) announced on August 15, 2005. We believe that shareholders' equity will be built up through the conversion into shares in the future, thereby strengthening the financial position of the Company.

2. Distribution of profits to shareholders, etc.

(1) Basic policy on the distribution of profits and the policy for dividends

The basic policy of the Company is to attach importance to the ongoing payment of stable dividends over the long term, returning profits based on profitability, and distributing profits while giving consideration to improving retained earnings to make preparations for the strengthening of the Company's financial position and the development of future business.

(2) Dividends paid in the past three accounting terms, etc.

| | Fiscal 2002 | Fiscal 2003 | Fiscal 2004 |
|---|---|---|---|
| Net profit per share | 4.48 yen | 20.81 yen | 38.75 yen |
| Annual dividend per share | 4.00 yen | 6.00 yen | 5.00 yen |
| Payout ratio | 89.4% | 28.8% | 12.9% |
| Ratio of net profit to shareholders' equity | 1.5% | 6.4% | 19.9% |
| Ratio of dividend to shareholders' equity | 1.3% | 1.8% | 2.7% |

(Note)1. The ratio of net profit to shareholders' equity is a figure obtained by dividing net profit by shareholders' equity (an average of opening total shareholders' equity and closing total shareholders' equity).

2. The ratio of dividend to shareholders' equity is a figure obtained by dividing the total amount of annual dividends by shareholders' equity (an average of opening total shareholders' equity and closing total shareholders' equity).

3. The Company conducted a 2-to-1 stock split on June 30, 2004.

3. Others

(1) Information on dilution due to latent shares, etc.

The ratio of the number of latent shares to the total number of outstanding shares will become 17.3% as a result of this financing, assuming rights are exercised using the initial conversion price. If rights are exercised using the maximum conversion price or the minimum conversion price, the ratio would be 39.9% or 12.4%, respectively.

(Note) The ratio of the number of latent shares is a figure obtained by dividing the number of shares to be issued if all of the equity warrants already issued are exercised and the number of shares to be issued if all of the equity warrants of the unsecured convertible bonds with equity warrants to be issued this time are exercised by the latest total number of outstanding shares.



(2) Past equity financing, etc.

① Equity financing arranged during the past three years

There is no applicable item.

② Stock price trends during the past three accounting terms and latest stock price

| | Fiscal 2002 | Fiscal 2003 | Fiscal 2004 | Fiscal 2005 |
|---|---|---|---|---|
| Opening price | 486 yen | 6774 yen | 1,340 yen<br>[2,740 yen] | 2,405 yen |
| Highest price | 714 yen | 2,260 yen | 7,300 yen<br>[3,200 yen] | 3,400 yen |
| Lowest price | 300 yen | 298 yen | 1,340 yen<br>[1,370 yen] | 2,020 yen |
| Closing price | 350 yen | 1,330 yen | 5,080 yen<br>[2,390 yen] | 2,130 yen |

(Note) 1. The stock price for fiscal 2005 is the stock price as of August 22, 2005.
2. The Company conducted a 2-to-1 stock split on June 30, 2004. The figures in parenthesis show the stock price after the stock split.

③ Trends in the price earnings ratio and return on equity during the past three accounting terms

| | Fiscal 2002 | Fiscal 2003 | Fiscal 2004 |
|---|---|---|---|
| Price earnings ratio | 78.13 | 63.91 | 61.67 |
| Return on equity | 1.5% | 6.4% | 19.9% |

(Note) The price earnings ratio denotes a figure obtained by dividing the stock price (closing) at the end of the accounting term by net profit per share for that accounting term.

(3) Others

Restrictions on transfer are expected to be imposed on the bonds with equity warrants in question.

Nomura Securities Co., Ltd., to which the bonds with equity warrants in question will be allocated, will not borrow shares for the purpose of short selling related to this purchase, with the exception of the sale of shares of the same issue as the shares to will be acquired as a result of the exercise of equity warrants attached to these bonds with equity warrants, up to the limit of the volume of the shares to be acquired.

4. Parties to which convertible bonds with equity warrants will be allocated and planned amount of allocation

<table>
<tr><td colspan="3">Name of party to be allocated</td><td>Nomura Securities Co., Ltd.</td></tr>
<tr><td colspan="3">Allocated convertible bonds with equity warrants (par value)</td><td>31,000,000,000 yen in total</td></tr>
<tr><td colspan="3">Amount of payment</td><td>31,000,000,000 yen in total</td></tr>
<tr><td rowspan="5">Party for allocation</td><td colspan="2">Address</td><td>1-9-1, Nihonbashi, Chuo-ku Tokyo</td></tr>
<tr><td colspan="2">Name of representative</td><td>Nobuyuki Koga, President</td></tr>
<tr><td colspan="2">Capital stock</td><td>10,000,000,000 yen</td></tr>
<tr><td colspan="2">Business</td><td>Securities business</td></tr>
<tr><td colspan="2">Large shareholder</td><td>Nomura Holdings, Inc. (100%)</td></tr>
<tr><td>with the</td><td>Equity Relation</td><td>Number of shares of the party for allocation which are held by the Company</td><td>Nil (as of June 30, 2005)</td></tr>
</table>



| | | | |
|---|---|---|---|
| | | Number of shares of the Company which are held for the party for allocation | Nil (as of June 30, 2005) |
| | Trading relationship, etc. | | Lead manager securities company |
| | Personnel relationships, etc. | | There is no applicable item. |

End

**Exhibit II**

Public Notice of Resolution of the Board of Directors concerning the Issue of Convertible Bonds with Equity Warrants

August 23, 2005

To Our Shareholders

Masatoshi Kumagai
Representative Director and President
GMO Internet, Inc.
26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo

GMO Internet, Inc. is pleased to announce that the Board of Directors of the Company resolved to issue the first to third unsecured convertible bonds with equity warrants (unsecured convertible bonds with equity warrants and special agreement on limited equal priority among bonds) at a meeting held on August 22, 2005, based on the commercial law, as follows.

I. First unsecured convertible bonds with equity warrants
1. Total issue amount: 15 billion yen
2. Total number of equity warrants to be issued: 30
II. Second unsecured convertible bonds with equity warrants
1. Total issue amount: 10 billion yen
2. Total number of equity warrants to be issued: 20
III. Third unsecured convertible bonds with equity warrants
1. Total issue amount: 6 billion yen
2. Total number of equity warrants to be issued: 12
IV. Matters common to the first to third unsecured convertible bonds with equity warrants
1. Issue price: 100 yen per 100 yen par value
2. Interest rate: No interest shall be paid.
3. Payment date and the date of issue: September 7, 2005 (Wednesday)
4. Date of redemption: September 7, 2007 (Friday)
5. Content of equity warrants

(1) Type and number of shares as the object of equity warrants
The type of shares as the object of the equity warrant shall be the common shares of the Company. The number of common shares which the Company will issue or the number of the common shares held by the Company to be transferred in response to a request for the exercise of the equity warrant in lieu of the issue of new common shares (the issue or transfer of the common shares of the Company shall hereinafter be referred to as "Delivery") shall be the largest integral number obtained by dividing the total amount of the issue price of the Bond related to the request for exercise by the conversion price set out in (ii) of Item 3 below (however, if changed or adjusted as set out in (iii) or (iv) in Item 3 below, this shall be the conversion price after change or adjustment). In this event, any fractional figure of less than one share shall be rounded off, and no adjustment in cash shall be made.

(2) Issue price of equity warrants No consideration is required.

(3) The amount to be paid at the time of exercising the equity warrant
   (i) The amount to be paid at the time of exercising one equity warrant shall be equivalent to the issue price of the Bond.
   (ii) The amount per share to be paid at the time of exercising the equity warrant shall be 3,000 yen (hereinafter referred to as "Conversion Price") initially.
   (iii) Change of Conversion Price

(a) On or after April 1, 2006, the Conversion Price shall be changed to an amount equivalent to 92% of the average of every day's closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive business days from the business day following the third Friday of every month (hereinafter referred to as the "Date of Determination") (A business day without a closing price shall be excluded from the five consecutive business days. If the Date of Determination does not fall on a business day, the five consecutive business days shall be five consecutive business days up to the business day immediately preceding the Date of Determination.) to the Date of Determination (inclusive) (calculated down to the first decimal place, with the first decimal place rounded up. Hereinafter referred to as "Price at the Date of Determination). However, in April 2006, two days, namely April 7 and April 21 shall become the Date of Determination, and the Conversion Price shall be changed twice.

(b) Irrespective of (a) above, if the Company deems it necessary and notifies the bondholder of the Bonds with equity warrants in advance before March 17, 2006 (inclusive) after the issue of the Bonds with equity warrants (hereinafter referred to as "Prior Notice"), the Conversion Price shall be changed using a method similar to the method set out in (a) above, until the end of March 2006. In this event, the Conversion Price shall be changed by deeming the Friday of the week that falls two weeks' after the week including the date of the Prior Notice as the Date of Determination (if the Friday is a bank holiday, it shall be the immediately preceding bank business day). On or after April 1, 2006, regardless of the Prior Notice, the Conversion Price shall be changed as set out in (a) above.

(c) If, as a result of such calculation, the Price at the Date of Determination is lower than 1,278 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 60% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day (calculated down to the first decimal place, with the first decimal place rounded up). This shall hereinafter be referred to as the "Minimum Conversion Price," but subject to adjustment as set out in (iv) below.), the Conversion Price after the change shall become the Minimum Conversion Price. If the Price at the Date of Determination is higher than 4,260 yen (however, on or after April 10, 2006 this shall be an amount equivalent to 200% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on that date, this shall be the closing price on the immediately preceding day. This shall hereinafter be referred to as the "Maximum Conversion Price," but subject to adjustment as set out in (iv) below.), the Conversion Price after the change shall become the Maximum Conversion Price.

(iv) Adjustment of Conversion Price

If the Company issues or disposes of its common shares at an issue price or a disposal price which is lower than the market price of the common shares of the Company after the issue of the Bonds with equity warrants (however, excluding cases through the conversion or exercise of securities to be converted or to be convertible to the common shares of the Company or equity warrants (including equity warrants attached to bonds with equity warrants) based on which the Delivery of the common shares of the Company may be demanded), the Company

shall adjust the Conversion Price using the following formula.

Conversion Price after adjustment=
Conversion Price before adjustment ×
Number of outstanding shares+Number of newly issued shares or shares disposed of × issue or disposal price per share
Market price
Number of outstanding shares + Number of newly issued shares or shares disposed of

When the Company conducts a stock split or reverse stock split of the common shares of the Company, or issues securities to be converted or to be convertible to common shares of the Company, equity warrants based on which the Delivery of the common shares of the Company may be demanded or bonds with equity warrants, the Company shall adjust the Conversion Price appropriately. For the purposes of the above formula, the "number of outstanding shares" denotes a number obtained by deducting the number of the Company's common shares held by the Company from the number of common shares of the Company already issued. In the event of the issue of the common shares of the Company through stock split, the "number of newly issued shares or shares to be disposed of" shall not include the number of common shares of the Company allocated to the Company's common shares held by the Company as of the record date of shareholders.

(4) Period for request of exercise
From September 8, 2005 (Thursday) to September 6, 2007 (Thursday)

(5) Conditions for exercise of equity warrants
In the event of the early redemption of the Bond by the Company or acceleration by the Company related to the Bond, the equity warrant shall not be exercised on or after the date of redemption or the date of acceleration (in the event of the early redemption at the request of the bondholder of the Bonds with equity warrants, on and after the date when the Bond with equity warrants was presented). Also, the equity warrant shall not be partially exercised.

(6) Causes and conditions for cancellation of equity warrants
Causes for cancellation shall not be prescribed.

(7) Reasons for no consideration for the issue price of equity warrants and the amount to be paid at the time of exercise
The equity warrant is attached to unsecured convertible bonds with equity warrants, and cannot be transferred if detached from the Bond. In addition, given that, if the equity warrant is exercised, the Bond will be terminated through substitutive payment and thus the Bond is closely connected to the equity warrant, and in consideration of the economic value to be obtained from the value of the equity warrant, and the interest rate, issue price and other conditions for the issue of the Bond, it was decided that the equity warrant shall be issued for no consideration. The Bonds with equity warrants are convertible bonds with equity warrants and, therefore, the amount to be paid at the time of exercising one equity warrant was decided to be equivalent to the issue price of the Bond. The initial Conversion Price was set at 3,000 yen, equivalent to 140.85% of the closing price for ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange on August 22, 2005 (Monday).

(8) Matters concerning substitutive payment
When the equity warrant is exercised as provided in Items 7 and 8 of Paragraph 1 of Article 341-3 of the Commercial Code, it shall be deemed that it was requested that the whole amount be paid at the time of the exercise of the equity warrant, and that payment based on the request was made.

6. Method of offering
The entire sum shall be allocated to Nomura Securities Co., Ltd. through a private placement.
7. The above items are conditional on the notification taking effect in accordance with the Securities and Exchange Law.

**Exhibit JJ**

# [Cover]

| | |
|---|---|
| [Submitted document] | Correctional Statement for the Securities Registration Statement |
| [To be submitted to] | Head of the Kanto Finance Bureau |
| [Date of Submission] | August 25, 2005 |
| [Company Name] | GMO Internet Inc.<br>(Previous name: Global Media Online Inc.) |
| [Company Name in English] | GMO Internet Inc.<br>(Previous name: Global Media Online Inc.) |
| [Title and Name of Representative Director] | Masatoshi Kumagai, Representative Director and President |
| [Location of Head Office] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456−2555 |
| [Name of Contact Person] | Masashi Yasuda<br>Executive Director Responsible for Administrative Sections, Group Business Strategies, and Investor Relations |
| [Nearest Contact Address] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456−2731 |
| [Name of Contact Person] | Toshihiko Sugaya, Director and Manager of Group General Affairs Division |
| [Type of securities as the object of registration] | Corporate bonds with equity warrants |
| [Amount of offering as the object of registration] | Private placement |

| | |
|---|---|
| First corporate bonds with equity warrants | 15 billion yen |
| Second corporate bonds with equity warrants | 10 billion yen |
| Third corporate bonds with equity warrants | 6 billion yen |
| Total | 31 billion yen |

| | |
|---|---|
| [Matters concerning stabilizing transaction] | No applicable item. |
| [Place where the report is made available for public inspection] | Tokyo Stock Exchange Inc.<br>(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) |

[Reason for Submitting the Correctional Statement for the Securities Registration Statement]

Because there is a portion to be revised in the attachment to the securities registration statement, we submit the correctional statement for the securities registration statement.

[Section to be Revised]

In the attached document, "Outline of the Business and Transition of the Main Management Indices:"

1. Outline of the Business

[Part to Be Revised]

The part to be revised is indicated by an underline.

(Before the Revision)

Global Media Online Inc. (the Company) and the Company Group consisting of 24 consolidated subsidiaries have combined their management resources to focus on the infrastructure service for the Internet, namely the provision of the "place" in the Internet under the corporate motto of "internet for everyone."

The Company Group is mainly engaged in the business related to IxP (the Internet infrastructure) and the Internet advertisement media business, as well as businesses incidental to these businesses.

The details of the businesses and the positioning in the operation of the Company Group are shown below, which are the same with the lines of business in the segment information according to the type of business.

After the Revision

GMO Internet Inc. (the Company) and the Company Group consisting of 24 consolidated subsidiaries have combined the management resources to focus on the infrastructure service of the Internet, namely the provision of the "place" in the Internet under the corporate motto of "internet for everyone".

The Company Group is mainly engaged in the business related to IxP (the Internet infrastructure) and the Internet advertisement media business, as well as businesses incidental to these businesses.

The details of the businesses and the positioning in the operation of the Company Group are shown below. These are the same as the lines of business in the segment information according to the type of business.

Exhibit KK


GMO
INTERNET
GROUP

ニッポンの「インターネット部」をめざして!

August 31, 2005

For Immediate Release


| | |
|---|---|
| Address | 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo |
| Company name | GMO Internet Inc. |
| | (Old name: Global Media Online Inc.) |
| Company representative | Masatoshi Kumagai , Representative Director and President |
| | (Code No.9449 First Section of TSE) |
| Contact person | Executive Director, Responsible for administrative sections, Group business strategies, and investor relations Masashi Yasuda |
| TEL | 03－5456－2555 (switchboard) |
| URL | http://www.gmo.jp |


# Notice on Advanced Redemption of the First Unsecured Bonds (Issued only to Qualified Institutional Investors)

We are pleased to notify you that GMO Internet, Inc. will make advanced redemption based on the prospectus of the first unsecured bonds of GMO Internet, Inc. (issued only to qualified institutional investors) which were issued on August 31, 2005 (hereinafter "the Bonds").

For the background to this initiative, please refer to the reference materials concerning the issue of unsecured convertible bonds with equity warrant of GMO Internet, Inc. which were published on August 22, 2005. You can view these materials on the website of the GMO Internet Group (http://www.gmo.jp).

Note

| | | | |
|---|---|---|---|
| 1. | Bonds for advanced redemption | : | First unsecured bonds of GMO Internet, Inc. (issued only to qualified institutional investors) |
| 2. | Scheduled date for advanced redemption | : | Wednesday, September 7, 2005 |

| | | | |
|---|---|---|---|
| 3. | Amount of advanced redemption | : | Total Bonds remaining<br><br>Total Bonds remaining as of August 31, 2005: 28.0 billion yen |
| 4. | Redemption price | : | 100 yen per 100 yen face value |
| 5. | Total amount of accrued interest | : | 5,369,840 yen |
| 6. | Reason for advanced redemption | : | Advanced redemption based at the Company's discretion |
| 7. | Effects on results | : | The interest on bonds is expected to be reduced. |


GMO
INTERNET
GROUP



August 31, 2005

For Immediate Release

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: GMO Internet Inc.

(Old name: Global Media Online Inc.)

Code No.9449 First Section of TSE

Company representative: Masatoshi Kumagai, Representative Director and President

Contact person: Masashi Yasuda, Executive Director

TEL: 03-5456-2555 (switchboard)

URL: http://www.gmo.jp

## Notice on Advanced Redemption of the First Unsecured Bonds (Issued only to Qualified Institutional Investors)

We are pleased to notify you that GMO Internet, Inc. will make advanced redemption based on the prospectus of the first unsecured bonds of GMO Internet, Inc. (issued only to qualified institutional investors) which were issued on August 31, 2005 (hereinafter "the Bonds").

For the background to this initiative, please refer to the reference materials concerning the issue of unsecured convertible bonds with equity warrant of GMO Internet, Inc. which were published on August 22, 2005. You can view these materials on the website of the GMO Internet Group (http://www.gmo.jp).

Note

| | | | |
|---|---|---|---|
| 1. | Bonds for advanced redemption | : | First unsecured bonds of GMO Internet, Inc. (issued only to qualified institutional investors) |
| 2. | Scheduled date for advanced redemption | : | Wednesday, September 7, 2005 |
| 3. | Amount of advanced redemption | : | Total Bonds remaining |
| | | | Total Bonds remaining as of August 31, 2005: 28.0 billion yen |
| 4. | Redemption price | : | 100 yen per 100 yen face value |

5. Total amount of accrued interest : 5,369,840 yen
6. Reason for advanced redemption : Advanced redemption based at the Company's discretion
7. Effects on results : The interest on bonds is expected to be reduced.

**Exhibit LL**

# [Cover Sheet]

| | |
|---|---|
| [Submitted document] | Interim Report |
| [To be submitted to] | Head of the Kanto Finance Bureau |
| [Date of Submission] | September 20, 2005 |
| [Interim Accounting Period] | 15th Term, interim period (from January 1, 2005 to June 30, 2005) |
| [Company Name] | Global Internet Inc.<br>(Previous name: Global Media Online Inc.) |
| [Company Name in English] | Global Internet Inc.<br>(Previous name: Global Media Online Inc.) |
| [Title and Name of Representative Director] | Masatoshi Kumagai, Representative Director and President |
| [Location of Head Office] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456−2555 |
| [Name of Contact Person] | Masashi Yasuda<br>Executive director responsible for administrative sections, Group business strategies, and investor relations |
| [Nearest Contact Address] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456−2731 |
| [Name of Contact Person] | Toshihiko Sugaya, Director and Manager of Group General Affairs Division |
| [Place where the report is made available for public inspection] | Tokyo Stock Exchange Inc.<br>(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) |

RECEIVED
2006 JAN 24 P 1:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Section 1: Corporate Information

# I. Company Profile

1. Major management indexes

(1) Major management indexes for the past three interim accounting periods and the past two accounting terms

| Accounting term | | 13th term, interim period | 14th term, interim period | 15th term, interim period | 13th term | 14th term |
|---|---|---|---|---|---|---|
| Period | | From January 1, 2003 to June 30, 2003 | From January 1, 2004 to June 30, 2004 | From January 1, 2005 to June 30, 2005 | From January 1, 2003 to December 31, 2003 | From January 1, 2004 to December 31, 2004 |
| Operating profit | (thousand yen) | 7,468,605 | 9,828,127 | 14,304,032 | 15,678,533 | 23,561,986 |
| Ordinary profit | (thousand yen) | 958,104 | 1,181,595 | 1,154,241 | 1,946,904 | 2,805,478 |
| Net profit for interim period (full year) | (thousand yen) | 394,057 | 1,748,973 | 666,603 | 1,040,075 | 2,563,068 |
| Net worth | (thousand yen) | 9,174,904 | 11,869,221 | 13,627,780 | 11,096,468 | 13,350,626 |
| Total assets | (thousand yen) | 14,018,666 | 20,388,614 | 27,487,365 | 17,917,135 | 27,896,802 |
| Net worth per share | (Yen) | 331.59 | 424.50 | 222.08 | 401.06 | 217.93 |
| Net profit per share for interim period (full year) | (Yen) | 14.24 | 62.87 | 10.88 | 37.59 | 44.81 |
| Net profit per potential share for interim period (full year) | (Yen) | — | 61.80 | 10.80 | 37.42 | 44.16 |
| Equity ratio | (%) | 65.5 | 58.2 | 49.6 | 61.9 | 47.9 |
| Cash flow from operating activities | (thousand yen) | 1,085,432 | 494,903 | △378,262 | 2,420,261 | 2,436,921 |
| Cash flow from investing activities | (thousand yen) | △595,774 | 2,627,743 | △412,426 | 508,770 | △1,112,515 |
| Cash flow from financing activities | (thousand yen) | △120,870 | 19,258 | 797,533 | △102,969 | 1,439,562 |
| Cash and cash equivalent balance at the end of interim period (full year) | (thousand yen) | 6,074,663 | 11,701,637 | 11,327,451 | 8,524,679 | 11,319,354 |
| Number of employees (Average number of temporary employees) | (people) | 434 (360) | 578 (274) | 954 (844) | 462 (337) | 872 (496) |

Note: 1. Consumption tax is not included in the Operating profit.

2. The net profit per potential share is not shown for the interim period of the 13th term because there were no potential shares causing the effect of dilution.

(2) Major management indexes of the submitting company for the past three interim accounting periods and the past two accounting terms

| Accounting term | | 13th term, interim period | 14th term, interim period | 15th term, interim period | 13th term | 14th term |
|---|---|---|---|---|---|---|
| Period | | From January 1, 2003 to June 30, 2003 | From January 1, 2004 to June 30, 2004 | From January 1, 2005 to June 30, 2005 | From January 1, 2003 to December 31, 2003 | From January 1, 2004 to December 31, 2004 |
| Operating profit | (thousand yen) | 3,622,086 | 3,799,012 | 5,136,113 | 7,238,375 | 8,207,273 |
| Ordinary profit | (thousand yen) | 468,696 | 616,466 | 939,807 | 883,505 | 1,315,925 |
| Net profit for interim (current) period | (thousand yen) | 208,895 | 1,531,629 | 913,362 | 576,056 | 2,198,740 |
| Capital | (thousand yen) | 3,311,130 | 3,311,130 | 3,311,130 | 3,311,130 | 3,311,130 |
| No. of shares issued | (shares) | 28,364,394 | 28,364,394 | 61,601,988 | 28,364,394 | 61,601,988 |
| Net assets | (thousand yen) | 8,386,404 | 10,475,774 | 11,713,202 | 9,962,170 | 12,088,597 |
| Total assets | (thousand yen) | 9,475,035 | 13,019,808 | 16,017,866 | 11,803,920 | 17,861,754 |
| Net assets per share | (Yen) | 303.10 | 374.67 | 190.88 | 360.06 | 197.64 |
| Net profit for interim (current) period per share | (Yen) | 7.55 | 55.06 | 14.91 | 20.81 | 38.75 |
| Net profit per share for interim (current) period after adjustment of latent share | (yen) | — | 54.12 | 14.79 | 20.72 | 38.19 |
| Dividend for interim (current) period per share | (yen) | — | 4.00 | 3.00 | 6.00 | 5.00 |
| Net worth ratio | (%) | 88.5 | 80.5 | 73.1 | 84.4 | 67.7 |
| Number of employees (figures in parentheses are the average number of temporary employees) | (people) | 177 (143) | 186 (115) | 217 (170) | 173 (131) | 189 (123) |

Note: 1. Consumption tax is not included in the Operating profit.

2. The net profit per potential share is not shown for the interim period of the 13th term because there were no potential shares causing the effect of dilution.

3. The interim dividend per share for the interim period of the 14th term shows a commemorative dividend for the listing of the Company's shares on the second section of the Tokyo Stock Exchange on February 27, 2004. The total amount of the interim dividends was 111,840,000 yen.

2. Details of business activities

There were no major changes in the details of business conducted by the Company group (the company and the affiliated companies of the Company) during the interim period under review. There were the following major changes in the affiliated companies of the Company during the interim period under review.

(2) Business Organization Chart

Internet Use Support Business
(Internet Infrastructure Business)

Company

Internet infrastructure
Commissioned sale of part of the merchandise related to
Affiliation regarding part of the hosting service

GMO Hosting and Technologies, Inc.
WEBKEEPERS,INC.
@YMC CORPORATION
GMO Communications Co., Ltd.
GMO Research Institute Inc.
INTERNET NUMBER CORPORATION
Payment-One, Inc.
GeoTrust Japan, inc.
paperboy&co.
Grandsphere Co., Ltd
GMO Payment Gateway, Inc.
Telecom Online Inc.

Internet Advertising Support Business (Media Business)

Mag Click Co., Ltd.
Consignment sales of ads
GMO San Planning INC.
Provision of services
Provision of ads media

GMO Media Inc.
JWord Inc.
Tea Cup Communication, Ltd.
Net Clue Japan, Inc.
Net Clue, Inc.
GMO Affiliate, Inc.
GMO Research, Inc.

Media Rep

Advertisers

Provision of services

Internet users

Provision of services

Customers

Consolidated

* Current GMO Hosting & Security Inc.

3. Conditions of the affiliated companies

There were the following major changes in the companies affiliated to the Company during the interim period under review.

(1) New affiliated companies

| Name | Address | Capital stock or money invested (thousand yen) | Core business | Percentage of voting rights held or voting rights held by others (%) | Remarks |
|---|---|---|---|---|---|
| (Consolidated subsidiary)<br>GMO Affiliate, Inc. | Shibuya-ku, Tokyo | 10,000 | Internet advertising support business | 51.0% | Two officer's concurrent holding of the officer's position,<br>Office lease |
| @YMC Corporation | Shimonoseki, Yamaguchi Prefecture | 43,000 | Internet use support business | 100.0%<br>(100.0%) | One officer's concurrent holding of the position |

Note: 1. The name of business segment is shown in the column for the core business.

2. GMO Affiliate, Inc. was newly established as a consolidated subsidiary.

3. @YMC Corporation became a consolidated subsidiary because GMO Hosting & Technologies, Inc. (currently GMO Hosting & Security, Inc.) acquired its shares in January 2005.

4. The figure in parenthesis, which is shown in the column of "Percentage of voting rights held or voting rights held by others" shows the percentage of indirect holding.

(2) Exclusion

CCS Holdings, Inc., i's Factory, Ltd. and 3721 Soft Inc. were all dissolved through merger by which the Company became the surviving company on January 1, 2005.

Onamae com Inc. was dissolved through merger by which GMO Hosting & Technologies, Inc. (currently GMO Hosting & Security, Inc. (consolidated subsidiary)) became the surviving company on February 1, 2005.

E-sumai Inc. was dissolved through merger by which Next Inc. became the surviving company on April 1, 2005.

4. Conditions concerning employees

(1) Conditions concerning the employees of consolidated subsidiaries

As of June 30, 2005

| Name of business segment | Number of employees |
|---|---|
| Internet use support business<br>(Internet infrastructure business) | 585 (814) |
| Internet advertising support business<br>(Media business) | 369 ( 30) |
| Total | 954 (844) |

Note: 1. The number of employees shows the number of employees who work.

2. The figure in parenthesis shown in the column of the number of employees shows the average number of temporary employees employed during the interim period under review.

(2) Conditions about the employees of the submitting company

As of June 30, 2005

| Number of employees | 217 (170) |
|---|---|

Note: 1. The number of employees shows the number of working employees.

2. The figure in parenthesis, which is shown in the column of the number of employees, shows the average number of temporary employees employed during the interim period under review.

3. The number of employees increased by 28 from the previous year.

(3) Conditions concerning labor unions

There are no labor unions at the company. The labor-management relationship has been maintained in a very positive manner.

## 2. Business Conditions

### 1. Outline of Business Results

(1) Business results

During the consolidated interim term ending December 2005 under review, the Japanese economy exhibited positive signs underpinned by a recovery of capital investment in the corporate sector and rising share prices. In the Internet market, which is the arena in which the Group operates, the number of users of broadband services reached 296,800,000 in Japan at the end of March 2005. The Internet environment is now firmly established, and Internet use continues to grow (*).

In these circumstances, the Group has continued to focus on strengthening its sales power and improving its services in all business fields, aiming at becoming the number one company in providing an Internet platform, including an Internet infrastructure and service infrastructure, under the slogan "The Internet for Everyone." In the Internet Use Support Business (Internet Infrastructure Business), in February 2005 we made @YMC CORPORATION a consolidated subsidiary in an attempt to strengthen our rental server business. In our Internet Advertising Support Business (Media Business), the Group entered into a partnership with Yahoo! Japan for our JWord Business provided through JWord Inc. (formerly AccessPort Inc.). As a result, during this interim consolidated accounting period, the Group recorded sales of 14,304,032,000 yen (up 45.5% year-on-year), operating profit of 1,122,201,000 yen (3.4% decrease year-on-year), ordinary profit of 1,154,241,000 yen (2.3% decrease year-on-year), and current profit of 666,603,000 yen (61.9% decrease year-on-year).

GMO Payment Gateway, Inc., which is a consolidated subsidiary, was listed on the Tokyo Stock Exchange Mothers Market on April 4, 2005. Because of this listing, the Company posted a 709,995,000 yen profit from the change of equity holdings, while a 372,303,000 yen loss on liquidation of business was recorded, because of factors such as the shrinkage of telecommunications-related businesses at consolidated subsidiaries.

Please also note that from this consolidated accounting period, the names of our business units have changed from the "IxP (Internet Infrastructure Related Business)" to "Internet Use Support Business (Internet Infrastructure Business)" and from the "Internet Ad Media Business" to the "Internet Adverstising Support Business (Media Business)".

<Segment Information>

・Internet Use Support Business (Internet Infrastructure business)

The Internet Use Support Business (Internet Infrastructure business) achieved sales of 8,417,984,000 yen, up 24.3% from the previous year, and operating profit of 1,423,079,000 yen, up 66.3% from the previous year. In the web hosting operations, GMO Hosting and Technologies, Inc. enjoyed a rise in its revenue thanks to a smooth increase in the number of members.

・Internet Advertising Support Business (Media Business)

The Internet Advertising Support Business (Media Business) posted sales of 6,013,107,000 yen, an increase of 85.8% year on year, and an operating loss of 330,087,000 yen, compared with an operating profit of 269,762,000 yen for the previous interim period.

From this consolidated accounting period, JWord Inc. (formerly AccessPort Inc.), which became a subsidiary in November 2004, contributed to the Group's consolidated results, and, thanks to the steady growth, the online gaming business has also seen an increase in revenues, but profit declined because of a sharp increase in costs for sales personnel and business equipment moved from the Internet Use Support Business.

* According to the "Changes in the Number of Subscribers for Broadband Service" released by the Ministry of Internal Affairs and Communications on July 8, 2005

(2) Cash Flow

Cash flow for this interim period decreased 374,186,000 yen from the end of the previous interim consolidated accounting period, to 11,327,451,000 yen, thanks to a pre-tax adjusted current net profit of 1,331,133,000 yen (down 66.6% year on year) and 1,250,037,000 yen in revenue accrued from the issue of stocks for minority equity (11,174,000 yen year on year), offsetting the payment of income taxes of 1,779,297,000 yen (an increase of 90.6% year on year).

The status of each item of cash flow in this interim period and related factors in this interim period are as follows.

"Cash flow from operating activities" decreased 378,262,000 yen (compared with an increase of 494,903,000 yen in the previous year). This is because the pre-tax-adjusted current profit of 1,331,133,000 yen was offset by a fall in liabilities of 229,133,000 yen and 1,779,297,000 yen worth of corporate tax payments.

"Cash flow from investing activities" increased 412,426,000 yen (compared with an increase of 2,627,743,000 yen in the previous year), thanks to the proceeds from the sale of investment securities of 828,205,000 yen, which offset outlays of 1,481,346,000 yen for the acquisition of investment securities and 302,397,000 yen for the acquisition of intangible fixed assets.

"Cash flow from financing activities" increased 797,533,000 yen (up 4,041.3% year on year), mainly reflecting 1,250,037,000 yen in revenue accruing from the issue of stocks for minority equity, offsetting the payment of dividends of 180,634,000 yen.

2 [Status of production, orders received and sales]

(1) Production performance

n/a

(2) Purchase made

| Segment name based on business type | Purchase amount (thousand yen) | Y-o-Y (%) |
|---|---|---|
| I x P (Internet Infrastructure Business) | 7,943 | 33.8 |
| Internet advertising support business | 2,521,128 | 325.2 |
| Total | 2,529,071 | 316.7 |

(Notes) 1 Amounts do not include consumption tax, etc.

2 Amounts are shown at the purchase price.

(3) Orders received

| Segment name based on business type | Amount of order received | Y-o-Y (%) | Order backlog (thousand yen) | Y-o-Y (%) |
|---|---|---|---|---|
| I x P (Internet Infrastructure Business) | 496,686 | 74.0 | 124,109 | 71.2 |
| Internet advertising support business | 4,229,504 | 141.9 | 311,002 | 114.2 |
| Total | 4,719,850 | 129.4 | 435,111 | 97.4 |

(Notes) 1 Amounts do not include consumption tax, etc.

(4) Sales performance

| Segment name based on business type | Sales amount (thousand yen) | Y-o-Y (%) |
|---|---|---|
| I x P (Internet Infrastructure Business) | 8,353,402 | 123.7 |
| Internet advertising support business | 5,950,629 | 193.4 |
| Total | 14,304,032 | 145.5 |

(Notes) 1 Amounts do not include consumption tax, etc.

2 As the ratio of sales performance by major client to total sales performance in the previous consolidated accounting term and the consolidated accounting term under review is less than 10%, it is not stated.

3. [Issues for the Company]

There were neither major changes nor newly created problems in the business. There were no financial problems to be coped with by the Company group during the interim period under review.

4 [Business risks, etc.]

There is no applicable item.

5. [Research and development activities]

No special mention

# No.3 [Status of Facilities]

## 1 [Summary of facility investments, etc.]

GMO Sun Planning Corporation sold its former head office building, as shown below, during the interim period under review.

Domestic subsidiaries

| Company name | Name of place of business (address) | Segment name | Details of facility | Book value (thousand yen) | | | Number of employees |
|---|---|---|---|---|---|---|---|
| | | | | Buildings and structures | Land (m²) | Total | |
| SAN PLANNING Corporation | Former head office building (Minato-ku, Tokyo) | Internet advertising support business | Office of head office | 210,314 | 359,995 (383.40) | 570,310 | — |

## 2 [Plan for new installation and retirement, etc. of facilities]

There are no items to be specially entered for the interim period under review.

## No.4 [Status of the Company Submitting the Report]

1 [Status of shares, etc.]

(1) [Total number of shares, etc.]

(1) [Total number of shares]

| Type | Total number of shares issued by the Company |
|---|---|
| Common shares | 246,400,000 |
| Total | 246,400,000 |

(2) [Outstanding shares]

| Type | Number of shares issued as of the end of the interim business year (June 30, 2005) | Number of shares issued as of the date of submission (September 20, 2005) | Name of securities exchange of listing or name of securities dealers association of registration | Details |
|---|---|---|---|---|
| Common shares | 61,601,988 | 61,601,988 | First Section, Tokyo Stock Exchange | — |
| Total | 61,601,988 | 61,601,988 | — | — |

(2) [Status of equity warrants, etc.]

The Company issued equity warrants in accordance with the provisions of Article 280-20 and Article 280-21 of the Commercial Code as follows.

| Extraordinary resolution date of the Extraordinary General Shareholders Meeting (August 30, 2002) | | |
|---|---|---|
| | As of the end of the interim business year (June 30, 2005) | As of the end of the month preceding the submission date (August 31, 2005) |
| Number of equity warrants | 323 (Note 1) | 238 (Note 1) |
| Type of share associated with equity warrants | Common shares | Common shares |
| Number of shares associated with equity warrants | 323,000 shares (Note 2) | 238,000 shares (Note 2) |
| Amount to be paid on exercise of equity warrants | 353 yen per share (Note 2) | Same as the left |
| Exercise period of equity warrants | From September 1, 2003 to August 31, 2006 | |
| Issuance price and amount included in capital when shares are issued through exercise of equity warrants | (1) Issue price of shares<br>353 yen per share (Note 2)<br>(2) Amount included in capital from the issuance price<br>177 yen<br>(When the payment amount is adjusted according to Note 2, the amount included in capital is half the payment amount after adjustment. Further, fractions arising as a result of the calculation are rounded down to the nearest whole yen.) | |
| Conditions for exercise of equity warrants | (1) Recipients of equity warrants must be directors, auditors, executive advisors, employees or corporate advisors of the Company or the Company's affiliates, or directors or employees of the major clients of the Company Group as of the exercise of equity warrants.<br>(2) Successors of the recipients may not exercise equity warrants. | |
| Matters related to transfer of equity warrants | The transfer of equity warrants requires the approval of the Board of Directors of the Company. | |

(Note) 1 The number of shares to be issued on the exercise of each equity warrant is 500. However, when the Company carries out a stock split or a reverse stock split, etc. of its common shares, the number of shares to be issued on the exercise of equity warrants will be adjusted using the equation in the following paragraph.

2 Adjustment of the number of shares as the purpose of equity warrants and the payment amount

(1) Adjustment of shares

When the Company carries out a share split or a reverse share split after issuing equity warrants, the number of shares associated with the equity warrants is adjusted with the following equation. However, the adjustment is made only to the number of shares associated with equity warrants that have not been exercised as of that time. Fractions of less than one share are discarded.

Number of shares after adjustment = Number of shares before adjustment X Ratio of share split or reverse share split

Further, when the Company merges with another company or consolidates with another company and the equity warrants are transferred, when the Company conducts a share swap with another company with the Company

becoming the 100% parent company, or when the Company consolidates with another company by establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the number of shares associated with the equity warrants.

(2) Adjustment of the payment amount

When the Company carries out a share split or a reverse share split after issuing equity warrants, the payment amount per share will be adjusted with the following equation. Any fraction of less than one yen will be rounded down.

$$\text{Payment amount per share after adjustment} = \text{Payment amount per share before adjustment} \times \frac{1}{\text{Ratio of share split or reverse share split}}$$

When the Company merges or consolidates with another company and the equity warrants are transferred to the other company, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company, establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the payment amount per share.

| Extraordinary resolution date of the Regular Shareholders Meeting (March 29, 2005) | | |
|---|---|---|
| | As of the end of the interim business year (June 30, 2005) | As of the end of the month preceding the submission date (August 31, 2005) |
| Number of equity warrants | 100 (Note 1) | Same as the left |
| Type of share associated with equity warrants | Common shares | |
| Number of shares associated with equity warrants | 10,000 shares (Note 2) | |
| Amount to be paid on exercise of equity warrants | 3,039 yen per share (Note 2) | |
| Exercise period of equity warrants | From April 1, 2006 to March 28 2015 | |
| Issuance price and amount included in capital when shares are issued through exercise of equity warrants | (1) Issue price of shares<br>3,039 yen per share (Note 2)<br>(2) Amount included in capital from the issuance price<br>1,520 yen<br>(When the payment amount is adjusted according to Note 2, the amount included in capital is half the payment amount after adjustment. Further, fractions arising as a result of the calculation are rounded down to the nearest whole yen.) | |
| Conditions for exercise of equity warrants | (2) Recipients of equity warrants must be directors, auditors, executive advisors, employees or corporate advisors of the Company or the Company's affiliates, or directors or employees of the major clients of the Company Group as of the exercise of equity warrants.<br><br>(2) Successors of the recipients may not exercise equity warrants. | |
| Matters related to transfer of equity warrants | The transfer of equity warrants requires the approval of the Board of Directors of the Company. | |

(Note) 1 The number of shares to be issued on the exercise of each equity warrant is 100. However, when the Company carries out a stock split or a reverse stock split, etc. of its common shares, the number of shares to be issued on the exercise of equity warrants will be adjusted using the equation in the following paragraph.

2 Adjustment of the number of shares as the purpose of equity warrants and the payment amount

(1) Adjustment of shares

When the Company carries out a share split or a reverse share split after issuing equity warrants, the number of shares associated with the equity warrants is adjusted with the following equation. However, the adjustment is made only to the number of shares associated with equity warrants that have not been exercised as of that time. Fractions of less than one share are discarded.

Number of shares after adjustment = Number of shares before adjustment X Ratio of share split or reverse share split

Further, when the Company merges with another company or consolidates with another company and the equity warrants are transferred, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company by establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the number of shares associated with the equity warrants.

(2) Adjustment of the payment amount

When the Company carries out a share split or a reverse share split after issuing equity warrants, the payment amount per share will be adjusted with the following equation. Any fraction of less than one yen will be rounded down.

$$\text{Payment amount per share after adjustment} = \text{Payment amount per share before adjustment} \times \frac{1}{\text{Ratio of share split or reverse share split}}$$

When the Company merges or consolidates with another company and the equity warrants are transferred to the other company, when the Company conducts a share swap with another company with the Company becoming the 100% parent company, or when the Company consolidates with another company, establishing a new company or carries out a merger by divestiture with another company, the Company will adjust the payment amount per share.

(3) [Changes in the total number of shares issued and capital, etc.]

| Month, Date, Year | Change in total number of shares issued (shares) | Balance of total number of shares issued (shares) | Change in capital (thousand yen) | Outstanding capital (thousand yen) | Change in capital reserve (thousand yen) | Outstanding capital reserve (thousand yen) |
|---|---|---|---|---|---|---|
| From January 1, 2005 to June 30, 2005 | — | 61,601,988 | — | 3,311,130 | — | 5,207,835 |

(4) [Status of major shareholders]

As of June 30, 2005

| Name | Address | Number of shares held (thousand shares) | Ratio of number of shares held to total number of shares issued |
|---|---|---|---|
| Masatoshi Kumagai Office, Ltd. | 3-18-16, Minami-Aoyama, Minato-ku | 22,400 | 36.36 |
| Japan Trustee Service Bank, Ltd. (trust account) | 1-8-11, Harumi, Chuo-ku | 4,501 | 7.31 |
| Master Trust Bank of Japan, Ltd. (trust account) | 2-11-3 Hamamatsu-cho, Minato-ku | 3,131 | 5.08 |
| Masatoshi Kumagai | 3-18-16, Minami-Aoyama, Minato-ku | 2,000 | 3.25 |
| Fairline Swint West Bank (client accounts) (Standing proxy: Bank of Tokyo Mitsubishi, Ltd.) | ALTER WALL 22, 20454 HAMBURG, GERMANY (2-7-1, Marunouchi, Chiyoda-ku) | 1,800 | 2.92 |
| Nippon Life Insurance ( special account for pension) | 1-6-6 Marunouchi, Chiyoda-ku, Nippon Life Insurance, Securities Management Department | 1,040 | 1.69 |
| Bank of New York GCM Client accounts EISG (Standing proxy: Bank of Mitsubishi, Ltd.) | PETERBOROUGH COURT 133 FLEET STREET LONDON EC4A 2BB, UNITED KINGDOM (2-7-1 Marunouchi, Chiyoda-ku, Custody Administration Department) | 843 | 1.37 |
| Calyon Ordinary Account (Standing proxy: Bank of Mitsubishi, Ltd.) | 96, BOULEVARD HAUSSMAN F-75008 PARIS FRANCE (2-7-1 Marunouchi, Chiyoda-ku, Custody Administration Department) | 728 | 1.18 |
| Japan Trustee Service Bank, Ltd. (four trust accounts) | 1-8-11, Harumi, Chuo-ku | 719 | 1.17 |
| Ireland Special Jusdiq Lending Account (Standing proxy: Mizuho Corporate Bank) | WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (6-7, Nihonbashi Kabuto-cho, Chuo-ku) | 637 | 1.03 |
| Total | — | 37,803 | 61.37 |

(5) [Status of voting rights]

(1) [Issued shares

As of June 30, 2005

| Classification | Number of shares (shares) | Number of voting rights | Details |
|---|---|---|---|
| Non-voting shares | — | — | — |
| Shares with limited voting rights (treasury shares, etc.) | — | — | — |
| Shares with limited voting rights (others) | — | — | — |
| Shares with full voting rights (treasury shares, etc.) | (Shares held by the C ompany) Common shares 236,700 | — | — |
| Shares with full voting rights (others) | Common shares 61,362,900 | 613,629 | — |
| Shares less than one unit | Common shares 2,388 | — | — |
| Total number of shares issued | 61,601,988 | — | — |
| Voting rights held by all shareholders | — | 613,629 | — |

(Notes) 1 "Shares less than one unit" include 40 shares of treasury shares held by the Company.

2 "Shares with full voting rights (other)" include 3,500 shares under the name of Japan Securities Depository Center Inc. (35 voting rights).

(2) [Treasury shares etc.]

As of June 30, 2005

| Name or Title of the holder | Address of the holder | Number of shares held under its name | Number of shares under other persons' name | Total number of shares held | Ratio of the number of shares held to the total number of shares issued |
|---|---|---|---|---|---|
| (Shares held by itself) Global Media Online Inc. | 26-1, Sakuragaoka-cho, Shibuya-ward, Tokyo | 236,700 | — | 236,700 | 0.38 |
| Total | — | 236,700 | — | 236,700 | 0.38 |

2. [Changes in the stock price]

[Monthly Highest/Lowest stock price for the current interim business term]

| Month | January, 2005 | February | March | April | May | June |
|---|---|---|---|---|---|---|
| Highest (yen) | 2,625 | 2,725 | 3,400 | 3,230 | 3,100 | 2,995 |
| Lowest (yen) | 2,375 | 2,430 | 2,650 | 2,620 | 2,630 | 2,510 |

(Note) The highest/lowest stock prices are at the Second Section of the Tokyo Stock Exchange before May 31, 2005, and at the First Section of the Tokyo Stock Exchange after June 1, 2005

3 [Status of directors]

There is no director's change from the date of the submit of the financial report of the previous There was no

change in directors from the date of the submission of the financial report of the previous accounting year to this interim report.

# 5. Accounting

1. Method for preparing interim consolidated financial statements and interim financial statements

(1) The interim consolidated financial statements of the Company were prepared based on the Regulation Concerning the Terms, Forms and Method for the Preparation of Interim Consolidated Financial Statements" (No. 24 Ministry of Finance Ordinance of 1999, hereinafter "the Regulations for Interim Consolidated Financial Statements").

We prepared for the previous interim period (from January 1, 2004 to June 30, 2004) based on the Regulations for the Interim Consolidated Financial Statements before amendment, and for the interim period under review (from January 1, 2005 to June 30, 2005) based on the Regulations for Interim Consolidated Financial Statements after amendment.

However, for the interim period under review (from January 1, 2005 to June 30, 2005), we prepared the financial statements based on the Regulations for the Interim Consolidated Financial Statements before amendment in compliance with the provision in Paragraph 3 of the supplementary regulation of the Cabinet Office ordinance, concerning the amendment of part of the regulation concerning the terms, forms and method for preparation of financial statements (No. 5 Cabinet Office ordinance of January 30, 2004).

(2) The interim financial statements of the Company were prepared based on the Regulations Concerning the Terms, Forms and Method for the Preparation of Interim Financial Statements (No. 38 Ministry of Finance Ordinance of 1977, hereinafter referred to as "Regulations for the Interim Financial Statements").

We prepared the financial statements for the previous interim period (from January 1, 2004 to June 30, 2004) based on the Regulations Concerning the Interim Financial Statements before amendment, and for the interim period under review (from January 1, 2005 to June 30, 2005) based on the Regulations Concerning the Interim Financial Statements after amendment.

However, for the interim period under review (from January 1, 2005 to June 30, 2005), we prepared the financial statements based on the Regulations Concerning Interim Financial Statements before amendment in compliance with the provision of Paragraph 3 of the supplementary regulation of the Cabinet Office ordinance concerning the amendment of a part of the Regulations Concerning the Terms, Forms and Method for the Preparation of Financial Statements (No. 5 Cabinet Office ordinance of January 30, 2004).

2. Audit certification

ChuoAoyama Audit Corporation audited the Company's interim audit of the interim consolidated financial statements for the previous interim period (from January 1, 2004 to June 30, 2004) and the interim period under review (from January 1, 2005 to June 30, 2005). ChuoAoyama Audit Corporation also audited the interim financial statements for the previous interim period (from January 1, 2004 to June 30, 2004) and the interim period under review (from January 1, 2005 to June 30, 2005) based on the provision of Article 193-2 of the Securities and Exchange Law.

Consolidated Interim Financial Statements, etc.

(1) [Consolidated Interim Financial Statements]

1) [Consolidated Interim Balance Sheet]

(Unit: thousand yen)

| Item | Note Number | As of June 30, 2004 End of the consolidated accounting period of the previous fiscal year | | | As of June 30, 2005 End of the consolidated accounting period of this fiscal year | | | As of December 31, 2004 Consolidated balance sheet summary in the previous fiscal year | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) |
| (Assets) | | | | | | | | | | |
| I Current Assets | | | | | | | | | | |
| 1 Cash and deposits | | | 11,838,930 | | | 11,467,451 | | | 11,556,654 | |
| 2 Accounts receivable | | | 2,337,359 | | | 2,810,998 | | | 3,618,436 | |
| 3 Inventory assets | | | 35,485 | | | 28,685 | | | 46,071 | |
| 4 Deferred tax asset | | | 386,523 | | | 633,108 | | | 388,185 | |
| 5.Shortterm loans receivable | | | 117,075 | | | 97,249 | | | — | |
| 6. Other assets | | | 327,981 | | | 996,546 | | | 883,013 | |
| Allowance for doubtful debts | | | △347,639 | | | △329,222 | | | △380,260 | |
| Total Current Assets | | | 14,695,715 | 72.1 | | 15,704,818 | 57.1 | | 16,112,100 | 57.8 |
| II Fixed assets | | | | | | | | | | |
| 1.Tangible fixed assets | | | | | | | | | | |
| (1) Buildings and structures | *1 | | 65,814 | | | 176,650 | | | 393,358 | |
| (2) Tools and equipment | *1 | | 156,899 | | | 318,453 | | | 239,303 | |
| (3) Other tangible fixed assets | *1 | | 7,677 | | | 48,666 | | | 418,724 | |
| Total Tangible Fixed Assets | | | 230,391 | 1.1 | | 543,770 | 2.0 | | 1,051,386 | 3.8 |
| 2. Intangible fixed assets | | | | | | | | | | |
| (1) Goodwill | | | 631,794 | | | 477,568 | | | 598,033 | |
| (2) Software | | | 448,228 | | | 565,101 | | | 602,166 | |
| (3) Account for consolidated adjustments | | | 333,383 | | | 2,312,203 | | | 2,390,768 | |
| (4) Other intangible fixed assets | | | 230,893 | | | 394,557 | | | 355,590 | |
| Total of intangible fixed assets | | | 1,644,300 | 8.1 | | 3,749,430 | 13.6 | | 3,946,559 | 14.1 |
| 3. Investments and other assets | | | | | | | | | | |
| (1) Investments in securities | | | 2,648,912 | | | 5,522,403 | | | 4,716,526 | |
| (2) Deposit | | | 575,429 | | | 1,035,180 | | | 973,055 | |
| (3) Deferred tax asset | | | 213,058 | | | 323,645 | | | 174,392 | |
| (4) Others | | | 396,884 | | | 615,448 | | | 932,414 | |
| Allowance for bad debt | | | △16,078 | | | △7,331 | | | △9,632 | |
| Total of investments and other assets | | | 3,818,207 | 18.7 | | 7,489,346 | 27.3 | | 6,786,756 | 24.3 |
| Total of fixed assets | | | 5,692,899 | 27.9 | | 11,782,547 | 42.9 | | 11,784,702 | 42.2 |
| Total of assets | | | 20,388,614 | 100.0 | | 27,487,365 | 100.0 | | 27,896,802 | 100.0 |

| Item | Note Number | As of June 30, 2004 End of the consolidated accounting period of the previous fiscal year Amount (thousand yen) | Composition (%) | As of June 30, 2005 End of the consolidated accounting period of this fiscal year Amount (thousand yen) | Composition (%) | As of December 31, 2004 Consolidated balance sheet summary in the previous fiscal year Amount (thousand yen) | Composition (%) |
|---|---|---|---|---|---|---|---|
| (Liabilities) | | | | | | | |
| I. Current liabilities | | | | | | | |
| 1. Notes payable and accounts payable – trade | | 352,053 | | 1,202,083 | | 1,296,946 | |
| 2. Short-term debt | *2 | — | | 2,178,000 | | 2,178,500 | |
| 3. Current portion of long-term debt | | 17,400 | | — | | — | |
| 3. Accrued amount payable | | 1,078,305 | | 2,283,287 | | 2,134,242 | |
| 4. Accrued corporation tax, etc | | 2,019,010 | | 752,671 | | 1,753,448 | |
| 6. Allowance for bonuses | | 50,570 | | 108,832 | | 37,400 | |
| 7. Advance money | | 929,771 | | 1,248,938 | | 1,069,035 | |
| 8. Other liabilities | | 399,588 | | 1,535,569 | | 1,769,815 | |
| Total of current liabilities | | 4,846,699 | 23.8 | 9,309,382 | 33.9 | 10,239,387 | 36.7 |
| II. Fixed liabilities | | | | | | | |
| 1. Long-term debt | | 6,500 | | — | | — | |
| 2. Long-term accounts payable | | — | | 560,353 | | 553,585 | |
| 3. Deferred tax liability | | 358,835 | | 78,412 | | 99,631 | |
| 4. Other fixed liabilities | | 13,513 | | 52,950 | | 19,281 | |
| Total of fixed liabilities | | 378,848 | 1.8 | 691,716 | 2.5 | 672,498 | 2.4 |
| Total of liabilities | | 5,225,548 | 25.6 | 10,001,099 | 36.4 | 10,911,886 | 39.1 |
| (Minority Equity) | | | | | | | |
| Minority equity | | 3,293,844 | 16.2 | 3,858,485 | 14.0 | 3,634,289 | 13.0 |
| (Shareholder's Equity) | | | | | | | |
| I. Capital stock | | 3,311,130 | 16.2 | 3,311,130 | 12.1 | 3,311,130 | 11.9 |
| II. Capital reserve | | 4,483,809 | 22.0 | 5,309,729 | 19.3 | 5,284,148 | 19.0 |
| III. Earned surplus | | 4,053,668 | 19.9 | 5,024,284 | 18.3 | 4,768,047 | 17.1 |
| IV. Other gaps in appraisal of securities | | 230,878 | 1.1 | 31,509 | 0.1 | 120,579 | 0.4 |
| V. Equity adjustment from foreign currency translation | | 2,449 | 0.0 | 13,668 | 0.0 | 4,598 | 0.0 |
| VI. Own stocks | | △212,714 | △1.0 | △62,540 | △0.2 | △137,877 | △0.5 |
| Total of shareholders' equity | | 11,869,221 | 58.2 | 13,627,780 | 49.6 | 13,350,626 | 47.9 |
| Total of liabilities, minority equity and shareholders' equity | | 20,388,614 | 100.0 | 27,487,365 | 100.0 | 27,896,802 | 100.0 |

2) [Statement of Consolidated Interim Profit and Loss]

| Item | Note Number | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 Amount (thousand yen) | | Composition (%) | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 Amount (thousand yen) | | Composition (%) | Consolidated profit and loss statement summary in the previous fiscal year From January 1, 2004 to December 31, 2004 Amount (thousand yen) | | Composition (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| I. Operating revenue | | | 9,828,127 | 100.0 | | 14,304,032 | 100.0 | | 23,561,986 | 100.0 |
| II. Business expenses | * 1 | | 3,719,088 | 37.9 | | 6,139,986 | 42.9 | | 9,675,171 | 41.1 |
| III. Sales and general administrative expenses | * 2 | | 4,946,934 | 50.3 | | 7,041,843 | 49.2 | | 11,081,946 | 47.0 |
| Operating profit | | | 1,162,104 | 11.8 | | 1,122,201 | 7.9 | | 2,804,867 | 11.9 |
| IV. Non-operating revenue | | | | | | | | | | |
| 1. Interest received | | 5,365 | | | 7,031 | | | 11,904 | | |
| 2. Fees received | | 2,424 | | | 4,911 | | | 24,992 | | |
| 3. Bad debt recovered | | 5,765 | | | 1,818 | | | 8,614 | | |
| 4. Profit from investment partnership | | 10,375 | | | 11,715 | | | 4,084 | | |
| 5. Business compensations | | — | | | 48,300 | | | — | | |
| 6. Others | | 10,917 | 34,848 | 0.4 | 39,823 | 113,600 | 0.8 | 34,543 | 84,138 | 0.4 |
| V. Non-operating expenses | | | | | | | | | | |
| 1. Interest paid | | 244 | | | 9,791 | | | 9,188 | | |
| 2. Stock issue costs | | 4,742 | | | 10,626 | | | 18,822 | | |
| 3. Loss from investment partnership | | — | | | 10,264 | | | 13,134 | | |
| 4. Exchange loss | | 1,998 | | | 7,637 | | | — | | |
| 5. IPO expenses | * 3 | — | | | 13,473 | | | — | | |
| 6. Other operating expenses | | 8,372 | 15,357 | 0.2 | 29,767 | 81,560 | 0.6 | 42,383 | 83,528 | 0.4 |
| Ordinary profit | | | 1,181,595 | 12.0 | | 1,154,241 | 8.1 | | 2,805,478 | 11.9 |
| VI. Extraordinary profit | | | | | | | | | | |
| 1. Gain on sales of fixed assets | * 4 | 38,686 | | | 11,319 | | | 38,686 | | |
| 2. Gain on sales of investments on stocks of securities | | 3,316,006 | | | 446,176 | | | 3,357,981 | | |
| 3. Gain on sales of shares in affiliated companies | | — | | | 319,304 | | | — | | |
| 4. Profit from change of equity investees | * 5 | — | | | 709,995 | | | 16,038 | | |
| 5. Gain on return of allowance for doubtful debts | | 1,695 | | | — | | | 8,399 | | |
| 6. Debt forgiveness income | * 6 | 21,000 | 3,377,388 | 34.4 | — | 1,486,795 | 10.4 | 23,768 | 3,444,874 | 14.6 |
| VII. Extraordinary loss | | | | | | | | | | |
| 1. Loss on sales of fixed assets | * 7 | — | | | 94,785 | | | — | | |
| 2. Loss on retirement of fixed assets | * 8 | 38,100 | | | 276,462 | | | 161,893 | | |
| 3. Devaluation of goodwill | * 9 | — | | | 64,914 | | | 42,185 | | |
| 4. Amortization of the consolidated adjustment account | * 10 | 444,894 | | | — | | | 444,894 | | |
| 5. Loss on devaluation of subsidiaries | | — | | | 401 | | | 21,503 | | |
| 6. Loss on sale of investment securities | | — | | | — | | | 2,099 | | |
| 7. Loss on devaluation of affiliated company | | 18,518 | | | — | | | 18,932 | | |
| 8. Loss on change of equity investees | * 11 | 4,741 | | | 230,889 | | | 94,073 | | |

| | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| 9. Penalty for breaking a lease | * 12 | 65,858 | | | 72,471 | | | 68,475 | | |
| 10. Loss on liquidation of business | * 13 | — | | | 372,303 | | | — | | |
| 11. Office relocation cost | | — | | | — | | | 12,246 | | |
| 12. Expenses for change in corporate name | | — | | | 37,566 | | | — | | |
| 13. Payments for damages | * 14 | — | | | 160,110 | | | — | | |
| 14. Others | | — | 572,113 | 5.8 | — | 1,309,903 | 9.2 | 4,950 | 871,255 | 3.7 |
| Current net profit before adjustment of taxes | | | 3,986,869 | 40.6 | | 1,331,133 | 9.3 | | 5,379,096 | 22.8 |
| Corporate tax, residential tax and business tax | | 2,006,793 | | | 800,292 | | | 2,229,871 | | |
| Amount of adjustment, such as corporate tax | | 94,974 | 2,101,768 | 21.4 | △246,370 | 553,922 | 3.8 | 325,394 | 2,555,265 | 10.8 |
| Profit of minority shareholders | | | 136,127 | 1.4 | | 110,607 | 0.8 | | 260,762 | 1.1 |
| Current period net profit | | | 1,748,973 | 17.8 | | 666,603 | 4.7 | | 2,563,068 | 10.9 |

(3) [Statement of Consolidated Surplus]

| Item | Note Number | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 Amount (thousand yen) | | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 Amount (thousand yen) | | Statement of consolidated surplus summary in the previous fiscal year From January 1, 2004 to December 31, 2004 Amount (thousand yen) | |
|---|---|---|---|---|---|---|---|
| (Capital Surplus) | | | | | | | |
| I. Balance of capital surplus at beginning of term | | | 4,432,990 | | 5,284,148 | | 4,432,990 |
| II. Increase in capital surplus | | | | | | | |
| 1. Issue of new stocks through stock swap | | — | | — | | 774,845 | |
| 2. Gains on sales of treasury stock | | 50,818 | 50,818 | 25,580 | 25,580 | 76,312 | 851,158 |
| III. Balance of capital reserve at end of term | | | 4,483,809 | | 5,309,729 | | 5,284,148 |
| (Earned Surplus) | | | | | | | |
| I. Balance of earned surplus at beginning of term | | | 2,563,536 | | 4,768,047 | | 2,563,536 |
| II. Increase in earned surplus | | | | | | | |
| 1. Interim (current) net profit | | 1,748,973 | | 666,603 | | 2,563,068 | |
| 2. Increase in earned surplus due to a decrease in the number of consolidated subsidiaries | | — | | 2,471 | | 63,565 | |
| 3. Increase in earned surplus due to merger | | — | 1,748,973 | — | 669,075 | 9,226 | 2,635,860 |
| III. Decrease in earned surplus | | | | | | | |
| 1. Dividend | | 166,005 | | 367,330 | | 277,846 | |
| 2. Bonus to directors and statutory auditors | | 9,993 | | 36,063 | | 13,604 | |
| 3. Decrease in surplus due to increased number of consolidated subsidiaries | | 71,538 | | — | | 124,888 | |
| 4. Decrease in surplus due to mergers | | 11,303 | | 8,805 | | — | |
| 5. Decrease in surplus due to merger of consolidated subsidiaries and affiliates | | — | 258,842 | 638 | 412,838 | 15,009 | 431,349 |
| IV. Balance of earned surplus at end of term | | | 4,053,668 | | 5,024,284 | | 4,768,047 |

(4) [Statement of Consolidated Cash Flow]

| Item | Note Number | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 Amount (thousand yen) | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 Amount (thousand yen) | Summary cash flow statement for the previous term (From January 1, 2004 to December 31, 2004) Amount (thousand yen) |
|---|---|---|---|---|
| I. Cash flow from operating activities | | | | |
| Quarterly (current) net profit before adjustment of tax, etc. | | 3,986,869 | 1,331,133 | 5,379,096 |
| Depreciation charge | | 196,012 | 289,900 | 495,995 |
| Amortization of the consolidated adjustment account | | 525,860 | 292,001 | 609,930 |
| Decrease in allowance for doubtful debts | | △89,668 | △54,425 | △145,116 |
| Increase in allowance for bonuses | | 35,692 | 71,118 | 4,422 |
| Gain on sales of investments in securities | | △3,316,006 | △446,176 | △3,357,981 |
| Gain on sales of shares in affiliated companies | | — | △319,304 | — |
| Interest received and dividend received | | △5,365 | △7,031 | △11,904 |
| Interest paid | | 244 | 9,791 | 9,188 |
| Foreign currency transaction gain and loss | | 956 | — | 3,154 |
| Stock issue costs | | 4,742 | 10,626 | 18,822 |
| Loss on sales of investments in securities | | — | — | 2,099 |
| Loss on devaluation of investments in securities | | — | 401 | 21,503 |
| Appraisal loss of affiliated companies' stocks | | 18,518 | — | 18,932 |
| Depreciation of goodwill | | — | 64,914 | 42,185 |
| Loss on retirement of fixed assets | | 38,100 | 276,462 | 161,893 |
| Loss on sales of fixed assets | | — | 94,785 | — |
| Gain on sales of fixed assets | | △38,686 | △11,319 | △38,686 |
| Income from discharge of debts | | △21,000 | — | △23,768 |
| Loss from change of equity investees | | 4,741 | 230,889 | 94,073 |
| Gain from change of equity investees | | — | △709,995 | △16,038 |
| Increase (decrease) in accounts receivable | | △213,846 | 806,647 | △444,541 |
| Increase (decrease) in inventory assets | | △22,519 | 17,385 | △32,794 |
| Increase (decrease) in other assets | | 73,622 | △174,951 | △373,373 |
| Increase in purchase debts | | 70,123 | △97,377 | 9,224 |
| Increase (decrease) in other liabilities | | 187,704 | △229,133 | 1,523,341 |
| Paid director's bonuses | | △12,337 | △43,025 | △17,837 |
| Subtotal | | 1,423,760 | 1,403,319 | 3,931,823 |
| Interest and dividend received | | 4,795 | 7,208 | 4,697 |
| Interest paid | | △242 | △9,492 | △20,703 |
| Payment of corporate tax, etc. | | △933,409 | △1,779,297 | △1,478,896 |
| Cash flow from operating activities | | 494,903 | △378,262 | 2,436,921 |

| Item | Note Number | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004<br>Amount (thousand yen) | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005<br>Amount (thousand yen) | Summary cash flow statement for the previous term (From January 1, 2004 to December 31, 2004)<br>Amount (thousand yen) |
|---|---|---|---|---|
| II. Cash flow from investing activities | | | | |
| Expenditure incurred by deposit of fixed deposit | | △95,124 | — | △97,306 |
| Revenue accrued by repayment of fixed deposit | | 95,116 | 97,300 | 152,556 |
| Expenditure incurred by acquisition of tangible fixed assets | | △62,386 | △177,279 | △265,189 |
| Revenue accrued by sales of tangible fixed assets | | — | 615,919 | — |
| Expenditure incurred by acquisition of intangible fixed assets | | △787,506 | △302,397 | △579,835 |
| Revenue accrued by sales of intangible fixed assets | | 38,686 | 37,048 | 67,234 |
| Expenditure incurred on acquisition of investment in securities | | △323,288 | △1,481,346 | △2,852,648 |
| Revenue accrued from sale of investment in securities | | 4,096,860 | 828,205 | 4,236,424 |
| Revenue accrued from redemption of investment in securities | | — | 277,500 | — |
| Expenditure incurred on acquisition of investment in subsidiaries securities | | △30,000 | △265,716 | △97,027 |
| Revenue accrued from sales of shares in subsidiaries | | — | 338,470 | — |
| Expenditure incurred on acquisition of new consolidated subsidiary shares | | — | △278,233 | — |
| Acceptance of subsidiaries' funds through stock swap | | — | — | 1,514,327 |
| Amount of decrease resulting from change in scope of consolidation related to merger of subsidiaries | | — | △57,265 | — |
| Expenditure incurred by acquisition of shares in subsidiaries relating to the change in scope of consolidation | | △180,603 | — | △935,066 |
| Expenditure incurred by loans | | △103,750 | △102,481 | △1,148,600 |
| Revenue accrued by collection on loans | | 20,585 | 43,973 | 89,048 |
| Expenditure incurred on the transfer of business | | — | △30,207 | △666,910 |
| Revenue accrued from other investing activities | | 147,488 | 228,307 | 32,930 |
| Expenditure incurred by other investing activities | | △188,334 | △184,222 | △562,452 |
| Cash flow from investing activities | | 2,627,743 | △412,426 | △1,112,515 |
| III. Cash flow from financial activities | | | | |
| Revenue accrued by short-term loans payable | | — | — | 2,203,000 |
| Expenditure incurred by repayment of short-term loans payable | | — | △500 | △169,229 |
| Expenditure incurred by repayment of long-term loans payable | | △4,350 | — | △744,002 |
| Expenditure incurred by redemption of debenture | | △12,814 | — | △12,814 |
| Expenditure incurred by issue of stocks | | △4,742 | — | △18,822 |
| Revenue incurred by issue of stocks for minority equity | | 11,174 | 1,250,037 | 158,137 |
| Revenue or expenditure incurred by acquisition of own stocks | | 225,594 | △202,571 | 327,859 |
| Payment of dividends | | △164,024 | △180,634 | △272,822 |
| Payment of dividends for minority shareholders | | △31,579 | △68,797 | △31,742 |
| Cash flow from financial activities | | 19,258 | 797,533 | 1,439,562 |
| IV. Effect of exchange rate changes on cash and cash equivalents | | △1,169 | 1,251 | △5,516 |

| | | | | |
|---|---|---|---|---|
| V. Net increase (Decrease) in cash and cash equivalents | | 3,140,734 | 8,096 | 2,758,451 |
| VI. Balance of cash and cash equivalents at the beginning of term | | 8,524,679 | 11,319,354 | 8,524,679 |
| VII. Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries | | 36,222 | — | 36,222 |
| VIII. Balance of cash and cash equivalents at the end of the interim (current) term | | 11,701,637 | 11,327,451 | 11,319,354 |

Important matters for the interim consolidated balance sheet

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|---|
| 1 Matters related to the scope of consolidation | Of 19 subsidiaries, the following 15 companies are included in the scope of consolidation;<br>Magclick Inc., GMO Media and Solutions Inc., GMO Hosting and Technologies, Inc., GMO Communications Co., Ltd., Magforce Inc., E-sumai Inc., Discount-Domain.com Inc., GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., paperboy& co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Mobile&Desktop Inc.<br><br>·Two companies included in the scope of consolidation the Company because of their increased importance<br>GeoTrust Japan, Inc., WEBKEEPERS,INC.<br><br>·Two companies which became a consolidated subsidiary of the Company along with the acquisition of shares<br>Paperboy & Co.<br>Grandsphere Co., Ltd.<br><br>·One company which was changed from an equity method company to a consolidated subsidiary with the acquisition of additional shares:<br>Payment One Inc.<br><br>·One company which was changed from an equity method company to consolidated subsidiary due to a merger with a consolidated subsidiary:<br>GMO MOBILE&DESKTOP INC. ( former Ucast Communications Inc.)<br><br>·One company which was excluded from the scope of consolidation due to the merger with GMO Mobile & Desktop Inc. (formerly U Cast | Of 33 subsidiaries, the following 21 companies are included in the scope of consolidation;<br>Magclick Inc., GMO Media Inc. (former GMO Mobile&Desktop Inc.), GMO Hosting and Technologies, Inc., GMO Communications Co., Ltd., GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS,INC , paperboy & co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Research, Inc. (former GMO Media and Solutions Inc.), Netclue Co., Ltd., GMO Payment Gateway, Inc., GMO SAN PLANNING Corporation, TELECOM ONLINE Inc., Tea Cup Communication, LTD., JWord Inc. (former AccessPort Inc.), @YMC CORPORATION, GMO Affiliate, Inc..<br><br>• One company which became a consolidated subsidiary of the Company along with the acquisition of shares<br>@YMC CORPORATION<br><br>• Five companies which were excluded from the scope of consolidation due to a merger:<br>Discount-Domain.com Inc.<br>CCS HOLDING CO., LTD.<br>i's Factory, Ltd.<br>3721 Network Software Co., Ltd.<br>E-sumai Inc.<br><br>·One company which became a consolidated subsidiary due to establishment during the interim period under review:<br>GMO AFFILIATE, INC.<br><br>Non-consolidated companies are Patent Incubation Capital Inc., ENetCard Co. Ltd., GMO-interTAINMENT Inc., GMO Blog Inc. (formerly Forval Co., | Of 31 subsidiaries, the following 24 companies are included in the scope of consolidation;<br>Magclick Inc., GMO GMO Media and Solutions Inc., GMO Hosting and Technologies, Inc., GMO Communications Co., Ltd., E-sumai Inc.., Discount-Domain.com Inc , GMO Research Institute Inc., Internet Number Corporation, GeoTrust Japan, Inc., WEBKEEPERS,INC , Paperboy & co., Grandsphere Co., Ltd., Payment-One, Inc., GMO Mobile&Desktop Inc., Netclue Co., Ltd., CCS Holding Co., Ltd., Card Commerce Service Co., Ltd., SAN PLANNING Corporation, TELECOM ONLINE Inc., Tea Cup Communication, LTD., 3721 Network Software Co., Ltd., AccessPort Inc..<br><br>·Two companies included in the scope of consolidation the Company because of their increased importance<br>GeoTrust Japan, Inc., WEBKEEPERS,INC.<br><br>·12 companies which became a consolidated subsidiary of the Company along with the acquisition of shares<br>Paperboy & Co.<br>Grandsphere Co., Ltd.<br>Netclue Japan Co., Ltd<br>Netclue Co., Ltd<br>CCS Holding Co., Ltd.<br>Card Commerce Service Co., Ltd.<br>Power Formation Corporation<br>SAN PLANNING Corporation<br>i's Factory, Ltd.<br>Tea Cup Communication, LTD<br>3721 Network Software Co., Ltd.<br>AccessPort Inc.<br><br>·One company which became a consolidated subsidiary due to |

| | | | |
|---|---|---|---|
| | Communications Inc.):<br>KabeGam.Com Inc.<br><br>• One company which was excluded from the scope of consolidation due to a settling:<br>GMO MAGAZINES INC.<br><br>Non-consolidated companies are Patent Incubation Capital Inc., NetCard Co. Ltd., Scratch Magazine Inc., Beijin Shih Sheng Xiong Gu Technologies Company Limited. All of these companies are small companies. Total assets, sales, net profit for the interim period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated interim financial statements. | Ltd.) Scratch Magazine Inc., Internet Number China Corporation, Govia Japan Inc., Might Server Inc., SW Soft Japan Inc., ,ZhiJie Hangluo Ruan juan Corporation, IPSIRON Inc., Epsilon, Inc. and Make Shop Inc. All of these companies are small companies. Total assets, sales, net profit for the interim period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated interim financial statements. | establishment during the current period under review:<br>TELECOM ONLINE INC.<br><br>• One company which was changed from an equity method company to a consolidated subsidiary with the acquisition of additional shares:<br>Payment-One, Inc.<br><br>• One company which was changed from an equity method company to consolidated subsidiary due to a merger with a consolidated subsidiary:<br>GMO Mobile&Desktop Inc. ( former Ucast Communication Inc.) |

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|---|
| | | | · Three companies which were excluded from the scope of consolidation due to a merger:<br>KabeGam.Com Inc.<br>Magu Force Inc.<br>Power Formation Corporation<br><br>· One company which were excluded from the scope of consolidation due to a settlement:<br>GMO MAGAZINES INC.<br><br>Non-consolidated companies are Patent Incubation Capital Inc., NetCard Co. Ltd., Scratch Magazine Inc., Beijin Shih Sheng Xiong Gu Technologies Company Limited, GMO-interTAINMENT, Inc., Goo Via Japan Inc., Forval Corporation. All of these companies are small companies. Total assets, sales, net profit for the interim period (proportional to equity share), and retained earnings (proportional to equity share) of these companies have no major effect on the consolidated interim financial statements. |

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|---|
| 2 Matters related to application of the equity method | There is no equity method company. Payment-One Inc., which was formerly an equity-method affiliate, was made a consolidated subsidiary following the additional acquisition of shares by the Company. GMO Mobile&Desktop Inc. (former Ucast Communications Inc.) was changed from an equity method company to a consolidated subsidiary following a merger with a consolidated subsidiary. Four non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., Net Card Inc., Geo Trust Japan Inc., Scratch Magazine Co., Ltd., Beijin Shih Sheng Xiong Gu Technologies Company Limited, and two affiliates, namely, Skylee Networks Inc. and Humeia Registry Corporation, have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method. | There is no equity method company. 12 non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., Net Card Inc., GMO-interTAINMENT, Inc., GMO Prog, (former Forcal Corporation), Scratch Magazine Co., Ltd., Beijin Shih Sheng Xiong Gu Technologies Company Limited, Gobia Japan Inc., SwsoftJapan Corporation, Ipshiron Inc., MakeShop Inc. and two affiliates, namely, Skylee Networks Inc. and Humeia Registry Corporation, have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method. | There is no equity method company. Payment-One Inc., which was formerly an equity-method affiliate, was made a consolidated subsidiary following the additional acquisition of shares by the Company. GMO Mobile&Desktop Inc. (former Ucast Communications Inc.) was changed from an equity method company to a consolidated subsidiary following a merger with a consolidated subsidiary. Seven non-consolidated subsidiaries, namely Patent Incubation Capital, Inc., Net Card Inc., Scratch Magazine Co., Ltd., Beijin Shih Sheng Xiong Gu Technologies Company Limited, Gobia Japan Inc., SwsoftJapan Corporation, Ipshiron Inc., MakeShop Inc. and two affiliates, namely, Skylee Networks Inc. and Humeia Registry Corporation, have only a minor influence on net profit/loss (amount comparable to equity) and earned surplus (amount comparable to equity), etc., and their collective significance is low. Consequently, they are excluded from application of the equity method. |
| 3. Matters relating to the interim closing date of consolidated subsidiaries | The closing date of Paperboy & Co., consolidated subsidiary, is October 31. When preparing the consolidated interim financial statements, the interim financial statements based on the temporary settlement of accounts, which was made as of the interim closing date, are used. | The closing date is September 30 for GMO Payment Gateway, Inc., consolidated subsidiary, and March 31 for @YMC Corporation, consolidated subsidiary. When preparing the consolidated interim financial statements, the interim financial statements based on the temporary settlement of accounts, which was made as of the interim closing date, are used. | The closing date is September 30 for Card Commerce Service Co., Ltd., March 31 for SAN PLANNING Corporation, July 31 for Tea Cup Communication, LTD. and March 31 for AccessPort Inc. consolidated subsidiary. When preparing the consolidated financial statements, the financial statements based on the temporary settlement of accounts, which was made as of the concerned closing date, are used. |

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|---|
| 4 Matters related to the accounting standards | (1) Important appraisal standards and appraisal method for assets<br>(1) Negotiable securities<br>Other securities<br>Securities with a market price<br>We use the market value method according to the market value, etc. on the interim accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method).<br>Securities without a market price<br>We adopt the cost method based on the moving average method.。<br>(2) Derivative<br>Market value method<br>(3) Inventory assets<br>—<br>Inventory goods<br>Inventory goods are evaluated using the cost method based on the gross average method. | (1) Important appraisal standards and appraisal method for assets<br>(1) Negotiable securities<br>Other securities<br>Securities with a market price<br>Same as at the left<br>Securities without a market price<br>Same as at the left<br>(2) —<br>(3) Inventory assets<br>Products<br>Products are evaluated using the cost method based on the moving average method.<br>Inventory goods<br>Same as at the left | (1) Important appraisal standards and appraisal method for assets<br>(1) Negotiable securities<br>Other securities<br>Securities with a market price<br>We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method).<br>Securities without a market price<br>Same as at the left<br>(2) —<br>(3) Inventory assets<br>Products<br>Same as at the left<br>Inventory goods<br>Same as at the left |
| | (2) Important method of depreciation of fixed assets<br>(1) Tangible fixed assets<br>We adopt the fixed rate method.<br>Further, effective lives are as follows:<br>Buildings and structures<br>From eight to 22 years<br>Tools, equipment and fixtures<br>From two to 20 years<br>(2) Intangible fixed assets<br>We adopt the fixed amount method. However, for software used by the Company, we adopt the fixed amount method based on the usable period within the Company (five years). | (2) Important method of depreciation of fixed assets<br>(1) Tangible fixed assets<br>We adopt the fixed rate method.<br>Further, effective lives are as follows:<br>Buildings and structures<br>From eight to 50 years<br>Tools, equipment and fixtures<br>From two to 20 years<br>(2) Intangible fixed assets<br>Same as at the left | (2) Important method of depreciation of fixed assets<br>(1) Tangible fixed assets<br>Same as at the left<br>(2) Intangible fixed assets<br>Same as at the left |
| | (3) Important method of earmarking of deferred assets<br>We treat the whole amount of new share issue expenses as expenses at the time they are incurred. | (3) Important method of earmarking of deferred assets<br>Same as at the left | (3) Important method of earmarking of deferred assets<br>Same as at the left |
| | (4) Important standards for appropriation of allowances<br>(1) Allowance for bad debts<br>To prepare for losses incurred by defaults on accounts receivable, etc., given the loan loss ratio for general | (4) Important standards for appropriation of allowances<br>(1) Allowance for bad debts<br>Same as at the left | (4) Important standards for appropriation of allowances<br>(1) Allowance for bad debts<br>Same as at the left |

| | | | |
|---|---|---|---|
| | credits and the individual collectability for specific credits such as doubtful debts, etc., we post the estimated uncollectible amount.<br>(2) Allowance for bonuses<br>To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the interim consolidated accounting term under review. | (2) Allowance for bonuses<br>Same as at the left | (2) Allowance for bonuses<br>To prepare for the payment of bonuses to employees, of the estimated amount of payment, we post the amount to be paid in the consolidated accounting term under review. |

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|---|
| | (5) Standards for the conversion of major assets and liabilities denominated in foreign currency into Japanese yen:<br>Claims and debts in foreign currency were converted into yen based on the spot exchange rate on the interim closing date, and exchange gains and losses are treated as profit and loss. The assets and liabilities of subsidiaries in foreign countries were converted into yen based on the spot exchange rate on the interim closing date, and exchange gains and losses are included in minority interest and the foreign exchange adjustment account in shareholders equity. | (5) — | (5) — |
| | (6) Accounting treatment for important lease transactions:<br>Finance lease transactions other than lease transactions based on which the ownership of leased properties was transferred to lessees are based on accounting treatment that complies with the method applied to ordinary lease transactions. | (6) Accounting treatment for important lease transactions:<br>Same as at the left | (6) Accounting treatment for important lease transactions:<br>Same as at the left |
| | (7) Important method of hedge accounting<br>① Method of hedge accounting<br>Deferred hedge accounting treatment is adopted. If the requirements for the allocation treatment of the hedge against foreign exchange fluctuation risks are satisfied, the allocation treatment is applied. | (7) Important method of hedge accounting<br>① Method of hedge accounting<br>Measures of hedge and subjects of hedge<br>Measure Foreign-exchange contracts and currency swap<br>Subjects Foreign currency debts and planned transactions | (7) Important method of hedge accounting<br>① Method of hedge accounting<br>Same as at the left |
| | ② Measures of hedge and subjects of hedge<br>Measure Foreign-exchange contracts and currency swap<br>Subjects Foreign currency debts and planned transactions | ② Measures of hedge and subjects of hedge<br>Same as at the left | ② Measures of hedge and subjects of hedge<br>Same as at the left |
| | ③ Hedge policy<br>The objective is to avoid risks arising from exchange rate fluctuations. | ③ Hedge policy<br>Same as at the left | ③ Hedge policy<br>Same as at the left |
| | ④ Method for evaluation of validity of hedging<br>We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case. | ④ Method for evaluation of validity of hedging<br>Same as at the left | ④ Method for evaluation of validity of hedging<br>Same as at the left |
| | (8) Other important matters for production of the interim consolidated financial | (8) Other important matters for production of the interim | (8) Other important matters for production of the |

| | | | |
|---|---|---|---|
| | statements<br>Accounting treatment of consumption tax, etc.<br>We exclude tax for the accounting treatment of consumption tax. | consolidated financial statements<br>Accounting treatment of consumption tax, etc.<br>Same as at the left | interim consolidated financial statements<br>Accounting treatment of consumption tax, etc.<br>Same as at the left |
| 5. Scope of capital in statement of interim consolidated cash flow (statement of consolidated cash flow) | Capital (cash and cash equivalents, etc.) in the statement of interim consolidated cash flow consists of cash on hand, deposits withdrawable at any time, and short-term investments, which carry only a minor risk of fluctuating of value and which are redeemable within three months of the date of acquisition | Same as at the left | Capital (cash and cash equivalents, etc.) in the statement of consolidated cash flow consists of cash on hand, deposits withdrawable at any time, and short-term investments, which carry only a minor risk of fluctuating of value and which are redeemable within three months of the date of acquisition |

## Changes in accounting treatment

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|
| — | There was a change in the method, and agent commissions and sales promotion expenses that were included in selling, general and administrative expenses in the past are deducted from sales at the beginning of the interim period under review.<br>This change was made to disclose the results properly because the position of sales agents became clearer as a result of overall consideration of an increase in the number of customers, such as agents and advertisers, and future business development.<br>This change caused a decrease in sales of 447,899,000 yen compared with the past method. However, there was no effect on operating profit, ordinary profit or net profit for the interim period before adjustment for tax and suchlike because selling, general and administrative expenses were reduced by 447,899,000 yen. | — |

## Change in the method of representation

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) |
|---|---|
| — | Consolidated interim balance sheet<br>The Law for Partial Amendment of the Securities and Exchange Law (No. 97 law of 2004) was promulgated on June 9, 2004, and took effect on December 1, 2004. In addition, Practical Guideline on Financial Product Accounting (No. 13 accounting system committee report) was revised on February 15, 2005. Therefore, we changed the method to show investment in limited investment partnership and other similar partnerships (which should be deemed as securities as provided in Paragraph 2 of Article 2 of the Securities and Exchange Law) as investment securities.<br>The amount of the above investment that is included in investment securities at the end of the interim period under review is 208,788,000 yen as shown in the interim balance sheet. |
| Consolidated interim cash flow statement<br>1. The "increase in bonus reserves" which is included in the cash flow from operating activities was included in the "increase in other liabilities" in the previous interim period is shown separately due to an increase in its importance.<br>The "increase in bonus reserves," which was included in the "increase in other liabilities," in the previous interim period was 35,190,000 yen.<br>2. The "increase in inventory," which is included in the cash flow from the operating activities was included in the "increase or decrease in other | — |

| | |
|---|---|
| assets" in the previous interim period, is shown separately due to an increase in its importance.<br>The "increase in inventory" which was included in the "increase or decrease in other assets" in the previous interim period was 1,596,000 yen. | |

Additional information

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|
| — | The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance with the Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee).<br>As a result, selling, general and administrative expenses increased 34,661,000 yen, and operating profit, ordinary profit and net profit for interim period before adjustment of tax, etc. decreased 34,661,000 yen. | — |

Explanatory notes

(Matters related to the interim consolidated balance sheet)

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|
| *1 Tangible fixed assets Cumulative depreciation 249,343,000 yen<br>*2 — | ※1 Tangible fixed assets Cumulative depreciation 483,113,000 yen<br>*2 Assets used as security:<br>Assets provided as security:<br>Consolidated subsidiary stocks: 309,355,000 yen<br>Details of liabilities:<br>Short-term borrowing: 2,178,000,000 yen | ※1 Tangible fixed assets Cumulative depreciation 460,510,000 yen<br>※2 Assets used as security<br>Assets provided as security:<br>Consolidated subsidiary stocks 309,355,000 yen<br>Details of liabilities:<br>Short-term borrowing: 2,178,000,000 yen |

(Matters related to the interim consolidated profit and loss statement)

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|
| *1 Major expense items and amounts of business expenses (unit: thousand yen)<br>Salary 537,466<br>Transfer from allowance for bonus 20,487<br>Rental expense 255,528<br>Communications cost 107,859<br>Commission paid 447,443<br>Land rent/Rent 177,367<br>Outsourcing cost 838,228<br>Media cost 569,180<br>Depreciation cost 85,420 | *1 Major expense items and amounts of business expenses (unit: thousand yen)<br>Salary 715,865<br>Transfer from allowance for bonus 25,383<br>Rental expense 267,621<br>Communications cost 156,733<br>Commission paid 501,008<br>Land rent/Rent 255,357<br>Outsourcing cost 941,081<br>Media cost 2,062,520<br>Depreciation cost 116,435 | *1 Major expense items and amounts of business expenses (unit: thousand yen)<br>Salary 1,119,746<br>Transfer from allowance for bonus 17,072<br>Rental expense 518,133<br>Communications cost 224,217<br>Commission paid 846,331<br>Land rent/Rent 377,100<br>Outsourcing cost 2,188,089<br>Media cost 2,651,048<br>Depreciation cost 205,417 |
| *2 Major expense items and amounts of selling and administrative expenses (unit: thousand yen)<br>Advertising cost 1,135,264<br>Salary 982,154<br>Transfer from allowance for bonus 19,676<br>Transfer from allowance for bad debt 56,623<br>Commission paid 552,009<br>Amortization of consolidated adjustment account in the term 80,965<br>Depreciation cost 111,023 | *2 Major expense items and amounts of selling and administrative expenses (unit: thousand yen)<br>Advertising cost 888,393<br>Salary 2,011,465<br>Transfer from allowance for bonus 61,788<br>Transfer from allowance for bad debt 49,919<br>Commission paid 573,447<br>Amortization of consolidated adjustment account in the term 292,001<br>Depreciation cost 158,488 | *2 Major expense items and amounts of selling and administrative expenses (unit: thousand yen)<br>Advertising cost 2,171,880<br>Salary 2,555,750<br>Transfer from allowance for bonus 43,935<br>Transfer from allowance for bad debt 100,765<br>Commission paid 1,159,293<br>Amortization of consolidated adjustment account in the term 165,035<br>Depreciation cost 286,562 |
| *3 — | *3 The cost of the public offering is the cost required for the listing of GMO Payment Gateway Inc. on the Tokyo Stock Exchange Mothers market in April 2005. | ※3 — |
| *4 38,686,000 yen gains on the sale of fixed assets are mostly gains on the digital contents. | *4 11,319,000 yen gains on the sale of fixed assets are mostly gains on the sale of land. | *4 38,686,000 yen gains on the sale of fixed assets are mostly gains on the digital contents. |
| ※5 — | *5 The gain from the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment along with the change in equity through capital transactions of investees. A broad breakdown is as follows:<br>Payment-One, Inc. 52,193,000 yen<br>GMO Payment Gateway, Inc. 657,802,000 yen | *5 The gain from the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment along with the change in equity through capital transactions of investees. A broad breakdown is as follows:<br>Card Commerce Service Co., Ltd. 13,204,000 yen |
| *6 The gain on the return of allowance for doubtful debts was related to corporate bonds of consolidated subsidiaries. | ※6 — | *6 The gain on the return of allowance for doubtful debts was related to corporate bonds of consolidated subsidiaries. |
| ※7 — | *7 The losses on the sale of fixed assets include 42,629,000 yen for image use right, 21,638,000 yen for land, 16,966,000 yen for software and 13,550,000 yen for others. | *7 — |
| *8 The loss on retirement of fixed assets was 4,751,000 yen on buildings, etc., 3,938,000 yen on tools, equipments and fixtures, 29,452,000 yen on software and 57,000 yen on others. | *8 The losses on the retirement of fixed assets include 135,319,000 yen for image use right, 78,152,000 yen for software, 20,363,000 yen for building and structure, 19,170,000 yen for tool, appliance and fixture, and 23,455,000 yen for others. | *8 The loss on retirement of fixed assets was 1,019,000 yen on buildings, etc., 16,277,000 yen on tools, equipments and fixtures, 134,539,000 yen on software and 57,000 yen on others. |
| ※9 — | *9 The amount of amortization of goodwill indicates that of onetime amortization after evaluating the value of the goodwill. | *9 — |
| *10 Amortization of the consolidated adjustment account was a one-time amortization of the consolidated | *10 — | *10 Amortization of the consolidated adjustment account was a one-time amortization of the consolidated |

| | | |
|---|---|---|
| adjustment account along with the devaluation of shares of subsidiaries. | | adjustment account along with the devaluation of shares of subsidiaries. |
| *11 The loss on the change of equity investees was recognized as a result of the adjustment of the accounting book value of investment accompanying the change in equity through capital transactions of investees. A major breakdown is as follows:<br>Magclick Inc. 4,741,000 yen | *11 The loss on a change in equity share is due to a change in equity share which was caused by the capital transactions of invested companies. The major breakdown is shown below.<br>JWord Inc. 130,907,000 yen<br>GMO Payment Gateway, Inc. 98,056,000 yen | *11 The loss on change in equity share was identified as the result of the adjustment of the book value of investments due to a change in equity share which was caused by the capital transactions of invested companies. The major breakdown is shown below.<br>GMO Hosting and Technologies, Inc. 85,403,000 yen |
| *12 Cancellation money:<br>This is cancellation money that temporarily arose due to the cancellation of a lease agreement. | *12 Cancellation money:<br>This is cancellation money that temporarily arose due to the cancellation of a lease agreement. | *12 Cancellation money:<br>This is cancellation money that temporarily arose due to the cancellation of a lease agreement. |
| *13 — | *13 The loss on the winding-up of the business is due to the reduction in the communication-related service business of a consolidated subsidiary. | *13 — |
| *14 — | *14 The compensation for loss is that for the loss incurred by a customer during server maintenance. | *14 — |

(Matters related to the interim consolidated cash flow statement)

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|
| Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet<br><br>Cash and deposit account 11,838,930,000 yen<br>Time deposits whose deposit period exceeds three months △137,292,000 yen<br>Cash and cash equivalents 11,701,637,000 yen | Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet<br><br>Cash and deposit account 11,467,451,000 yen<br>Time deposits whose deposit period exceeds three months △140,000,000 yen<br>Cash and cash equivalents 11,327,451,000 yen | Balance of cash and cash equivalents at the end of term and relationship with amounts of accounting items included in the consolidated balance sheet<br><br>Cash and deposit account 11,556,654,000 yen<br>Time deposits whose deposit period exceeds three months △237,300,000 yen<br>Cash and cash equivalents 11,319,354,000 yen |

(Matters related to lease transactions)

<table>
<tr><th>Consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004</th><th>Consolidated accounting period in this term<br>From January 1, 2005<br>to June 30, 2005</th><th>Consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004</th></tr>
<tr><td>1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower<br>(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of interim period<br><br>
| | Tools, equipment and fixtures (thousand yen) | Software (thousand yen) | Total (thousand yen) |<br>
Amount equivalent to acquisition price: 1,092,640 / 254,714 / 1,347,355<br>
Amount equivalent to total sum of depreciation: 718,563 / 133,751 / 852,315<br>
Amount equivalent to balance at the end of interim period: 374,077 / 120,962 / 495,040<br><br>
(2) Amount equivalent to balance of unearned lease fees at the end of interim period<br>
Less than one year: 260,917,000 yen<br>
Over one year: 245,012,000 yen<br>
Total: 505,929,000 yen<br><br>
(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest paid<br>
Lease fees paid: 172,751,000 yen<br>
Amount equivalent to depreciation cost: 163,543,000 yen<br>
Amount equivalent to interest paid: 8,670,000 yen<br><br>
(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest<br>
Method of calculating the amount equivalent to depreciation cost<br>
We use the fixed amount method, with the lease period set as the effective</td>
<td>1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower<br>(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of interim period<br><br>
| | Tools, equipment and fixtures (thousand yen) | Software (thousand yen) | Total (thousand yen) |<br>
Amount equivalent to acquisition price: 1,622,429 / 249,605 / 1,872,035<br>
Amount equivalent to total sum of depreciation: 779,664 / 94,224 / 873,888<br>
Amount equivalent to acquisition price: 842,765 / 155,381 / 998,146<br><br>
(2) Amount equivalent to balance of unearned lease fees at the end of interim period<br>
Less than one year: 358,439,000 yen<br>
Over one year: 656,781,000 yen<br>
Total: 1,015,221,000 yen<br><br>
(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest pai<br>
Lease fees paid: 222,703,000 yen<br>
Amount equivalent to depreciation cost: 212,619,000 yen<br>
Amount equivalent to interest paid: 9,559,000 yen<br><br>
(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest<br>
Method of calculating the amount equivalent to depreciation cost<br>
Same as at left</td>
<td>1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower<br>(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of interim period<br><br>
| | Tools, equipment and fixtures (thousand yen) | Software (thousand yen) | Total (thousand yen) |<br>
Amount equivalent to acquisition price: 1,451,004 / 379,128 / 1,830,133<br>
Amount equivalent to total sum of depreciation: 765,924 / 168,967 / 934,892<br>
Amount equivalent to acquisition price: 685,079 / 210,161 / 895,241<br><br>
(2) Amount equivalent to balance of unearned lease fees at the end of interim period<br>
Less than one year: 351,503,000 yen<br>
Over one year: 564,429,000 yen<br>
Total: 915,933,000 yen<br><br>
(3) Lease fees paid, amount equivalent to depreciation cost, and amount equivalent to interest pai<br>
Lease fees paid: 370,191,000 yen<br>
Amount equivalent to depreciation cost: 347,909,000 yen<br>
Amount equivalent to interest paid: 20,322,000 yen<br><br>
(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest<br>
Method of calculating the amount equivalent to depreciation cost<br>
Same as at left</td></tr>
</table>

| | | |
|---|---|---|
| live and the remaining value set as zero.<br>Method of calculating the amount equivalent to interest<br>While the disparity between the total sum of lease fees and the amount equivalent to the acquisition price of lease assets is set as the amount equivalent to interest, we adopt the interest method for distribution to the respective terms. | Method of calculating the amount equivalent to interest<br>Same as at left | Method of calculating the amount equivalent to interest<br>Same as at left |
| 2. — | 2. Operating lease transaction<br>Amount equivalent to balance of unearned lease fees<br>Less than one year 9,016,000 yen<br>Over one year 23,305,000 yen<br>Total 32,321,000 yen | 2. Operating lease transaction<br>Amount equivalent to balance of unearned lease fees<br>Less than one year 3,850,000 yen<br>Over one year 9,556,000 yen<br>Total 13,407,000 yen |

(Matters related to securities)

At the end of interim consolidated accounting period in the previous term (June 30, 2004)

1 Other securities with market value

| Type | Cost of acquisition (thousand yen) | Amount posted in the interim consolidated balance sheet (thousand yen) | Variance (thousand yen) |
|---|---|---|---|
| (1) Shares | 965,333 | 1,927,964 | 962,630 |
| Total | 965,333 | 1,927,964 | 962,630 |

2. Amount recorded on the interim consolidated accounting for securities for which the market value is not available

| Details | Amount posted in the interim consolidated balance sheet (thousand yen) |
|---|---|
| Other securities | |
| Unlisted shares (except for over-the-counter shares) | 332,907 |
| Unlisted bonds | 277,500 |
| Total | 610,407 |

At the end of consolidated accounting period in this term (June 30, 2005)

1 Other securities with market value

| Type | Cost of acquisition (thousand yen) | Amount recorded on the interim balance sheet (thousand yen) | Variance (thousand yen) |
|---|---|---|---|
| (1) Shares | 877,767 | 913,912 | 36,145 |
| Total | 877,767 | 913,912 | 36,145 |

2. 2. Amount recorded on the interim consolidated accounting for securities for which the market value is not available

| Details | Amount posted in the interim consolidated balance sheet (thousand yen) |
|---|---|
| Other securities | |
| Unlisted shares | 3,930,343 |
| Unlisted bonds | 50,000 |
| Others | 208,788 |
| Total | 4,189,131 |

At the end of consolidated accounting period in the previous term (December 30, 2004)

1 Other securities with market value

| Type | Cost of acquisition (thousand yen) | Amount posted in the consolidated balance sheet (thousand yen) | Variance (thousand yen) |
|---|---|---|---|
| (1) Shares | 1,243,993 | 1,720,162 | 476,169 |
| Total | 1,243,993 | 1,720,162 | 476,169 |

3 Amount recorded on the interim consolidated accounting for securities for which the market value is not available

| Details | Amount posted in the interim consolidated balance sheet (thousand yen) |
|---|---|
| Other securities | |
| Unlisted shares (except for over-the-counter shares) | 2,562,800 |
| Unlisted bonds | 277,500 |
| Total | 2,840,300 |

Concerning derivative transactions

At the end of the previous interim period (June 30, 2004):

All of the derivative transactions that are carried out by the Company are excluded from entry because they are subject to hedge accounting.

At the end of the interim period under review (June 30, 2005):

All of the derivative transactions that are carried out by the Company group are excluded from entry because they are subject to hedge accounting.

At the end of the previous term (December 31, 2004):

All of the derivative transactions that are carried out by the Company group are excluded from entry because they are subject to hedge accounting.

(Segment information)

[Segment information by business type]

Previous interim consolidated accounting term (from January 1, 2004 to June 30, 2004)

| Item | IxP (Internet infrastructure) related business (thousand yen) | Internet advertising media business (thousand yen) | Total (thousand yen) | Elimination or Company-wide (thousand yen) | Consolidated (thousand yen) |
|---|---|---|---|---|---|
| I Sales and operating revenue | | | | | |
| Sales | | | | | |
| (1) Sales to external customers | 6,750,600 | 3,077,526 | 9,828,127 | — | 9,828,127 |
| (2) Dealings between segments | 20,665 | 158,859 | 179,525 | (179,525) | — |
| Total | 6,771,266 | 3,236,386 | 10,007,652 | (179,525) | 9,828,127 |
| Operating expenses | 5,915,717 | 2,966,623 | 8,882,340 | (216,318) | 8,666,022 |
| Operating profit | 855,548 | 269,762 | 1,125,311 | 36,793 | 1,162,104 |

(Notes) 1 Business classification follows the classification we adopt for internal management.

2 Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business)......Access service, web hosting service, domain registration service, and IT support service, etc.

(2) Internet Advertising Support Business (Media Business)......e-mail advertisement distribution service, and desktop advertising service, etc.

Interim consolidated accounting term under review (from January 1, 2005 to June 30, 2005)

| Item | IxP (Internet infrastructure) related business (thousand yen) | Internet advertising media business (thousand yen) | Total (thousand yen) | Elimination or Company-wide (thousand yen) | Consolidated (thousand yen) |
|---|---|---|---|---|---|
| I Sales and operating revenue | | | | | |
| Sales | | | | | |
| (1) Sales to external customers | 8,353,402 | 5,950,629 | 14,304,032 | — | 14,304,032 |
| (2) Dealings between segments | 64,582 | 62,477 | 127,059 | (127,059) | — |
| Total | 8,417,984 | 6,013,107 | 14,431,091 | (127,059) | 14,304,032 |
| Operating expenses | 6,994,905 | 6,343,194 | 13,338,099 | (156,268) | 13,181,830 |
| Operating profit or loss (-) | 1,423,079 | △330,087 | 1,092,992 | 29,209 | 1,122,201 |

(Notes) 1 Business classification follows the classification we adopt for internal management.

2 Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business)......Access service, domain registration service, web hosting service, website construction support service, security service, credit card payment processing service and enterprise communications business

(2) Internet Advertising Support Business (Media Business)......Internet media construction business, Internet advertising sales business, JWord business and Online gaming business

Beginning the interim accounting period under review, segment names were changed from "IxP (Internet infrastructure) business" to "Internet use support business (Internet infrastructure business)," and from "Internet advertising media business" to Internet advertising support business (media business)."

Previous consolidated accounting term (from January 1, 2004 to December 31, 2004)

| Item | IxP (Internet infrastructure) related business (thousand yen) | Internet advertising media business (thousand yen) | Total (thousand yen) | Elimination or Company-wide (thousand yen) | Consolidated (thousand yen) |
|---|---|---|---|---|---|
| I Sales and operating revenue | | | | | |
| Sales | | | | | |
| (1) Sales to external customers | 15,557,979 | 8,004,006 | 23,561,986 | — | 23,561,986 |
| (2) Dealings between segments | 83,831 | 323,794 | 407,626 | (407,626) | — |
| Total | 15,641,811 | 8,327,800 | 23,969,612 | (407,626) | 23,561,986 |
| Operating expenses | 13,401,374 | 7,840,953 | 21,242,328 | (485,209) | 20,757,118 |
| Operating profit | 2,240,436 | 486,846 | 2,727,283 | 77,583 | 2,804,867 |

(Notes) 1 Business classification follows the classification we adopt for internal management.

2 Primary products in each classification:

(1) Internet Use Support Business (Internet Infrastructure Business)......Access service, web hosting service, domain registration service, and IT support service, etc.

(2) Internet Advertising Support Business (Media Business)......e-mail advertisement distribution service, and desktop advertising service, etc.

[Segment information by location]

The ratio of sales in Japan to total sales exceeded 90% in all segments in the previous interim period (from January 1, 2004 to June 30, 2004), the interim period under review (from January 1, 2005 to June 30, 2005) and the previous accounting term (from January 1, 2004 to December 31, 2004). We therefore do not provide data on regional segments.

[Sales in overseas]

The ratio of overseas sales to total consolidated sales was less than 10% in the previous interim period (from January 1, 2004 to June 30, 2004), the interim period under review (from January 1, 2005 to June 30, 2005) and the previous accounting term (from January 1, 2004 to December 31, 2004). We therefore do not provide data on overseas sales.

(Per share information)

| Item | Interim consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | Consolidated accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|---|
| Net assets per share | 424 yen 50 sen | 222 yen 08 sen | 217 yen 93 sen |
| Interim (current) net profit per share | 62 yen 87 sen | 10 yen 88 sen | 44 yen 81 sen |
| Interim (current) net profit per share after adjustment of latent shares | 61 yen 80 sen<br><br>In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Media and Solutions, Inc., and GMO Hosting and Technologies, Inc. | 10 yen 80 sen<br><br>In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Research, Inc., JWord Inc., and GMO Hosting and Technologies, Inc.<br><br>The Company carried out a two-for-one share split on August 20, 2004.<br>Deeming this share split to have been carried out at the beginning of the previous consolidated accounting term, the per share information in the previous term is as follows:<br>Net assets per share<br>212 yen 25 sen<br>Net profit per share<br>31 yen 44 sen<br>Net profit per share after adjustment of latent shares<br>30 yen 90 sen | 44 yen 16 sen<br><br>In the calculation of net profit per share after the adjustment of latent shares, in accordance with the "Actual handling of net profit per share" (Report on actual handling No.9 issued by the Corporate Accounting Standards Committee), we do not include equity warrants issued by unlisted subsidiaries, namely GMO Media and Solutions, Inc., GMO Hosting and Technologies, Inc., and Card Commerce Service, Co., Ltd.<br>The Company carried out a two-for-one share split on August 20, 2004.<br>Deeming this share split to have been carried out at the beginning of the previous consolidated accounting term, the per share information in the previous term is as follows:<br>Net assets per share<br>200 yen 53 sen<br>Net profit per share<br>18 yen 80 sen<br>Net profit per share after adjustment of latent shares<br>18 yen 71 sen |

(Note) The grounds for the calculation of net profit per share and net profit per share after adjustment of latent shares are as follows:

| Item | Interim consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | Consolidated accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|---|
| Net profit per share | | | |
| Net profit | 1,748,973,000 yen | 666,603,000 yen | 2,563,068,000 yen |
| Amount not belonging to common shareholders | — | — | 39,412,000 yen |
| (Of which, bonuses to directors by appropriation of earnings) | (—) | (—) | (39,412,000 yen) |
| Net profit associated with common shares | 1,748,973,000 yen | 666,603,000 yen | 2,523,655,000 yen |
| Average number of shares issued during the term | 28,364,394 shares | 61,686,297 shares | 56,869,615 shares |
| Average number of treasury shares during term | △546,008 shares | △417,230 shares | △554,121 shares |

| Average number of shares during the term | 27,818,386 shares | 61,269,067 shares | 56,315,494 shares |
|---|---|---|---|
| Net profit per share after adjustment of latent shares | | | |
| Adjustment of net profit | — | — | — |
| Increase in common shares | 483,195 shares | 467,414 shares | 822,547 shares |
| (Of which, equity warrants) | (408,858 shares) | (450,263 shares) | (735,957 shares) |
| (Of which, stock options by the payback method) | (74,337 shares) | (17,151 shares) | (86,590 shares) |
| Summary of latent shares not included in the calculation of net profit per share after adjustment of latent shares as they do not have a dilution effect | — | — | — |

(Material subsequent events)

| Interim consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim consolidated accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Consolidated accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| 1. Stock split<br>New shares were issued through a stock split as shown below, following a resolution of a meeting of the Board of Directors held on April 5, 2004.<br>(1) The Company conducted a two-for-one stock split for its common shares on August 20, 2004.<br>(i) Number of an increase in shares due to stock split<br>Common share: 28,364,394 shares<br>(ii) Method for stock split:<br>The Company conducted a two-for-one stock split for shares held by shareholders shown on the final list of shareholders and the list of beneficiary shareholders as of June 30, 2004.<br>(2) Starting date for calculation of the amount of dividends:<br>July 1, 2004<br>Assuming that the stock split was conducted at the beginning of the previous term, the data per share for the previous interim period and the previous accounting term are as shown below. Assuming that the stock split was conducted at the beginning of the term under review, the data per share are as shown below. | 1. Conclusion of a share swap agreement with Solis Corporation:<br>The Board of Directors of the Company at a meeting held on September 21, 2005 approved the entry into a share swap agreement with Solis Corporation based on which Solis Corporation becomes a wholly owned subsidiary of the Company with the aim of the expanding the businesses of the Company and Solis Corporation.<br>(1) Summary of the share swap agreement<br>(i) Details of share swap<br>The Company exchanges stocks with Solis Corporation based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 21, 2005<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Solis Corporation, the Company will issue 429,320 common shares, and allot and deliver 0.524 share for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve:<br>The increase in the capital reserve of the Company due to share swap is equivalent to the net worth left in Solis Corporation.<br>(2) Profile of Solis Corporation<br>(i) Main business:<br>Domain registration business<br>(ii) Sales and net profit for the term ended December 2004 | Issue of equity warrants:<br>The Board of Directors of the Company at a meeting held on March 29, 2005 approved the issue of equity warrants.<br>The Company will issue equity warrants as stock option to the directors, consultants, statutory auditors, employees and advisors of the Company and the affiliated companies of the Company, and the directors and employees of the major customers of the GMO Group to provide incentive and bolster morale for the improvement of the results of the Company and the GMO Group. It is summarized below.<br>(1) Persons who will be allotted equity warrants:<br>Directors, consultants, statutory auditors, employees and advisors of the Company and the affiliated companies of the Company, and the directors and employees of the major customers of the GMO Group<br>(2) Number of equity warrants to be issued:<br>Subject to an upper limit of 3000 (number of shares as the object of one equity warrant: 100 shares)<br>(3) Issue price of equity warrants:<br>Free issue |

| Interim consolidated accounting period in the previous term | Interim consolidated accounting period in this term | Consolidated accounting period in the previous term |
|---|---|---|
| Net worth per share: 165.79 yen | Net worth per share: 212.25 yen | Net worth per share: 200.53 yen |
| Net profit per share: 7.12 yen | Net profit per share: 31.44 yen | Net profit per share 18.80 yen |
| The net profit per share after the adjustment of latent shares is not shown because there are no latent shares which have the effect of dilution. | Net profit per share after the adjustment of latent shares 30.90 yen | Net profit per share after adjustment of latent shares 18.71 yen |

Sales: 158,965,000 yen
Net loss: 144,000 yen

(iii) Assets, liability and shareholders' equity for the term ended December 2004:
Assets: 45,504,000 yen
Liabilities: 33,410,000 yen
Shareholders' equity: 12,094,000 yen

(4) Period for exercise of equity warrant:
From April 1, 2006 to March 28, 2015

| Interim consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim consolidated accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Consolidated accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| 2. Stock exchange with Power Formation Corporation and change of Sun Planning Corporation into a subsidiary:<br>On August 10, 2004, the Company entered into a share swap agreement with Power Formation Corporation with the aim business expansion, and Power Formation became a wholly-owned subsidiary of the Company on.<br>With the share swap, Sun Planning Corporation, a subsidiary of Power Formation (equity share: 67.0%), became a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with Power Formation Corporation based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>August 10, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Power Formation Corporation, the Company will issue 410,000 common shares, and allot and deliver 333.333 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve: 23,371,000 yen<br>(2) Profile of Power Formation Corporation<br>(i) Main business: Advertisement agency business<br>(ii) Sales and net profit for the term ended January 2004<br>Sales 16,308,000 yen<br>Net loss 7,701,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended June 2004<br>Assets 34,408,000 yen<br>Liabilities 2,037,000 yen<br>Shareholders ' equity 32,371,000 yen<br>(3) Profile of GMO San Planning INC.<br>(i) Main business: Classified ad agency business<br>(ii) Sales and net profit for the term ended March 2004<br>Sales 4,307,143,000 yen<br>Net profit 2,265,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended March 2004<br>Assets 2,354,186,000 yen<br>Liabilities 2,265,290,000 yen<br>Shareholders ' equity 88,895,000 yen | 2. Conclusion of a share transfer agreement:<br>The Board of Directors of the Company resolved at a meeting held on August 15, 2005 that the Company will acquire shares issued by Orient Credit Co., Ltd. to expand the scope of its business, and the Company entered into the share transfer agreement shown below.<br><br>(i) Other parties for the acquisition of the shares:<br>Unison Capital Patners,L.P<br>UC Ocean Investers,L.P.<br>UC Ocean Investers2,L.P.<br><br>(ii) Name of the Company the shares of which will be acquired:<br>Orient Credit Co., Ltd.<br><br>(iii) Date of share acquisition:<br>September 30, 2005<br><br>(iv) Number of shares to be acquired:<br>71,867 shares<br><br>(v) Acquisition price and equity share to be acquired:<br>Acquisition price: 25,041 million yen<br>Equity share after acquisition: 94.28%<br><br>(vi) Funds raising for payment or payment method:<br>Funds raising though bond issue<br><br>3. Bond issue<br>The Board of Directors resolved at a meeting held on August 15, 2005 that bonds will be issued through a private placement to raise funds which will be used for the acquisition of shares as shown below:<br>(i) Type of bond: First unsecured straight bond<br>(ii) Issue price: 100 yen per 100 yen face value<br>(iii) Total amount of issue: 28.0 billion yen<br>(iv) Interest rate: 1% p. a.<br>(v) Date of issue: August 31, 2005<br>(vi) Period for redemption: one year<br>(vii) Purpose of use of funds: Funds for acquisition of shares<br>(viii) Method for redemption:100 yen per 100 yen face value<br>The issuing company may redeem the bonds in advance by paying 100 yen for 100 yen face value and accrued interest with a notice which is sent at least one week before the date of the advanced redemption. | |

|  | The Company redeemed in advance the whole amount through the issue of the first, second and third unsecured convertible bonds with equity warrants. |  |
| --- | --- | --- |

| Interim consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim consolidated accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Consolidated accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| 3. Conclusion of a share swap agreement with Netclue Japan Co. Ltd. and change of Netclue Co., Ltd. into a subsidiary:<br>On July 21, 2004, the Company and Netclue Japan Co., Ltd. entered into a share swap agreement by which Netclue Japan Co., Ltd. becomes a wholly-owned subsidiary of the Company with the aim of business expansion. The Board of Directors of the Company approved at a meeting held on July 21, 2005 the share swap agreement. With the share swap, Netclue Co., Ltd., a wholly-owned subsidiary of Netclue Japan Co., Ltd., became a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with Netclue Japan Co., Ltd. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 6, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Netclue Japan Co., Ltd., the Company will issue 227,100 common shares, and allot and deliver 1.1355 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve: 10,000,000 yen<br>(2) Profile of Netclue Japan Co., Ltd.<br>(i) Main business:<br>Planning · and operation of online games<br>(ii) Sales and net profit<br>The term under review is the first term after establishment. Therefore, neither sales nor net profit was recorded.<br>(iii) Assets, liability and shareholders' equity for the term ended July 2004<br>Assets 10,000,000 yen<br>Liabilities - yen<br>Shareholders' equity<br>10,000,000 yen<br>(3) Profile of Netclue Co., Ltd.<br>(i) Main business:<br>Planning and management of online games<br>(ii) Sales and net profit for the term ended December 2002<br>Sales 96,686,000 yen<br>Net profit 28,577,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended December 2003<br>Assets 93,958,000 yen<br>Liabilities 46,561,000 yen<br>Shareholders' equity<br>47,397,000 yen | 4. Issue of the first unsecured convertible bond with equity warrant:<br>The Board of Directors of the Company resolved at a meeting held on August 22, 2005 that the Company will issue the first, second and third convertibles bonds with equity warrant through third party allocation of the bonds. Its details are as shown below.<br>(1) Name of bond<br>GMO Internet, Inc. first unsecured convertible bond with equity warrant (convertible bond with equity warrant and special agreement on limited period and similar order)<br>(2) Total amount of bond issue: 15.0 billion yen<br>(3) Issue price of bond:<br>100 yen per 100 yen face value<br>(4) Interest rate on bond<br>No interest shall be paid for these bonds.<br>(5) Deadline for redemption of bonds:<br>September 7, 2007<br>(6) Payment date and date of issue of bonds:<br>September 7, 2007<br>(7) Security for bonds<br>No security<br>(8) Use of funds<br>The funds will be used for the redemption of the whole amount of the first unsecured straight bonds, and the repayment of all short-term debts. The funds will be also used for new business and the expansion of business as required.<br>(9) Matters about equity warrant<br>(i) Type of shares as the object of equity warrant:<br>Common shares of GMO Internet, Inc.<br>(ii) Total number of equity warrants:<br>30<br>(iii) Issue price of equity warrant:<br>Free<br>(iv) Period for exercise of equity warrant:<br>From September 8, 2005 to September 6, 2007<br>(v) Number of shares as the object of equity warrants:<br>The number of shares as the object of equity warrants shall be the largest integral number which will be obtained by dividing the total of the issue price of these bonds on which the exercise of equity warrant may be claimed by the amount of payment at the time of the exercise of equity warrant (hereinafter referred to as "the Conversion Price (Note 2)). In this event, if any fractional number of shares less than one share is created, it shall be discarded. Adjustment using cash shall not be made.<br>(vi) Amount of payment at the time of the exercise of equity warrant:<br>3000 yen per share<br>(vii) Issue price of shares and the amount of capitalization in the event | |

| | | |
|---|---|---|
| | of the issue of shares through the exercise of equity warrant:<br>(i) Issue price of shares<br>3000 yen per share (Note)<br>(ii) Amount of capitalization included in issue price<br>1500 yen per share<br>(If the amount of payment was adjusted, the amount of capitalization shall be half the amount of payment after adjustment. If any fractional number less of than one yen is created as a result of calculation, the amount shall be obtained by rounding it up to one yen.) | |

| Interim consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | Consolidated accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|
| 4. Conclusion of a share swap agreement with i's Factory, Ltd. and change of Tea Cup Communication, Ltd. into a subsidiary:<br>On August 16, 2004, the Company and i's Factory, Ltd. entered into a share swap agreement by which i's Factory, Ltd. becomes a wholly-owned subsidiary of the Company with the aim of business expansion. The Board of Directors of the Company approved at a meeting held on August 16, 2004 the share swap agreement. With the share swap, Tea Cup Communication, Ltd., a subsidiary of i's Factory, Ltd. (equity share: 51.0%), will become a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with i's Factory, Ltd. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>Scheduled for October 2, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with i's Factory, Ltd., the Company will issue 398,900 common shares, and allot and deliver 1,994.5 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of increase in capital reserve<br>The amount of the increase in the capital reserve of the Company as a result of share swap is equivalent to the amount of net worth which is left in i's Factory, Ltd.<br>(2) Profile of i's Factory, Ltd.<br>(i) Main business:<br>Planning and developiong the website<br>(ii) Sales and net profit for the term ended July 2004<br>Sales 1,350,000 yen<br>Net profit 41,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended July 2004<br>Assets 11,478,000 yen<br>Liabilities 659,000 yen<br>Shareholders' equity 10,819,000 yen<br>(3) Profile of Tea Cup Communication, Ltd.<br>(i) Main business:<br>Internet community service (bulletin board business, etc.)<br>(ii) Sales and net profit for the term ended April 2004<br>Sales 92,225,000 yen<br>Net profit 21,114,000 yen<br>* The term ended April 2004 was four months because of a change in the accounting period.<br>(iii) Assets, liability and shareholders' | (Note) Revision of the Conversion Price<br>(i) On and after April 1, 2006 and from the business day following the third Friday of every month (hereinafter referred to as "the Determination Date"), the Conversion Price shall be revised to an amount equivalent to 92% of the average of closing prices of ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive days up to the Determination Date (inclusive) (however, days without a closing price shall be excluded. If the Determination Date is not a business day, the five consecutive days shall be the five business days up to the business day immediately preceding the Determination Date (hereinafter referred to as "the Period for Calculation of Market Price")). (The Conversion Price shall be calculated to the first decimal point, and the first decimal point shall be rounded up. Hereinafter referred to as "the Price on the Determination Date.") However, the Determination Date shall be two days: April 7 and April 21 for April 2006, and the revision shall be made twice in April 2006.<br>(ii) Irrespective of Item (i), where the Company acknowledges necessary before March 17, 2006 (inclusive) after the issue of these bonds with equity warrant and provided a prior notice to the holders of these bonds with equity warrant (hereinafter referred to as "the Prior Notice"), the Conversion Price shall be thereafter revised using a method similar to the method set out in Item (i) before the end of March 2006. In this event, the Friday of the week two weeks after the week that includes the date of the Prior Notice shall become the Determination Date (if the Friday falls on a bank holiday, it shall be the preceding bank business day), and the Conversion Price shall be revised. Irrespective of the Prior Notice, the Conversion Price shall be revised as set out in Item (i) on and after April 1, 2006.<br>(iii) When any of the reasons for adjustment of the Conversion Price set out in the following Item apply during the Period for Calculation of Market Price, the Conversion Price after revision shall be adjusted to a price which the Company considers proper in accordance with the prospectus of these bonds with equity warrants. However, when, as a result of the above calculation, the Price on the Determination Date is lower than 1278 yen (however, on and after April 10, 2006, this shall be an amount (the amount shall be calculated down to the first decimal place which shall be rounded up) (hereinafter referred to as "the Lowest Conversion Price") equivalent to 60% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on the immediately preceding business day), the Conversion Price after revision shall be the Lowest Conversion Price. If the Price on the Determination Date is higher than 4260 yen (however, on and after April 10, 2006, this shall be an amount | |

| | | |
|---|---|---|
| equity for the term ended April 2004<br>Assets 118,830,000 yen<br>Liabilities 62,254,000 yen<br>Shareholders' equity 56,576,000 yen | (hereinafter referred to as "the Upper Conversion Price," but subject to the adjustment as set out in the following Item) equivalent to 200% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on immediately preceding business day), the Conversion Price after revision shall be the Upper Conversion Price. | |

| Interim consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim consolidated accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Consolidated accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| 5. Conclusion of a share swap agreement with CCS Holding, Inc. and change of Card Commerce Service Co., Ltd. into a subsidiary:<br>On July 28, 2004, the Company and CCS Holding, Inc. entered into a share swap agreement by which CCS Holding, Inc. will become a wholly-owned subsidiary of the Company with the aim of business expansion. The Board of Directors of the Company approved the share swap agreement at a meeting held on July 28, 2004. With the share swap, Card Commerce Service Co., Ltd., a subsidiary of CCS Holding, Inc. (equity share: 65.7%), became a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with CCS Holding, Inc. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 14, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with CCS Holding, Inc., the Company will issue 1,881,400 common shares, and allot and deliver 1,881.4 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve:<br>567,800,000 yen<br>(2) Profile of CCS Holding, Inc.<br>(i) Main business:<br>A management company which holds the shares of Card Commerce Service Co., Ltd.<br>(ii) Sales and net profit<br>The term under review is the first term after establishment. Therefore, sales and net profit are not recorded.<br>(iii) Assets, liability and shareholders' equity<br>(Established on July 26, 2004)<br>Assets 567,800,000 yen<br>Liabilities 0 yen<br>Shareholders' equity 567,800,000 yen<br>(3) Profile of Card Commerce Service Co., Ltd.<br>(i) Main business:<br>Operation and provision of online credit network for credit card<br>(ii) Sales and net profit for the term ended September 2003<br>Sales 631,523,000 yen<br>Net profit 174,844,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended September 2003<br>Assets 893,778,000 yen | 5. Issue of the second unsecured convertible bond with equity warrant:<br>The Board of Directors of the Company resolved at a meeting held on August 22, 2005 that the Company will issue the first, second and third convertibles bonds with equity warrant through third party allocation of the bonds. Its details are as shown below.<br>(1) Name of bond<br>GMO Internet, Inc. second unsecured convertible bond with equity warrant (convertible bond with equity warrant and special agreement on limited period and similar order)<br>(2) Total amount of bond issue: 10.0 billion yen<br>(3) Issue price of bond:<br>100 yen per 100 yen face value<br>(4) Interest rate on bond<br>No interest shall be paid for these bonds.<br>(5) Deadline for redemption of bonds:<br>September 7, 2007<br>(6) Payment date and date of issue of bonds:<br>September 7, 2007<br>(7) Security for bonds<br>No security<br>(8) Use of funds<br>The funds will be used for the redemption of the whole amount of the first unsecured straight bonds, and the repayment of all short-term debts. The funds will be also used for new business and the expansion of business as required.<br>(9) Matters about equity warrant<br>(i) Type of shares as the object of equity warrant:<br>Common shares of GMO Internet, Inc.<br>(ii) Total number of equity warrants:<br>20<br>(iii) Issue price of equity warrant:<br>Free<br>(iv) Period for exercise of equity warrant:<br>From September 8, 2005 to September 6, 2007<br>(v) Number of shares as the object of equity warrants:<br>The number of shares as the object of equity warrants shall be the largest integral number which will be obtained by dividing the total of the issue price of these bonds on which the exercise of equity warrant may be claimed by the amount of payment at the time of the exercise of equity warrant (hereinafter referred to as "the Conversion Price (Note 2)). In this event, if any fractional number of shares less than one share is created, it shall be discarded. Adjustment using cash shall not be made.<br>(vi) Amount of payment at the time of the exercise of equity warrant:<br>3000 yen per share<br>(vii) Issue price of shares and the amount of capitalization in the event | |

| | | |
|---|---|---|
| Liabilities 397,297,000 yen<br>Shareholders ' equity 496,480,000 yen | of the issue of shares through the exercise of equity warrant:<br>(i) Issue price of shares<br>3000 yen per share (Note)<br>(ii) Amount of capitalization included in issue price<br>1500 yen per share<br>(If the amount of payment was adjusted, the amount of capitalization shall be half the amount of payment after adjustment. If any fractional number less of than one yen is created as a result of calculation, the amount shall be obtained by rounding it up to one yen.) | |

| Interim consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | Consolidated accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|
| 6. Conclusion of a spin off and acquisition agreement with Zero Inc.:<br>The Board of Directors of the Company approved at a meeting held on September 7, 2004 of a policy of taking over through spin off and acquisition the Internet service business conducted by Zero Inc. to strengthen its access business. A spin off agreement was entered by and between the parties on September 7, 2004. *It is summarized below.*<br>(i) Details of spin off and acquisition<br>This is a spin off and acquisition by the Company and Zero Inc. based on the provision of Paragraph 16 of Article 374 of the Commercial Code.<br>(ii) Schedule for spin off and acquisition:<br>September 7, 2004: Conclusion of a spin off agreement<br>November 1, 2004: Date scheduled for spin off<br>(iii) Shares issued and allocated at the time of the spin off and acquisition: 890,100 shares<br>(iv) Capital reserve, etc. to be increased:<br>The increase in the capital reserve, etc. of the Company associated with the spin off and acquisition is equivalent to the net worth of the Internet service business which the Company will take over from Zero Inc.<br>(v) Assets and liabilities which the Company will take over:<br>The Company will take over on the date of the spin off all assets, liabilities and other rights and obligations based on the balance sheet and other calculations as of March 31, 2004, and assets, liabilities and other rights and obligations added or incurred up to the day preceding the day of the spin off.<br>(As of March 31, 2004)<br>Assets: 191,481,000 yen<br>Liabilities: 94,342,000 yen<br><br>7. Conclusion of a share swap agreement with Forval Co., Ltd.:<br>The Company and Forval Co., Ltd. entered into a share swap agreement by which Forval Co., Ltd. becomes a wholly-owned subsidiary of the Company with the aim of expanding the business on September 13, 2004. The Board of Directors of the Company approved the | (Note) Revision of the Conversion Price<br>(i) On and after April 1, 2006 and from the business day following the third Friday of every month (hereinafter referred to as "the Determination Date"), the Conversion Price shall be revised to an amount equivalent to 92% of the average of closing prices of ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive days up to the Determination Date (inclusive) (however, days without a closing price shall be excluded. If the Determination Date is not a business day, the five consecutive days shall be the five business days up to the business day immediately preceding the Determination Date (hereinafter referred to as "the Period for Calculation of Market Price")). (The Conversion Price shall be calculated to the first decimal point, and the first decimal point shall be rounded up. Hereinafter referred to as "the Price on the Determination Date.") However, the Determination Date shall be two days: April 7 and April 21 for April 2006, and the revision shall be made twice in April 2006.<br>(ii) Irrespective of Item (i), where the Company acknowledges necessary before March 17, 2006 (inclusive) after the issue of these bonds with equity warrant and provided a prior notice to the holders of these bonds with equity warrant (hereinafter referred to as "the Prior Notice"), the Conversion Price shall be thereafter revised using a method similar to the method set out in Item (i) before the end of March 2006. In this event, the Friday of the week two weeks after the week that includes the date of the Prior Notice shall become the Determination Date (if the Friday falls on a bank holiday, it shall be the preceding bank business day), and the Conversion Price shall be revised. Irrespective of the Prior Notice, the Conversion Price shall be revised as set out in Item (i) on and after April 1, 2006.<br>(iii) When any of the reasons for adjustment of the Conversion Price set out in the following Item apply during the Period for Calculation of Market Price, the Conversion Price after revision shall be adjusted to a price which the Company considers proper in accordance with the prospectus of these bonds with equity warrants. However, when, as a result of the above calculation, the Price on the Determination Date is lower than 1278 yen (however, on and after April 10, 2006, this shall be an amount (the amount shall be calculated down to the first decimal place which shall be rounded up) (hereinafter referred to as "the Lowest Conversion Price") equivalent to 60% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on the immediately preceding business day), the Conversion Price after revision shall be the Lowest Conversion Price. If the Price on the Determination Date is higher than 4260 yen (however, on and after April 10, 2006, this | |

| | | |
|---|---|---|
| above share swap agreement at a meeting held on September 13, 2004.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with Forval Co., Ltd. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 13, 2004:<br>Conclusion of a share swap agreement | shall be an amount (hereinafter referred to as "the Upper Conversion Price," but subject to the adjustment as set out in the following Item) equivalent to 200% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on immediately preceding business day), the Conversion Price after revision shall be the Upper Conversion Price. | |

| Interim consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim consolidated accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Consolidated accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| November 2, 2004: Date scheduled for share swap<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Solis Corporation, the Company will issue 65,700 common shares, and allot and deliver 328.5 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve:<br>The increase in the capital, etc. of the Company due to share swap is equivalent to the net worth left in Forval.<br>(v) Organizational change:<br>Forval LLC was changed to Forval Co., Ltd. on August 18, 2004.<br>(2) Profile of Forval Co., Ltd.<br>(i) Main business:<br>Internet service and operation business such as a diary site<br>(ii) Sales and net profit for the term ended March 2004<br>Sales 22,141,000 yen (*)<br>Net profit 860,000 yen (*)<br>(*) Forval Co., Ltd. has no results. Therefore, the figures of Forval LLC are shown.<br>(iii) Assets, liability and shareholders' equity for the term ended August 2004<br>Assets 18,846,000 yen<br>Liabilities 8,753,000 yen<br>Shareholders ' equity 10,093,000 yen<br><br>8. Conclusion of a basic agreement with 3721 Soft Inc. on the acquisition of shares and change of Access Port Inc. into a subsidiary of the Company:<br>On August 24, 2004, the Company decided to acquire the shares of 3721 Soft Inc. and a policy to strengthen cooperation with Access Port Inc., and entered into a basic agreement. In addition, with the acquisition of the shares of 3721 Soft Inc., Access Port Inc., a subsidiary of 3721 Soft Inc. (equity share: 59.0%), became a subsidiary of the Company. The acquisition is summarized below.<br>(1) Acquisition of shares<br>(i) Reasons and method for acquisition of shares:<br>The Company plans to acquire | 6. Issue of the third unsecured convertible bond with equity warrant:<br>The Board of Directors of the Company resolved at a meeting held on August 22, 2005 that the Company will issue the first, second and third convertibles bonds with equity warrant through third party allocation of the bonds. Its details are as shown below.<br>(1) Name of bond<br>GMO Internet, Inc. third unsecured convertible bond with equity warrant (convertible bond with equity warrant and special agreement on limited period and similar order)<br>(2) Total amount of bond issue: 6.0 billion yen<br>(3) Issue price of bond:<br>100 yen per 100 yen face value<br>(4) Interest rate on bond<br>No interest shall be paid for these bonds.<br>(5) Deadline for redemption of bonds:<br>September 7, 2007<br>(6) Payment date and date of issue of bonds:<br>September 7, 2007<br>(7) Security for bonds<br>No security<br>(8) Use of funds<br>The funds will be used for the redemption of the whole amount of the first unsecured straight bonds, and the repayment of all short-term debts. The funds will be also used for new business and the expansion of business as required.<br>(9) Matters about equity warrant<br>(i) Type of shares as the object of equity warrant:<br>Common shares of GMO Internet, Inc.<br>(ii) Total number of equity warrants:<br>12<br>(iii) Issue price of equity warrant:<br>Free<br>(iv) Period for exercise of equity warrant:<br>From September 8, 2005 to September 6, 2007<br>(v) Number of shares as the object of equity warrants:<br>The number of shares as the object of equity warrants shall be the largest integral number which will be obtained by dividing the total of the issue price of these bonds on which the exercise of equity warrant may be claimed by the amount of payment at the time of the exercise of equity warrant (hereinafter referred to as "the Conversion Price (Note 2)). In this event, if any fractional number of shares less than one share is created, it shall be discarded. Adjustment using cash shall not be made.<br>(vi) Amount of payment at the time of the exercise of equity warrant:<br>3000 yen per share<br>(vii) Issue price of shares and the amount of capitalization in the event | |

| | | |
|---|---|---|
| shares from Weng Yongbiao and Shen Haiyin who are shareholders of 3721 Soft Inc. in a bid to expand the business.<br>(ii) Schedule for acquisition of shares:<br>Scheduled for October 2, 2004 | of the issue of shares through the exercise of equity warrant:<br>(i) Issue price of shares<br>3000 yen per share (Note)<br>(ii) Amount of capitalization included in issue price<br>1500 yen per share<br>(If the amount of payment was adjusted, the amount of capitalization shall be half the amount of payment after adjustment. If any fractional number less of than one yen is created as a result of calculation, the amount shall be obtained by rounding it up to one yen.) | |

| Interim consolidated accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim consolidated accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Consolidated accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| (iii) Acquisition price<br>The parties are conferring on the specific conditions for the transfer of shares.<br>(iv) Number of shares to be acquired and equity share after acquisition<br>a) Number of shares to be acquired: 3,262 shares<br>b) Equity share after acquisition<br>3721 Soft Inc.: 40.0%<br>Access Port Inc.: 73.9%<br>(2) Profile of 3721 Soft Inc<br>(i) Main business:<br>Securities investment business<br>(ii) Size of business:<br>Capital stock: 40,780,000 yen<br>(3) Profile of Access Port Inc.<br>(i) Main business:<br>Jword (Japanese key word) business, technology license business<br>(ii) Sales and net profit for the term ended March 2004<br>Sales 305,117,000 yen<br>Net profit 42,897,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended March 2004<br>Assets 398,517,000 yen<br>Liabilities 253,190,000 yen<br>Shareholders' equity 145,327,000 yen<br><br>9. Conclusion of an acquisition agreement between Magclick Inc., a subsidiary of the Company, and AD2 Co., Ltd.:<br>On September 21, 2004, the policy of Magclick Inc., a subsidiary of the Company, to take over through the Internet advertisement agency business being spun off by AD2 Co., Ltd. was approved as a means of strengthening its Internet advertising agency business. On the same day, a spin off agreement was entered into. It is summarized below.<br>(1) Details of spin off<br>Magclick Inc. and AD2 Co., Ltd. agreed on simple spin off and acquisition based on the provision of Paragraph 1 of Article 374-23.<br>(2) Schedule for spin off<br>September 21, 2004: Conclusion of a spin off agreement<br>November 9, 2004: scheduled date for spin off<br>(3) Share allocation at the time of spin off<br>Magclick Inc. plans to allocate and | (Note) Revision of the Conversion Price<br>(i) On and after April 1, 2006 and from the business day following the third Friday of every month (hereinafter referred to as "the Determination Date"), the Conversion Price shall be revised to an amount equivalent to 92% of the average of closing prices of ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive days up to the Determination Date (inclusive) (however, days without a closing price shall be excluded. If the Determination Date is not a business day, the five consecutive days shall be the five business days up to the business day immediately preceding the Determination Date (hereinafter referred to as "the Period for Calculation of Market Price")). (The Conversion Price shall be calculated to the first decimal point, and the first decimal point shall be rounded up. Hereinafter referred to as "the Price on the Determination Date.") However, the Determination Date shall be two days: April 7 and April 21 for April 2006, and the revision shall be made twice in April 2006.<br>(ii) Irrespective of Item (i), where the Company acknowledges necessary before March 17, 2006 (inclusive) after the issue of these bonds with equity warrant and provided a prior notice to the holders of these bonds with equity warrant (hereinafter referred to as "the Prior Notice"), the Conversion Price shall be thereafter revised using a method similar to the method set out in Item (i) before the end of March 2006. In this event, the Friday of the week two weeks after the week that includes the date of the Prior Notice shall become the Determination Date (if the Friday falls on a bank holiday, it shall be the preceding bank business day), and the Conversion Price shall be revised. Irrespective of the Prior Notice, the Conversion Price shall be revised as set out in Item (i) on and after April 1, 2006.<br>(iii) When any of the reasons for adjustment of the Conversion Price set out in the following Item apply during the Period for Calculation of Market Price, the Conversion Price after revision shall be adjusted to a price which the Company considers proper in accordance with the prospectus of these bonds with equity warrants. However, when, as a result of the above calculation, the Price on the Determination Date is lower than 1278 yen (however, on and after April 10, 2006, this shall be an amount (the amount shall be calculated down to the first decimal place which shall be rounded up) (hereinafter referred to as "the Lowest Conversion Price") equivalent to 60% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on the immediately preceding business day), the Conversion Price after revision shall be the Lowest Conversion Price. If the Price on the Determination Date is higher than 4260 yen (however, on and after April 10, 2006, this shall be an amount | |

| deliver 1050 shares of Magclick to AD2 Co., Ltd. at the time of the spin off by AD2 Co., Ltd. | (hereinafter referred to as "the Upper Conversion Price," but subject to the adjustment as set out in the following Item) equivalent to 200% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on immediately preceding business day), the Conversion Price after revision shall be the Upper Conversion Price. | |
|---|---|---|

| Interim consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | Consolidated accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|
| (4) Profile of AD2 Co., Ltd.<br>(i) Main business:<br>Planning of the advertisement on the internet as well as the agent business<br>(ii) Size of business:<br>Capital stock: 100 million yen<br>(5) Amount of an increase in capital reserve:<br>The amount of increase in the capital reserve of Magclick Inc. as a result of the spin off and acquisition is equivalent to the net worth of the Internet advertisement agency business taken over from AD2 Co., Ltd.<br>(6) Conditions of assets and liabilities to be taken over:<br>Magclick Inc. will take over assets and liabilities as of the date of the spin off all assets, liabilities and other rights and obligations based on the balance sheet and other calculations as of August 31, 2004, and assets, liabilities and other rights and obligations which increased or decreased before a date preceding the date of the spin off.<br>(As of August 31, 2004)<br>Assets 53,331,000 yen<br>Liabilities 38,609,000 yen | | |

(2) [Others]

There is no applicable item.

2 [Interim Financial Statements, etc.]

(1) [Interim Financial Statements]

1) [Interim Balance Sheet]

| | | As of June 30, 2004 End of the interim accounting period of the previous fiscal year | | As of June 30, 2005 End of the interim accounting period of this fiscal year | | As of December 31, 2004 Balance sheet summary in the previous fiscal year | |
|---|---|---|---|---|---|---|---|
| Item | Note Number | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) | Amount (thousand yen) | Composition (%) |
| (Assets) | | | | | | | |
| I. Current Assets | | | | | | | |
| 1 Cash and deposits | | 6, 621, 894 | | 3, 323, 576 | | 5, 359, 141 | |
| 2.Trade account receivable | | 1, 072, 291 | | 1, 112, 199 | | 1, 337, 458 | |
| 3 Inventory assets | | 3, 542 | | 3, 352 | | 2, 887 | |
| 4.Shortterm loans receivable | | 128, 200 | | 854, 909 | | 767, 479 | |
| 5 Deferred tax asset | | 367, 660 | | 164, 050 | | 251, 040 | |
| 6. Other assets | | 160, 718 | | 268, 523 | | 304, 666 | |
| Allowance for doubtful debts | | △336, 100 | | △235, 617 | | △279, 059 | |
| Total Current Assets | | 8, 018, 208 | 61. 6 | 5, 490, 992 | 34. 3 | 7, 743, 615 | 43. 4 |
| II. Fixed assets | | | | | | | |
| 1.Tangible fixed assets | | | | | | | |
| (1) Building | * 1 | 38, 200 | | 52, 984 | | 44, 125 | |
| (3) Tools and equipment | * 1 | 32, 695 | | 95, 172 | | 68, 932 | |
| (3) Other tangible fixed assets | * 1 | 2, 815 | | 1, 570 | | 2, 111 | |
| Total Tangible Fixed Assets | | 73, 711 | 0. 6 | 149, 727 | 0. 9 | 115, 169 | 0. 6 |
| 2. Intangible fixed assets | | | | | | | |
| (1) Goodwill | | 515, 599 | | 388, 414 | | 443, 902 | |
| (2) Software | | 66, 789 | | 114, 324 | | 88, 700 | |
| (3) Software suspense account | | — | | 175, 056 | | 75, 141 | |
| (4) Telephone subscription right | | 36, 357 | | 38, 805 | | 38, 805 | |
| (5) Other intangible fixed assets | | 95, 861 | | 89, 568 | | 90, 359 | |
| Total of intangible fixed assets | | 714, 607 | 5. 5 | 806, 170 | 5. 0 | 736, 910 | 4. 1 |
| 3.Investments and other assets | | | | | | | |
| (1) Investments in securities | | 139, 904 | | 3, 817, 925 | | 2, 591, 603 | |
| (2) Affiliated company's stocks | * 2 | 2, 936, 921 | | 3, 913, 558 | | 4, 645, 789 | |
| (3) Long-term loans receivable | | — | | 1, 001, 050 | | 1, 025, 360 | |
| (4) Deposit | | 463, 373 | | 320, 629 | | 469, 132 | |
| (5) Deferred tax asset | | 541, 470 | | 581, 790 | | 412, 761 | |
| (6) Others | | 313, 511 | | 105, 924 | | 130, 353 | |
| Allowance for bad debt | | △181, 900 | | △6, 840 | | △8, 940 | |
| Allowance for investment losses | | — | | △163, 062 | | — | |
| Total investment and other assets | | 4, 213, 281 | 32. 3 | 9, 570, 976 | 59. 8 | 9, 266, 060 | 51. 9 |
| Total of fixed assets | | 5, 001, 600 | 38. 4 | 10, 526, 874 | 65. 7 | 10, 118, 139 | 56. 6 |
| Total of assets | | 13, 019, 808 | 100. 0 | 16, 017, 866 | 100. 0 | 17, 861, 754 | 100. 0 |

| Item | Note Number | As of June 30, 2004 End of the interim accounting period of the previous fiscal year | | | As of June 30, 2005 End of the interim accounting period of this fiscal year | | | As of December 31, 2004 Balance sheet summary in the previous fiscal year | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Amount (thousand yen) | | Composi-tion (%) | Amount (thousand yen) | | Composi-tion (%) | Amount (thousand yen) | | Composi-tion (%) |
| (Liabilities) | | | | | | | | | | |
| I. Current liabilities | | | | | | | | | | |
| 1. Short-term debt | *2 | | — | | | 2,178,000 | | | 2,178,000 | |
| 2. Accrued amount payable | | | 685,683 | | | 1,324,195 | | | 1,003,554 | |
| 3. Accrued expenses | | | 180 | | | 163 | | | 222 | |
| 4. Accrued corporation tax, etc | | | 1,642,000 | | | 401,001 | | | 1,361,000 | |
| 5. Advance money | | | 61,966 | | | 154,911 | | | 149,082 | |
| 6. Allowance for bonuses | | | 31,200 | | | 36,374 | | | 10,538 | |
| 7. Other liabilities | *4 | | 35,607 | | | 115,483 | | | 840,144 | |
| Total of current liabilities | | | 2,456,638 | 18.8 | | 4,210,129 | 26.3 | | 5,542,541 | 31.0 |
| II. Fixed liabilities | | | | | | | | | | |
| 1. Deposit received for guarantee | | | 87,396 | | | 94,535 | | | 230,615 | |
| Total of fixed liabilities | | | 87,396 | 0.7 | | 94,535 | 0.6 | | 230,615 | 1.3 |
| Total of liabilities | | | 2,544,034 | 19.5 | | 4,304,664 | 26.9 | | 5,773,156 | 32.3 |
| (Shareholder's Equity) | | | | | | | | | | |
| I. Capital stock | | | 3,311,130 | 25.4 | | 3,311,130 | 20.7 | | 3,311,130 | 18.5 |
| II. Capital reserve | | | | | | | | | | |
| 1. Capital reserve | | | 4,432,990 | | | 5,207,835 | | | 5,207,835 | |
| 2. Other capital surplus | | | 50,818 | | | 101,893 | | | 76,312 | |
| Total capital surplus | | | 4,483,809 | 34.5 | | 5,309,729 | 33.1 | | 5,284,148 | 29.6 |
| III. Earned surplus | | | | | | | | | | |
| 1. Earned reserve | | | 13,600 | | | 13,600 | | | 13,600 | |
| 2. Voluntary reserve | | | 700,000 | | | 700,000 | | | 700,000 | |
| 3. Unappropriated retained earnings | | | 2,179,949 | | | 2,418,739 | | | 2,735,219 | |
| Total earned surplus | | | 2,893,549 | 22.2 | | 3,132,339 | 19.6 | | 3,448,819 | 19.3 |
| IV. Other gaps in appraisal of securities | | | — | — | | 22,544 | 0.1 | | 182,377 | 1.0 |
| V. Own stocks | | | △212,714 | △1.6 | | △62,540 | △0.4 | | △137,877 | △0.7 |
| Total of shareholders' equity | | | 10,475,774 | 80.5 | | 11,713,202 | 73.1 | | 12,088,597 | 67.7 |
| Total of liabilities shareholders' equity | | | 13,019,808 | 100.0 | | 16,017,866 | 100.0 | | 17,861,754 | 100.0 |

2. [Interim Consolidated Profit and Loss Statement]

| | | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | | | Consolidated accounting period in this term From January 1, 2005 to June 30, 2005 | | | Consolidated accounting period in the previous term From January 1, 2004 to June 30, 2004 | | |
|---|---|---|---|---|---|---|---|---|---|---|
| Item | NOTE number | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) | Amount (thousand yen) | | Composition (%) |
| I Operating revenue | | | 3,799,012 | 100.0 | | 5,136,113 | 100.0 | | 8,207,273 | 100.0 |
| II Business expenses | ※1 | | 2,147,773 | 56.5 | | 3,425,974 | 66.7 | | 4,735,060 | 57.7 |
| III Sales and general administrative expenses | ※1 | | 1,260,159 | 33.2 | | 1,202,585 | 23.4 | | 2,460,717 | 30.0 |
| Operating profit | | | 391,078 | 10.3 | | 507,552 | 9.9 | | 1,011,495 | 12.3 |
| IV Non-operating revenue | ※2 | | 230,029 | 6.0 | | 445,349 | 8.7 | | 325,144 | 4.0 |
| V Other operating expenses | ※3 | | 4,642 | 0.1 | | 13,095 | 0.3 | | 20,714 | 0.3 |
| Ordinary profit | | | 616,466 | 16.2 | | 939,807 | 18.3 | | 1,315,925 | 16.0 |
| VI Extraordinary profit | ※4 | | 3,177,944 | 83.7 | | 717,720 | 14.0 | | 3,177,944 | 38.7 |
| VII Extraordinary loss | ※5 | | 858,004 | 22.6 | | 270,010 | 5.3 | | 708,964 | 8.6 |
| Net profit before the tax of interim | | | 2,936,406 | 77.3 | | 1,387,517 | 27.0 | | 3,784,905 | 46.1 |
| Corporate tax, residential tax and business tax | | 1,673,311 | | | 446,539 | | | 1,734,492 | | |
| Amount of adjustment, such as corporate tax | | △268,534 | 1,404,776 | 37.0 | 27,615 | 474,154 | 9.2 | △148,327 | 1,586,164 | 19.3 |
| Interim (current) period net profit | | | 1,531,629 | 40.3 | | 913,362 | 17.8 | | 2,198,740 | 26.8 |
| Profit brought from the previous term | | | 648,319 | | | 2,535,494 | | | 648,319 | |
| Amount for Interim Dividend | | | — | | | 184,095 | | | 111,840 | |
| 合併による抱合株式消却損 | | | — | | | 846,021 | | | — | |
| Undivided profit for interim (current) period | | | 2,179,949 | | | 2,418,739 | | | 2,735,219 | |

Important matters for the interim consolidated balance sheet

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|---|
| 1. Criteria and method for the valuation of assets | (1) Securities<br>(i) Stocks of subsidiaries and affiliated companies:<br>Recorded at cost using the moving average method<br>(ii) Other securities<br>—<br>Securities without marketvalue:<br>Recorded at cost using the moving average method<br>(2) Derivatives<br>Market value method<br>(3) Inventory<br>—<br>Stored goods:<br>Recorded at cost using the weighted average costing method | (1) Securities<br>(i) Stocks of subsidiaries and affiliated companies:<br>Same as at left<br>(ii) Other securities<br>Securities with a market price<br>We use the market value method according to the market value, etc. on the interim accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method).<br>Securities without marketvalue:<br>Same as at left<br>—<br>(3) Inventory<br>—<br>Stored goods<br>Same as at left | (1) Securities<br>(i) Stocks of subsidiaries and affiliated companies:<br>Same as at left<br>(ii) Other securities<br>Securities with a market price<br>We use the market value method according to the market value, etc. on the accounting date (variances in the evaluation are processed using the method to directly include all capital, and the cost of securities sold is calculated using the moving average method).<br>Securities without marketvalue:<br>Same as at left<br>—<br>(3) Inventory<br>Products<br>Products are evaluated using the cost method based on the moving average method.<br>Stored goods<br>Same as at left |
| 2. Method for depreciation of fixed assets | (1) Tangible fixed assets<br>The declining balance method is adopted. Major depreciable lifespans are as shown below.<br>Buildings: 8 to 22 years<br>Tools – appliance and fixtures: 2 to 20 years<br>(2) Intangible fixed assets<br>The straight-line method is adopted. The straight-line method based on the internal usable period (five years) is applied to software (used within the Company). | (1) Tangible fixed assets<br>The declining balance method is adopted. Major depreciable lifespans are as shown below.<br>Buildings: 8 to 50 years<br>Tools – appliance and fixtures: 2 to 20 years<br>(2) Intangible fixed assets<br>Same as at left | (1) Tangible fixed assets<br>The declining balance method is adopted. Major depreciable lifespans are as shown below.<br>Buildings: 8 to 22 years<br>Tools – appliance and fixtures: 2 to 20 years<br>(2) Intangible fixed assets<br>Same as at left |
| 3. Accounting treatment for deferred assets | — | — | Expenses associated with issuing new shares:<br>The total amount is treated as an expense at the time of expenditure. |

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous accounting term (From January 1, 2005 to December 31, 2005) |
|---|---|---|---|
| 4. Criteria for recording reserves | (1) Bad debt reserve<br>To make up for losses to be incurred by the default of trade account receivables and suchlike, the amount expected to be unable to be recovered is recorded based on an actual bad debt ratio for general receivables and loans, with individual consideration given to the possibility of collecting specified receivables and loans, such as receivables and loans that are likely to become bad debts.<br>(2) Bonus reserves<br>To prepare for the payment of employee bonuses, the expected amount of payment to be borne for the relevant interim period is recorded.<br>— | (1) Bad debt reserve<br>Same as at left<br>(2) Bonus reserves<br>Same as at left<br>(3) Investment loss reserve<br>To make up for losses to be incurred by the investments of an affiliated company, the required amount is recorded after considering the financial condition and other factors of the affiliated company. | (1) Bad debt reserve<br>Same as at left<br>(2) Bonus reserves<br>To prepare for the payment of employee bonuses, the expected amount of payment to be borne for the relevant interim period is recorded.<br>— |
| 5. Criteria for conversion of foreign currency denominated assets and liabilities into Japanese yen | Monetary claims and debts denominated in foreign currency were converted into yen using the spot exchange rate on the interim closing date, with exchange gains and losses treated as profit and loss. | — | — |
| 6. Accounting tretment method for lease transactions | Finance lease transactions other than lease transactions based on which the ownership of leased properties was transferred to the lessee are based on accounting treatment that conforms to the method applied to ordinary lease transactions. | Same as at left | Same as at left |
| 7. Hedge accounting method | (1) Important method of hedge accounting<br>Method of hedge accounting<br>Deferred hedge accounting treatment is adopted. If the requirements for the allocation treatment of the hedge against foreign exchange fluctuation risks are satisfied, the allocation treatment is applied.<br>(2) Measures of hedge and subjects of hedge | (1) Important method of hedge accounting<br>When the requirements of allocation treatment are met, we carry out the allocation treatment for foreign-exchange contracts and currency swap.<br>(2) Measures of hedge and subjects of hedge | (1) Important method of hedge accounting<br>Same as at left<br>(2) Measures of hedge and subjects of hedge |

| | | | |
|---|---|---|---|
| | Measure Foreign-exchange contracts and currency swap<br>Subjects Foreign currency debts and planned transactions<br>(3) Hedge policy<br>The objective is to avoid risks arising from exchange rate fluctuations.<br>(4) Method for evaluation of validity of hedging<br>We evaluate the validity by evaluating and judging the amount of debts and credits and the terms of hedge transactions, etc. for respective derivative transactions and the subjects of hedge in each case. | Same as at left<br>(3) Hedge policy<br>Same as at left<br>(4) Method for evaluation of validity of hedging<br>Same as at left | Same as at left<br>(3) Hedge policy<br>Same as at left<br>(4) Method for evaluation of validity of hedging<br>Same as at left |
| 8. Other basic and important matters for the preparation of interim financial statements (financial statements) | Accounting treatment of consumption tax, etc.<br>We exclude tax for the accounting treatment of consumption tax. | Accounting treatment of consumption tax, etc.<br>Same as at left | Accounting treatment of consumption tax, etc.<br>Same as at left |

## Changes to the method of indication

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) |
|---|---|
| — | 1. The "long-term loan" was indicated in and before the previous interim period by including it in "others" under investment and other assets, but is separately shown in the interim period under review because the long-term loan exceeded 5% of the total assets.<br>The long term loan was 197,400,000 yen at the end of the previous interim period.<br>2. The Law for Partial Amendment of the Securities and Exchange Law (No. 97 law of 2004) was promulgated on June 9, 2004, and took effect on December 1, 2004. In addition, Practical Guideline on Financial Product Accounting (No. 14 accounting system committee report) was revised on February 15, 2005. Therefore, we changed the method to show investment in limited investment partnership and other similar partnerships (which should be deemed as securities as provided in Paragraph 2 of Article 2 of the Securities and Exchange Law) as investment securities.<br>The amount of the above investment that is included in investment securities at the end of the interim period under review is 208,788,000 yen as shown in the interim balance sheet. |
| — | |

## Additional information

| Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) |
|---|---|
| — | The Law for the Partial Amendment of the Local Tax Law (No. 9 law of 2003) was promulgated on March 31, 2003, and the pro forma standard taxation system is introduced in accounting terms that begin on and after April 1, 2004. Therefore, enterprise tax, which is pegged to the value-added input of the business and the size of capital, is included in selling, general and administrative expenses in accordance with the Practical Treatment for the Indication of the Pro Forma Taxation Portion of Enterprise Tax on Income Statements" (Report on No. 12 practical treatment dated February 13, 2004 of the corporate accounting standards committee).<br>As a result, selling, general and administrative expenses increased 18,646,000 yen, and operating profit, ordinary profit and net profit for interim period before adjustment of tax, etc. decreased 18,646,000 yen. |

Explanatory notes

(Matters related to the interim consolidated balance sheet)

| Item | The end of previous interim period (As of June 30, 2004) | The end of interim period under review (As of June 30, 2005) | The end of previous accounting term (As of December 31, 2005) |
|---|---|---|---|
| *1 Tangible fixed assets<br>Cumulative depreciation | 62,022,000 yen | 93,264,000 yen | 78,354,000 yen |
| *2. Assets used as security and secured debt | — | Assets used as security:<br>Affiliated companies' stocks: 309,355,000 yen<br>Secured debt:<br>Short-term borrowing: 2,178,000,000 yen | Assets used as security:<br>Affiliated companies' stocks: 309,355000 yen<br>Secured debt:<br>Short-term borrowing: 2,178,000,000 yen |
| 3. Debt guarantee | The Company provides guarantees for lease agreements and product purchase agreements for the following companies.<br>Discount-Domain.com Inc.<br>Unpaid lease fee 35,625,000 yen<br>GMO Media and Solutions Inc.<br>Unpaid lease fee 8,390,000 yen<br>Trade payable based on product purchase agreements 525,000 yen<br>GMO Hosting and Technologies Inc.<br>Unpaid lease fee 132,684,000 yen<br>Internet Number Corporation<br>Unpaid lease fee 3,903,000 yen<br>Total 181,130,000 yen | The Company provides guarantees for lease agreements and product purchase agreements for the following companies.<br>GMO Media and Solutions Inc.<br>Unpaid lease fee 2,744,000 yen<br>Trade payable based on product purchase agreements 179,000 yen<br>GMO Hosting and Technologies, Inc.<br>Unpaid lease fee 14,462,000 yen<br>Internet Number Corporation<br>Unpaid lease fee 17,589,000 yen<br>Total 34,975,000 yen | The Company provides guarantees for lease agreements and product purchase agreements for the following companies.<br>Discount-Domain.com Inc.<br>Unpaid lease fee 25,044,000 yen<br>GMO Media and Solutions Inc.<br>Unpaid lease fee 4,871,000 yen<br>Trade payable based on product purchase agreements 5,269,000 yen<br>Internet Number Corporation<br>Unpaid lease fee 20,756,000 yen<br>Total 55,942,000 yen |
| *4. Accounting treatment for consumption tax and suchlike | The temporary payments and receipts of consumption tax are indicated in "others" under current liabilities after offset. | Same as at the left | — |

(Matters related to the interim profit and loss statement)

| Item | The end of previous interim period (As of June 30, 2004) | The end of interim period under review (As of June 30, 2005) | The end of previous accounting term (As of December 31, 2005) |
|---|---|---|---|
| *1. Depreciation amount | | | |
| Tangible fixed assets | 9,103,000 yen | 25,353,000 yen | 25,435,000 yen |
| Intangible fixed assets | 79,087,000 yen | 83,589,000 yen | 164,281,000 yen |
| *2. Major items of non-operating income: | 3,078,000 yen | 19,486,000 yen | 11,460,000 yen |
| Interest received | 136,007,000 yen | 312,317,000 yen | 136,107,000 yen |
| Dividend received | 79,902,000 yen | 88,828,000 yen | 134,465,000 yen |
| Allotted charge for the business of affiliated companies | | | |
| *3. Major items of non-operating expenses: | — thousand yen | 9,434,000 yen | 3,796,000 yen |
| Interest paid | | | |
| *4. Major items of extraordinary gains | — thousand yen | 328,470,000 yen | — thousand yen |
| Gain on the sale of affiliated company's stocks | | This is mainly attributable to the sale of the stocks of GMO Payment Gateway, Inc. | |
| Gain on the sale of investment securities | 3,177,944,000 yen This is mainly attributable to the sale of the stocks of CyberAgent Ltd. | 389,250,000 yen This is mainly attributable to the sale of the stocks of Aeria Inc. | 3,177,944,000 yen This is mainly attributable to the sale of the stocks of CyberAgent Ltd. |
| *5. Major items of extraordinary losses | 1,230,000 yen | 10,573,000 yen | 1,230,000 yen |
| Loss on retirement of fixed assets | — thousand yen | 163,062,000 yen | — thousand yen |
| Amount of addition to investment loss reserve | | This was added to make up a loss incurred by the investment of GMO Research Institute Inc., affiliated company. | |
| Valuation loss on investment securities | — thousand yen | — thousand yen | 21,503,000 yen |
| Valuation loss on affiliated company's stocks | 619,915,000 yen | 49,999,000 yen | 619,934,000 yen |
| Expense of changing the company name | — thousand yen | 37,566,000 yen | — thousand yen |

(Matters related to lease transactions)

## Previous accounting period (From January 1, 2004 to June 30, 2004)

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of interim period

| | Tools, equipment and fixtures (thousand yen) | Software (thousand yen) | Total (thousand yen) |
|---|---|---|---|
| Amount equivalent to acquisition price | 684,408 | 103,342 | 787,751 |
| Amount equivalent to total sum of depreciation | 435,728 | 69,515 | 505,244 |
| Amount equivalent to balance at the end of interim term | | 33,827 | 282,506 |

(2) Amount equivalent to balance of unearned lease fees at the end of interim term

| | |
|---|---|
| Less than one year | 142,890,000 yen |
| Over one year | 146,638,0000 yen |
| Total | 289,529,0000 yen |

(3) Lease fees paid, and amounts equivalent to the depreciation and interest paid for the interim period

| | |
|---|---|
| Paid lease fee | 104,184,000 yen |
| Depreciation | 99,173,000 yen |
| Paid interest | 4,163,000 yen |

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

- Method of calculating the amount equivalent to depreciation cost

## Interim accounting period under review (From January 1, 2005 to June 30, 2005)

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

(1) Amount equivalent to the purchase price of lease assets, amount equivalent to total sum of depreciation, and the amount equivalent to balance at the end of interim period

| | Tools, equipment and fixtures (thousand yen) | Software (thousand yen) | Total (thousand yen) |
|---|---|---|---|
| Amount equivalent to acquisition price | 666,042 | 186,729 | 852,771 |
| Amount equivalent to total sum of depreciation | 309,405 | 78,844 | 388,249 |
| Amount equivalent to balance at the end of interim term | 356,637 | 107,884 | 464,521 |

(2) Amount equivalent to balance of unearned lease fees at the end of interim term

| | |
|---|---|
| Less than one year | 183,334,0000 yen |
| Over one year | 287,438,0000 yen |
| Total | 470,772,0000 yen |

(3) Lease fees paid, and amounts equivalent to the depreciation and interest paid for the interim period

| | |
|---|---|
| Paid lease fee | 106,583,000 yen |
| Depreciation | 101,923,000 yen |
| Paid interest | 4,624,000 yen |

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

- Method of calculating the amount equivalent to depreciation cost

## Previous bueinsee term (From January 1, 2005 to December 31, 2005)

1. Finance lease transactions other than those the ownership of which is recognized as being transferred to a borrower

1. Amount equivalent to the acquisition price, cumulative depreciation and closing balance of leased properties

| | Tools, equipment and fixtures (thousand yen) | Software (thousand yen) | Total (thousand yen) |
|---|---|---|---|
| Amount equivalent to acquisition price | 701,006 | 116,776 | 817,782 |
| Amount equivalent to total sum of depreciation | 370,934 | 82,269 | 453,203 |
| Amount equivalent to balance at the end of interim term | 330,071 | 34,506 | 364,578 |

2. (2) Amount equivalent to balance of unearned lease fees at the end of term

| | |
|---|---|
| Less than one year | 158,177,0000 yen |
| Over one year | 212,389,0000 yen |
| Total | 370,567,0000 yen |

(3) Lease fees paid, and amounts equivalent to the depreciation and interest paid for the interim period

| | |
|---|---|
| Paid lease fee | 195,554,000 yen |
| Depreciation | 184,237,000 yen |
| Paid interest | 7,687,000 yen |

(4) Method of calculating the amount equivalent to depreciation cost and the amount equivalent to interest

- Method of calculating the amount equivalent to depreciation cost

| | | |
|---|---|---|
| We use the fixed amount method, with the lease period set as the effective live and the remaining value set as zero. | Same as at left | Same as at left |
| - Method of calculating the amount equivalent to interest<br>While the disparity between the total sum of lease fees and the amount equivalent to the acquisition price of lease assets is set as the amount equivalent to interest, we adopt the interest method for distribution to the respective terms. | - Method of calculating the amount equivalent to interest<br>Same as at left | - Method of calculating the amount equivalent to interest<br>Same as at left |
| — | 2. Operating lease transaction<br>Amount equivalent to balance of unearned lease fees<br>Less than one year 6,523,000 yen<br>Over one year 15,828,000yen<br>Total 22,352,000yen | — |

(Matters related to securities)

Stocks of subsidiaries and affiliated companies with market value

At the end of the previous interim period (June 30, 2004)

| Type | Amount recorded on the interim balance sheet (thousand yen) | Market value (thousand yen) | Difference (thousand yen) |
|---|---|---|---|
| Subsidiary stock | 582,363 | 7,785,920 | 7,203,556 |
| Total | 582,363 | 7,785,920 | 7,203,556 |

At the end of interim period under review (As of June 30, 2005)

| Type | Amount recorded on the interim balance sheet (thousand yen) | Market value (thousand yen) | Difference (thousand yen) |
|---|---|---|---|
| Subsidiary stock | 1,206,758 | 29,635,720 | 28,428,961 |
| Total | 1,206,758 | 29,635,720 | 28,428,961 |

At the end of previous business period (As of December 31, 2005)

| Type | Amount recorded on the interim balance sheet (thousand yen) | Market value (thousand yen) | Difference (thousand yen) |
|---|---|---|---|
| Subsidiary stock | 648,958 | 5,059,840 | 4,410,881 |
| Total | 648,958 | 5,059,840 | 4,410,881 |

(Per share information)

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous term (From January 1, 2004 to December 31, 2004) |
|---|---|---|---|
| Net worth per share | 374.67 yen | 190.88 yen | 197.64 yen |
| Net profit per share for interim period (full year) | 55.06 yen | 14.91 yen | 38.75 yen |
| Net profit per share for interim period (full year) after adjustment of potential shares | 54.12 yen | 14.79 yen | 38.19 yen |
| | | The Company conducted a two-for-one stock split for its common shares on August 20, 2004. Assuming that the stock split was conducted at the beginning of the previous term, the data per share for the previous interim period is as shown below. Net worth per share: 187.33 yen Net profit per share for interim period: 27.53 yen Net profit per share for interim period after adjustment of potential shares: 27.06 yen | The Company conducted a two-for-one stock split for its common shares on August 20, 2004. Assuming that the stock split was conducted at the beginning of the previous term, the data per share for the previous interim period is as shown below. Net worth per share: 180.03 yen Net profit per share for interim period: 10.40yen Net profit per share for interim period after adjustment of potential shares: 10.36yen |

Note: The basis for the calculation of the net profit per share for the interim period (full year) and the net profit per share for interim period (full year) after adjustment for potential shares is as shown below.

| Item | Previous interim period (From January 1, 2004 to June 30, 2004) | Interim period under review (From January 1, 2005 to June 30, 2005) | Previous term (From January 1, 2004 to December 31, 2004) |
|---|---|---|---|
| Net profit per share for interim period (full year) | | | |
| Net profit for interim period (full year) | 1,531,629,000 yen | 913,362,000 yen | 2,198,740,000 yen |
| Amount not belonging to ordinary shareholders | – | – | 16,490,000 yen |
| (Directors' bonuses through appropriation of profits) | (–) | (–) | (16,490,000 yen) |
| Net profit for interim period (full year) related to common shares | 1,531,629,000 yen | 913,362,000 yen | 2,182,250,000 yen |
| Average number of outstanding shares during the term | 28,364,394 shares | 61,686,297 shares | 56,869,615 shares |
| Average number of treasury stocks during the term | △546,008 shares | △417,230 shares | △554,121 shares |
| Average number of shares during the term | 27,818,386 shares | 61,269,067 shares | 56,315,494 shares |
| Net profit per share for interim period (full year) after adjustment of potential shares | | | |
| Amount of adjustment of net profit for interim period (full year) | – | – | – |
| Number of an increase in common shares | 483,195 shares | 467,414 shares | 822,547 shares |
| (Equity warrant) | (408,858 shares) | (450,263 shares) | (735,957 shares) |
| (Stock option through acquisition of | (74,337 shares) | (17,151 shares) | (86,590 shares) |

| treasury stocks) | | | |
|---|---|---|---|
| Outline of potential shares which were not included in the calculation of net profit per share for the interim period (full year) after adjustment of potential shares due to the absence of dilution. | — | — | — |

(Material subsequent events)

<table>
<tr>
<th>Interim accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004</th>
<th>Interim accounting period in this term<br>From January 1, 2005<br>to June 30, 2005</th>
<th>Accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005</th>
</tr>
<tr>
<td>1. Stock split<br>New shares were issued through a stock split as shown below, following a resolution of a meeting of the Board of Directors held on April 5, 2004.<br>(1) The Company conducted a two-for-one stock split for its common shares on August 20, 2004.<br>(i) Number of an increase in shares due to stock split<br>Common share: 28,364,394 shares<br>(ii) Method for stock split:<br>The Company conducted a two-for-one stock split for shares held by shareholders shown on the final list of shareholders and the list of beneficiary shareholders as of June 30, 2004.<br>(2) Starting date for calculation of the amount of dividends: July 1, 2004<br>Assuming that the stock split was conducted at the beginning of the previous term, the data per share for the previous interim period and the previous accounting term are as shown below. Assuming that the stock split was conducted at the beginning of the term under review, the data per share are as shown below.
<table>
<tr><th>Interim accounting period in the previous term</th><th>Interim accounting period in this term</th><th>Accounting period in the previous term</th></tr>
<tr><td>Interim net worth per share:<br>151.55 yen<br><br>Interim net profit per share:<br>3.78 yen<br><br>The net profit per share after the adjustment of latent shares is not shown because there are no latent shares which have the effect of dilution.</td><td>Interim net worth per share:<br>187.33 yen<br><br>Interim net profit per share:<br>27.53 yen<br><br>Interim net profit per share after the adjustment of latent shares<br>27.06 yen</td><td>Interim net worth per share:<br>180.03 yen<br><br>Interim net profit per share:<br>10.41 yen<br><br>Interim net profit per share after the adjustment of latent shares<br>10.36 yen</td></tr>
</table>
</td>
<td>1. Conclusion of a share swap agreement with Solis Corporation:<br>The Board of Directors of the Company at a meeting held on September 21, 2005 approved the entry into a share swap agreement with Solis Corporation based on which Solis Corporation becomes a wholly owned subsidiary of the Company with the aim of the expanding the businesses of the Company and Solis Corporation.<br>(1) Summary of the share swap agreement<br>(i) Details of share swap<br>The Company exchanges stocks with Solis Corporation based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 21, 2005<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Solis Corporation, the Company will issue 429,390 common shares, and allot and deliver 0.524 share for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve:<br>The increase in the capital reserve of the Company due to share swap is equivalent to the net worth left in Solis Corporation.<br>(2) Profile of Solis Corporation<br>(i) Main business:<br>Domain registration business<br>(ii) Sales and net profit for the term ended December 2004<br>Sales: 158,965,000 yen<br>Net loss: 144,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended December 2004:<br>Assets: 45,504,000 yen<br>Liabilities: 33,410,000 yen<br>Shareholders' equity: 12,094,000 yen</td>
<td>—</td>
</tr>
</table>

| Interim accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| 2. Stock exchange with Power Formation Corporation and change of Sun Planning Corporation into a subsidiary:<br>On August 10, 2004, the Company entered into a share swap agreement with Power Formation Corporation with the aim business expansion, and Power Formation became a wholly-owned subsidiary of the Company on.<br>With the share swap, Sun Planning Corporation, a subsidiary of Power Formation (equity share: 67.0%), became a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with Power Formation Corporation based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>August 10, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Power Formation Corporation, the Company will issue 410,000 common shares, and allot and deliver 333.333 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve: 23,371,000 yen<br>(2) Profile of Power Formation Corporation<br>(i) Main business: Advertisement agency business<br>(ii) Sales and net profit for the term ended January 2004<br>Sales 16,308,000 yen<br>Net loss 7,701,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended June 2004<br>Assets 34,408,000 yen<br>Liabilities 2,037,000 yen<br>Shareholders' equity 32,371,000 yen<br>(3) Profile of GMO San Planning INC.<br>(i) Main business: Classified ad agency business<br>(ii) Sales and net profit for the term ended March 2004<br>Sales 4,307,143,000 yen<br>Net profit 2,265,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended March 2004<br>Assets 2,354,186,000 yen<br>Liabilities 2,265,290,000 yen<br>Shareholders' equity 88,895,000 yen | 2. Conclusion of a share transfer agreement:<br>The Board of Directors of the Company resolved at a meeting held on August 15, 2005 that the Company will acquire shares issued by Orient Credit Co., Ltd. to expand the scope of its business, and the Company entered into the share transfer agreement shown below.<br>(i) Other parties for the acquisition of the shares:<br>Unison Capital Patners,L.P<br>UC Ocean Investers,L.P.<br>UC Ocean Investers2,L.P.<br>(ii) Name of the Company the shares of which will be acquired:<br>Orient Credit Co., Ltd.<br>(iii) Date of share acquisition:<br>September 30, 2005<br>(iv) Number of shares to be acquired:<br>71,867 shares<br>(v) Acquisition price and equity share to be acquired:<br>Acquisition price: 25,041 million yen<br>Equity share after acquisition: 94.28%<br>(vi) Funds raising for payment or payment method:<br>Funds raising though bond issue<br>3. Bond issue<br>The Board of Directors resolved at a meeting held on August 15, 2005 that bonds will be issued through a private placement to raise funds which will be used for the acquisition of shares as shown below:<br>(i) Type of bond: First unsecured straight bond<br>(ii) Issue price: 100 yen per 100 yen face value<br>(iii) Total amount of issue: 28.0 billion yen<br>(iv) Interest rate: 1% p. a.<br>(v) Date of issue: August 31, 2005<br>(vi) Period for redemption: one year<br>(vii) Purpose of use of funds: Funds for acquisition of shares<br>(viii) Method for redemption:100 yen per 100 yen face value<br>The issuing company may redeem the bonds in advance by paying 100 yen for 100 yen face value and accrued interest with a notice which is sent at least one week before the date of the advanced redemption.<br>The Company redeemed in advance the | |

|  |  |  |
|---|---|---|
|  | whole amount through the issue of the first, second and third unsecured convertible bonds with equity warrants. |  |

| Interim accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim accounting period in this term From January 1, 2005 to June 30, 2005 | Accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|
| 3. Conclusion of a share swap agreement with Netclue Japan Co. Ltd. and change of Netclue Co., Ltd. into a subsidiary:<br>On July 21, 2004, the Company and Netclue Japan Co., Ltd. entered into a share swap agreement by which Netclue Japan Co., Ltd. becomes a wholly-owned subsidiary of the Company with the aim of business expansion. The Board of Directors of the Company approved at a meeting held on July 21, 2005 the share swap agreement. With the share swap, Netclue Co., Ltd., a wholly-owned subsidiary of Netclue Japan Co., Ltd., became a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with Netclue Japan Co., Ltd. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 6, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Netclue Japan Co., Ltd., the Company will issue 227,100 common shares, and allot and deliver 1.1355 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve: 10,000,000 yen<br>(2) Profile of Netclue Japan Co., Ltd.<br>(i) Main business:<br>Planning and operation of online games<br>(ii) Sales and net profit<br>The term under review is the first term after establishment. Therefore, neither sales nor net profit was recorded.<br>(iii) Assets, liability and shareholders' equity for the term ended July 2004<br>Assets 10,000,000 yen<br>Liabilities - yen<br>Shareholders' equity<br>10,000,000 yen<br>(3) Profile of Netclue Co., Ltd.<br>(i) Main business:<br>Planning and management of online games<br>(ii) Sales and net profit for the term ended December 2002<br>Sales 96,686,000 yen<br>Net profit 28,577,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended December 2003<br>Assets 93,958,000 yen<br>Liabilities 46,561,000 yen<br>Shareholders' equity<br>47,397,000 yen | 4. Issue of the first unsecured convertible bond with equity warrant:<br>The Board of Directors of the Company resolved at a meeting held on August 22, 2005 that the Company will issue the first, second and third convertibles bonds with equity warrant through third party allocation of the bonds. Its details are as shown below.<br>(1) Name of bond<br>GMO Internet, Inc. first unsecured convertible bond with equity warrant (convertible bond with equity warrant and special agreement on limited period and similar order)<br>(2) Total amount of bond issue: 15.0 billion yen<br>(3) Issue price of bond:<br>100 yen per 100 yen face value<br>(4) Interest rate on bond<br>No interest shall be paid for these bonds.<br>(5) Deadline for redemption of bonds:<br>September 7, 2007<br>(6) Payment date and date of issue of bonds:<br>September 7, 2007<br>(7) Security for bonds<br>No security<br>(8) Use of funds<br>The funds will be used for the redemption of the whole amount of the first unsecured straight bonds, and the repayment of all short-term debts. The funds will be also used for new business and the expansion of business as required.<br>(9) Matters about equity warrant<br>(i) Type of shares as the object of equity warrant:<br>Common shares of GMO Internet, Inc.<br>(ii) Total number of equity warrants:<br>30<br>(iii) Issue price of equity warrant:<br>Free<br>(iv) Period for exercise of equity warrant:<br>From September 8, 2005 to September 6, 2007<br>(v) Number of shares as the object of equity warrants:<br>The number of shares as the object of equity warrants shall be the largest integral number which will be obtained by dividing the total of the issue price of these bonds on which the exercise of equity warrant may be claimed by the amount of payment at the time of the exercise of equity warrant (hereinafter referred to as "the Conversion Price (Note 2)). In this event, if any fractional number of shares less than one share is created, it shall be discarded. Adjustment using cash shall not be made.<br>(vi) Amount of payment at the time of the exercise of equity warrant:<br>3000 yen per share<br>(vii) Issue price of shares and the amount of capitalization in the event of the issue of shares through the exercise of equity warrant: | |

|  |  |  |
|---|---|---|
|  | (i) Issue price of shares<br>3000 yen per share (Note)<br>(ii) Amount of capitalization included in issue price<br>1500 yen per share<br>(If the amount of payment was adjusted, the amount of capitalization shall be half the amount of payment after adjustment. If any fractional number less of than one yen is created as a result of calculation, the amount shall be obtained by rounding it up to one yen.) |  |

| Interim accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim accounting period in this term From January 1, 2005 to June 30, 2005 | Accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|
| 4. Conclusion of a share swap agreement with i's Factory, Ltd. and change of Tea Cup Communication, Ltd. into a subsidiary:<br>On August 16, 2004, the Company and i's Factory, Ltd. entered into a share swap agreement by which i's Factory, Ltd. becomes a wholly-owned subsidiary of the Company with the aim of business expansion. The Board of Directors of the Company approved at a meeting held on August 16, 2004 the share swap agreement. With the share swap, Tea Cup Communication, Ltd., a subsidiary of i's Factory, Ltd. (equity share: 51.0%), will become a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with i's Factory, Ltd. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>Scheduled for October 2, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with i's Factory, Ltd., the Company will issue 398,900 common shares, and allot and deliver 1,994.5 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of increase in capital reserve<br>The amount of the increase in the capital reserve of the Company as a result of share swap is equivalent to the amount of net worth which is left in i's Factory, Ltd.<br>(2) Profile of i's Factory, Ltd.<br>(i) Main business:<br>Planning and developiong the website<br>(ii) Sales and net profit for the term ended July 2004<br>Sales 1,350,000 yen<br>Net profit 41,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended July 2004<br>Assets 11,478,000 yen<br>Liabilities 659,000 yen | (Note) Revision of the Conversion Price<br>(i) On and after April 1, 2006 and from the business day following the third Friday of every month (hereinafter referred to as "the Determination Date"), the Conversion Price shall be revised to an amount equivalent to 92% of the average of closing prices of ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive days up to the Determination Date (inclusive) (however, days without a closing price shall be excluded. If the Determination Date is not a business day, the five consecutive days shall be the five business days up to the business day immediately preceding the Determination Date (hereinafter referred to as "the Period for Calculation of Market Price")). (The Conversion Price shall be calculated to the first decimal point, and the first decimal point shall be rounded up. Hereinafter referred to as "the Price on the Determination Date.") However, the Determination Date shall be two days: April 7 and April 21 for April 2006, and the revision shall be made twice in April 2006.<br>(ii) Irrespective of Item (i), where the Company acknowledges necessary before March 17, 2006 (inclusive) after the issue of these bonds with equity warrant and provided a prior notice to the holders of these bonds with equity warrant (hereinafter referred to as "the Prior Notice"), the Conversion Price shall be thereafter revised using a method similar to the method set out in Item (i) before the end of March 2006. In this event, the Friday of the week two weeks after the week that includes the date of the Prior Notice shall become the Determination Date (if the Friday falls on a bank holiday, it shall be the preceding bank business day), and the Conversion Price shall be revised. Irrespective of the Prior Notice, the Conversion Price shall be revised as set out in Item (i) on and after April 1, 2006.<br>(iii) When any of the reasons for adjustment of the Conversion Price set out in the following Item apply during the Period for Calculation of Market Price, the Conversion Price after revision shall be adjusted to a price which the Company considers proper in accordance with the prospectus of these bonds with equity warrants. However, when, as a result of the above calculation, the Price on the | |

| | | |
|---|---|---|
| Shareholders' equity<br>10,819,000 yen<br>(3) Profile of Tea Cup Communication, Ltd.<br>(i) Main business:<br>Internet community service (bulletin board business, etc.)<br>(ii) Sales and net profit for the term ended April 2004<br>Sales 92,225,000 yen<br>Net profit 21,114,000 yen<br>* The term ended April 2004 was four months because of a change in the accounting period.<br>(iii) Assets, liability and shareholders' equity for the term ended April 2004<br>Assets 118,830,000 yen<br>Liabilities 62,254,000 yen<br>Shareholders' equity<br>56,576,000 yen | Determination Date is lower than 1278 yen (however, on and after April 10, 2006, this shall be an amount (the amount shall be calculated down to the first decimal place which shall be rounded up) (hereinafter referred to as "the Lowest Conversion Price") equivalent to 60% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on the immediately preceding business day), the Conversion Price after revision shall be the Lowest Conversion Price. If the Price on the Determination Date is higher than 4260 yen (however, on and after April 10, 2006, this shall be an amount (hereinafter referred to as "the Upper Conversion Price," but subject to the adjustment as set out in the following Item) equivalent to 200% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on immediately preceding business day), the Conversion Price after revision shall be the Upper Conversion Price. | |

| Interim accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| 5. Conclusion of a share swap agreement with CCS Holding, Inc. and change of Card Commerce Service Co., Ltd. into a subsidiary:<br>On July 28, 2004, the Company and CCS Holding, Inc. entered into a share swap agreement by which CCS Holding, Inc. will become a wholly-owned subsidiary of the Company with the aim of business expansion. The Board of Directors of the Company approved the share swap agreement at a meeting held on July 28, 2004. With the share swap, Card Commerce Service Co., Ltd., a subsidiary of CCS Holding, Inc. (equity share: 65.7%), became a subsidiary of the Company.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with CCS Holding, Inc. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 14, 2004<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with CCS Holding, Inc., the Company will issue 1,881,400 common shares, and allot and deliver 1,881.4 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve:<br>567,800,000 yen<br>(2) Profile of CCS Holding, Inc.<br>(i) Main business:<br>A management company which holds the shares of Card Commerce Service Co., Ltd.<br>(ii) Sales and net profit<br>The term under review is the first term after establishment. Therefore, sales and net profit are not recorded.<br>(iii) Assets, liability and shareholders' equity<br>(Established on July 26, 2004)<br>Assets 567,800,000 yen<br>Liabilities 0 yen<br>Shareholders' equity 567,800,000 yen<br>(3) Profile of Card Commerce Service | 5. Issue of the second unsecured convertible bond with equity warrant:<br>The Board of Directors of the Company resolved at a meeting held on August 22, 2005 that the Company will issue the first, second and third convertibles bonds with equity warrant through third party allocation of the bonds. Its details are as shown below.<br>(1) Name of bond<br>GMO Internet, Inc. second unsecured convertible bond with equity warrant (convertible bond with equity warrant and special agreement on limited period and similar order)<br>(2) Total amount of bond issue: 10.0 billion yen<br>(3) Issue price of bond:<br>100 yen per 100 yen face value<br>(4) Interest rate on bond<br>No interest shall be paid for these bonds.<br>(5) Deadline for redemption of bonds:<br>September 7, 2007<br>(6) Payment date and date of issue of bonds:<br>September 7, 2007<br>(7) Security for bonds<br>No security<br>(8) Use of funds<br>The funds will be used for the redemption of the whole amount of the first unsecured straight bonds, and the repayment of all short-term debts. The funds will be also used for new business and the expansion of business as required.<br>(9) Matters about equity warrant<br>(i) Type of shares as the object of equity warrant:<br>Common shares of GMO Internet, Inc.<br>(ii) Total number of equity warrants: 20<br>(iii) Issue price of equity warrant:<br>Free<br>(iv) Period for exercise of equity warrant:<br>From September 8, 2005 to September 6, 2007<br>(v) Number of shares as the object of equity warrants:<br>The number of shares as the object of equity warrants shall be the largest integral number which will be obtained by dividing the total of the issue price of these bonds on which the exercise of equity warrant may be claimed by the amount of payment at the time of the | |

| | | |
|---|---|---|
| Co., Ltd.<br>(i) Main business:<br>Operation and provision of online credit network for credit card<br>(ii) Sales and net profit for the term ended September 2003<br>Sales 631,523,000 yen<br>Net profit 174,844,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended September 2003<br>Assets 893,778,000 yen<br>Liabilities 397,297,000 yen<br>Shareholders' equity 496,480,000 yen | exercise of equity warrant (hereinafter referred to as "the Conversion Price (Note 2)). In this event, if any fractional number of shares less than one share is created, it shall be discarded. Adjustment using cash shall not be made.<br>(vi) Amount of payment at the time of the exercise of equity warrant:<br>3000 yen per share<br>(vii) Issue price of shares and the amount of capitalization in the event of the issue of shares through the exercise of equity warrant:<br>(i) Issue price of shares<br>3000 yen per share (Note)<br>(ii) Amount of capitalization included in issue price<br>1500 yen per share<br>(If the amount of payment was adjusted, the amount of capitalization shall be half the amount of payment after adjustment. If any fractional number less of than one yen is created as a result of calculation, the amount shall be obtained by rounding it up to one yen.) | |

| Interim accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim accounting period in this term From January 1, 2005 to June 30, 2005 | Accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|
| 6. Conclusion of a spin off and acquisition agreement with Zero Inc.:<br>The Board of Directors of the Company approved at a meeting held on September 7, 2004 of a policy of taking over through spin off and acquisition the Internet service business conducted by Zero Inc. to strengthen its access business. A spin off agreement was entered by and between the parties on September 7, 2004. *It is summarized below.*<br>(i) Details of spin off and acquisition<br>This is a spin off and acquisition by the Company and Zero Inc. based on the provision of Paragraph 16 of Article 374 of the Commercial Code.<br>(ii) Schedule for spin off and acquisition:<br>September 7, 2004: Conclusion of a spin off agreement<br>November 1, 2004: Date scheduled for spin off<br>(iii) Shares issued and allocated at the time of the spin off and acquisition: 890,100 shares<br>(iv) Capital reserve, etc. to be increased:<br>The increase in the capital reserve, etc. of the Company associated with the spin off and acquisition is equivalent to the net worth of the Internet service business which the Company will take over from Zero Inc.<br>(v) Assets and liabilities which the Company will take over:<br>The Company will take over on the date of the spin off all assets, liabilities and other rights and obligations based on the balance sheet and other calculations as of March 31, 2004, and assets, liabilities and other rights and obligations added or incurred up to the day preceding the day of the spin off.<br>(As of March 31, 2004)<br>Assets: 191,481,000 yen<br>Liabilities: 94,342,000 yen<br><br>7. Conclusion of a share swap agreement with Forval Co., Ltd.:<br>The Company and Forval Co., | (Note) Revision of the Conversion Price<br>(i) On and after April 1, 2006 and from the business day following the third Friday of every month (hereinafter referred to as "the Determination Date"), the Conversion Price shall be revised to an amount equivalent to 92% of the average of closing prices of ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive days up to the Determination Date (inclusive) (however, days without a closing price shall be excluded. If the Determination Date is not a business day, the five consecutive days shall be the five business days up to the business day immediately preceding the Determination Date (hereinafter referred to as "the Period for Calculation of Market Price")). (The Conversion Price shall be calculated to the first decimal point, and the first decimal point shall be rounded up. Hereinafter referred to as "the Price on the Determination Date.") However, the Determination Date shall be two days: April 7 and April 21 for April 2006, and the revision shall be made twice in April 2006.<br>(ii) Irrespective of Item (i), where the Company acknowledges necessary before March 17, 2006 (inclusive) after the issue of these bonds with equity warrant and provided a prior notice to the holders of these bonds with equity warrant (hereinafter referred to as "the Prior Notice"), the Conversion Price shall be thereafter revised using a method similar to the method set out in Item (i) before the end of March 2006. In this event, the Friday of the week two weeks after the week that includes the date of the Prior Notice shall become the Determination Date (if the Friday falls on a bank holiday, it shall be the preceding bank business day), and the Conversion Price shall be revised. Irrespective of the Prior Notice, the Conversion Price shall be revised as set out in Item (i) on and after April 1, 2006.<br>(iii) When any of the reasons for adjustment of the Conversion Price set out in the following Item apply during the Period for Calculation of Market Price, the Conversion Price after revision shall be adjusted to a price which the Company considers proper in accordance with the prospectus of these bonds with equity warrants. However, when, as a result of the above | |

| | | |
|---|---|---|
| Ltd. entered into a share swap agreement by which Forval Co., Ltd. becomes a wholly-owned subsidiary of the Company with the aim of expanding the business on September 13, 2004. The Board of Directors of the Company approved the above share swap agreement at a meeting held on September 13, 2004.<br>(1) Summary of the share swap<br>(i) Details of share swap<br>The Company exchanges stocks with Forval Co., Ltd. based on the provision of Article 352 of the Commercial Code. With respect to the method of the share swap, shares will be exchanged using the "simple share swap plan" provided in Paragraph 1 of Article 358 of the Commercial Code.<br>(ii) Date of share swap:<br>September 13, 2004:<br>Conclusion of a share swap agreement | calculation, the Price on the Determination Date is lower than 1278 yen (however, on and after April 10, 2006, this shall be an amount (the amount shall be calculated down to the first decimal place which shall be rounded up) (hereinafter referred to as "the Lowest Conversion Price") equivalent to 60% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on the immediately preceding business day), the Conversion Price after revision shall be the Lowest Conversion Price. If the Price on the Determination Date is higher than 4260 yen (however, on and after April 10, 2006, this shall be an amount (hereinafter referred to as "the Upper Conversion Price," but subject to the adjustment as set out in the following Item) equivalent to 200% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on immediately preceding business day), the Conversion Price after revision shall be the Upper Conversion Price. | |

| Interim accounting period in the previous term From January 1, 2004 to June 30, 2004 | Interim accounting period in this term From January 1, 2005 to June 30, 2005 | Accounting period in the previous term From January 1, 2005 to December 31, 2005 |
|---|---|---|
| November 2, 2004: Date scheduled for share swap<br>(iii) Number of shares to be issued at the time of share swap and allotment:<br>At the time of the share swap with Solis Corporation, the Company will issue 65,700 common shares, and allot and deliver 328.5 shares for one common share held by shareholders shown on the list of shareholders.<br>(iv) Amount of an increase in capital reserve:<br>The increase in the capital, etc. of the Company due to share swap is equivalent to the net worth left in Forval.<br>(v) Organizational change:<br>Forval LLC was changed to Forval Co., Ltd. on August 18, 2004.<br>(2) Profile of Forval Co., Ltd.<br>(i) Main business:<br>Internet service and operation business such as a diary site<br>(ii) Sales and net profit for the term ended March 2004<br>Sales 22,141,000 yen (*)<br>Net profit 860,000 yen (*)<br>(*) Forval Co., Ltd. has no results. Therefore, the figures of Forval LLC are shown.<br>(iii) Assets, liability and shareholders' equity for the term ended August 2004<br>Assets 18,846,000 yen<br>Liabilities 8,753,000 yen<br>Shareholders' equity 10,093,000 yen<br><br>8. Conclusion of a basic agreement with 3721 Soft Inc. on the acquisition of shares and change of Access Port Inc. into a subsidiary of the Company:<br>On August 24, 2004, the Company decided to acquire the shares of 3721 Soft Inc. and a policy to strengthen cooperation with Access Port Inc., and entered into a basic agreement. In addition, with the acquisition of the shares of 3721 Soft Inc., Access Port Inc., a subsidiary of 3721 Soft Inc. (equity | 6. Issue of the third unsecured convertible bond with equity warrant:<br>The Board of Directors of the Company resolved at a meeting held on August 22, 2005 that the Company will issue the first, second and third convertibles bonds with equity warrant through third party allocation of the bonds. Its details are as shown below.<br>(1) Name of bond<br>GMO Internet, Inc. third unsecured convertible bond with equity warrant (convertible bond with equity warrant and special agreement on limited period and similar order)<br>(2) Total amount of bond issue: 6.0 billion yen<br>(3) Issue price of bond:<br>100 yen per 100 yen face value<br>(4) Interest rate on bond<br>No interest shall be paid for these bonds.<br>(5) Deadline for redemption of bonds:<br>September 7, 2007<br>(6) Payment date and date of issue of bonds:<br>September 7, 2007<br>(7) Security for bonds<br>No security<br>(8) Use of funds<br>The funds will be used for the redemption of the whole amount of the first unsecured straight bonds, and the repayment of all short-term debts. The funds will be also used for new business and the expansion of business as required.<br>(9) Matters about equity warrant<br>(i) Type of shares as the object of equity warrant:<br>Common shares of GMO Internet, Inc.<br>(ii) Total number of equity warrants:<br>12<br>(iii) Issue price of equity warrant:<br>Free<br>(iv) Period for exercise of equity warrant:<br>From September 8, 2005 to September 6, 2007<br>(v) Number of shares as the object of equity warrants:<br>The number of shares as the object of equity warrants shall be the largest integral number which will be obtained by dividing the total of the issue price of these bonds on which the exercise of equity warrant may be claimed by the amount of payment at the time of the | |

| | | |
|---|---|---|
| share: 59.0%), became a subsidiary of the Company. The acquisition is summarized below.<br>(1) Acquisition of shares<br>(i) Reasons and method for acquisition of shares:<br>The Company plans to acquire shares from Weng Yongbiao and Shen Haiyin who are shareholders of 3721 Soft Inc. in a bid to expand the business.<br>(ii) Schedule for acquisition of shares:<br>Scheduled for October 2, 2004 | exercise of equity warrant (hereinafter referred to as "the Conversion Price (Note 2)). In this event, if any fractional number of shares less than one share is created, it shall be discarded. Adjustment using cash shall not be made.<br>(vi) Amount of payment at the time of the exercise of equity warrant:<br>3000 yen per share<br>(vii) Issue price of shares and the amount of capitalization in the event of the issue of shares through the exercise of equity warrant:<br>(i) Issue price of shares<br>3000 yen per share (Note)<br>(ii) Amount of capitalization included in issue price<br>1500 yen per share<br>(If the amount of payment was adjusted, the amount of capitalization shall be half the amount of payment after adjustment. If any fractional number less of than one yen is created as a result of calculation, the amount shall be obtained by rounding it up to one yen.) | |

| Interim accounting period in the previous term<br>From January 1, 2004<br>to June 30, 2004 | Interim accounting period in this term<br>From January 1, 2005<br>to June 30, 2005 | Accounting period in the previous term<br>From January 1, 2005<br>to December 31, 2005 |
|---|---|---|
| (iii) Acquisition price<br>The parties are conferring on the specific conditions for the transfer of shares.<br>(iv) Number of shares to be acquired and equity share after acquisition<br>a) Number of shares to be acquired: 3,262 shares<br>b) Equity share after acquisition<br>3721 Soft Inc.: 40.0%<br>Access Port Inc.: 73.9%<br>(2) Profile of 3721 Soft Inc<br>(i) Main business:<br>Securities investment business<br>(ii) Size of business:<br>Capital stock: 40,780,000 yen円<br>(3) Profile of Access Port Inc.<br>(i) Main business:<br>Jword (Japanese key word) business, technology license business<br>(ii) Sales and net profit for the term ended March 2004<br>Sales 305,117,000 yen<br>Net profit 42,897,000 yen<br>(iii) Assets, liability and shareholders' equity for the term ended March 2004<br>Assets 398,517,000 yen<br>Liabilities 253,190,000 yen<br>Shareholders' equity 145,327,000 yen | (Note) Revision of the Conversion Price<br>(i) On and after April 1, 2006 and from the business day following the third Friday of every month (hereinafter referred to as "the Determination Date"), the Conversion Price shall be revised to an amount equivalent to 92% of the average of closing prices of ordinary transactions of the common shares of the Company on the Tokyo Stock Exchange for five consecutive days up to the Determination Date (inclusive) (however, days without a closing price shall be excluded. If the Determination Date is not a business day, the five consecutive days shall be the five business days up to the business day immediately preceding the Determination Date (hereinafter referred to as "the Period for Calculation of Market Price")). (The Conversion Price shall be calculated to the first decimal point, and the first decimal point shall be rounded up. Hereinafter referred to as "the Price on the Determination Date.") However, the Determination Date shall be two days: April 7 and April 21 for April 2006, and the revision shall be made twice in April 2006.<br>(ii) Irrespective of Item (i), where the Company acknowledges necessary before March 17, 2006 (inclusive) after the issue of these bonds with equity warrant and provided a prior notice to the holders of these bonds with equity warrant (hereinafter referred to as "the Prior Notice"), the Conversion Price shall be thereafter revised using a method similar to the method set out in Item (i) before the end of March 2006. In this event, the Friday of the week two weeks after the week that includes the date of the Prior Notice shall become the Determination Date (if the Friday falls on a bank holiday, it shall be the preceding bank business day), and the Conversion Price shall be revised. Irrespective of the Prior Notice, the Conversion Price shall be revised as set out in Item (i) on and after April 1, 2006.<br>(iii) When any of the reasons for adjustment of the Conversion Price set out in the following Item apply during the Period for Calculation of Market Price, the Conversion Price after revision shall be adjusted to a price which the Company considers proper in accordance with the prospectus of these bonds with equity warrants. However, when, as a result of the above calculation, the Price on the | |

| | | |
|---|---|---|
| | Determination Date is lower than 1278 yen (however, on and after April 10, 2006, this shall be an amount (the amount shall be calculated down to the first decimal place which shall be rounded up) (hereinafter referred to as "the Lowest Conversion Price") equivalent to 60% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on the immediately preceding business day), the Conversion Price after revision shall be the Lowest Conversion Price. If the Price on the Determination Date is higher than 4260 yen (however, on and after April 10, 2006, this shall be an amount (hereinafter referred to as "the Upper Conversion Price," but subject to the adjustment as set out in the following Item) equivalent to 200% of the closing price of the ordinary transactions of the common shares of the Company at the Tokyo Stock Exchange on April 7, 2006 (if there is no closing price on April 7, 2006, it shall be the closing price on immediately preceding business day), the Conversion Price after revision shall be the Upper Conversion Price. | |

(2) Others

In the meeting of the Board of Directors held on August 15, 2005, the following resolution was made with respect to the interim dividend this fiscal year:

a. Total of the interim dividend 184,095,000 yen

b. Amount per stock 3.00 yen

c. Effective date for the right to payment and start date for the payment

Thursday September 29, 2005

Note: The payment is made to the shareholders and registered pledgees recorded in the most recent list of shareholders or the substantive list of shareholders as of June 30, 2005.

6. Reference Information on the Company Making the Submission

The company has submitted the following documents in the period from the start date of the interim accounting period to the date the half-yearly report was submitted.

| | | | | |
|---|---|---|---|---|
| (1) | Securities report and attached documents | Fiscal year (14th term) | From January 1, 2006 To December 31, 2006 | On March 30, 2005 Submitted to Director-General of the Kanto Local Financial bureaus |
| (2) | Securities registration statement and attached documents | The 1st to 3rd issuances of unsecured convertible bonds (convertible bonds with special contract of the same rank for a fixed period) | | On August 22, 2005 Submitted to Director-General of the Kanto Local Financial bureaus |
| (3) | Correctional statement for the Securities registration statement | Correction statement for securities registration statement submitted on August 22 (the above (2)). | | On August 25, 2005 Submitted to Director-General of the Kanto Local Financial bureaus |

## Part 2 Information and other Matters on the Company Guaranteeing the Company Making the Submission

There is no applicable item.

Interim Audit Report by Independent Auditor

September 17, 2004

Messrs. Board of Directors of Global Media Online Inc.

**ChuoAoyama Audit Corporation**

Representative employee
Participating employee
Koichi Higuchi, Certified Public Accountant

Representative employee
Participating employee
Takashi Kinoshita, Certified Public Accountant

To issue the audit certificate under the provisions of Article 193-2 of the Securities Exchange Law, the Audit Firm audited the interim financial statements for the 14th business term from January 1, 2004 to June 30, 2004 of the accounting term from January 1, 2004 to December 31, 2004 of Global Media Online Inc. stated in the "Status of Accounting," namely the interim balance sheet and the interim profit and loss statement. While the management of Global Media Online Inc. shall be liable for the preparation of the interim financial statements, the Audit Firm shall be liable for expressions of opinions with respect to the interim financial statements from an independent standpoint.

We conducted our interim audit in accordance with generally accepted auditing standards of Japan. The interim auditing standards required us to give a reasonable guarantee after checking if the interim financial statements contained any materially false statement with the potential to mislead investors with respect to the useful information shown in the interim financial statements. The interim audit was basically conducted using analytical auditing procedures and incorporating certain other auditing procedures as necessary. As a result of the audit, we judged that we had obtained reasonable grounds to express an opinion about the interim financial statements.

We acknowledge that the interim financial statements mentioned above accurately represent useful information with respect to the financial situation as of June 30, 2004 as well as the results

and cash flow for the interim accounting term from January 1, 2004 to June 30, 2004 of Global Media Online, Inc. and its interim subsidiaries under generally accepted formulation standards of interim accounting statements in Japan.

Neither, the Company nor the Audit Firm nor participating employees have any vested interest requiring mention under the provision of the certified public accountant law.

End

---

(*) The above is the electronic version of statements included in the original relevant interim audit report. The Company (the company submitting the interim financial statement report) stores the original report separately.

# Interim Audit Report by Independent Auditor

September 17, 2004

Messrs. Board of Directors of Global Media Online Inc.

**ChuoAoyama Audit Corporation**

Representative employee
Participating employee
Koichi Higuchi, Certified Public Accountant

Representative employee
Participating employee
Takashi Kinoshita, Certified Public Accountant

To issue the audit certificate under the provisions of Article 193-2 of the Securities Exchange Law, the Audit Firm audited the interim consolidated financial statements for the interim consolidated accounting term from January 1, 2004 to June 30, 2004 of the consolidated accounting term from January 1, 2004 to December 31, 2004 of Global Media Online Inc. stated in the "Status of Accounting," namely the interim consolidated balance sheet, the interim consolidated profit and loss statement, the interim consolidated statement of surplus, and the interim consolidated statement of cash flow. While the management of Global Media Online Inc. shall be liable for the preparation of the interim consolidated financial statements, the Audit Firm shall be liable for expressions of opinions with respect to the interim consolidated financial statements from an independent standpoint.

We conducted our interim audit in accordance with generally accepted auditing standards of Japan. The interim auditing standards required us to give a reasonable guarantee after checking if the interim consolidated financial statements contained any materially false statement with the potential to mislead investors with respect to the useful information shown in the interim consolidated financial statements. The interim audit was basically conducted using analytical auditing procedures and incorporating certain other auditing procedures as necessary. As a result of the audit, we judged that

we had obtained reasonable grounds to express an opinion about the interim consolidated financial statements.

We acknowledge that the interim consolidated financial statements mentioned above accurately represent useful information with respect to the financial situation as of June 30, 2004 as well as the results and cash flow for the interim consolidated accounting term from January 1, 2004 to June 30, 2004 of Global Media Online, Inc. and its interim consolidated subsidiaries under generally accepted formulation standards of interim consolidated accounting statements in Japan.

Neither, the Company nor the Audit Firm nor participating employees have any vested interest requiring mention under the provision of the certified public accountant law.

End

---

(*) The above is the electronic version of statements included in the original relevant interim audit report. The Company (the company submitting the interim financial statement report) stores the original report separately.

# Interim Audit Report by Independent Auditor

September 15, 2005

Messrs. Board of Directors of Global Media Online Inc.

**ChuoAoyama Audit Corporation**

Representative employee
Participating employee
Koichi Higuchi, Certified Public Accountant

Representative employee
Participating employee
Takashi Kinoshita, Certified Public Accountant

To issue the audit certificate under the provisions of Article 193-2 of the Securities Exchange Law, the Audit Firm audited the interim financial statements for the 15th business term from January 1, 2005 to June 30, 2005 of the accounting term from January 1, 2005 to December 31, 2005 of Global Media Online Inc. stated in the "Status of Accounting," namely the interim balance sheet and the interim profit and loss statement. While the management of Global Media Online Inc. shall be liable for the preparation of the interim financial statements, the Audit Firm shall be liable for expressions of opinions with respect to the interim financial statements from an independent standpoint.

We conducted our interim audit in accordance with generally accepted auditing standards of Japan. The interim auditing standards required us to give a reasonable guarantee after checking if the interim financial statements contained any materially false statement with the potential to mislead investors with respect to the useful information shown in the interim financial statements. The interim audit was basically conducted using analytical auditing procedures and incorporating certain other auditing procedures as necessary. As a result of the audit, we judged that we had obtained reasonable grounds to express an opinion about the interim financial statements.

We acknowledge that the interim financial statements mentioned above accurately represent useful information with respect to the financial situation as of June 30, 2005 as well as the results and cash flow for the interim accounting term from January 1, 2005 to June 30, 2005 of Global Media Online, Inc. and its interim subsidiaries under generally accepted formulation standards of

interim accounting statements in Japan.

Neither, the Company nor the Audit Firm nor participating employees have any vested interest requiring mention under the provision of the certified public accountant law.

Supplementary Information

As noted in the Material Subsequent Events, the Company entered into an agreement on August 15, 2005 under which the Company would acquire the shares of Orient Credit Co., Ltd.

As noted in the Material Subsequent Events, the Company issued the first unsecured convertible bonds with equity warrants, the second unsecured convertible bonds with equity warrants, and the third unsecured convertible bonds with equity warrants on September 9, 2005, based on a resolution of a meeting of the Board of Directors held on August 22, 2005.

End

(*) The above is the electronic version of statements included in the original relevant interim audit report. The Company (the company submitting the interim financial statement report) stores the original report separately.

## Audit Report by Independent Auditor

March 25, 2004

Messrs. Board of Directors of Global Media Online Inc.

**ChuoAoyama Audit Corporation**

Representative employee
Participating employee
Koichi Higuchi, Certified Public Accountant

Representative employee
Participating employee
Takashi Kinoshita, Certified Public Accountant

To issue the audit certificate under the provisions of Article 193-2 of the Securities Exchange Law, the Audit Firm audited the financial statements for the 13th business term from January 1, 2003 to December 31, 2003 of Global Media Online Inc. stated in the "Status of Accounting," namely the balance sheet, the profit and loss statement, the appropriation statement, and the attached detailed lists. While the management of Global Media Online Inc. shall be liable for the preparation of the financial statements, the Audit Firm shall be liable for expressions of opinions with respect to the financial statements from an independent standpoint.

We conducted our audit in accordance with generally accepted auditing standards of Japan. The auditing standards required us to give a reasonable guarantee after checking if the financial statements contained any materially false statement. The audit was basically conducted using audit examinations and contained an examination of the entire representation of the financial statements, including the accounting policy adopted by management and the method of its application and an evaluation of estimates made by management. As a result of the audit, we judged that we had obtained reasonable grounds to express an opinion.

We acknowledge that the financial statements mentioned above accurately represent the results of Global Media Online, Inc. in all significant points as of December 31, 2003 for the business term ended on that day under generally

accepted corporate accounting standards in Japan.

Neither, the Company nor the Audit Firm nor participating employees have any vested interest requiring mention under the provision of the certified public accountant law.

Supplementary Information

1. As noted in the Material Subsequent Events, the Company entered into an agreement on August 15, 2005 under which the Company would acquire the shares of Orient Credit Co., Ltd.

As noted in the Material Subsequent Events, the Company issued the first unsecured convertible bonds with equity warrants, the second unsecured convertible bonds with equity warrants, and the third unsecured convertible bonds with equity warrants on September 9, 2005, based on a resolution of a meeting of the Board of Directors held on August 22, 2005.

End

(*) The above is the electronic version of statements included in the original relevant audit report. The Company (the company submitting the financial statement report) stores the original report separately.

**Exhibit MM**

RECEIVED
2006 JAN 24 P 1:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cover

## GMO INTERNET

Business Report for the 15th Interim Term
January 1, 2005 – June 30, 2005

GMO Internet, Inc.
Stock code: 9449

Page 1

GMO Internet, Inc. listed its shares on the First Section of the Tokyo Stock Exchange on June 1, 2005, thanks to the support of its stakeholders.
Stock Code: 9449

The GMO Group changed its corporate name to GMO Internet, Inc. on June 1, 2005 to emphasize that the core operation of the business group is the Internet.

The logo consisting of two intertwined lines represents (1) communication, (2) networking, and (3) the letter X.
(1) "Communication" is derived from the Company's slogan, "the Internet for Everyone" and represents a bridge that connects people with the world.
(2) "Networking" is derived from the Internet itself, which is the core business of the Company. The logo represents the initial part of the chain of a network.
(3) The letter X represents the infinite unknown and symbolizes the unlimited reach and potential of the Internet in which the GMO Internet Group is engaged.

Page 2

To Our Shareholders

I would like to extend my sincere appreciation to our shareholders for their continuing support of GMO Internet, Inc. I am delighted to present the business report for the 15th Interim Term of the Company.
On June 1, 2005, the GMO Group changed its corporate name to GMO Internet, Inc. The objective

is to establish a clearer image of the business group, to create the "culture and industry" of the Internet and the "smile and excitement" of our customers, while directing our efforts towards corporate activities that contribute to people and society.

The Company also listed its stock on the First Section of the Tokyo Stock Exchange on June 1, 2005.

I would once again like to express my sincere gratitude to all shareholders for their support and encouragement.

The GMO Internet Group focuses its management resources on offering a "place" on the Internet and operates two core businesses: the Internet Use Support (Internet Infrastructure) business, which provides a range of services, such as access, domain, server and security, computerization support and consulting operations, and the Internet Advertising Support (Media) Business, which engages in a blog service, Internet advertising sales and JWord (keyword listing).

At a meeting held on August 15, 2005, the Company's board of directors resolved to acquire shares in Orient Credit Co., Ltd., which provides personal finance services, thereby allowing the Company to advance into the finance business, which has a strong affinity with the Internet.

The GMO Internet Group endeavors to develop a stable income base by offering highly specialized services in each business area.

As we pursue these initiatives, we continue to ask for the support and cooperation of all of our shareholders.

September 2005

Masatoshi Kumagai

Representative Director and President

Page 3

GMO Internet Group

**Becoming Japan's Internet Division!**

"The Internet for Everyone" – a catchphrase we have been using since 1995. We provide the environment necessary for our customers to set up a website in a single step. We are the business group that has been involved in the launch of the largest number of homepages in Japan, with corporate clients numbering 440,000 and individual users totaling 18.58 million.

The GMO Internet Group will continue to vigorously promote the Internet Use Support Business and the Internet Advertising Support Business with a concerted effort as a group to create the "culture and industry" of the Internet and the "smile and excitement" of all users, while contributing to

people and society.

| Company name | Main business | Shareholding |
|---|---|---|
| Magclick Inc. (Listed on the Hercules market of the Osaka Securities Exchange) | Sells e-mail advertisements using main advertising media such as an e-mail magazine and opt-in-mail. | |
| GMO Payment Gateway, Inc. (Listed on the Mothers market of the Tokyo Stock Exchange) | Operates an online credit network for credit cards and provides related services. | |
| GMO HOSTING & SECURITY, INC. | Web Hosting business | |
| GMO Communications Co., Ltd. | Enterprise communications and internet related business | |
| GMO Research Institute Inc. | Organization aimed at information gathering, research and promotion of advanced Internet technologies | |
| GMO Research, Inc. | Research business | |
| JWord Inc. | JWord (Japanese key word) business | |
| @YMC CORPORATION | Web Hosting business | |
| Internet Number Corporation | Service offering the "*internetnumber*" | |
| WEBKEEPERS, INC. | Web Hosting business | |

Page 4

Internet Use Support Business: 440,000 companies

Access business

Domain acquisition business

Web Hosting business

Website construction and support business

Company information-type

Commerce-type

Internet advertising business

Payment processing business

Internet Advertising Support Business: 19,000,000 people

Internet media construction business

Internet advertising sales business

JWord business

Online gaming business

| Company name | Main business | Shareholding |
|---|---|---|
| San Planning Corporation | Agency service for advertisement offering employment | |
| Tea Cup Communication, Ltd. | Internet community service | |
| Telecom Online Inc. | Internet connection for corporate clients and internet related business | |
| Affiliate Inc. | Affiliate business | |
| paperboy&co. | Web Hosting business for individuals | |
| Grandsphere Co., Ltd. | System consulting business | |
| GMO Media Co., Ltd. | Service to provide and develop and operate "wallpaper," the information and ads distribution system for desktops. | |
| GeoTrust Japan, Inc. | Information security business on internet and acquisition service for individuals and corporate clients | |
| Net Clue, Inc. | Planning and management of online games | |

Page 5

**GMO Internet Group (consolidated) / Business Result**

**Consolidated Financial Highlights**

| | | |
|---|---|---|
| Net sales | 14,304 million yen | (up 45.5% year on year) |
| Internet Infrastructure Business | 8,417 million yen | (up 24.3% year on year) |

| | | |
|---|---|---|
| Internet Advertising Media Business | 6,013 million yen | (up 85.8% year on year) |
| Operating profit | 1,122 million yen | (down 3.4% year on year) |
| Ordinary profit | 1,154 million yen | (down 2.3% year on year) |
| Net profit in interim term | 666 million yen | (down 61.9% year on year) |

Note: From the interim term of the consolidated fiscal year under review, the names of business segments have been changed from the Internet Infrastructure Business to the Internet Use Support Business and from the Internet Advertising Media Business to the Internet Advertising Support Business.

Consolidated net sales

| |
|---|
| Internet Infrastructure Business |
| Internet Advertising Media Business |

In the Internet Use Support Business, the number of members steadily increased, as @YMC CORPORATION, which is engaged in the business of servers, joined the Group as a subsidiary. GMO Payment Gateway, Inc., which provides settlement services, was listed on the Mothers market of the Tokyo Stock Exchange in April 2005 and contributed to the consolidated results with a favorable growth in earnings.

In the Internet Advertising Support Business, JWord Inc., which became a subsidiary of the Company in November 2004, began contributing to the consolidated results in the first half under review. Although sales increased, reflecting the steady development of the online gaming business, profit declined because of an increase in costs resulting from a sharp rise in expenses for sales personnel. A second reason for the decline in profits was the shift in the operating facilities from the Internet Use Support Business associated with the downsizing of communication-related operations for corporate users.

**GMO Internet Group (non-consolidated) / Business Result**

**Non-consolidated Financial Highlights**

| | | |
|---|---|---|
| Net sales | 5,136 million yen | (up 35.2% year on year) |

| Access business | 1,468 million yen | (up 30.7% year on year) |
|---|---|---|
| Sever related business | 1,519 million yen | (up 0.7% year on year) |
| Domain acquisition business | 635 million yen | (up 9.1% year on year) |
| Operating profit | 507 million yen | (up 29.8% year on year) |
| Ordinary profit | 939 million yen | (up 52.5% year on year) |
| Net profit in interim term | 913 million yen | (down 40.4% year on year) |

Non-consolidated net sales

Access business

Sever related business

Domain acquisition business

Others

Page 6

**Interim Consolidated Financial Statements**

**Interim Consolidated Balance Sheet**
(Unit: thousand yen)

Item

As of June 30, 2004
End of the consolidated accounting period of the previous fiscal year

As of June 30, 2005
End of the consolidated accounting period of this fiscal year

As of December 31, 2004
Consolidated balance sheet summary in the previous fiscal year

(Assets)
Current Assets

1. Cash and deposits
2. Accounts receivable
3. Inventory assets
4. Deferred tax asset
5.Short-term loans receivable

6. Other assets

Allowance for doubtful debts

II Fixed assets

1.Tangible fixed assets

(1) Buildings and structures

(2) Tools and equipment

(3) Other tangible fixed assets

2. Intangible fixed assets

(1) Goodwill

(2) Software

(3) Account for consolidated adjustments

(4) Other intangible fixed assets

3. Investments and other assets

(1) Investments in securities

(2) Deposits

(3) Deferred tax assets

(4) Others

(5) Allowance for bad debt

Total of assets

(Liabilities)

Current liabilities

1. Notes payable and accounts payable – trade

2. Short-term debt

3. Current portion of planned long-term debt payable in a year

4. Accrued amount payable

5. Accrued corporation tax, etc

6. Allowance for bonuses

7. Advance money

8. Other liabilities

Fixed liabilities

1. Long-term debt

2. Long-term accounts payable

3. Deferred tax liability

4. Other fixed liabilities
Minority equity
(Shareholder's Equity)

Capital stock

Capital reserve

Earned surplus

Other gaps in appraisal of securities

Equity adjustment from foreign currency translation

Own stocks

Total of equities

Total of liabilities, minority equity and shareholders' equity

*Amounts rounded down to the nearest one thousand yen

Page 7

**Interim Consolidated Profit and Loss Statement (Unit: thousand yen)**

Item

Consolidated accounting period in the previous term
From January 1, 2004 to June 30, 2004

Consolidated accounting period in this term
From January 1, 2005 to June 30, 2005

Consolidated profit and loss statement summary in the previous fiscal year
From January 1, 2004 to December 31, 2004

I. Operating revenue
II. Business expenses
III. Sales and general administrative expenses
Operating profit
IV. Non-operating revenue
1. Interest received
2. Fees received
3. Bad debt recovered
4. Profit from investment partnership
5. Sales compensation payments
6. Others
V. Non-operating expenses
1. Interest paid
2. Stock issue costs
3. Loss from investment partnership
4. Exchange loss

5. Expense for out-of-court settlement
6. Others

Ordinary profit

VI. Extraordinary profit
1. Gain on sales of fixed assets
2. Gain on sales of investments on stocks of securities
3. Gain on sales of shares in affiliated companies
4. Profit from change of equity investees
5. Gain on return of allowance for doubtful debts
6. Debt forgiveness income

VII. Extraordinary loss
1. Loss on sales of fixed assets
2. Loss on retirement of fixed assets
3. Devaluation of goodwill
4. Amortization of the consolidated adjustment account
5. Loss on devaluation of subsidiaries
6. Loss on sale of investment securities
7. Loss on devaluation of affiliated company
8. Loss on change of equity investees
9. Penalty for breaking a lease
10. Loss on liquidation of business
11. Expenses for moving the office
12. Expenses for change in corporate name
13. Payments for damages
14. Others

Current net profit before adjustment of taxes

Corporate tax, residential tax and business tax

Amount of adjustment, such as corporate tax

Profit of minority shareholders

Interim (current) period net profit

*Amounts rounded down to the nearest one thousand yen

**Statement of Interim Consolidated Surplus (Unit: thousand yen)**

Item

Consolidated accounting period in the previous term
From January 1, 2004 to June 30, 2004

Consolidated accounting period in this term
From January 1, 2005 to June 30, 2005

Statement of consolidated surplus summary in the previous fiscal year
From January 1, 2004 to December 31, 2004

(Capital Surplus)

I. Balance of capital surplus at beginning of term

II. Increase in capital surplus

III. Interim-end (closing) capital surplus balance

(Earned Surplus)

I. Balance of earned surplus at beginning of term

II. Increase in earned surplus

III. Decrease in earned surplus

IV. Balance of earned surplus at end of interim period (at end of the term)

**Statement of Interim Consolidated Cash Flow** (Unit: thousand yen)

Item

Consolidated accounting period in the previous term
From January 1, 2004 to June 30, 2004

Consolidated accounting period in this term
From January 1, 2005 to June 30, 2005

Statement of consolidated surplus summary in the previous fiscal year
From January 1, 2004 to December 31, 2004

Cash flow from operating activities

Cash flow from investing activities

Cash flow from financial activities

Effect of exchange rate changes on cash and cash equivalents

Net increase (Decrease) in cash and cash equivalents

Balance of cash and cash equivalents at the beginning of term

Increase in cash and cash equivalents in accordance with change of consolidated subsidiaries

Balance of cash and cash equivalents at the end of the term

*Amounts rounded down to the nearest one thousand yen

Page 8

**Interim Non-consolidated Financial Statements**

Non-Consolidated Interim Balance Sheet (summary) (Unit: thousand yen)

Item
14th term, interim period
As of June 30, 2004
15th term, interim period
As of June 30, 2005
14th term
As of December 31, 2004

(Assets)
Current assets
Fixed assets
Tangible fixed assets
Intangible fixed assets
Investments and other assets
Total of assets
(Liabilities)
Current liabilities
Fixed liabilities
Total of liabilities
Shareholder's Equity
Capital stock
Earned surplus
Other gaps in appraisal of securities
Own stocks
Total of liabilities shareholders' equity

*Amounts rounded down to the nearest one thousand yen

Page 8

**Non-Consolidated Interim Profit and Loss Statement (Unit: thousand yen)**

Item
14th term, interim period
(from January 1, 2004 to June 30, 2004)
15th term, interim period
(from January 1, 2005 to June 30, 2005)
14th term
(from January 1, 2004 to December 31, 2004)

Operating revenue
Business expenses
Sales and general administrative expenses
Operating profit
Non-operating revenue
Non-operating expenses
Ordinary profit
Extraordinary profit
Extraordinary loss
Current net profit before adjustment of taxes
Corporate tax, residential tax and business tax
Amount of adjustment, such as corporate tax
Interim (current) period net profit

Retained earnings at the beginning of a period

Interim divided

Decrease resulting from retirement of common stock due to merger

Interim (current) undivided profit

*Amounts rounded down to the nearest one thousand yen

Page 9

Stock Information (as of June 30, 2005)

Stock

Total number of authorized shares

Total number of issued shares

Total number of shareholders

Note: The total number of shareholders decreased by 3,161 from the end of the previous fiscal year.

**Major Shareholders**

Name of Shareholder Number of shares Voting rights (%)

Masatoshi Kumagai Office, Ltd.

Japan Trustee Service Bank, Ltd. (trust account)

Fairline Swint West Bank (client accounts)

Master Trust Bank of Japan, Ltd. (trust account)

Masatoshi Kumagai

Fairline Swint West Bank (client accounts)

Nippon Life Insurance (special account for pension)

Bank of New York GCM Client Account EISG

Calyon Paris Ordinary Account

Japan Trustee Service Bank, Ltd. (four trust accounts)

Ireland Special Jusdiq Lending Account (Standing proxy: Mizuho Corporate Bank)

Note: The Company holds 236,740 shares of treasury stock.

**Changes in Share Price and Trading Volume**

Share price

Trading volume

Note: For the share price data, the share price that has been retrospectively adjusted for stock splits is used.

**Status by shareholder**

Number of shareholders

Treasury stock

Government and local organizations

Securities firms

Other domestic corporations

Overseas corporations

Individuals and others

**Number of shares**

Overseas corporations

Individuals and others

Treasury stock

Government and local organizations

Financial institutions

Securities firms

Other domestic corporations

**Changes in the Number of Shares by Shareholder**

Ttreasury stock

Individuals and others

Overseas corporations

Other domestic corporations

Securities firms

Financial institutions

Government and local organizations

13th term

14th term

15th term (interim)

Page 10

Company information

Company outline

(as of June 30, 2005)

Trade name: GMO Internet Inc.

* On June 1, 2005, we changed our corporate name from Global Media Online to GMO Internet, Inc.

Established: May 24, 1991

Head office address: 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo

Capital: 3,311,300,000 yen

Number of employees: 217

Number of employs in the group: 954

**Directors**

| | |
|---|---|
| Representative Director and President | Masatoshi Kumagai |
| Executive director | Masashi Yasuda |
| Executive Director | Kenichiro Matsubara |
| Director | Hiroyuki Nishiyama |
| Director | Mitsuru Aoyama |
| Director | Noriyuki Hirosue |
| Director | Koichi Tachibana |
| Director | Naoya Watanabe |
| Director | Tadashi Ito |
| Director | Toshihiko Sugaya |
| Director | Katsumi Arisawa |
| Director | Teruhiro Arai |
| Standing Statutory Auditor | Masahiro Muto |
| Auditor | Manabu Kinoshita |
| Auditor | Keigo Ogura |

Note: Manabu Kinoshita, a corporate auditor, and Keigo Ogura, a corporate auditor, are external corporate auditors stipulated in Paragraph 1 of Article 18 of the Law Concerning Special Measures under the Commercial Code for Auditors of Incorporated Enterprises.

Shareholder Special Benefit Plan

The Company will issue a discount ticket (postcard) for the Company's services worth 5,000 yen to shareholders listed or recorded in the shareholder register and the register of shareholder benefit entitlements as of the end of June and December every year.

If the postcard is returned with necessary information filled in, the discount will apply to the payment the next month after the postcard arrives or the month after that. Please check the information on the postcard for more details about the available services.

Shareholder Information

Fiscal year closing: December 31

Ordinary general meeting of shareholders: March

Date for finalizing shareholders: December 31 every year

Newspaper for public notices: *Nihon Keizai Shimbun*

Transfer agent: UFJ Trust & Banking Co., Ltd.

Location of transfer agent: UFJ Trust & Banking Co., Ltd., Stock Transfer Agency Division

7-10-11 Higashisuna, Koto-ku, Tokyo 137-8081, Japan

Toll free number: 0120-232-711

Other locations of transfer agent services: UFJ Trust & Banking Co., Ltd., Braches in Japan

Request for stock procedure documents

To request the stock procedure documents, such as documents for reporting a change of registered address, seal, name, the designation for remitting dividends, requests to purchase shares less than one trading unit and requests for transferring shares, please contact the transfer agent listed above by telephone or via the Internet, 24 hours a day.

Toll free: 0120-244-479 (Stock Transfer Agency Division at Head Office)

http://www.ufjtrustbank.co.jp

Please access http://www.tr.nufg.jp/daikoku/ from October 1, 2005.

Shareholders wishing to use the securities depositary system should contact the securities firm with which they hold an account.

Number of shares in a trading unit: 100 shares

Stock code: 9449

Page 11

Contact for inquiries

Tel: 03-3461-2222

E-mail: ir@gmo.jp

Website: http://www.gmo.jp

IR Information: http://ir.gmo.jp/

Please check the website for the GMO Internet Group

We publish the latest information and financial information of the GMO Internet Group as well as daily information such as "kumagai.com," a blog of the Group representative, Masatoshi Kumagai. We believe that the website will provide users with a deeper understanding of the GMO Internet Group.

General information on the GMO Internet Group

http://www.gmo.jp

This link provides a guide to various services of the Group, as well as information of each Group company and the latest news.

Financial information of GMO Internet, Inc.

http://ir.gmo.jp/

Users are able to see material on investor relations, such as the statement of accounts, securities reports and press releases.

Also, the link transmits a video of the most recent results briefing.

Kumagai.com

http://www.kumagai.com

The blog of the Group representative, Masatoshi Kumagai

This link discusses topics in the Internet industry, the introduction of new services provided by the Company, and messages to shareholders and employees.

**Exhibit NN**

| | |
|---|---|
| [Cover] | |
| [Submitted document] | Provisional Report |
| [To be submitted to] | Head of the Kanto Finance Bureau |
| [Date of Submission] | September 30, 2005 |
| [Company Name] | GMO Internet Inc. |
| [Company Name in English] | GMO Internet, Inc. |
| [Title and Name of Representative Director] | Masatoshi Kumagai, Representative Director and President |
| [Location of Head Office] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456−2555 |
| [Name of Contact Person] | Masashi Yasuda<br>Executive Director Responsible for Administrative Sections, Group Business Strategies, and Investor Relations |
| [Nearest Contact Address] | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| [Phone Number] | (03)5456−2731 |
| [Name of Contact Person] | Toshihiko Sugaya, Director and Manager of Group General Affairs Division |
| [Place where the report is made available for public inspection] | Tokyo Stock Exchange Inc.<br>(2-1, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo) |

RECEIVED
2006 JAN 24 P 1:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1. Reason for the Submission

Because the Company acquired stocks in Orient Credit Co., Ltd. on September 30, 2004, it has become a nominated subsidiary of the Company. Therefore, we make this submission in compliance with Paragraph 4, Article 24-5 of the Securities and Exchange Law of Japan and No. 3 of Paragraph 2, Article 19 of the Cabinet Office Regulations concerning the disclosure of company details.

2. Details of the Report

(1) Name, address, name of the representative, capital amount and details of the business of the company that has become a specified subsidiary.

| Name | Address | Name of the representative | Capital amount | Details of the business |
|---|---|---|---|---|
| Orient Credit Co., Ltd. | 1-6-3, Iwamoto-cho, Chiyoda-ku, Tokyo | Yoshifumi Nakano | 6,501,950,400 yen | Personal finance service |

(2) The number of voting rights the Company has and the percentage of the total number of voting rights before and after the transfer.

| Item | Before the transfer | After the transfer |
|---|---|---|
| The number of voting rights of the Company | — | 72,972 |
| Percentage of total number of voting rights | — | 95.73% |

(3) Reason fort the transfer and the date

Stock acquisition, September 30, 2005


GMO
INTERNET
GROUP

ニッポンの「インターネット部」をめざして!

November 11, 2005

For Immediate Release

Address: 26-1 Sakuragaoka-cho , Shibuya-ku, Tokyo

Company name: GMO Internet Inc.

(Old name: Global Media Online Inc.)

Code No.9449 First Section of TSE

Company representative: Masatoshi Kumagai, Representative Director and President

Contact person: Masashi Yasuda, Executive Director

TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

**Announcement on the Merger of GMO Internet Group Companies**

GMO Internet Inc. is pleased to announce that a meeting of the Board of Directors held today, November 11, 2005, has resolved to create a merger between GMO Communications Co., Ltd., Telecom Online Inc. and Solis Corporation, which are subsidiaries of the Company, in order to combine the management resources to strengthen the competitiveness of the telemarketing business and domain business in the GMO Internet Group. The date of the merger is January 1, 2006, on which the merger will be conducted. In the merger, the Company will absorb the other companies.

1. Purpose of the Merger

With the aim of strengthening the competitiveness of the telemarketing business and domain business in the GMO Internet Group, we will aggregate the management resources of the three subsidiaries of the Company, namely GMO Communications Co., Ltd., Telecom Online Inc. and Solis Corporation.

| | |
|---|---|
| Telemarketing business | GMO Communications Co., Ltd. |
| | TELECOM ONLINE Inc. |
| Domain acquisition business | Solis Corporation |

2. Schedule for the Merger

| | |
|---|---|
| Signing of the Merger Agreement | November 11, 2005 (Friday) |
| General Meeting of Shareholders to approve the Merger Agreement<br>GMO Communications Co., Ltd.<br>TELECOM ONLINE Inc. | November 28, 2005 (Monday) |

| Solis Corporation | |
|---|---|
| Date of the Merger | January 1, 2006 (Sunday) |
| Date of Registration of the Merger (planned) | January 4, 2006 (Wednesday) |

3. Method of the Merger

The Company as the surviving company will absorb the three companies, namely GMO Communications Co., Ltd., Telecom Online Inc. and Solis Corporation. Because the three companies are 100% subsidiaries of the Company, there will be no allotment of new stocks, nor will cash be distributed due to the merger.

4. Outline of the Parties to the Merger

Merging Company

| ①Trade name | GMO Internet Inc. | |
|---|---|---|
| ②Type of business | Internet Use Support Business (Internet Infrastructure Business)<br>Access operations business<br>Domain acquisition business<br>Web hosting business<br>Website construction and support business | |
| ③Established | May, 1991 | |
| ④ Location of head office | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo | |
| ⑤ Representative director | Masatochi Kumagai | |
| ⑥Capital | 3,311,130,000 yen | |
| ⑦No. of shares issued | 62,031,378shares (as of November 11, 2005) | |
| ⑧Shareholder capital | 12,088,597,000 yen (The term ending December 2004) | |
| ⑨Total assets | 17,861,754,000 yen (The term ending December 2004) | |
| ⑩End of fiscal year | December 31 | |
| ⑪No. of employees | 189 (The term ending December 2004) | |
| ⑫Major clients | Customers: general customers etc. | |
| ⑬ Major shareholder and the percentage of voting rights (10% or more) | Kumagai Masatoshi Office Ltd. (36.67%)<br>(The term ending December 2004) | |
| ⑭Main bank | Bank of Tokyo-Mitsubishi Ltd. | |
| ⑮ Relationships with the other companies | Capital relationship | The three merged companies are 100% subsidiaries of the Company. |

| | Personal relationships | Masatoshi Kumagai, Representative Director; Masashi Yasuda, Executive Director; Kenichro Matsubara, Managing Director; Tadashi Ito, Director; and Toshihiko Sugaya, Director have also held executive posts concurrently at the merged companies (GMO Communications Co., Ltd. and Telecom Online Inc.). |
|---|---|---|
| | Business relationships | The Company has traded with the merged company (GMO Communications Co., Ltd.) for the maintenance of telecommunication equipment. |

⑯ Business performance over the last three fiscal terms

| End of fiscal year | The term ending December 2002 | The term ending December 2003 | The term ending December 2004 |
|---|---|---|---|
| Sales (thousand yen) | 6,648,037 | 7,238,375 | 8,207,273 |
| Operating profit (thousand yen) | 479,859 | 854,621 | 1,011,495 |
| Ordinary profit (thousand yen) | 461,644 | 883,505 | 1,315,925 |
| Net profit (thousand yen) | 123,839 | 576,056 | 2,198,740 |
| Net profit per share (yen) | 4.48 | 20.81 | 38.75 |
| Annual dividend per share (yen) | 4.0 | 6.0 | 5.0※ |
| Shareholder capital per share (yen) | 294.73 | 360.06 | 197.64 |

※ On the base date of June 30, 2004, each common stock was split into two without charge. The dividend represents the amount after the stock split.

Merged Company – 1

| ①Trade name | GMO Communications Co., Ltd. | |
|---|---|---|
| ②Type of business | Telemarketing business | |
| ③Established | March, 1997 | |
| ④ Location of head office | 20-1, Sakuragaoka-cho, Shibuya-ku, Tokyo | |
| ⑤ Representative director | Kenichiro Matsubara | |
| ⑥Capital | 275,400,000 yen | |
| ⑦No. of shares issued | 10,460shares (as of November 11, 2005) | |
| ⑧Shareholder capital | 628,611,000 yen (The term ending December 2004) | |
| ⑨Total assets | 1,353,991,000 yen (The term ending December 2004) | |
| ⑩End of fiscal year | December 31 | |
| ⑪No. of employees | 125 (The term ending December 2004) | |
| ⑫Major clients | Customers: general customers etc. | |
| ⑬ Major shareholder and the percentage of voting rights (10% or more) | GMO Internet Inc. (100.0%) | |
| ⑭Main bank | Bank of Tokyo-Mitsubishi Ltd. | |
| ⑮ Business performance over the last three fiscal terms | Capital relationship | 100% subsidiary of the merging company (GMO Internet) |
| | Personal relationships | Masatoshi Kumagai, Representative Director and Kenichiro Matsubara, Managing Director of the merging company (GMO Internet) have also held executive posts. |
| | Business relationships | It has traded with the merging company (GMO Internet) for the maintenance of telecommunications equipment. |

⑯Business performance over the last three fiscal terms

| End of fiscal year | The term ending December 2002 | The term ending December 2003 | The term ending December 2004 |
|---|---|---|---|
| Sales (thousand yen) | 1,030,830 | 1,500,089 | 2,822,221 |
| Operating profit (thousand yen) | 126,660 | 91,508 | 352,683 |

| Ordinary profit (thousand yen) | 131,132 | 93,413 | 357,745 |
|---|---|---|---|
| Net profit (thousand yen) | 118,270 | 49,599 | 198,647 |
| Net profit per share (yen) | 11,306.94 | 4,741.82 | 18,991.12 |
| Annual dividend per share (yen) | — | — | 9,740.0 |
| Shareholder capital per share (yen) | 41,514.50 | 41,794.53 | 60,096.66 |

(Merged Company／2)

| ①Trade name | TELECOM ONLINE INC. | |
|---|---|---|
| ②Type of business | Telemarketing business | |
| ③Established | August 2004 | |
| ④ Location of head office | 8-9, Sakuragaoka-cho, Shibuya-ku, Tokyo | |
| ⑤ Representative director | Kazuhiko Miyazaki | |
| ⑥Capital | 50,000,000 yen | |
| ⑦No. of shares issued | 1,000shares (as of November 11, 2005) | |
| ⑧Shareholder capital | △3,305,000 yen (The term ending December 2004) | |
| ⑨Total assets | 81,287,000 yen (The term ending December 2004) | |
| ⑩End of fiscal year | December 31 | |
| ⑪No. of employees | 19 (The term ending December 2004) | |
| ⑫Major clients | Customers: general customers etc. | |
| ⑬ Major shareholder and the percentage of voting rights (10% or more) | GMO Internet Inc. (100.0%) | |
| ⑭Main bank | Bank of Tokyo-Mitsubishi Ltd. | |
| ⑮ Business performance over the last three fiscal terms | Capital relationship | 100% subsidiary of the merging company (GMO Internet) |
| | Personal relationships | Masashi Yasuda, Executive Director, Tadashi Ito and Toshihiko Sugaya Director of the merging company (GMO Internet) have also held executive posts. |





| | Business relationships | There is no applicable item. | |
|---|---|---|---|
| ⑯Business performance over the last three fiscal terms | | | |
| End of fiscal year | The term ending December 2004※ | — | — |
| Sales (thousand yen) | 65,855 | — | — |
| Operating profit (thousand yen) | △52,539 | — | — |
| Ordinary profit (thousand yen) | △53,238 | — | — |
| Net profit (thousand yen) | △53,305 | — | — |
| Net profit per share (yen) | △53,305.06 | — | — |
| Annual dividend per share (yen) | — | — | — |
| Shareholder capital per share (yen) | △3,305.07 | — | — |

※ △: loss

※ Fiscal December 2004 of Telecom Online Inc. is the year of its incorporation, so that the financial figures are of the period from August 2004 to December 2004.

(Merged Company／3)

| ①Trade name | Solis Corporation |
|---|---|
| ②Type of business | 1. Domain acquisition business<br>2. DDNS business |
| ③Established | February, 2001 |
| ④ Location of head office | 1-22-24, Hyakunin-cho, Shinjuku-ku, Tokyo |
| ⑤ Representative director | Darshan Nadoo |
| ⑥Capital | 10,819,000 yen |
| ⑦No. of shares issued | 819,200 shares (as of August 1, 2005) |
| ⑧Shareholder capital | 12,094,000 yen (The term ending December 2004) |
| ⑨Total assets | 45,504,000 yen (The term ending December 2004) |
| ⑩End of fiscal year | December 31 |
| ⑪No. of employees | 9 (July, 2005) |

| | | |
|---|---|---|
| ⑫Major clients | Customers: general customers etc. | |
| ⑬ Major shareholder and the percentage of voting rights (10% or more) | GMO Internet Inc. (100.0%) | |
| ⑭Main bank | Bank of Tokyo-Mitsubishi Ltd. | |
| ⑮ Business performance over the last three fiscal terms | Capital relationship | 100% subsidiary of the merging company (GMO Internet) |
| | Personal relationships | There is no applicable item. |
| | Business relationships | There is no applicable item. |

⑯Business performance over the last three fiscal terms

| End of fiscal year | The term ending December 2002 | The term ending December 2003 | The term ending December 2004 |
|---|---:|---:|---:|
| Sales (thousand yen) | 45,521 | 191,902 | 158,965 |
| Operating profit (thousand yen) | △24,051 | 30,902 | 570 |
| Ordinary profit (thousand yen) | △24,229 | 30,958 | 153 |
| Net profit (thousand yen) | △24,409 | 30,038 | △144 |
| Net profit per share (yen) | △29.80 | 36.67 | △0.18 |
| Annual dividend per share (yen) | — | — | — |
| Shareholder capital per share (yen) | △21.72 | 14.93 | 14.76 |

※ △: loss

5. Status after the merger

After the merger, there will be no change in the Company's status.

| | |
|---|---|
| ①Trade name | GMO Internet Inc. |
| ②Type of business | Internet Use Support Business (Internet Infrastructure Business)<br>Access operations business<br>Domain acquisition business<br>Web hosting business<br>Website construction and support business |
| ③Established | May, 1991 |
| ④ Location of head office | 26-1, Sakuragaoka-cho, Shibuya-ku, Tokyo |
| ⑤ Representative director | Masatochi Kumagai |
| ⑥Capital | 3,311,130 thousand yen (fiscal December 2004). There will be no change after the merger. |
| ⑦Total assets | 17,861,754,000 yen (The term ending December 2004)<br>There is no change after the merger. |
| ⑧End of fiscal year | December 31 |
| ⑨ Effect on performance | Because the date of the merger is January 1, 2006, the merger has no effect on the performance this fiscal term. The prospects for performance in fiscal December 2006 will be announced when it has been determined. |

Exhibit PP


GMO
INTERNET
GROUP

December 16, 2005

For Immediate Release

Address : 26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo
Company name : GMO Internet Inc.
Code No.9449 (First Section of TSE)
Company representative : Masatoshi Kumagai, Representative Director and President
Contact person : Masashi Yasuda, Executive Director
TEL : 03-5456-2555 (switchboard)
URL : http://www.gmo.jp

RECEIVED
2006 JAN 24 P 1:2
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Public Listing of GMO Internet Group Company: GMO HOSTING & SECURITY, Inc.

GMO Internet, Inc. is pleased to announce that as of today, December 16, 2005, GMO HOSTING & SECURITY, Inc., a consolidated subsidiary of GMO Internet, has been listed on the Tokyo Stock Exchange Mothers Market.

The GMO Internet Group has generated a greater increase in Internet Web pages in Japan than any other group. Group companies endeavor to improve their competitiveness in their specialist areas of expertise, to increase customer satisfaction and bolster the Group's value.

Within the Group, GMO HOSTING & SECURITY provides corporate, SOHO and personal customers with hosting and security services.

With a growing volume of information being transmitted via the Internet, hosting services that contribute to the Internet's infrastructure, such as website construction, are playing an increasingly important role. Serving 130,000 customers, GMO HOSTING & SECURITY boasts the largest customer base in the Japanese market and is expected to further expand in the future. With the growth of the Internet, security in Internet use is valued more than ever before. To meet the demand for risk prevention solutions, GMO HOSTING & SECURITY is ranked second in the Japanese with its security services. Its security business takes advantage of the synergy with the hosting services to enjoy rapid growth.

Within the GMO Internet Group, GMO HOSTING & SECURITY is the fourth publicly-listed company after GMO Internet (Code 9449, TSE 1st Section), Magclick Inc. (Code 4784, OSE Hercules) and GMO Payment Gateway, Inc. (Code 3769, TSE Mothers). In the future, the GMO Internet Group will use its combined strength to move forward, as we aim to foster an Internet culture and industry, create happy, satisfied customers, and engage in corporate activities that


GMO
INTERNET
GROUP

contribute to society and its citizens. We ask all our shareholders, our clients and our affiliates for their continued support and cooperation.

Exhibit QQ

GMO INTERNET GROUP

December 16, 2005

For Immediate Release
Address: 26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo
Company name: GMO Internet Inc.
Code No.9449 (First Section of TSE)
Company representative: Masatoshi Kumagai, Representative Director and President
Contact person: Masashi Yasuda, Executive Director
TEL: 03-5456-2555 (switchboard)
URL: http://www.gmo.jp

RECEIVED
2006 JAN 24 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# Consolidated and Non-consolidated Full Year Earnings Forecasts Revised Upwards for the Year Ending December 31, 2005

GMO Internet, Inc. is pleased to announce the following revisions to the consolidated and non-consolidated earnings forecasts for the year ending December 31, 2005 (January 1, 2005 to December 31, 2005), which were announced in the notice on August 15, 2005 entitled "Consolidated and Non-consolidated Full Year Earnings Forecasts Revised Upwards for the Year Ending December 31, 2005."

1. Revision of Profit Forecast

Revision to consolidated earnings forecast for the year ending December 31, 2005

| | Sales | Ordinary profit | Current net profit |
|---|---|---|---|
| As of August 15, 2005 Previous forecast (a) | Million yen 38,000 | Million yen 4,500 | Million yen 2,000 |
| New forecast (b) | 38,000 | 4,500 | 2,900 |
| Changed amount (b-a) | — | — | 900 |
| Rate of Change | —% | —% | 45.0% |
| (Reference) Actual results for the previous year (the year ended December 31, 2004) | 23,561 | 2,805 | 2,563 |
| (Reference) Anticipation for current net profit per share (Full year): 47.33 yen | | | |

Revision to non-consolidated earnings forecast for the year ending December 31, 2005

| | Sales | Ordinary profit | Current net profit |
|---|---|---|---|
| As of August 15, 2005 Previous forecast (a) | Million yen 10,000 | Million yen 1,500 | Million yen 1,200 |
| New forecast (b) | 10,000 | 1,500 | 1,500 |
| Changed amount (b-a) | — | — | 300 |
| Rate of Change | —% | —% | 25.0% |
| (Reference) | 8,207 | 1,315 | 2,198 |


© copyright 1995-2005 — GMO Internet Group — GMO Internet, Inc. all right reserved.

| Actual results for the previous year (the year ended December 31, 2004) | | | |
|---|---|---|---|
| (Reference)<br>Anticipation for current net profit per share (Full year): 24.48 yen | | | |

2. Reason for the Revision

Despite a loss of 634 million yen on the retirement of operating equipment, we earned profit of 1,689 million yen on sales of shares of GMO HOSTING & SECURITY, Inc. after today's public listing of its stock. A total of 1,180 shares were sold at the price of 1,480,000 yen each. As a result, we have revised our forecast consolidated current net profit from 2,000 million yen to 2,900 million yen and forecast non-consolidated current net profit from 1,200 million yen to 1,500 million yen.

* The above forecasts are based on information available as of the date of this announcement.
Actual results may differ from the forecasts depending on future factors.


© copyright 1995-2005 — GMO Internet Group — GMO Internet, Inc. all right reserved.

Exhibit RR



January 5, 2006

For Immediate Release

Address : 26-1 Sakuragaoka-cho, Shibuya-ku, Tokyo

Company name : GMO Internet Inc.

Code No.9449 (First Section of TSE)

Company representative : Masatoshi Kumagai, Representative Director and President

Contact person : Masashi Yasuda, Executive Director

TEL : 03-5456-2555 (switchboard)

URL : http://www.gmo.jp

RECEIVED 2006 JAN 24 P 1:12 OFFICE OF INTERNATIONAL CORPORATE FINANCE

**Notice of Completion of Merger of GMO Internet Group Subsidiaries and Restructuring**

GMO Internet, Inc. ("the Company") is pleased to announce that, as announced on November 11, 2005, with effect from January 1, 2006, the merger with the Company's subsidiaries GMO Communications Co., Ltd., TELECOM ONLINE Inc. and Solis Corporation was completed and, as a result of this merger, the Company has carried out some restructuring and altered its Directors' duties.

1. Departments newly established as a result of the merger

| Name of department | Role |
|---|---|
| Corporate Sales Division | Has taken over the functions of GMO Communications Co., Ltd. |
| Media Sales Division | Has taken over the functions of TELECOM ONLINE Inc. The Company has absorbed the Sales Division into the Media Sales Division. |

2. Alteration of Directors' Duties

| Title | Name | After change | Before change |
|---|---|---|---|
| Managing Director | Kenichiro Matsubara | Manager of Corporate Sales Division | President&Representative Director of GMO CommunicationsCo., Ltd. ※ |

※ GMO Communications Co., Ltd. was made a wholly owned subsidiary of the Company and was a strategic Group company selling the various services and Internet support services of the GMO Internet Group to corporations.